As filed with the Securities and Exchange Commission on October 4, 2004

Registration No. 333-118786

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ennis, Inc.

(Exact name of registrant as specified in its charter)

Texas	2761	75-0256410
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2441 Presidential Pkwy. Midlothian, Texas 76065 (972) 775-9801 (Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Keith S. Walters

Chairman,

CEO and President

Ennis, Inc.

2441 Presidential Pkwy.

Midlothian, Texas 76065

(972) 775-9801

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

With copies to:

Norman R. Miller, Esq. Paul C. Cancilla, Esq. Kirkpatrick & Lockhart LLP 2828 N. Harwood Street, Suite 1800 Dallas, Texas 75201-6966 (214) 939-4900	Kenneth Hartmann, Esq. Joseph H. Greenberg, Esq. Gardner Carton & Douglas LLP 191 N. Wacker Drive, Suite 3700 Chicago, Illinois 60606 (312) 569-1000

Approximate date of commencement of the proposed sale of the securities to the public:    As soon as practicable after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Dear Ennis Shareholder:

You are cordially invited to attend a special meeting of shareholders of Ennis, Inc. to be held on November 4, 2004 at the Midlothian Community Center, One Community Circle, Midlothian, Texas commencing at 10 a.m. local time. At this special meeting, you will be asked to vote upon the issuance of shares of Ennis common stock in connection with an amended Agreement and Plan of Merger pursuant to which Centrum Acquisition, Inc. will be merged with and into a subsidiary of Ennis. If the merger is completed, Ennis will issue up to approximately 8.8 million shares of its common stock and will pay between $12.5 million and $20 million in cash to the stockholders of Centrum in exchange for all of the outstanding common stock of Centrum.

The board of directors and stockholders of Centrum have already approved the merger and the amended merger agreement. However, the merger cannot be completed unless Ennis’ shareholders approve the issuance of Ennis common stock at the special meeting. If you were a shareholder of record of Ennis common stock on October 1, 2004, you are entitled to vote at the special meeting. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card.

This proxy statement/prospectus also constitutes the prospectus of Ennis for the shares of Ennis common stock to be issued in the merger. Ennis trades on the New York Stock Exchange under the symbol “EBF.” On September 30, 2004, the closing price of Ennis common stock was $21.42.

The board of directors of Ennis believes that the merger is in the best interests of Ennis’ shareholders. The board has approved the merger with Centrum and recommends that you vote in favor of the proposal to approve the share issuance in connection with the merger.

Sincerely,

/s/    Keith S. Walters

Keith S. Walters

Chairman, CEO and President

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE ENNIS COMMON STOCK TO BE ISSUED IN THE MERGER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus provides you with detailed information about the merger, Ennis, Centrum and the shares of Ennis common stock that will be issued if the merger is completed. We encourage you to read this entire document carefully. Please see the section entitled “ Risk Factors” beginning on page 21 for a discussion of potential risks associated with the merger.

This proxy statement/prospectus is dated October 4, 2004 and is first being mailed to Ennis shareholders on or about October 5, 2004.

ENNIS, INC.

2441 Presidential Pkwy.

Midlothian, Texas 76065

(972) 775-9801

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On November 4, 2004

Notice is hereby given that a special meeting of shareholders of Ennis, Inc., a Texas corporation, will be held on November 4, 2004, at the Midlothian Community Center, One Community Center, Midlothian, Texas commencing at 10 a.m., local time, to consider and vote upon the following matters described in the accompanying proxy statement/prospectus:

1. To approve the issuance of shares of Ennis common stock to the holders of all of the capital stock of Centrum Acquisition, Inc. in connection with the merger of Centrum with and into a subsidiary of Ennis pursuant to the terms of the Agreement and Plan of Merger dated as of June 25, 2004 among Ennis, Centrum, and Midlothian Holdings LLC, a subsidiary of Ennis formed solely for the purpose of effecting the merger, as amended by the First Amendment to Agreement and Plan of Merger dated as of August 23, 2004.

2. To act on such other matters as may properly come before the special meeting or any adjournment or postponement of the special meeting.

The merger agreement and first amendment to the merger agreement are more completely described in the accompanying proxy statement/prospectus, and a copy of each is attached as Annex A and Annex B, respectively, to the proxy statement/prospectus. Please review these materials carefully and consider fully the information set forth therein.

Only holders of record of Ennis common stock at the close of business on October 1, 2004 will be entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Approval of the share issuance requires the affirmative vote of the holders of at least a majority of the votes cast at the special meeting, if the holders of at least a majority of the outstanding shares of Ennis common stock are present in person or by proxy at the special meeting.

The board of directors of Ennis unanimously:

(i) has determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, Ennis and its shareholders;

(ii) has approved and adopted the merger agreement and approved the merger and the other transactions contemplated thereby; and

(iii) recommends that the shareholders of Ennis vote “FOR” approval of the issuance of shares of Ennis common stock in connection with the merger.

Your vote is important. Whether or not you plan to attend the special meeting, please complete, date, sign and return the enclosed proxy card promptly. This will assure your representation at the special meeting and may avoid the cost of additional communications. This will not prevent you from voting in person at the special meeting. You may revoke your proxy at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the Secretary of Ennis a written revocation bearing a later date, or by attending and voting in person at the special meeting.

By Order of the Board of Directors, /s/ Keith S. Walters

Midlothian, Texas	Keith S. Walters
October 4, 2004	Chairman, CEO and President

YOUR VOTE IS VERY IMPORTANT

TO VOTE YOUR SHARES, PLEASE COMPLETE, DATE, SIGN AND MAIL THE ENCLOSED PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

Should you have any questions regarding the special meeting or the attached proxy statement/prospectus, please contact our proxy solicitor, Georgeson Shareholder. Banks and brokers should call (212) 440-9800; all others call toll free at (877) 255-0125.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Ennis from other documents that are not included in or delivered with this proxy statement/prospectus. Such information is included in documents filed by Ennis with the Securities and Exchange Commission, which are available without charge from the Securities and Exchange Commission’s website at www.sec.gov. See “Where You Can Find More Information” beginning on page 99 for further information about Ennis.

Copies of the documents relating to Ennis may also be obtained free of charge from Ennis on the Internet at www.ennis.com under the “Investor Relations” section. You can also obtain these documents without charge by requesting them in writing or by telephone from Ennis at:

Ennis, Inc.

Attn: Harve Cathey, Vice President—Finance,

Chief Financial Officer and Secretary

2441 Presidential Pkwy.

Midlothian, Texas 76065

(972) 775-9801

If you would like to request any documents, please do so by October 28, 2004 in order to receive them before the Ennis special meeting.

All information in this proxy statement/prospectus concerning Ennis has been furnished by Ennis. All information in this proxy statement/prospectus concerning Centrum has been furnished by Centrum. While the pro forma financial information included in this proxy statement/prospectus reflects the pro forma balance sheet and statements of operations of Ennis after giving effect to the merger, such pro forma balance sheet and statements of operations are based on the financial statements of Ennis and Centrum provided by Ennis and Centrum, respectively (and, in the case of the financial information concerning Crabar/GBF, Inc., or Crabar/GBF, included in the pro forma financial information, such information was provided by the stockholders of Crabar/GBF). Ennis has represented to Centrum, Centrum has represented to Ennis and the stockholders of Crabar/GBF have represented to Ennis, that the information furnished by and concerning it is true and complete in all material respects.

QUESTIONS AND ANSWERS

Q: What am I being asked to vote on?

A: You are being asked to vote on the issuance of up to approximately 8.8 million shares of Ennis common stock to Centrum stockholders in connection with the merger of Centrum with and into a subsidiary of Ennis. This shareholder vote is required under the rules of the New York Stock Exchange, or NYSE, because

•	the aggregate number of shares of Ennis common stock to be issued to Centrum stockholders in the merger will exceed 20% of the total number of shares of Ennis common stock and voting power outstanding immediately prior to the completion of the merger; and

•	the issuance of shares of Ennis common stock to the Centrum stockholders in the merger may result in a “change in control” of Ennis within the meaning of the rules of the NYSE.

Ennis shareholder approval of the issuance of Ennis common stock in connection with the merger is a condition to the consummation of the merger.

Q: Why is the merger being proposed?

A: Ennis is proposing the merger because we believe the combined company will be able to compete more effectively by broadening the range of products we offer to our distribution channels to include complementary activewear. Ennis believes that the merger will favorably position the combined company in strategic distribution channels and will generate significant cash flow.

Q: What will happen if the merger is completed?

A: Ennis will acquire Centrum through the merger of Centrum with and into a wholly-owned subsidiary of Ennis.

Q: When will the merger be completed?

A: The merger will be completed when the conditions described below under “The Merger Agreement-Conditions to Completion of the Merger” are satisfied (or, where permitted, waived). Ennis and Centrum believe that the merger will be completed by November 30, 2004. There can be no guarantee, however, as to when all conditions to the merger will be satisfied (or, where permitted, waived) and the completion of the merger will occur, if at all.

Q: Do the Centrum stockholders need to approve the merger?

A: No. Centrum’s board of directors and all of its stockholders have already approved the merger.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement/prospectus, please fill out, date and sign your proxy card. Please mail your completed proxy card in the enclosed return envelope, as soon as possible so that your shares may be represented at the special meeting. Your proxy will instruct the persons named on the proxy card to vote your shares at the special meeting as you direct on the card.

Q: Can I change my vote after I have mailed my signed proxy?

A: Yes. You may change your vote at any time before your proxy is voted at the special meeting. You can do this in several ways. First, you can send a written notice to the Secretary of Ennis stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card with a later date. Third, you can attend the special meeting and vote in person. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote. Further information about these procedures is contained in the section entitled “The Special Meeting” on page 25.

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Q: If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A: Your broker will vote your shares only if you instruct your broker on how to vote. Your broker will send you directions on how you can instruct your broker to vote. Your broker cannot vote your shares without instructions from you. You should therefore be sure to provide your broker with instructions on how to vote your shares.

Q: How will my shares be voted if I return a blank proxy card?

A: If you sign, date and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote for approval of the issuance of shares of Ennis common stock in the merger.

Q: What will be the effect if I do not vote?

A: Abstentions will have the effect of a vote against the proposal to issue shares of Ennis common stock in the merger. However, broker non-votes and a failure to vote will not affect the outcome of the vote because they will not be counted as a vote cast either for or against the proposal.

Q: Do I have dissenters’ rights of appraisal?

A: No. Neither Ennis shareholders nor Centrum stockholders will have dissenters’ rights of appraisal in connection with the merger.

Q: How will Ennis shareholders be affected by the merger and share issuance?

A: After the merger, each Ennis shareholder will have the same number of shares of Ennis common stock that such shareholder held immediately prior to the merger. However, because Ennis will be issuing new shares of Ennis common stock to Centrum stockholders in the merger, each outstanding share of Ennis common stock immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of Ennis common stock outstanding after the merger. As a result of the merger, each Ennis shareholder will own shares in a larger company with more assets.

Q: What are the tax consequences of the merger?

A: Ennis and Centrum intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. For a full description of the material tax consequences of the merger, see “The Merger-Material United States Federal Income Tax Consequences of the Merger” beginning on page     .

Q: What vote of Ennis shareholders is required to approve the share issuance?

A: The issuance of shares of Ennis common stock in connection with the merger requires the affirmative vote of a majority of the votes cast in person or by proxy at the Ennis special meeting, if the holders of at least a majority of the outstanding shares of Ennis common stock are present in person or by proxy at the special meeting.

Q: Are there risks associated with the merger that I should consider in deciding how to vote?

A: Yes. You should carefully read the detailed description of the risks associated with the merger in the section entitled “Risk Factors” beginning on page 21.

Q: Whom do I call if I have questions about the meeting or the merger?

A: Please contact Harve Cathey, Vice President—Finance, Chief Financial Officer and Secretary of Ennis, at (972) 775-9801 with any questions about the meeting or the merger.

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SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. The merger agreement is attached to this proxy statement/prospectus as Annex A and the first amendment to the merger agreement is attached as Annex B. To fully understand the merger and for a more complete description of the terms of the merger, the amended merger agreement and the other agreements executed or to be executed in connection with the merger, you should carefully read this entire document, including the exhibits, and the documents we refer you to under the caption “Where You Can Find More Information” on page 99. Unless the context otherwise requires, all references to the “merger agreement” in this proxy statement/prospectus refer to the merger agreement as amended. Unless the context otherwise requires, all references in this proxy statement/prospectus to “Ennis,” “we,” “us,” and “our” refer to Ennis, Inc. and its subsidiaries, and all references to “Centrum” refer to Centrum Acquisition, Inc. and its subsidiaries. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

The Companies (Page 62)

Ennis, Inc.

2441 Presidential Pkwy.

Midlothian, Texas 76065

(972) 775-9801

Ennis, Inc. prints and constructs a broad line of business forms and other printed business products for national distribution primarily through independent dealers. Ennis operates in three business segments: the Forms Solutions Group, the Promotional Solutions Group and the Financial Solutions Group. The Forms Solutions Group is primarily engaged in the business of manufacturing and selling business forms and other printed business products through distributors located in the United States. The Promotional Solutions Group is primarily engaged in the design, production and distribution of printed and electronic media, presentation products, flexographic printing, advertising specialties and Post-it® Notes. The Financial Solutions Group designs, manufactures and markets printed forms and specializes in internal bank forms, secure and negotiable documents and custom products.

Centrum Acquisition, Inc.

1501 E. Cerritos Ave.

Anaheim, California 92805

(714) 765-0400

Through its subsidiaries, Centrum Acquisition, Inc. operates under the trade name Alstyle Apparel. Centrum is a leading vertically integrated manufacturer and distributor of high-quality basic activewear products to the wholesale imprinted activewear market in North America and Europe. Centrum’s product lines include T-shirts, tank tops and fleece (sweatshirts) in 100% cotton and in a variety of weights, sizes, colors and styles. Centrum’s products are marketed under the “AAA,” Murina®, Tennessee River®, Diamond Star® and Gaziani® brands, as well as offered under private label and re-labeling programs.

The Special Meeting and Voting (Page 25)

The Special Meeting (Page 25)

The special meeting of Ennis shareholders will be held at the Midlothian Community Center, One Community Circle, Midlothian, Texas, at 10 a.m., local time, on November 4, 2004. At the special meeting, shareholders will be asked to approve the issuance of the shares of Ennis common stock in connection with the merger.

Record Date; Voting Power (Page 25)

Ennis shareholders are entitled to vote at the special meeting if they owned shares as of the close of business on October 1, 2004, referred to as the record date. As of the record date, there were approximately 16,430,658 shares of Ennis common stock outstanding and entitled to vote at the special meeting. Shareholders will have one vote at the special meeting for each share of Ennis common stock they owned on the record date.

Vote Required (Page 26)

At the special meeting, assuming at least a majority of the outstanding shares of Ennis common stock are present in person or by proxy, the affirmative vote of a majority of the votes cast is required to approve the issuance of shares of Ennis common stock in connection with the merger.

As of the record date, shares representing approximately 1% of the total outstanding shares of Ennis common stock were held by Ennis’ directors, executive officers and their respective affiliates.

Quorum; Abstentions and Broker Non-Votes (Page 25)

A quorum must be present to transact business at the special meeting. If an Ennis shareholder submits a properly executed proxy card, even if that person abstains from voting, his or her shares will be counted for purposes of calculating whether a quorum is present at the special meeting.

A quorum at the special meeting requires the presence, whether in person or by proxy, of a majority of the Ennis common stock issued and outstanding as of the applicable record date and entitled to vote at the special meeting.

Shares held in “street name” by brokers and other record holders but not voted at the special meeting because such brokers have not received voting instructions from the underlying owners are called “broker non-votes.” An abstention occurs when a shareholder attends a meeting, either in person or by proxy, but abstains from voting. If no instruction as to how to vote is given (including an instruction to abstain) in an executed, duly returned and not revoked proxy, the proxy will be voted for each proposal to be voted on by the Ennis shareholders.

At the special meeting, abstentions and broker non-votes will be counted in determining whether a quorum is present. In addition, abstentions will have the effect of a vote against the issuance of Ennis common stock in the merger. However, broker non-votes and a complete failure to vote will not affect the outcome of the vote since they will not be counted as votes either for or against this proposal.

The Merger (Page 28)

How the Merger is Structured (Page 28)

To accomplish Ennis’ acquisition of Centrum, Centrum will be merged with and into a subsidiary of Ennis. Following the merger, the subsidiary will be the surviving entity in the merger, and the surviving entity will continue as a subsidiary of Ennis.

What Centrum Stockholders Will Receive in the Merger (Page 41)

In the merger, Centrum stockholders will receive a combination of cash and Ennis common stock in exchange for their Centrum shares. At least three business days prior to the closing of the merger, Ennis will notify the Centrum stockholders of the amount of cash that Ennis elects to pay to the Centrum stockholders at closing. This amount will be not less than $12.5 million and not more than $20 million and is referred to in this proxy statement/prospectus as the cash consideration.

In addition to the cash consideration, Centrum stockholders will also receive a number of shares of Ennis common stock based upon a $242 million valuation of Centrum less (i) Centrum indebtedness for interest-bearing borrowed money and funded debt outstanding as of the day of merger (this amount will be no less than $104 million minus the amount of the cash consideration), (ii) the amount of the cash consideration, and (iii) $400,000 to be paid as consideration for the non-competition agreement (as discussed in this Summary under the heading “Non-Competition Agreement”), subject to certain escrow and other holdback arrangements for indemnification and other obligations. The resulting value will be divided by $15.63, which was the average trading price of Ennis over the 30-day trading period immediately preceding the execution of the merger agreement, to determine the total number of shares of Ennis common stock to be issued in the merger. Depending on the amount of the specified Centrum debt and the cash consideration, we expect this to result in Ennis issuing approximately 8.8 million shares of its common stock in the merger. The total number of shares of Ennis common stock that will be issued in the merger will be distributed among Centrum stockholders in proportion to their ownership of Centrum common stock, subject to certain escrow and other holdback arrangements.

Ownership of Ennis Following the Merger

Depending on the amount of the cash consideration and assumed debt at the closing of the merger, we anticipate that Centrum stockholders will receive approximately 8.8 million shares of Ennis common stock in the merger. Assuming approximately 8.8 million shares are issued, after the merger, former Centrum stockholders will own approximately 35% of the outstanding shares of Ennis common stock and therefore will have the ability to exercise approximately 35% of the total voting power of Ennis. Under this scenario, Ennis shareholders will continue to hold approximately 16.6 million shares or approximately 65% of the outstanding shares of Ennis common stock after the merger.

Matters to be Considered in Deciding How to Vote (Page 31)

Recommendation of the Ennis Board of Directors (Page 31)

The Ennis board of directors believes that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, Ennis and its shareholders and unanimously recommends that the Ennis shareholders vote “FOR” approval of the issuance of shares of Ennis common stock in connection with the merger.

Opinion of Ennis’ Financial Advisor (Page 32)

On June 24, 2004, Bernstein, Conklin & Balcombe delivered a written opinion to the Ennis board of directors that, as of such date, the merger, including the $242 million in aggregate merger consideration to be paid in a combination of Ennis common stock and assumed liabilities was fair, from a financial point of view, to the holders of Ennis common stock. Subsequently, Bernstein, Conklin & Balcombe was provided a copy of the first amendment to the merger agreement, which provides, among other things, that between $12,500,000 and $20,000,000 of the merger consideration would be in the form of cash rather than the assumption of liabilities. Bernstein, Conklin & Balcombe determined that this first amendment did not affect its opinion or valuation analysis in any material way. The full text of Bernstein, Conklin & Balcombe’s written opinion, dated June 24, 2004, is attached to this proxy statement/prospectus as Annex C. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, and qualifications and limitations of the review undertaken. Bernstein, Conklin & Balcombe’s opinion was provided to the Ennis board of directors in connection with its consideration of the merger, and does not constitute a recommendation to any shareholder of Ennis as to whether to vote for or against the issuance of the shares of Ennis common stock in connection with the merger.

Approval of Centrum’s Board of Directors and Stockholders (Page 31)

Centrum’s board of directors and all of Centrum’s stockholders have approved the merger, the merger agreement and the transactions and other agreements contemplated by the merger agreement. No additional approval by Centrum’s board or stockholders is required to complete the merger and the other transactions contemplated by the merger agreement.

Material United States Federal Income Tax Consequences of the Merger (Page 36)

It is a condition to the completion of the merger, unless waived by the parties, that each of Ennis and Centrum receives a legal opinion from their respective tax counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. For a full description of the material tax consequences of the merger, see “The Merger—Material United States Federal Income Tax Consequences of the Merger” beginning on page 36.

Dissenters’ Rights of Appraisal (Page 36)

Holders of Ennis common stock and Centrum common stock do not have dissenters’ rights of appraisal in connection with the merger.

Accounting Treatment (Page 36)

The merger will be accounted for using the purchase method of accounting.

Regulatory Matters (Page 39)

We are not aware of any material governmental or regulatory approval required for completion of the merger, other than compliance with the applicable corporate laws of the State of Delaware and the State of Texas.

Market Price Information (Page 11)

Ennis’ common stock is listed on the New York Stock Exchange and traded under the symbol “EBF.” On June 24, 2004, the last full trading day on the New York Stock Exchange prior to the public announcement of the proposed merger, Ennis common stock closed at $15.66 per share. On September 30, 2004, which was the last practicable full trading day prior to the filing of this proxy statement/prospectus, Ennis common stock closed at $21.42 per share. Market prices of Centrum common stock are not available, as it is a privately held company.

Material Differences in the Rights of Stockholders (Page 79)

The rights of Centrum stockholders are governed by Delaware law and by Centrum’s certificate of incorporation and bylaws. Upon completion of the merger, Centrum’s stockholders’ rights as shareholders of Ennis will be governed by Texas law and by Ennis’ articles of incorporation and bylaws. Delaware law and Centrum’s certificate of incorporation and bylaws differ from Texas law and Ennis’ articles of incorporation and bylaws in some material respects.

The Merger Agreement (Page 41)

The merger agreement is attached as Annex A to this proxy statement/prospectus and the first amendment to the merger agreement is attached as Annex B to this proxy statement/prospectus, and both are incorporated by reference herein. We encourage you to read the merger agreement. It is the principal document governing the merger.

Consideration to be Received in the Merger (Page 41)

The merger consideration to be received by Centrum stockholders is described above under “—What Centrum Stockholders Will Receive in the Merger.” For a full description of the merger consideration to be received in the merger by Centrum stockholders, see “The Merger Agreement—Merger Consideration” on page 41.

Conditions to the Merger (Page 42)

Ennis and Centrum will be obligated to complete the merger only if certain conditions are satisfied or, in some cases, waived, including the following:

•	approval by Ennis shareholders of the issuance of shares of Ennis common stock in connection with the merger;

•	the receipt of an opinion from each party’s tax counsel to the effect that for federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•	no law or injunction effectively prohibits the merger.

No Solicitation of Takeover Proposals (Page 44)

The merger agreement contains detailed provisions prohibiting Centrum from seeking an alternative transaction. These “no solicitation” provisions prohibit Centrum and its subsidiaries from taking any action to solicit an acquisition proposal. These provisions also prohibit Centrum from recommending, participating in discussions regarding, entering into a letter of intent or other agreement with respect to or furnishing information with respect to any takeover proposal.

Termination of the Merger Agreement (Page 44)

The merger agreement can be terminated in the following circumstances:

(i) Ennis and Centrum can jointly agree in writing to terminate the merger agreement at any time without completing the merger.

(ii) Either Ennis or Centrum can terminate the merger agreement if:

•	the merger is not completed on or before November 30, 2004, except that if either Ennis or Centrum has breached the merger agreement and the breach has caused the merger not to occur on or before November 30, 2004, then the breaching party may not exercise the right to terminate;

•	the holders of a majority of the votes cast, in person or by proxy, at the special meeting are not voted in favor of the issuance of the shares of Ennis common stock in connection with the merger; or

•	any order, decree, or ruling by a governmental authority that permanently enjoins, restrains or otherwise prohibits the consummation of the merger has become final and nonappealable.

(iii) Ennis can terminate the merger agreement if:

•	a material breach by Centrum of any of its representations, warranties or covenants in the merger agreement has a material adverse effect on Centrum and is not reasonably cured;

•	Centrum makes certain modifications to its disclosures in the merger agreement; or

•	Ennis is provided with a supplemental disclosure from Amin Amdani or Rauf Gajiani, the previous stockholders of Centrum’s subsidiary, under Section 2(g) of the first amendment agreement (as described under the Summary heading “Other Agreements—First Amendment Agreement”).

(iv) Centrum can terminate the merger agreement if:

•	a material breach by Ennis of any of its representations, warranties or covenants in the merger agreement has a material adverse effect on Ennis and is not reasonably cured; or

•	Ennis makes certain modifications to its disclosures in the merger agreement.

Management and Directors of Ennis After the Merger (Page 60)

Following the merger, Ennis management will not be significantly different from the current Ennis management. Ennis has agreed, however, that as long as the former Centrum stockholders own at least 10% of the outstanding common stock of Ennis, one representative of the former Centrum stockholders will be recommended to the nominating and corporate governance committee of Ennis for nomination as a director of Ennis. In addition, at the closing Ennis will enter into an employment agreement with Roger Brown, President and Chief Executive Officer of Centrum, pursuant to which Mr. Brown will serve as President and CEO of the merged company, which will be renamed Alstyle Apparel LLC, after the merger.

Effective Date of the Merger (Page 39)

We expect the merger to be completed as soon as practicable after shareholder approval of the issuance of Ennis shares in connection with the merger at the special meeting has been received. We expect this to occur prior to November 30, 2004. However, we cannot predict the exact timing because the merger is subject to the satisfaction of various conditions precedent.

Expenses (Page 45)

Each of Ennis and Centrum will bear their respective expenses incurred in connection with the merger.

Other Agreements (Page 50)

Registration Rights Agreement (Page 56)

At the closing of the merger, Ennis will enter into a registration rights agreement with the Centrum stockholders pursuant to which Ennis will agree to register, on a shelf registration statement on Form S-3, the Ennis common stock issued in the merger.

Standstill Agreement (Page 58)

At the closing of the merger, Ennis and the Centrum stockholders will enter into a standstill agreement which will limit the actions that Centrum stockholders will be able to take for three years after the merger in their capacities as shareholders of Ennis.

Centrum Indemnity Agreement (Page 53)

Ennis and certain principal stockholders of Centrum entered into an indemnity agreement pursuant to which those stockholders agreed to indemnify Ennis against certain breaches by Centrum of any of Centrum’s representations, warranties and covenants contained in the merger agreement and the Crabar/GBF, Inc. stock purchase agreement described below under the Summary heading “Recent Developments,” and against certain liabilities required to be borne by the Centrum stockholders pursuant to the indemnification provisions of the registration rights agreement. Generally, all such indemnification obligations lapse after two years from the closing date and may be satisfied only from a limited number of Ennis shares placed in escrow.

Ennis Indemnity Agreement (Page 56)

Ennis and certain principal stockholders of Centrum entered into an indemnity agreement pursuant to which those stockholders would be indemnified by Ennis against certain breaches by Ennis of any of Ennis’ representations, warranties and covenants contained in the merger agreement, the Crabar/GBF stock purchase agreement and against certain liabilities required to be borne by Ennis pursuant to the indemnification provisions of the registration rights agreement. Generally, all such indemnification obligations lapse after two years from the closing date and indemnification is limited to a total of $5 million for the two years, with the amount of this $5 million available in year two being equal to the lesser of $2.5 million or the amount of the $5 million left after Ennis pays claims in year one.

First Amendment Agreement (Page 50)

In connection with the merger, Ennis entered into a first amendment agreement with Centrum and certain owners of Centrum’s predecessor that amended the stock purchase agreement pursuant to which Centrum acquired A and G, Inc. and provides that, at the closing of the merger, Ennis will assume and prepay certain debt owed by Centrum to the predecessor owners, that the predecessor owners will recognize Ennis as Centrum’s successor under the stock purchase agreement and that Ennis has the benefit of indemnification provisions that were originally for the benefit of Centrum.

Non-Competition Agreement (Page 57)

At the closing of the merger, Ennis and certain principal stockholders of Centrum will enter into a non-competition agreement that will prohibit those principals from competing with Ennis or its subsidiaries for a period of two years following completion of the merger.

Stock Pledge and Escrow Agreement (Page 57)

Upon the closing of the merger, Ennis will enter into a stock pledge and escrow agreement with the Centrum stockholders, and J.P. Morgan Trust Company, NA., as escrow agent. Under the terms of the merger agreement, 319,897 of the shares of Ennis common stock otherwise issuable to the Centrum stockholders at the closing of the merger will be placed in escrow as security for potential indemnity claims by Ennis under the merger agreement, the Crabar/GBF stock purchase agreement, the indemnity agreements and the registration rights agreement.

Recent Developments

On June 30, 2004, Ennis purchased all of the outstanding common stock of Crabar/GBF, Inc. pursuant to a stock purchase agreement in a separate transaction from substantially the same shareholders who own Centrum. The purchase price was $18 million in cash less certain debt of Crabar/GBF. Headquartered in Dayton, Ohio, Crabar/GBF designs, manufactures and markets a broad product offering of printed business forms primarily to independent distributors. Its customer focus is principally on the financial and common carrier sectors. Crabar/GBF has manufacturing facilities in Texas, Missouri, New Jersey, Ohio, California, Massachusetts and Illinois, as well as eight sales offices located in the central and eastern United States. Generally, if the merger does not close for certain reasons, including if Ennis’ shareholders do not approve the merger at the special meeting, Ennis will be obligated to pay the Crabar/GBF stockholders an additional $2 million in cash for their shares of Crabar/GBF stock, subject to Ennis’ rights to seek recourse against the additional $2 million for breaches by the Crabar/GBF stockholders of their indemnification obligations to Ennis in connection with its purchase of the Crabar/GBF shares.

Comparative Per Share Data

(unaudited)

Set forth below are the basic earnings, diluted earnings, cash dividends and book value per common share data for Ennis and Centrum on a historical basis, on a pro forma combined basis, and on a pro forma equivalent basis per common share of Centrum. This information is set forth as of or for the three month period ending June 30, 2004, and as of or for the twelve months ended March 31, 2004 for Centrum and as of or for the three month period ending May 31, 2004, and as of or for the twelve months ended February 29, 2004 for Ennis.

The pro forma data was derived by combining the historical consolidated financial information of Ennis and Centrum using the purchase method of accounting for business combinations and assumes the transaction is completed as contemplated.

The Centrum pro forma equivalent share information shows the effect of the merger from the perspective of an owner of Centrum common stock. The information assumes that 8,803,583 shares of Ennis common stock will be issued in the merger and was computed by subtracting assumed cash consideration in the amount of $15 million, $400,000 in noncompetition payments and an assumed $89 million in debt (the actual amount of cash consideration and debt may be higher or lower than these assumed amounts) from the $242 million valuation and divided by $15.63, which was the average trading price of Ennis common stock during the 30 trading days immediately preceding execution of the merger agreement.

You should read the information below together with historical financial statements and related notes and other information included and incorporated by reference in this proxy statement/prospectus. The unaudited pro forma combined data below is for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger, nor should you rely on the three-month information as being indicative of results expected for the entire year or for any future interim period.

	As of or for the six months ended August 31, 2004	As of or for the twelve months ended February 29, 2004
	(unaudited)
ENNIS COMMON STOCK:

Earnings per share
Historical (basic)	$.61	$1.10
Historical (diluted)	.59	1.08
Pro forma combined (basic)	.59	0.84
Pro forma combined (diluted)	.59	0.83
Cash dividends per share
Historical	.31	0.62
Pro forma combined	.31	0.62
Book value per share
Historical	7.05	6.90
Pro forma combined	10.74	14.85

	As of or for the three months ended June 30, 2004	As of or for the twelve months ended March 31, 2004
	(unaudited)
CENTRUM COMMON STOCK:

Earnings per share
Historical (basic)	$10,552.50	$9,110.00
Historical (diluted)	$10,552.50	$9,110.00
Pro forma equivalent (basic)	$0.41	$0.41
Pro forma equivalent (diluted)	$0.41	$0.41
Cash dividends per share
Historical	$30,000.00	$61,907.50
Pro forma equivalent	$1.36	$2.81
Book value per share
Historical	$(14,135.00)	$9,832.50
Pro forma equivalent	$(0.64)	$0.45

Comparative Per Share Market Price and Dividend Information

Ennis Common Stock

Ennis common stock is listed for trading on the New York Stock Exchange under the symbol “EBF.” The following table sets forth, for the periods indicated, dividends declared and the high and low sales prices per share of Ennis common stock on the New York Stock Exchange Composite Transactions Tape. For current price information, you should consult publicly available sources. Ennis intends to continue paying its regular quarterly dividend of $0.155 per share after the merger, although all dividends are subject to approval and declaration by the Ennis board. As a result, assuming Ennis issues approximately 8.8 million shares of its common stock in the merger, the total amount of the quarterly cash dividend payment after the merger will increase by approximately $1.36 million.

	High	Low	Dividends
Fiscal Year Ended
February 28, 2003
First Quarter	$14.18	$10.34	$0.155
Second Quarter	$14.45	$10.75	$0.155
Third Quarter	$13.28	$11.54	$0.155
Fourth Quarter	$13.23	$10.70	$0.155

Fiscal Year Ended
February 29, 2004
First Quarter	$13.67	$10.90	$0.155
Second Quarter	$15.40	$13.44	$0.155
Third Quarter	$14.99	$13.20	$0.155
Fourth Quarter	$17.00	$14.58	$0.155

Fiscal Year Ended
February 28, 2005
First Quarter	$17.11	$14.70	$0.155
Second Quarter	$19.95	$15.26	$0.155
Third Quarter (through September 30, 2004)	$22.23	$18.31	$0.155

Centrum Common Stock

There is no established public trading market for Centrum common stock. Centrum is not aware of any transactions in its common stock and, therefore, insufficient information exists to provide representative prices.

Centrum has never declared or paid any cash dividends on its common stock, except in connection with the refinancing of Centrum’s debt, on June 30, 2004 Centrum paid a dividend to its stockholders in an aggregate amount of $12 million. Centrum currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon Centrum’s financial condition, results of operations, capital requirements, general business conditions and other factors that the board of directors may deem relevant. In connection with Centrum’s acquisition of A and G on November 10, 2003, a cash dividend in the amount of $17,000,000 and a non-cash dividend of $3,600,000 in the form of undeveloped land, was declared and distributed to the selling stockholders of A and G at closing. Prior to November 10, 2003, A and G had a history of paying dividends to its stockholders to cover their personal tax liabilities that resulted from the pass-through income of A and G.

SELECTED HISTORICAL FINANCIAL DATA OF ENNIS

The following table sets forth certain historical financial data concerning Ennis as of and for the six months ended August 31, 2004 and 2003 and as of and for each of the fiscal years in the five-year period ended February 29, 2004. The following selected historical financial data as of and for each of the fiscal years in the five-year period ended February 29, 2004 have been derived from Ennis’ audited financial statements. The results of operations and other operating and financial data below as of and for the six months ended August 31, 2004 and 2003 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Ennis considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended August 31, 2004, are not necessarily indicative of the results that may be expected for the entire year ending February 28, 2005. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.

(Dollars in thousands, except per share data)

	As of or for the six months ended August 31,		As of or for the years ended February 28 or 29,
	2004	2003	2004	2003	2002	2001	2000
	(unaudited)
Summary Statement of Income:
Net sales	$139,110	$129,877	$259,360	$240,757	$236,923	$229,186	$176,600
Net earnings	9,952	8,601	17,951	15,247	14,966	13,177	15,123

Per Share Information:
Earnings
Basic	0.61	0.53	1.10	0.94	0.92	0.81	0.93
Diluted	0.59	0.52	1.08	0.93	0.92	0.81	0.93
Dividends	0.31	0.31	0.620	0.620	0.620	0.620	0.620

Selected Balance Sheet Data:
Total Assets	$175,485	$154,043	$154,043	$152,537	$139,034	$142,854	$102,934
Long-tern Debt	16,000	7,800	7,800	18,135	9,170	23,555	462

SELECTED HISTORICAL FINANCIAL DATA OF CENTRUM

The following table sets forth certain historical financial data concerning Centrum for the six months ended June 30, 2004 and 2003 and for each of the five fiscal years ended December 31, 2003.

(Dollars in thousands, except per share data)

	As of or for the six months ended June 30,		As of or for the year ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
Summary Statement of Income:

Net sales	$120,359	$99,436	$196,850	$195,559	$208,976	$207,483	$155,985
Cost of sales	94,815	74,847	153,689	152,681	173,077	169,499	128,776

Gross profit	25,544	24,589	43,161	42,878	35,899	37,984	27,209
Selling, general & administrative expenses	15,891	14,735	31,941	27,656	23,319	21,681	18,960

Income from operations	9,653	9,854	11,220	15,222	12,580	16,303	8,249
Interest expense	4,650	2,065	3,276	4,886	7,916	8,386	3,935
Write-down of investment in land	—	—	—	—	3,301	—	—

Income before provision for income taxes	5,003	7,789	7,944	10,336	1,363	7,917	4,314
Provision for income taxes(1)	712	84	565	766	644	600	68

Net income	$4,291	7,705	$7,379	$9,570	$719	$7,317	$4,246

Balance Sheet Data:
Net Working Capital (Deficiency)	$(14,279)	$(6,413)	$(25,572)	$2,813	$(4,833)	$(5,549)	$(1,918)
Total Assets	$142,462	$96,367	$134,487	$103,448	$100,320	$116,368	$76,704
Long term debt	$67,358	$16,115	$49,217	$20,418	$29,512	$37,169	$25,025
Total debt(2)	$108,344	$46,680	$106,574	$54,832	$62,758	$69,224	$45,146
Stockholders equity(3), (4)	$(5,654)	$28,032	$3,829	$24,844	$17,083	$20,117	$16,420

(1)	Centrum is a Subchapter S corporation for federal and state income taxes, and under the Internal Revenue Code. Centrum is subject to a 1.5% franchise tax, and the individual stockholders of Centrum are liable for federal and state income taxes on their own tax returns. In addition, Centrum’s consolidated and combined results of operations include the results of its Mexican corporations that are subject to their respective foreign income taxes. Accordingly, the income tax provision may not bear a direct relationship to income before income taxes.
(2)	Net of applicable factored receivables.
(3)	In connection with Centrum’s acquisition of A and G on November 10, 2003, a cash dividend in the amount of $17,000,000 and a non-cash dividend of $3,600,000 in the form of undeveloped land, was declared and distributed to the selling stockholders of A and G at closing.
(4)	On June 30, 2004, Centrum declared and distributed a dividend in the amount of $12,000,000 in connection with the refinancing of its credit facility. This dividend is discussed in more detail in the section entitled “Centrum’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements present the pro forma condensed combined balance sheet of Ennis at August 31, 2004, giving effect to the acquisition by Ennis of Centrum as if the transactions were consummated on that date. The pro forma condensed combined balance sheet combines Ennis’ balance sheet as of August 31, 2004 and the balance sheets of Centrum as of June 30, 2004.

Ennis’ fiscal year ends on February 28 or 29, the fiscal years of Crabar/GBF and Centrum end on December 31. The pro forma condensed combined statement of operations for the year ended February 29, 2004 combines the results of Ennis for the year then ended, Centrum’s and Crabar/GBF’s results for the 12 months ended March 31, 2004, as if the transaction were consummated March 1, 2003. The pro forma condensed combined statement of operations for the interim period ended August 31, 2004 combines the results of Ennis for the six months then ended, and Centrum’s results for the six months ended June 30, 2004 and Crabar/GBF’s results for the four months ended June 30, 2004. The Crabar/GBF results for July and August are included in the operating results of Ennis for the six months ended August 31, 2004, as if the transaction were consummated March 1, 2004.

These pro forma financial statements are based on the combined historical statements of Ennis, Crabar/GBF, and Centrum giving effect to the acquisition by Ennis of Centrum and Crabar/GBF under the purchase method of accounting, and to the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements. The pro forma adjustments set forth in the following unaudited pro forma condensed combined financial statements are estimates and may differ from the actual adjustments when they become known.

These unaudited pro forma condensed combined financial statements are based upon the respective historical consolidated financial statements of Ennis, Centrum, and Crabar/GBF. The historical financial data of Ennis for the fiscal year ended February 29, 2004 have been derived from Ennis’ audited financial statements. The results of operations and other operating and financial data below as of and for the six months ended August 31, 2004 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Ennis considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended August 31, 2004 , are not necessarily indicative of the results that may be expected for the entire year ending February 28, 2005. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein. The following financial information should be read in conjunction with the historical consolidated financial statements of Ennis and Centrum, and related notes and “Centrum’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations” on page 68 and, for Ennis, in the reports and other information Ennis has on file with the SEC which are incorporated by reference herein.

Unaudited Pro Forma Condensed Combined Balance Sheet

as of August 31 and June 30, 2004

(in thousands)

	Ennis	Centrum	Combined Entities		Centrum Adj.		Refi- nancing	Pro Forma
					(a)		(b)
Reporting Date	8/31/04	6/30/04	—		—		—	—

Cash	$8,452	$2,865	$11,317	(a)	$0	(a)	(8,317)	$3,000
Accounts Receivable, Net	33,684	1,767	35,451		0		0	35,451
Inventories	18,742	53,798	72,540		0		0	72,540
Other Current Assets	10,573	7,599	18,172		0		0	18,172

Total Current Assets	$71,451	$66,029	$137,480		$0		$(8,317)	$128,280

Property, Plant and Equipment, Net	53,008	26,168	79,176		0		0	79,176
Intangible Assets	0	18,460	18,460		0		0	18,460
Goodwill	41,058	29,222	70,280	(b)	139,310		0	209,590
Other Assets	9,587	2,583	12,170		0		5,000	17,170

Total Assets	$175,104	$142,462	$317,566		$139,310		$(3,317)	$453,559

Notes Payable Banks	0	30,718	30,718		0		21,683	52,401
Accounts Payable	10,000	21,170	31,170		0		0	31,170
Accrued Expenses	17,749	18,602	36,351		0		0	36,351
Current Portion of Capital Leases	0	4,023	4,023		0		0	4,023
Current Portion of Long-Term debt	6,037	6,245	12,286		0		0	12,282

Total Current Liabilities	$33,786	$80,758	$114,544		$0		$21,683	$136,227

Other Long-Term Liabilities	9,635	0	9,635		0		0	9,635
Long Term Debt, net of current portion	15,800	32,358	48,158		0		0	48,158
Subordinated Debt, net of Current Portion	0	35,000	35,000		0		(25,000)	10,000

Total Liabilities	$59,221	$148,116	$207,337		$0		$(3,317)	$204,020
Shareholder’s Equity (Deficit)	115,883	(5,654)	110,224		139,310		0	249,539

Total Liabilities and Shareholders’ Equity	$175,104	$142,462	$317,566		$139,310		$(3,317)	$453,559

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

for the Year Ended February 29 and March 31, 2004

(in thousands)

	Ennis	Crabar/ GBF	Centrum	Total	Crabar/ GBF Adj.		Centrum Adj.		Refi- nancing		Pro Forma
	02/29/04	3/31/04	3/31/04		—		—		—

Net Sales	$259,360	$72,314	$205,039	$536,713	$0		$0		$0		$536,713
Cost of Sales	190,812	66,281	163,397	420,490	0		0		0		420,490
Selling, General and Administrative	38,521	5,482	32,666	76,669	0		0	(b)	400	(b)	77,069

Earnings from Operations	$30,027	$551	$8,976	$39,554	$0		$0		$(400)		$39,154
Investment Income	(29)	0	0	(29)	0		0		0		(20)
Interest Expense	830	1,046	4,557	6,433	0		0	(c)	(1,876	)(c)	4,557
Other	336	0	0	336	0		0		0		336

Earnings Before Income Taxes	$28,890	$(494)	$4,419	$32,815	$0		$0		$1,476		$34,281
Provision (benefit) for Income Taxes	10,939	0	775	11,714	(193	)(d)	948	(d)	576	(e)	13,045

Net Earnings	$17,951	$(494)	$3,644	$21,101	$193		$(948)		$900		$21,236

Earnings per share (f):
Basic	$1.10										$.84
Fully diluted	$1.08										$.83

Unaudited Pro Forma Condensed Combined Statement of Operations

for the Six Months Ended August 31, 2004 for Ennis and Six Months Ended

June 30, 2004 for Centrum and Four Months Ended June 30, 2004 for Crabar/GBF

	Ennis	Crabar/ GBF	Centrum	Total	Crabar/ GBF Adj.		Centrum Adj.		Refi- nancing		Pro Forma
Reporting Date	8/31/04	6/30/04	6/30/04	—	—		—		—		—

Net Sales	$139,110	$21,781	$120,359	$281,250	$704	(f)	$0		$0		$280,546
Cost of Sales	102,698	20,062	94,815	217,575	(1,481	)(f)	0		0		216,094
Selling, General and Administrative	20,199	1,637	15,891	37,727	(342	)(f)	0		200	(b)	37,585

Earnings from Operations	$16,213	$82	$9,653	$25,948	$1,119		$0		$(200)		$26,867
Investment Income	(142)	0	0	(142)	0		0		0		(142)
Interest Expense (e)	301	274	4,650	5,225	0		0	(a)	(2,688	)(a)	2,537
Other	2	(2,092)	0	(2,090)	2,092	(f)	0	(b)	0		2

Earnings Before Income Taxes	$16,052	$1,900	$5,003	$22,955	$(973)		$0		$2,488		$24,470
Provision (benefit) for Income Taxes	6,100	0	712	6,812	(362	)(c)	1,673	(c)	1,420	(d)	9,543

Net Earnings	$9,952	$1,900	$4,291	$16,143	$(611)		$(1,673)		$1,068		$14,927

Earnings per share (f):
Basic	$.61										$.59
Fully diluted	$.59										$.59

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(in thousands)

1. Basis of Presentation

The pro forma financial information for Centrum presents the combination using the purchase method of accounting and assumes that debt assumed and cash consideration paid equals approximately $108 million and that 8.57 million shares of Ennis stock are utilized to consummate the transaction at the average price per share over the 30 trading days prior to executing the Agreement. The shares are valued at $15.63 per share. That would generate an enterprise value of $242 million less debt and cash of $108 million for an equity acquisition price of $134 million. For balance sheet purposes, the transaction is assumed to occur as of the balance sheet date. Ennis will be deemed the acquirer since Ennis shareholders will constitute a majority of the pro forma number of outstanding shares.

For accounting purposes in these pro forma financial statements, the fair value (new basis) of the assets of Centrum is assumed to be the balance as recorded at the interim balance sheet date. These values will be adjusted in the financial statements once the Company has appraised all of the assets and adjusted the values. Accordingly, the assets of Centrum are to be recorded at fair value as of the acquisition date and for purposes of the pro forma balance sheets, existing book values are assumed to be fair value due to the proximity of the valuation of those assets when Centrum acquired A&G, Inc. on November 10, 2003.

The assumed fair values of the Centrum assets are as follows:

	December 31, 2003	June 30, 2004
Current Assets less accounts payable & accrued expenses	$31,784	$26,257
Property, Plant & Equipment (Net)	27,578	26,168
Intangibles (Net)	19,406	18,460
Other Assets	2,583	2,583
Goodwill	161,920	168,532

Total Consideration Paid	$242,000	$242,000

Ennis amended its existing credit facility and increased it to $30 million to acquire Crabar/GBF on June 25, 2004. Ennis has entered into a committed facility with Lasalle Business Credit to borrow up to $100 million in revolving credit and up to $50 million in Term Credit. For purposes of these Pro Forma Condensed Combined Financial Statements $20 million in Term Credit is assumed with a five-year life and equal principal payments over the five-year period. The interest rates are indexed to leverage and trailing EBITDA calculations with various spreads to LIBOR and Base Rate. The new facility is considerably less expensive than the credit facilities of either Crabar/GBF or Centrum.

2. Pro Forma Balance Sheet Adjustments:

Interim Period Balance Sheet Adjustments

(a) To record the incremental goodwill in the Centrum Acquisitions and reset equity to the post acquisition balances.

Centrum Goodwill Calculation:

Purchase Price Paid	$242,000
Outstanding Debt	108,344

Net Asset Value	$133,656
Shareholder’s Deficit	(5,654)

Incremental Non Amortizable Goodwill	$139,310

(b) The Company believes it will consistently, on a consolidated basis, maintain $3 million in cash. As a result, the following adjustment applies the excess cash at the balance sheet date to the reduction of the line of credit.

Total Subordinated Debt Refinanced	$25,000
Transaction Costs	5,000
Minus: Cash	8,317
Minus: Revolver	21,683

3. Pro Forma Condensed Combined Statements of Operations

Year Ended March 31, 2004

(a) The Statement of Operations shown are the fiscal period ending March 31, 2004 for both Centrum and Crabar/GBF as shown below:

Centrum
Reporting Date	Three Months Ended March 31, 2003	Year Ended December 31, 2003	Three Months Ended March 31, 2004	Last Twelve Months
Net Sales	$48,155	$196,850	$56,344	$205,039
Cost of Sales	36,188	153,689	45,896	163,397
Selling, General and Administrative	7,060	31,941	7,785	32,666

Earnings from Operations	$4,907	$11,220	$2,663	$8,976
Interest Expense	1,054	3,276	2,335	4,557
Other	0	0	0	—

Earnings Before Income Taxes	$3,853	$7,944	$328	$4,419
Provision for Income Taxes	48	565	258	775

Net Earnings	$3,805	$7,379	$70	$3,644

Crabar/GBF
Reporting Date	Three Months Ended March 31, 2003	Year Ended December 31, 2003	Three Months Ended March 31, 2004	Last Twelve Months
Net Sales	$14,767	$68,992	$18,089	$72,314
Cost of Sales	13,225	63,189	16,317	66,281
Selling, General and Administrative	1,271	5,544	1,209	5,482

Earnings from Operations	$271	$259	$563	$551
Interest Expense	238	1,033	251	1,046
Other	0	0	0	0

Earnings Before Income Taxes	$33	$(774)	$312	$(494)
Provision for Income Taxes	0	0	0	0

Net Earnings	$33	$(774)	$312	$(494)

(b) To adjust SG&A for amortization of financing costs of $2 million over 5 year period.

(c) To adjust the weighted interest rates in each of the periods presented to reflect the lower interest rates in the Company’s new financing.

(d) To record a tax expense at 39% effective tax rate for the operating earnings of Centrum and loss of Crabar/GBF.

(e) To record the additional tax expense for increased amortization of intangibles and financing costs, reduced by the decrease in interest expense deduction.

(f) The following table sets forth the number of shares used in calculating the basic and fully-diluted earnings per share numbers for the historical and pro-forma net earnings.

	Year	Interim Period
Shares used in computation:
Historical
Basic	16,358	16,417
Fully-diluted	16,602	16,716

Pro Forma
Basic	25,158	25,217
Fully-diluted	25,402	25,516

The difference between historical and pro-forma is the 8,800 shares expected to be issued in the merger.

4. Interim Period Statement of Operations

(a) To record the reduction in interest expense due to the more favorable terms under the La Salle facility, as well as the offset of cash against the stated balances.

(b) To record the quarterly amortization of financing costs of $2 million amortized over five years.

(c) To record Federal income tax expense on Centrum’s earnings and Crabar/GBF as a Subchapter C entity at a 39% effective tax rate. Centrum already recorded state income taxes on their financials for the period.

(d) To record the additional taxes due to the reduced interest expense deduction offset by the tax impact of the quarterly financing charge amortization.

(e) For each 0.0125% change in interest rates, interest expense on the additional $27.5 million of refinanced subordinated debt will change $342 thousand.

(f) To record an adjustment for a gain on sale of business of $2,092 which is a one-time transaction and to record a tax expense at 39% effective tax rate for the operating profits of Crabar/GBF and to eliminate financial results from a discontinued operation of Crabar/GBF not acquired by the Company.

RISK FACTORS

In addition to the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements” on page 100, the information included in this proxy statement/prospectus and the other documents referred to or incorporated by reference in this proxy statement/prospectus, you should consider the following risk factors carefully in determining whether to vote in favor of the proposal described herein.

Risks Related to the Merger

Ennis may fail to realize the anticipated benefits of the merger.

In determining that the merger is in the best interests of Ennis, the board of directors of Ennis considered that enhanced earnings may result from the consummation of the merger, including the reduction of duplicate costs, improved efficiency and cross-marketing opportunities. However, there can be no assurance that any enhanced earnings will result from the merger.

Future results of the combined companies may materially differ from the pro forma financial information presented in this proxy statement/prospectus.

Future results of the combined company may be materially different from those shown in the pro forma financial statements that only show a combination of the historical results of Ennis and Centrum. We have estimated that the combined company will record approximately $3 million of merger-related charges. The charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate the two companies. Furthermore, these charges may decrease the capital of the combined company that could be used for profitable, income-earning investments in the future.

The concentration of share ownership in the former Centrum stockholders as a result of the completion of the merger will allow them to control or substantially influence the outcome of matters requiring shareholder approval.

Immediately upon completion of the merger, four of the former Centrum stockholders and their affiliates will beneficially own up to approximately 35% of Ennis’ outstanding common stock. At the closing of the merger, Ennis and the Centrum stockholders will enter into a standstill agreement that will provide, among other things, that for a period of three years the Centrum stockholders will not act in concert in voting their Ennis shares, enter into a voting agreement with respect to the voting of their shares or take any other action to acquire or affect control of Ennis. Even without violating the standstill agreement, the Centrum stockholders may still be able to control, by separately voting for the same proposal or nominees by virtue of cumulative voting or otherwise, and they can substantially influence, the outcome of matters requiring approval by Ennis shareholders, including the election of directors, and approval or disapproval of significant corporate transactions.

Ennis may be required to write down goodwill and other intangible assets in the future, causing its financial condition and results of operations to be negatively affected in the future.

When Ennis acquires a business, a portion of the purchase price of the acquisition is allocated to goodwill and other identifiable intangible assets. The amount of the purchase price which is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. At August 31, 2004, Ennis’ goodwill was approximately $42.6 million. As a result of the merger, Ennis expects, based upon pro forma information, that it will acquire approximately $139.3 million of additional goodwill. Under current accounting standards, if Ennis determines goodwill or intangible assets are impaired, it would be required to write down the value of these assets. Ennis conducts an annual review to determine whether goodwill and other identifiable intangible assets are impaired. Ennis completed such an impairment analysis for its fiscal year ended February 29, 2004, and concluded that no impairment charge was necessary for the that year. Ennis cannot provide assurance that it will not be required to take an impairment charge in the future, especially with the additional goodwill that the merger is expected to generate. Any impairment charge would have a negative effect on its shareholders’ equity and financial results and may cause a decline in Ennis’ stock price.

Sales of substantial amounts of Ennis shares by the former Centrum stockholders could cause the market price of our shares to decline.

Upon completion of the merger, Ennis will issue to the former Centrum stockholders up to approximately 8.8 million shares of Ennis common stock. This represents approximately 35% of Ennis’ shares that will be outstanding immediately upon completion of the merger. Within 15 days after completion of the merger, Ennis has agreed to file a shelf registration statement with the Securities and Exchange Commission to register for resale the shares it issues to the former Centrum stockholders in the merger. Sales of substantial amounts of these shares at any one time or from time to time, or even the availability of these shares for sale, could adversely affect the market price of Ennis’ shares.

Ennis may encounter integration difficulties.

Ennis and Centrum may not be able to effectively integrate their operations and manage their businesses without encountering difficulties, including the loss of key employees or customers, an interruption, or loss of momentum, of their respective existing businesses or the inability to implement appropriate operational, financial and management systems and controls.

Risks Related to Centrum’s Business

Centrum obtains its raw materials from a limited number of suppliers and any disruption in its relationships with these suppliers, or any substantial increase in the price of raw materials, could have a material adverse effect on Centrum.

Cotton yarn is the primary raw material used in Centrum’s manufacturing processes. Cotton accounts for approximately 40% of the manufactured product cost. Centrum acquires its yarn from five major sources that meet stringent quality and on-time delivery requirements. The largest supplier provides over 50% of Centrum’s yarn requirements and has an entire yarn mill dedicated to Centrum’s production. Centrum is evaluating an investment in its own knitting mill although the company has no commitments to do so. The other major raw material components used in Centrum’s manufacturing processes are chemicals used to treat the fabric during the dyeing process. Centrum sole-sources the supply of these chemicals from one supplier. If Centrum’s relations with its suppliers are disrupted, Centrum may not be able to enter into arrangements with substitute suppliers on terms as favorable as its current terms and Centrum’s results of operations could be materially adversely affected.

Centrum generally acquires its cotton yarn under short-term purchase orders with its suppliers, and has exposure to swings in cotton market prices. Centrum does not use derivatives, including cotton option contracts, to manage its exposure to movements in cotton market prices. Centrum may use such derivatives in the future. While Centrum believes that it will be competitive with other companies in the United States apparel industry in negotiating the price of cotton purchased for future production use, any significant increase in the price of cotton could have a material adverse effect on Centrum’s results of operations.

Centrum faces intense competition to gain market share, which may lead some competitors to sell substantial amounts of goods at prices against which Centrum cannot profitably compete.

Demand for Centrum’s products is dependent on the general demand for T-shirts and the availability of alternative sources of supply. Centrum’s strategy in this market environment is to be a low cost producer and to differentiate itself by providing quality service to its customers. Even if this strategy is successful, its results may be offset by reductions in demand or price declines.

Apparel industry cyclicality.

The United States apparel industry is sensitive to the business cycle of the national economy. Moreover, the popularity, supply and demand for particular apparel products can change significantly from year to year. Centrum may be unable to compete successfully in any industry downturn due to excess capacity.

Foreign political and economic risk.

Centrum operates cutting and sewing facilities in Mexico, and sources certain product manufacturing in El Salvador, Pakistan, China and Southeast Asia. Centrum’s foreign operations could be subject to unexpected changes in regulatory requirements, tariffs and other market barriers and political and economic instability in the countries where it operates. The impact of any such events that may occur in the future could subject Centrum to additional costs or loss of sales, which could adversely affect its operating results. In particular, Centrum operates its facilities in Mexico pursuant to the “maquiladora” duty-free program established by the Mexican and United States governments. This program enables Centrum to take advantage of generally lower costs in Mexico, without paying duty on inventory shipped into or out of Mexico. There can be no assurance that the government of Mexico will continue the program currently in place or that Centrum will continue to be able to benefit from this program. The loss of these benefits could have an adverse effect on Centrum’s business.

Centrum’s products are subject to foreign competition, which in the past has been faced with significant U.S. government import restrictions.

Foreign producers of apparel often have significant labor cost advantages. Given the number of these foreign producers, the substantial elimination of import protections that protect domestic apparel producers could materially adversely affect Centrum’s business. The extent of import protection afforded to domestic apparel producers has been, and is likely to remain, subject to considerable political considerations.

The North American Free Trade Agreement (NAFTA) became effective on January 1, 1994 and has created a free-trade zone among Canada, Mexico and the United States. NAFTA contains a rule of origin requirement that products be produced in one of the three countries in order to benefit from the agreement. NAFTA has phased out all trade restrictions and tariffs among the three countries on apparel products competitive with those of Centrum. Centrum performs substantially all of its cutting and sewing in five plants located in Mexico in order to take advantage of the NAFTA benefits. Subsequent repeal or alteration of NAFTA could seriously adversely affect Centrum’s business.

The Central American Free Trade Agreement (CAFTA) became effective May 28, 2004 and retroactive to January 1, 2004 for textiles and apparel. It creates a free trade zone similar to NAFTA by and between the United States and Central American countries (El Salvador, Honduras, Costa Rica, Nicaragua and Dominican Republic.) Textiles and apparel will be duty-free and quota-free immediately if they meet the agreement’s rule of origin, promoting new opportunities for U.S. and Central American fiber, yarn, fabric and apparel manufacturing. The agreement will also give duty-free benefits to some apparel made in Central America that contains certain fabrics from NAFTA partners Mexico and Canada. Centrum sources approximately 5% of its sewing to a contract manufacturer in El Salvador, and does not anticipate that this will have a material effect on its operations.

The World Trade Organization (WTO), a multilateral trade organization, was formed in January 1995 and is the successor to the General Agreement on Tariffs and Trade (GATT). This multilateral trade organization has set forth mechanisms by which world trade in clothing is being progressively liberalized by phasing-out quotas and reducing duties over a period of time that began in January of 1995. As it implements the WTO mechanisms, the U.S. government is negotiating bilateral trade agreements with developing countries (which are generally exporters of textile and apparel products) that are members of the WTO to get them to reduce their tariffs on imports of textiles and apparel in exchange for reductions by the United States in tariffs on imports of textiles and apparel.

In January 2005, United States import quotas are to be removed on knitted shirts from China. The elimination of quotas and the reduction of tariffs under the WTO may result in increased imports of certain apparel products into North America. These factors could make Centrum’s products less competitive against low cost imports from developing countries.

Environmental regulations.

Centrum is subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, and may be subject to liability or penalties for violations of those standards. Centrum is also subject to laws and regulations governing remediation of contamination at facilities currently or formerly owned or operated by Centrum or to which it has sent hazardous substances or wastes for treatment, recycling or disposal. Centrum may be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, Centrum may have liabilities or obligations in the future if it discovers any environmental contamination or liability at any of our facilities, or at facilities it may acquire.

Centrum depends upon the talents and contributions of a limited number of individuals, many of who would be difficult to replace.

The loss or interruption of the services of these executives could have a material adverse effect on Centrum’s business, financial condition and results of operations. Although Centrum maintains employment agreements with certain members of key management, it cannot be assured that the services of such personnel will continue.

Centrum’s total assets include substantial intangible assets and the write-off of a significant portion of unamortized intangible assets would negatively affect Centrum’s results of operations.

At December 31, 2003, goodwill and identified intangibles, net, represented approximately 36% of total assets. Intangible assets consist of goodwill and other identified intangible assets associated with the Centrum acquisition of A and G, representing the excess of cost over the fair value of tangible assets acquired. Centrum may not be able to realize the value of these assets. Goodwill and other intangible assets with indefinite lives are not amortized, but are reviewed at least annually for impairment. Acquired intangible assets with definite lives are amortized over their individual useful lives. On at least an annual basis, Centrum assesses whether there has been impairment in the value of goodwill and other intangible assets with indefinite lives. If the carrying value of the asset exceeds the estimated fair value of the related business, impairment is deemed to have occurred. In this event, the amount is written down accordingly. Under current accounting rules, this would result in a charge to operating earnings. Any determination requiring the write-off of a significant portion of unamortized goodwill and identified intangible assets would negatively affect Centrum’s results of operations and total capitalization, which could be material.

Recent Health Insurance Legislation.

On October 5, 2003, the Health Insurance Act of 2003 was signed into law in the State of California (the “Health Insurance Act”). The Health Insurance Act is a “pay or play” law requiring employers to pay a fee to the state to provide health insurance for each worker, and in some cases their dependents, unless the employer provides coverage directly, in which case the fee is waived. The result of the Health Insurance Act is that it makes health coverage a requirement by law versus elective by California employers. Employers with 200 or more persons working in California, such as Centrum, must comply by January 1, 2006. The Health Insurance Act requires that employers and employees share the costs of coverage. Employers are required to contribute at least 80% and employees the remaining amount; however, employee contributions are capped at 5% of wages for low income workers (as defined in the Health Insurance Act). Unless repealed or amended, Centrum believes that the Health Insurance Act could have an adverse effect on the future results of its operations.

THE SPECIAL MEETING

Ennis is furnishing this proxy statement/prospectus to its shareholders in connection with the solicitation of proxies by the Ennis board of directors for use at the special meeting of its shareholders.

The board of directors of Ennis unanimously:

(i) has determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, Ennis and its shareholders;

(ii) has approved and adopted the merger agreement and approved the merger and the other transactions contemplated thereby; and

(iii) recommends that the shareholders of Ennis vote “FOR” approval of the issuance of shares of Ennis common stock in connection with the merger.

Date, Time and Place of the Special Meeting

The special meeting will be held on November 4, 2004, at 10 a.m., local time, the Midlothian Community Center, One Community Center, Midlothian, Texas.

Purpose of the Special Meeting

The purpose of the special meeting is to consider and vote upon the issuance of shares of Ennis common stock in connection with the merger pursuant to the merger agreement, and such other matters as may be appropriate for consideration at the special meeting. Approval of this proposal is a condition to the consummation of the merger. Unless Ennis’ shareholders approve this proposal, the merger will not be completed and the merger agreement will be terminated.

Reasons for the Special Meeting

Ennis’ common stock is listed on The New York Stock Exchange or NYSE. The rules governing companies with securities listed on the NYSE require shareholder approval in connection with the issuance of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance (other than a public offering for cash or in private financings not involving an issuance of common stock for less than the greater of book or market value of the stock). This requirement is set forth in §312.03(c) of the Listed Company Manual of the NYSE. In addition, shareholder approval is required under §312.03(d) of the Listed Company Manual of the NYSE in connection with the issuance of securities that would result in a change of control of an issuer.

Because the merger involves the issuance by Ennis of common stock that would represent more than 20% of the currently outstanding common stock and voting power of Ennis, and because it also involves issuances to the former Centrum stockholders that could also potentially result in a change of control of Ennis for NYSE purposes, shareholder approval of the issuance of Ennis’ common stock in connection with the merger is required to maintain Ennis’ listing on the NYSE.

Record Date; Stock Entitled to Vote; Quorum

Owners of record of shares of common stock of Ennis at the close of business on October 1, 2004, the record date for the special meeting, are entitled to receive notice of and to vote at the special meeting. Ennis’ common stock is the only class of voting securities of Ennis. As of the record date, approximately 16,430,658 shares of common stock were issued and outstanding and entitled to vote at the special meeting.

Owners of record of Ennis common stock on the record date are each entitled to one vote per share with respect to the issuance of shares of Ennis common stock pursuant to the merger agreement.

A quorum of Ennis shareholders is necessary to have a valid meeting of shareholders. The holders of at least a majority of the shares of Ennis common stock issued and outstanding and entitled to vote at the Ennis special meeting must be represented in person or by proxy at the special meeting in order for a quorum to be established. Both abstentions and broker non-votes count as present for establishing a quorum. An abstention occurs when a stockholder attends a meeting, either in person or by proxy, but abstains from voting. A broker non-vote occurs on an item when a broker is not permitted to vote on that item without instructions from the beneficial owner of the shares and no instructions are given.

Vote Required

The affirmative vote of a majority of the votes cast in person or by proxy at the special meeting is required to approve the issuance of the shares of Ennis common stock in connection with the merger. Abstentions may be specified with respect to the proposal by properly marking the “ABSTAIN” box on the proxy for such proposal. Abstentions will have the effect of a vote against the share issuance. Broker non-votes and failures to vote will not affect the outcome of the vote, since they will not be counted as votes cast either for or against the proposal.

Beneficial Ownership of Ennis Officers, Directors and Affiliates

On the record date, the directors, executive officers and affiliates of Ennis owned or controlled the vote of 201,575 shares of Ennis common stock, constituting approximately 1% of the outstanding shares of Ennis common stock. Ennis believes that each of its directors and executive officers intends to vote “FOR” the approval of the issuance of shares of Ennis common stock in connection with the merger.

Voting of Proxies

Shares of Ennis common stock represented by properly executed proxies and received prior to the special meeting will be voted at the special meeting in the manner specified on such proxies. Proxies that are properly executed and timely submitted but which do not contain specific voting instructions will be voted “FOR” approval of the issuance of Ennis common stock in connection with the merger at the special meeting.

Ennis shareholders whose shares are held in “street name” (i.e., in the name of a broker, bank or other record holder) must either direct the record holder of their shares as to how to vote their shares or obtain a proxy from the record holder to vote at the special meeting.

Revocation of Proxies

An Ennis shareholder may revoke a proxy at any time prior to the time the proxy is to be voted at the special meeting by:

•	delivering, prior to the special meeting, to Ennis, Inc., Attn: Corporate Secretary, at 2441 Presidential Pkwy., Midlothian, Texas 76065, a written notice of revocation bearing a later date or time than the revoked proxy;

•	completing and submitting a new, later-dated proxy card; or

•	attending the special meeting and voting in person.

Attending the special meeting will not by itself constitute revocation of a proxy; to do so, a shareholder must vote in person at the meeting. If a broker has been instructed to vote a shareholder’s shares, the shareholder must follow directions received from the broker in order to change the shareholder’s vote.

Expenses of Solicitation

Ennis will bear the costs of printing and mailing this proxy statement/prospectus to its shareholders and the costs of soliciting proxies from its shareholders. In addition to soliciting proxies by mail, directors, officers and employees of Ennis, without receiving additional compensation therefor, may solicit proxies by telephone, by e-mail, by facsimile or in person. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares held of record by such persons, and Ennis will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out of pocket expenses incurred by them.

In addition, Ennis has retained Georgeson Shareholder to assist in the solicitation of proxies by Ennis for a fee of $7,500 plus reasonable out-of-pocket costs and expenses. For questions or requests regarding proxies or related materials, banks and brokers should call (212) 440-9800 and all others should call toll free (877) 255-0125.

Miscellaneous

In the event that a quorum is not present at the time the special meeting is convened, the special meeting may be adjourned by a vote of the shareholders present in person or by proxy. If Ennis proposes to adjourn the meeting, the persons named in the enclosed form of proxy will vote all shares of Ennis common stock for which they have voting authority in favor of an adjournment. However, proxies voted against the proposal relating to the issuance of Ennis common stock in connection with the merger will not be voted in favor of any adjournment of the special meeting for the purpose of soliciting additional proxies.

It is not expected that any matter not referred to in this proxy statement/prospectus will be presented for action at the special meeting. If any other matters are properly brought before the special meeting, the persons named in the proxies will have discretion to vote on such matters according to their best judgment. The grant of a proxy will also confer discretionary authority on the persons named in the proxy as proxy appointees to vote in accordance with their best judgment on matters incidental to the conduct of the special meeting.

THE MERGER

The following discussion summarizes certain terms and provisions of the merger and the merger agreement and is qualified in its entirety by reference to the provisions of the merger agreement and first amendment to the merger agreement, which are attached to this proxy statement/prospectus as Annex A and Annex B, respectively, and are incorporated into this proxy statement/prospectus by reference. You are strongly encouraged to read the merger agreement in its entirety. Unless the context otherwise requires, all references to the “merger agreement” in this proxy statement/prospectus refer to the merger agreement as amended.

General

Ennis, its wholly-owned subsidiary, Midlothian Holdings LLC, and Centrum have entered into a merger agreement pursuant to which Ennis will acquire Centrum through the merger of Centrum with and into Midlothian Holdings LLC. Midlothian Holdings LLC will be the surviving entity in the merger and, after the effective time of the merger, will continue as a wholly-owned subsidiary of Ennis. After the merger, the name of Midlothian Holdings LLC will be changed to “Alstyle Apparel LLC.”

Background of the Merger

Ennis’ management and board of directors have discussed from time to time the benefits of acquiring new products or facilities in new markets. Over the previous five years, Ennis has acquired five companies that have contributed to its growth in sales and net income. The management and board of directors of Centrum have also from time to time discussed the benefits of potential business combination transactions as part of Centrum’s strategic business plan to maximize value to the Centrum stockholders.

At a dinner meeting with Roger Brown, President and CEO of Centrum, on May 13, 2004 in Asheville, North Carolina, held at the invitation of Keith Walters, Chairman, CEO and President of Ennis, Mr. Walters indicated his interest in combining Centrum and Ennis. Mr. Walters believed that with most of the Ennis distribution channel moving toward a larger share of promotional products as its primary sales platform, Ennis would be well served to add activewear to its manufacturing capabilities. Mr. Walters also noted that Ennis would like to buy the Crabar/GBF printing facilities in a separate transaction. Mr. Brown indicated that he was not prepared to discuss terms on the Centrum combination but would respond shortly. Mr. Brown and Mr. Walters had several conversations over the next four days to discuss the valuation of Centrum and the form of consideration to be received in exchange for the stock of Centrum. Mr. Brown also consulted with his board of directors.

Mr. Walters discussed the proposals with his management team on May 17, 2004 to elicit their comments or concerns. With the support of management, Mr. Walters invited Mr. Brown to DeSoto, Texas on May 18 and 19 to discuss the proposals in more detail. Mr. Brown had discussed the topic with his board of directors and voting stockholders over the weekend of May 15 and 16 to determine whether there was interest in further discussions. His board instructed him to pursue the matter further.

At the May 19 meeting in DeSoto, Texas, Mr. Walters and Mr. Brown established a target price of $240 million as the valuation for the Centrum combination. A timetable was established for Ennis to seek board approval, firm commitment financing, and orchestrate due diligence required of a transaction of this magnitude. Mr. Brown would seek approval from the Centrum board of directors and arrange for due diligence on his part, with the signing of a definitive agreement targeted for June 25, 2004. On a telephone call with Mr. Walters and Michael Magill on May 20, Mr. Brown indicated that a large amount of capital expenditures were being currently committed by Centrum and believed that Ennis should share in the cost of those expenditures. It was agreed that the target valuation for Centrum would be increased by $2 million with a resulting $242 million enterprise valuation for Centrum. It was separately agreed that the valuation of Crabar/GBF would be in the $18 to $20 million range. During the period from May 20 through May 28, Mr. Walters contacted most members of the board of directors to update them as to the potential of the acquisition of Crabar/GBF and the combination of Centrum with Ennis. All members contacted indicated that the proposal merited consideration by the full board of directors.

On the evening of May 24, Mr. Brown flew to Dallas and the next morning joined Mr. Walters, Mr. Magill and David Erickson, another member of Ennis management, to discuss progress with the respective boards of directors. Mr. Walters indicated that in the event one or both of the transactions closed, Ennis would need non-compete agreements with Mr. Brown and his partners, as well as standstill agreements. Later on the morning of May 25, Messrs. Walters, Magill, Erickson and Brown met with Lawrence Ashkin, Arthur Slaven, and John McLinden, the other directors of Centrum, at a local airport and then flew to Anaheim, California to see the Centrum facilities. During the flight, Mr. Walters explained why he thought the combination made sense from the Ennis perspective and why Ennis management believed a definitive agreement could be executed by June 25, 2004. Arriving in Anaheim, Messrs. Walters, Magill and Erickson toured the corporate offices and distribution center and viewed the knitting, dyeing and drying facility. The next morning, May 26, Messrs. Brown and McLinden, from Centrum, and Messrs. Walters and Magill from Ennis took a tour of the cutting and sewing facilities in Mexico. The parties then flew back to Anaheim and met with Lawrence Ashkin and Arthur Slaven who, along with Roger Brown and John McLinden comprised the board of Centrum.

On June 1, 2004, Mr. Magill met with Bernstein, Conklin & Balcombe to discuss its role in providing the board of directors of Ennis with a fairness opinion on the combination with Centrum. After receiving a proposal from Bernstein, Conklin & Balcombe, Mr. Magill received approval from members of the Ennis audit committee to engage Bernstein, Conklin & Balcombe to begin the process of reviewing the terms and economics of the combination. Bernstein, Conklin & Balcombe was retained on June 4 and its representatives were in Anaheim on June 7 for a meeting with management of Centrum and a tour of its facilities. On June 8, several members of Ennis management flew to Anaheim to begin due diligence on the Centrum facilities. In addition, on that date certain other members of Ennis management flew to Dayton, Ohio to begin due diligence on the Crabar/GBF acquisition. Centrum began its due diligence on Ennis on June 8 as well and engaged the Keystone Consulting Group to review the financial condition of Ennis and its operational methodology. Ennis retained Eclypse Ventures LLC to prepare pro forma financial analyses and market studies and financial modeling. Counsel to Centrum and Ennis also began legal due diligence with counsel to Ennis conducting on-site due diligence on Centrum from June 8 to June 11 and counsel to Centrum conducting on-site due diligence on Ennis from June 15 to June 17. Ennis requested that Battelle and Battelle, LLP and Moss Adams, LLP perform procedures related to the acquisition of Crabar/GBF and Centrum, respectively.

On June 11, Ennis held a board meeting (with some members attending by telephone) to discuss the status of negotiations. Each board member had previously been provided with a packet of materials or updated by phone as to the nature of the potential transactions. At the meeting, management reviewed the terms of the transactions, the status of due diligence, and the proposed timeline to completion. Later that day Messrs. Magill and Cathey met with BankOne and Compass Bank to discuss the possible acquisition of Crabar/GBF and of the combination with Centrum. A syndicated Revolver/Term Credit Facility of approximately $150 million was also discussed with BankOne. On June 14, Messrs. Magill and Cathey flew to Chicago to meet with LaSalle Business Credit to also discuss financing the acquisition and combination.

On June 17, Ennis held a meeting of its board of directors at which management further updated the board on the progress of due diligence and the status of the fairness opinion and financing alternatives. The board discussed the contemplated merger proposal with management and then invited Roger Brown to join the board meeting to give his view of the transactions. On June 18, all non-management board members met by telephone to discuss the status and merits of the proposals.

On June 21, LaSalle Business Credit provided a draft term sheet for a $150 million syndicated Revolver/Term Credit Facility and agreed to provide a firm commitment prior to June 25, 2004. On June 22, BankOne provided a draft term sheet for a firm commitment for a $110 million credit facility that it believed could be easily expanded if necessary. On June 23 management selected LaSalle Business Credit, which provided a firm commitment letter for the facility to Ennis.

On June 24, 2004 a special board meeting was held in which Bernstein, Conklin & Balcombe rendered its opinion that the proposed combination of Centrum and Ennis utilizing a $242 million valuation and the issuance of approximately 8.8 million shares of Ennis common stock at a $15.63 valuation was fair to the current shareholders of Ennis from a financial point of view. Management then outlined and provided a copy of the definitive agreement for the board’s review. Mr. Magill indicated that there was a firm commitment from LaSalle Business Credit for up to $150 million in the form of a Revolver/Term Credit Facility. Counsel to Centrum and Ennis had indicated that a filing under the Hart-Scott-Rodino Act would not be necessary and that one material condition to closing on November 15, 2004 would be the approval by a majority of the Ennis shareholders of the issuance of Ennis common stock, as required by the rules of the New York Stock Exchange because the issuance would be in excess of 20% of Ennis’ outstanding common stock and voting power and may involve a change of control of Ennis within the meaning of the NYSE’s rules. The board then voted to approve the Centrum merger and the Crabar/GBF acquisition, to file a Registration Statement on Form S-4 with the Securities and Exchange Commission and have the stock approved for listing on the New York Stock Exchange, and to file a Registration Statement on Form S-3 for the resale of such shares.

On June 25, 2004, Messrs. Brown, Ashkin, Slaven and McLinden came to Midlothian and at approximately 4:00 p.m. executed the definitive agreements for the purchase of Crabar/GBF and the merger of Centrum with a subsidiary of Ennis. Mr. Walters executed these agreements on behalf of Ennis and its subsidiary.

The stockholders of Centrum intend prior to consummation of the merger to assume and repay $12,000,000 of Centrum indebtedness and to utilize cash at the closing of the merger to pay certain transaction costs. In order to accommodate this, on August 23, 2004, the parties to the merger agreement executed the First Amendment to Agreement and Plan of Merger, which provides that a portion of the merger consideration of between $12.5 million and $20 million (the exact amount of such portion within such range to be within Ennis’ discretion) will be paid in cash.

Ennis’ Considerations Relating to the Merger and the Share Issuance

The Ennis board of directors considered a number of factors in its decision to approve the merger agreement and transactions contemplated by the merger agreement and to recommend the approval by the Ennis shareholders of the issuance of shares of Ennis common stock in connection with the merger, including, without limitation, the following:

•	that the merger will further position Ennis to assist its distributors in meeting their promotional product objectives;

•	that the merger provides attractive growth opportunities in complementary activewear segments including fleece, polos and caps;

•	Centrum’s highly automated and efficient production capabilities;

•	the fact that Centrum is well positioned in strategic distribution channels;

•	Ennis’ familiarity with Centrum’s experienced, proven management;

•	that the merger will likely generate significant cash flow for Ennis; and

•	the opinion of Ennis’ financial advisor that the $242 million consideration to be paid in the merger (including the payment and/or assumption of Ennis’ debt) was fair, from a financial point of view, to the shareholders of Ennis common stock.

The foregoing discussion of the factors considered by the Ennis board of directors in making its decision is not exhaustive, but includes the material factors considered by the Ennis board of directors. In view of the variety of material factors considered in connection with its evaluation of the merger, the Ennis board of directors did not find it practicable to, and did not, quantify or otherwise assign relative or specific weight to any of these factors, and individual directors may have given different weight to different factors. Rather, the Ennis board of directors made its determination based on the totality of the information presented to it.

Recommendation of the Ennis Board of Directors

At its meeting on June 24, 2004, after due consideration, the Ennis board of directors unanimously adopted resolutions approving and adopting the merger agreement and approving the merger and the transactions and other agreements contemplated by the merger agreement and directed that the issuance of shares of Ennis common stock in the merger be submitted to a vote of the Ennis shareholders at the Ennis special meeting and recommending that Ennis shareholders vote “FOR” the approval of the issuance of shares of Ennis common stock in connection with the merger.

Centrum’s Considerations Relating to the Merger

The Centrum board of directors unanimously approved the merger and the merger agreement and believes that the terms of the merger are fair to, and in the best interests of, Centrum and its stockholders. In the course of reaching its decision to approve the merger agreement, the Centrum board consulted with Centrum’s management, as well as its legal, accounting and other advisors (but did not receive a valuation or opinion of a financial advisor), and considered the following material factors:

•	The risks and potential rewards associated with, as an alternative to the merger, continuing to execute Centrum’s strategic plan as an independent entity. The challenges of operating as an independent entity including, among others, obtaining sufficient capital to respond to growth opportunities while remaining a privately owned company. The rewards including, among others, the ability of existing Centrum stockholders to participate in the potential future growth and profitability of Ennis after the merger.

•	The possibility, as alternatives to the merger, of seeking to be acquired by a company other than Ennis or to engage in a combination with a company other than Ennis and the Centrum board’s conclusion that a transaction with Ennis is expected to yield greater benefits than the likely alternatives. The Centrum board concluded that the transaction with Ennis could be acceptably completed from a timing and regulatory standpoint, and would yield greater benefits than the alternatives.

•	The value of the consideration provided for in the merger agreement based on the then-current market price and historical trading price of Ennis shares over the past year.

•	The ability to complete the merger as a reorganization for U.S. federal income tax purposes.

•	The public market for Ennis common stock will offer the Centrum stockholders liquidity.

In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Centrum board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In addition, the Centrum board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the Centrum board’s ultimate determination, but rather the Centrum board conducted an overall analysis of the factors described above, including discussions with and questioning of Centrum’s management and legal, accounting and other advisors.

Approval by the Centrum Board of Directors and Stockholders

At its meeting on June 24, 2004, after due consideration, the Centrum board of directors unanimously adopted resolutions (i) determining that the merger agreement, the merger, in accordance with the terms of the merger agreement, and the other transactions contemplated thereby are advisable and in the best interests of Centrum and its stockholders, (ii) approving the merger and approving and adopting the merger agreement and the other agreements and transactions contemplated by the merger agreement, and (iii) recommending that the Centrum stockholders approve the merger agreement. On June 24, 2004, all of the Centrum stockholders executed a written consent unanimously approving the merger, merger agreement and the other agreements and transactions contemplated by the merger agreement. Accordingly, no further approval of the Centrum stockholders is required to consummate the merger.

Opinion of Ennis’ Financial Advisor

On June 24, 2004, at a meeting of our board of directors held to consider the merger, Bernstein, Conklin & Balcombe delivered to the Ennis board of directors its opinion that, as of such date and based upon and subject to the assumptions, conditions, limitations and other matters set forth in that opinion, the merger, including the $242 million in aggregate merger consideration to be paid in a combination of Ennis common stock and assumed liabilities was fair, from a financial point of view, to the holders of Ennis common stock. Subsequently, Bernstein, Conklin & Balcombe was provided a copy of the first amendment to the merger agreement, which provides, among other things, that between $12,500,000 and $20,000,000 of the merger consideration would be in the form of cash rather than the assumption of liabilities. Bernstein, Conklin & Balcombe determined that this first amendment did not affect its opinion or valuation analysis in any material way. The merger consideration to be paid in a combination of Ennis common stock, cash and assumed liabilities was determined on the basis of negotiations between Ennis and Centrum.

Bernstein, Conklin & Balcombe is a leading regional business valuation and financial advisory firm. As part of its business, Bernstein, Conklin & Balcombe regularly engages in the valuation of businesses and their securities for use in a wide variety of transactions and situations. Ennis retained Bernstein, Conklin & Balcombe because the firm is a recognized business valuation firm with substantial experience providing valuations of businesses and securities, and because Bernstein, Conklin & Balcombe was familiar with Ennis and its business. Ennis neither provided instructions to nor imposed any limitations on Bernstein, Conklin & Balcombe relating to the preparation of its opinion.

We include the full text of Bernstein, Conklin & Balcombe’s written opinion, dated June 24, 2004, as Annex C, and we incorporate the full text by reference into this proxy statement. The written opinion describes the assumptions Bernstein, Conklin & Balcombe made, the matters it considered and the qualifications and limitations on the review it undertook in connection with the delivery of its opinion. We qualify this summary of Bernstein, Conklin & Balcombe’s opinion in its entirety by reference to the full text of the opinion. We urge you to read the Bernstein, Conklin & Balcombe opinion carefully and in its entirety.

Bernstein, Conklin & Balcombe provided its opinion to our board of directors for the board of directors’ use and benefit. Bernstein, Conklin & Balcombe directed its opinion only to the fairness from a financial point of view to the holders of Ennis common stock of the merger, including the $242 million in aggregate merger consideration, to be paid in a combination of Ennis common stock and assumed liabilities. The opinion does not address any other aspect of the merger and does not constitute a recommendation to any shareholder as to how that shareholder should vote with respect to the proposed issuance of shares of Ennis common stock or any other matter. Bernstein, Conklin & Balcombe expressed no opinion as to the prices at which Ennis common stock would trade subsequent to the announcement of the merger.

In performing its analyses, Bernstein, Conklin & Balcombe made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Ennis’ control. Any estimates contained in the analyses performed by Bernstein, Conklin & Balcombe are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than these analyses suggest. In addition, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which these businesses or securities might actually be sold. As a result, these analyses and estimates are inherently subject to substantial uncertainty. The opinion of Bernstein, Conklin & Balcombe was one of several factors taken into consideration by the Ennis board of directors in making its determination to approve the merger. Consequently, you should not view the Bernstein, Conklin & Balcombe analyses described below as determinative of the decision of the Ennis board of directors with respect to the fairness from a financial point of view to the holders of Ennis common stock of the merger, including the $242 million in aggregate merger consideration, to be paid in a combination of Ennis common stock and assumed liabilities.

In arriving at its opinion, Bernstein, Conklin & Balcombe relied on the following information that was deemed to be relevant.

•	a draft of the Merger Agreement dated June 23, 2004;

•	certain financial information, including financial forecasts, relating to the operations of A and G, the wholly owned operating subsidiary of Centrum Acquisition, Inc., that was furnished by Centrum management;

•	the market prices and valuation multiples for the Ennis common stock;

•	the results of operations of A and G and comparison with the results of operations of selected publicly traded companies that it deemed to be relevant;

•	the proposed financial terms of the merger and the financial terms of selected other transactions that it deemed to be relevant; and

•	other financial studies and analyses and such other matters as it deemed necessary, including an assessment of general economic, market and monetary conditions.

In addition, Bernstein, Conklin & Balcombe held discussions with the Ennis senior management regarding the operations and financial position of Ennis, business conditions in the business form industry, and the history of negotiations with Ennis. Bernstein, Conklin & Balcombe held discussions with Centrum management regarding the operations and financial positions of A and G, business conditions in the apparel industry, terms of the prior acquisition of A and G and the prospects for A and G’s business going forward.

In connection with its review, Bernstein, Conklin & Balcombe relied upon the accuracy and completeness of all of the financial, accounting and other information discussed or reviewed. As such, Bernstein, Conklin & Balcombe did not assume any responsibility for independently verifying the accuracy or completeness of such financial, accounting, and other information. With respect to the financial forecast information that Ennis furnished to or discussed with Bernstein, Conklin & Balcombe, it assumed that this information had been reasonably prepared. Bernstein, Conklin & Balcombe also assumed that the final form of the merger agreement would be substantially similar to the last draft that it reviewed. Bernstein, Conklin & Balcombe necessarily based its opinion upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to it as of, the date of the opinion.

Bernstein, Conklin & Balcombe assessed the fair value of Centrum using a number of independent methodologies, including:

•	a comparable company trading analysis using valuation multiples from selected publicly-traded companies;

•	a discounted cash flow analysis; and

•	a transaction analysis employing multiples from selected transactions involving comparable companies.

Each of these methodologies was used to generate implied valuation ranges for Centrum, which was then compared to the proposed merger consideration of $242 million to be paid in a combination of Ennis common stock and assumed liabilities.

Comparable Company Trading Analysis

Bernstein, Conklin & Balcombe compared publicly available financial, operating and stock market information for selected publicly traded companies that it considered comparable in certain respects to Centrum. The companies selected were Delta Apparel Company (DLA), Gildan Activewear (GIL), Russell Corporation (RML), Superior Uniform Group (SGC), Oxford Industries (OXM), and Cutter & Buck (CBUK). In its analysis, Bernstein, Conklin & Balcombe placed greater weight on the valuation multiples derived for Gildan Activewear and Delta Apparel, as they were deemed to be most similar to Centrum.

Bernstein, Conklin & Balcombe derived an estimated valuation range for Centrum by applying the comparable companies’ market value of invested capital (“MVIC”)1 multiples of latest twelve months (“LTM”) revenue, earnings before interest, taxes, depreciation, and amortization (“EBITDA”), and earnings before interest and taxes (“EBIT”). Additionally, Bernstein, Conklin & Balcombe incorporated into the analysis multiples of the comparable company’s price per share over the 1-year forward and LTM earnings per share (the “P/E ratios”). The average and median multiples, as well as those selected by Bernstein, Conklin & Balcombe to be applied to Centrum’s earnings streams, are shown in the table below:

	Implied		Selected
	Mean*	Median*	Low	High
LTM MVIC/EBITDA	9.8	10.4	7.5	9.0
LTM MVIC/EBIT	12.6	12.7	10.5	12.0
LTM Price/Net income	17.8	18.1	12.0	14.0
2004 Price/Net income	12.7	12.9	10.5	11.5

(2)	Adjusted to eliminate outlying values.

Bernstein, Conklin & Balcombe selected a range of multiples for Centrum that were below those reported for the comparable companies in order to reflect Centrum’s greater company-specific risks compared with that of the comparable companies. The risks relate to, among other factors, its smaller size, more limited distribution channels, and less diversification of products and markets.

Bernstein, Conklin & Balcombe then applied each of the multiples to the appropriate measure of Centrum’s performance (e.g., EBITDA, EBIT and net income) to arrive at a range of values for Centrum’s aggregate invested capital2 of between $220 million and $270 million.

Discounted Cash Flow Analysis

Bernstein, Conklin & Balcombe performed a discounted cash flow analysis based on three separate five year forecasts of Centrum’s expected future performance: high case; base case; and low case. The high case forecast was the expected forecast prepared by A and G management. The base case and low case forecasts were reduced forecasts prepared by our management in testing the sensitivity of the A and G business to various assumptions. In assessing the reasonableness of the forecasts, Bernstein, Conklin & Balcombe interviewed our management and A and G management regarding the basis of each forecast, compared the forecast assumptions with historical performance and tested the assumptions against publicly available benchmark information, including the financial performance of publicly traded companies in the apparel industry. After performing this analysis, Bernstein, Conklin & Balcombe determined to rely primarily on the base case and low case scenarios to formulate a valuation range. Bernstein, Conklin & Balcombe applied a range of discount rates to Centrum’s projected unleveraged cash flows from 11.0 percent to 13.0 percent and terminal EBITDA multiples ranging from 6.0 to 8.0 in determining the range of potential value from each forecast scenario. These rates of returns were deemed to be an appropriate range for a company with Centrum’s risk characteristics and the terminal EBITDA multiples were determined to be appropriate based on the range of multiples identified in the comparable company trading analysis.

[1]	MVIC is defined as the market capitalization of a company’s outstanding stock plus the market value of outstanding debt, preferred stock and minority interests less cash.
[2]	When calculating an aggregate invested capital value using a MVIC multiple, cash was added. When calculating an aggregate invested capital value using a net income multiple, it was necessary to add the Company’s cash and outstanding interest-bearing debt to the calculated aggregate equity.

Based on the discounted cash flow analysis, Bernstein, Conklin & Balcombe derived a range of the implied values for the aggregate invested capital of Centrum ranging as follows:

High Scenario—	$300 million	to	$370 million
Base Scenario—	$230 million	to	$280 million
Low Scenario—	$210 million	to	$260 million

Transaction Analysis

Bernstein, Conklin & Balcombe reviewed publicly available information for selected acquisition transactions in the apparel industry. Bernstein, Conklin & Balcombe identified a number of transactions in the apparel industry over the last three years and analyzed the terms and nature of these transactions. As a part of its analysis of the transactions and the business and financial performance of the acquired companies represented in those transactions, it noted the following:

•	many acquired companies were fashion apparel manufacturers with a focus on sales directly to retailers;

•	several of the companies were unprofitable;

•	some of the companies were acquired while in bankruptcy; and

•	various other operational and functional differences limited their comparison to Centrum.

Bernstein, Conklin & Balcombe selected nine transactions involving apparel businesses for further analysis. These transactions, along with the date completed, were:

•	acquisition of MJ Soffe Co by Delta Apparel Company (October 3, 2003);

•	VF Corporation’s acquisition of Nautica Enterprises, Inc. (August 28, 2003);

•	Salant Corporation’s acquisition of Perry Ellis International (June 23, 2003);

•	acquisition of Garan, Inc. by Berkshire Hathaway, Inc. (September 5, 2002);

•	acquisition of Gerber Childrenswear, Inc. by Kellwood Co. (June 27, 2002);

•	Berkshire Hathaway, Inc.’s acquisition of Fruit of the Loom, Ltd. (May 1, 2002);

•	acquisition of Full Line Distributors, Inc. by Bain Capital Inc. (August 15, 2001);

•	Tropical Sportswear International’s acquisition of Duck Head Apparel Company, Inc. (August 10, 2001); and

•	Jones Apparel Group Inc.’s acquisition of McNaughton Apparel Group, Inc. (June 20, 2001).

The average and median multiples with respect to the analyzed transactions are shown in the table below:

	Implied
	Mean*	Median*
MVIC/Revenue	0.7	0.8
MVIC/EBITDA	6.7	7.2
MVIC/EBIT	7.9	7.5
Price/Net income	8.9	7.3

(2)	Adjusted to eliminate outlying values.

While some attributes of the acquired companies were similar to A and G, none of the transactions identified were identical to the proposed merger and many occurred at times when the economic conditions were worse than at the time of Bernstein, Conklin & Balcombe’s analysis. Given the significant variance in transaction multiples, the operational differences between the acquired companies and A and G, and other relevant factors, Bernstein, Conklin & Balcombe did not rely upon the transaction approach in its final conclusion. For informational purposes, Bernstein, Conklin & Balcombe’s application of the above selected multiples to Centrum’s latest LTM earnings streams yielded an aggregate invested capital range of $140 million to $230 million.

Concluded Valuation Ranges

As a result of the above analyses, Bernstein, Conklin & Balcombe the concluded the following valuation ranges:

Comparable Company Analysis—	$220 million	to	$270 million
Income Approach (High Scenario)—	$300 million	to	$370 million
Income Approach (Base Scenario)—	$230 million	to	$280 million
Income Approach (Low Scenario)—	$210 million	to	$260 million
Transaction Analysis—	$180 million	to	$230 million

In reaching its conclusion as to the fairness of the merger from a financial point of view, Bernstein, Conklin & Balcombe determined that the Income Approach (Base Scenario), Income Approach (Low Scenario) and the Comparable Company Analysis provided the most reliable ranges of value.

We paid Bernstein, Conklin & Balcombe a fee of $225,000 for rendering its fairness opinion. In addition, we have agreed to reimburse Bernstein, Conklin & Balcombe for reasonable out-of-pocket expenses (which may include fees and expenses of counsel) it incurred in connection with its engagement. We have also agreed to indemnify Bernstein, Conklin & Balcombe and certain related persons against certain expenses and liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. Bernstein, Conklin & Balcombe has in the past provided financial advisory services to us, unrelated to the merger, for which it has received compensation.

Accounting Treatment of the Merger

Ennis intends to account for the merger in accordance with generally accepted accounting principles under the purchase method for business combinations with Ennis being deemed to have acquired Centrum. This means that the assets and liabilities of Centrum will be recorded, as of the completion of the merger, at their fair values and added to those of Ennis.

Dissenters’ Rights of Appraisal

Holders of Ennis common stock and Centrum common stock do not have dissenters’ rights of appraisal in connection with the merger.

Material United States Federal Income Tax Consequences of the Merger

The following discussion sets forth the material United States federal income tax consequences of the merger to holders of Centrum common stock. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended, (the “Code”), the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

For purposes of this discussion, the term U.S. Holder refers to a holder of Centrum common stock that is:

•	A citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds Centrum common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. A partner of a partnership holding Centrum common stock should consult his own tax advisor.

This discussion assumes that Centrum common stock is held as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a Centrum stockholder under the stockholder’s particular circumstances or that may be applicable to a Centrum stockholder if the stockholder is subject to special treatment under the U.S. federal income tax laws, including if a Centrum stockholder is:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in securities or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for the securities;

•	subject to the alternative minimum tax provisions of the Code;

•	a Centrum stockholder who received Centrum common stock through the exercise of employee stock options or through a tax-qualified retirement plan;

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of options granted under any Centrum benefit plan;

•	a Centrum stockholder who holds Centrum common stock as part of a hedge, straddle or a constructive sale or conversion transaction; or

•	certain United States expatriates.

The Merger. Ennis and Centrum have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. As described below, it is a condition to each party’s respective obligations to complete the merger that Ennis and Centrum each receive a legal opinion that the merger will so qualify. In addition, based on representations and covenants contained in tax opinion certificates provided by Ennis and Centrum and on customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, and subject to the qualifications and limitations set forth in each opinion, it is the opinion of Kirkpatrick & Lockhart LLP, counsel to Ennis, and Gardner Carton & Douglas LLP, counsel to Centrum, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Accordingly, the material U.S. federal income tax consequences of the merger are as follows:

•	Centrum stockholders will not recognize gain or loss upon the exchange of Centrum common stock solely for Ennis common stock, except with respect to cash or any other property received, including stockholder liabilities, if any, assumed in the merger (“Boot”). Any gain or loss recognized by a Centrum stockholder will be capital gain or loss in an amount equal to the cash and fair market value of the other Boot, if any, received. Additionally, Centrum stockholders will generally recognize capital gain or loss on any cash received instead of a fractional share of Ennis common stock equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. Any capital gain or loss recognized on the receipt of Boot or cash instead of a fractional share will constitute long-term capital gain or loss if the Centrum stockholder’s holding period in Centrum common stock surrendered in the merger is greater than one year as of the date of the merger. Centrum stockholders will recognize ordinary income on cash received in consideration for entering into the non-competition agreement.

•	the aggregate tax basis in the Ennis common stock that a Centrum stockholder receives in the merger (including any fractional share interest deemed to be received and exchanged for cash) will equal the Centrum stockholder’s aggregate tax basis in the Centrum common stock that the stockholder surrenders less the amount of cash and fair market value of other Boot, if any, the Centrum stockholder receives, plus the amount of any gain the Centrum stockholder recognizes as a result of receiving the cash and other Boot, if any; and

•	the holding period for the Ennis common stock that a Centrum stockholder receives in the merger (including any fractional share interest deemed to be received and exchanged for cash) will include the Centrum stockholder’s holding period for the shares of Centrum common stock that the stockholder surrenders in the exchange.

If a Centrum stockholder acquired different blocks of Centrum common stock at different times and at different prices, the stockholder’s tax basis and holding period in his Ennis common stock may be determined with reference to each block of Centrum common stock.

Backup Withholding. A non-corporate holder of Centrum common stock may be subject to information reporting and backup withholding on any Boot received or any cash received instead of a fractional share interest in Ennis common stock. A Centrum stockholder will not be subject to backup withholding, however, if the stockholder:

•	furnishes a correct taxpayer identification number and certifies that the Centrum stockholder is not subject to backup withholding on the Form W-9 or successor form included in the letter of transmittal to be delivered following the completion of the merger; or

•	is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

Reporting Requirements. A Centrum stockholder that receives Ennis common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with the stockholder’s United States federal income tax return for the year in which the merger takes place a statement setting forth facts relating to the merger.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to an individual Centrum stockholder will depend upon the facts of the stockholder’s particular situation. Accordingly, Centrum stockholders are strongly encouraged to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to them of the merger.

Regulatory Filings and Approvals Required to Complete the Merger

We are not aware of any material governmental or regulatory approval required for completion of the merger, other than compliance with the applicable corporate laws of the State of Delaware and the State of Texas. However, Ennis and Centrum and their respective subsidiaries conduct operations in a number of other jurisdictions where regulatory filings, notifications or approvals with applicable commissions and other authorities may be required or advisable in connection with completion of the merger. Ennis and Centrum are currently in the process of reviewing whether other filings or approvals may be required or desirable in these other jurisdictions. Ennis and Centrum recognize that some of these filings may not be completed before the closing, and that some of these approvals, which are not as a practice required to be obtained prior to effectiveness of a merger, may also not be obtained before the closing.

Effective Time of the Merger

The merger will become effective upon the date on which the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as Ennis and Centrum will agree and specify in the certificate of merger.

New York Stock Exchange Listing of Ennis Common Stock to be Issued in the Merger

Ennis common stock currently is listed on the New York Stock Exchange under the symbol “EBF.” Ennis has agreed in the merger agreement that it will use its commercially reasonable efforts to cause the Ennis common stock issuable in the merger to be approved for listing on the New York Stock Exchange prior to the effective time of the merger. Listing of the shares of Ennis common stock, subject to official notice of issuance, is a condition to closing the merger.

Federal Securities Laws Consequences; Stock Transfer Restrictions

Ennis common stock issued in the merger generally will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, except for shares issued to any Centrum stockholder who may be deemed to be an “affiliate” of Centrum or Ennis for purposes of Rule 145 under the Securities Act. Any Centrum stockholders so deemed to be an affiliate will only be able to resell shares of Ennis common stock they receive in the merger pursuant to an effective registration statement, pursuant to Rule 145 or in transactions otherwise exempt from registration. This proxy statement/prospectus does not cover resales of Ennis common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

In addition, pursuant to a registration rights agreement to be entered into at the closing, Ennis will agree to file and keep effective a registration statement on Form S-3 to register the shares of Ennis common stock issued to the Centrum stockholders. See “The Merger Agreement—Registration Rights Agreement” for a summary of the material terms to be included in the registration rights agreement.

Organizational Documents, Directors and Officers of Alstyle Apparel LLC, as the Surviving Entity

The merger agreement states that the certificate of formation and operating agreement of Midlothian Holdings LLC, as in effect immediately prior to the effective time of the merger, will be the certificate of formation and operating agreement of the entity surviving the merger, until thereafter amended. After the closing of the merger, the name of the entity surviving the merger will be changed to “Alstyle Apparel LLC.” The managers of Midlothian Holdings LLC immediately prior to the effective time of the merger will be the initial managers of the entity surviving the merger and the officers of Midlothian Holdings LLC immediately prior to the effective time of the merger will be the initial officers of the entity surviving the merger, except that Roger Brown will enter into an employment agreement at the closing of the merger pursuant to which Mr. Brown will be the President and CEO of Alstyle Apparel LLC, the surviving entity.

Refinancing

Upon completion of the merger, Ennis will refinance the combined companies’ indebtedness through senior secured credit facilities from a syndicate of financial institutions for whom LaSalle National Bank NA will act as administrative agent. The facilities will consist of a $100 million revolving credit facility (with a subfacility for letters of credit) and a $50 million term loan facility, which mature five years from the closing date. Additionally, the term loan will be repaid at the rate of $2.5 million per quarter with mandatory prepayments on certain events. The loans will bear interest at a rate per annum over the Base Rate (defined as the higher of the Bank’s prime rate or the Federal Funds rate plus 0.5%) or the LIBOR rate based on the most recent quarter and the total leverage ratio for the trailing twelve month period. The facilities will be guaranteed by all subsidiaries of Ennis and secured by the property of Ennis and its subsidiaries and the equity securities of its subsidiaries. The documentation will contain customary representations, warranties and covenants, including covenants relating to fixed charge coverage ratio, total leverage ratio and minimum net worth.

THE MERGER AGREEMENT

The following briefly summarizes the material provisions of the merger agreement and first amendment to the merger agreement, copies of which are attached as Annex A and Annex B, respectively, to this proxy statement/prospectus and are incorporated by reference into this summary. Unless the context otherwise requires, all references to the “merger agreement” in this proxy statement/prospectus refer to the merger agreement as amended. The following is not a complete description of all provisions of the merger agreement and is qualified in its entirety by reference to the merger agreement. You are encouraged to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.

General

Following the approval of the share issuance by the shareholders of Ennis and the satisfaction or waiver of each of the conditions to the merger, Centrum will be merged with and into a newly formed wholly-owned subsidiary of Ennis, sometimes referred to as “Merger Sub”. Following the merger, Merger Sub will be the surviving entity in the merger, and Merger Sub will continue as a wholly-owned subsidiary of Ennis. After the merger, Merger Sub will be renamed “Alstyle Apparel LLC.”

Merger Consideration

General. In the merger, Centrum stockholders will receive a combination of cash and Ennis common stock in exchange for their Centrum shares. At least three business days prior to the closing of the merger, Ennis will notify the Centrum stockholders of the amount of cash that Ennis elects to pay to the Centrum stockholders at closing. This amount will be not less than $12.5 million and not more than $20 million and is referred to in this proxy statement/prospectus as the cash consideration. If Ennis fails to provide timely notice of the amount of the cash consideration, the cash consideration will be $20 million.

In addition to the cash consideration, Centrum stockholders will also receive a number of shares of Ennis common stock based upon a $242 million valuation of Centrum less (i) Centrum indebtedness for interest-bearing borrowed money and funded debt outstanding as of the day of merger (this amount will be no less than $104 million minus the amount of the cash consideration), (ii) the amount of the cash consideration, and (iii) $400,000 to be paid as consideration for the non-competition agreement (as discussed in this Summary under the heading “Non-Competition Agreement”), subject to certain escrow and other holdback arrangements for indemnification and other obligations. The resulting value will be divided by $15.63, which was the average trading price of Ennis over the 30-day trading period immediately preceding the execution of the merger agreement, to determine the total number of shares of Ennis common stock to be issued in the merger. Depending on the amount of the specified Centrum debt and the cash consideration, we expect this to result in Ennis issuing approximately 8.8 million shares of its common stock in the merger. For example, if the specified Centrum debt at the closing of the merger totals $89 million and the cash consideration is $15 million, Centrum stockholders will receive approximately 8,803,583 shares of Ennis common stock. This total is calculated by subtracting the $89 million of specified Centrum debt, the $15 million cash consideration amount and the $400,000 non-competition payments from the $242 million agreed valuation of Centrum, which would total $137.6 million. That $137.6 million total would then be divided by $15.63, resulting in a total of approximately 8,803,583 shares of Ennis common stock that would be issued to Centrum stockholders under this example. The 8,803,583 shares in this example include shares that would be withheld for the indemnification escrow and Centrum debt described below.

The total number of shares of Ennis common stock that will be issued in the merger will be distributed among Centrum stockholders in proportion to their ownership of Centrum common stock, subject to certain escrow and holdback arrangements for indemnification and other obligations as discussed below. For example, if a Centrum stockholder owned 7% of the total common stock of Centrum prior to the merger, that stockholder would be entitled to receive 7% of the shares of Ennis common stock issued in the merger, subject to the escrow and holdback arrangements.

Indemnification Escrow. A total of 319,897 shares of Ennis common stock that would otherwise be issued to the Centrum stockholders in the merger will be placed in escrow pursuant a stock pledge and escrow agreement to be entered into at the closing. See the section entitled “Other Agreements—Stock Pledge and Escrow Agreement” beginning on page     . Based on the average trading price of Ennis common stock over the 30 trading days immediately preceding the execution of the merger agreement, these shares had a value of approximately $5 million.

Shares Withheld for Centrum Debt. A total of 47,985 shares of Ennis common stock that would otherwise be issued to the Centrum stockholders in the merger will be withheld by Ennis for application to certain Centrum debt if such Centrum debt exceeds the good faith estimate provided by Centrum at the closing of the merger. Based on the average trading price of Ennis common stock over the 30 trading days immediately preceding the execution of the merger agreement, these shares had a value of approximately $750,000. Any shares of Ennis common stock not retained by Ennis on account of an underestimation of Centrum debt will be delivered to the Centrum stockholders in proportion to their ownership of Centrum immediately prior to the merger. Ennis’ sole remedy for the actual Centrum debt exceeding the Centrum debt estimated by Centrum at closing is to retain the withheld 47,985 shares of Ennis common stock. Ennis does not have any remedy if the actual Centrum debt exceeds the Centrum debt estimated by Centrum by more than the value of the retained shares.

Directorship of Ennis

Ennis agreed that, for so long as the Centrum stockholders hold at least ten percent of Ennis’ common stock in the aggregate, a representative of the Centrum stockholders will be recommended to Ennis’ nominating and corporate governance committee by the Chairman of Ennis’ board of directors for nomination as a director of Ennis, in accordance with the Sarbanes-Oxley Act of 2002, the rules of the New York Stock Exchange and the charter of Ennis’ nominating and corporate governance committee. If the representative of the Centrum stockholders is not elected as a director of Ennis, the representative will be permitted to observe all meetings of Ennis’ board of directors.

Conditions to Completion of the Merger

Conditions to Each Party’s Obligation. The obligations of Ennis, Merger Sub and Centrum to complete the merger are subject to the satisfaction or waiver of certain conditions, including the following:

•	obtaining all required approvals of the shareholders of Ennis, including approvals required by the New York Stock Exchange;

•	the absence of any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction which prohibits or prevents the consummation of the merger;

•	this proxy statement/prospectus shall have been declared effective and shall not be subject to any stop order suspending the effectiveness;

•	Ennis and Merger Sub shall have received all state securities law authorizations necessary to consummate the merger;

•	the approval of the New York Stock Exchange to list the shares of Ennis common stock to be issued in the merger; and

•	the receipt of any required governmental approvals.

Conditions to the Obligations of Ennis and Merger Sub. The obligations of Ennis and Merger Sub to complete the merger are subject to the satisfaction or waiver of certain conditions, including the following:

•	Centrum’s representations and warranties in the merger agreement must be true and correct in all material respects as of the closing date, as if made on and as of the closing date, unless the failure of such representations to be true and correct is not reasonably likely to have a material adverse effect on Centrum;

•	Centrum must have performed and complied with in all material respects all covenants of Centrum in the merger agreement and satisfied in all material respects all conditions required of Centrum by the merger agreement, unless the failure to comply or satisfy a covenant or condition is not reasonably likely to have a material adverse effect on Centrum;

•	Centrum must have delivered to Ennis and Merger Sub all certificates and other deliveries required by Centrum under the merger agreement;

•	Ennis must have received an opinion of its tax counsel that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code;

•	certain consents required by the merger agreement must have been received;

•	Ennis and Merger Sub must have received an opinion of Centrum’s legal counsel regarding certain legal matters involved in the merger;

•	certain of the Centrum stockholders shall have executed and delivered a noncompetition agreement to Ennis and Merger Sub;

•	the shareholders agreement among Centrum and the Centrum stockholders must have been terminated;

•	the Centrum stockholders must have executed and delivered to Ennis a mutual release and waiver;

•	the officers and directors of Centrum and its subsidiaries must have resigned from their positions;

•	to the knowledge of Centrum, there must not have been a material breach of any representation, warranty or covenant by any party under the amended and restated stock purchase agreement dated November 10, 2003 among Centrum, Amin Amdani and Rauf Gajiani;

•	each Centrum stockholder must have executed a standstill agreement; and

•	Centrum must have delivered to Ennis evidence that Centrum consummated the acquisition of the equity interests of certain affiliated Mexican companies.

Conditions to the Obligations of Centrum. The obligations of Centrum to complete the merger are subject to the satisfaction or waiver of certain conditions, including the following:

•	Ennis’ and Merger Sub’s representations and warranties in the merger agreement must be true and correct in all material respects as of the closing date, as if made on and as of the closing date, unless the failure of such representations to be true and correct is not reasonably likely to have a material adverse effect on Ennis;

•	Ennis and Merger Sub must have performed and complied with in all material respects all covenants of Ennis and Merger Sub in the merger agreement and satisfied in all material respects all conditions required of Ennis and Merger Sub by the merger agreement, unless the failure to comply or satisfy a covenant or condition is not reasonably likely to have a material adverse effect on Ennis;

•	Ennis and Merger Sub must have delivered to Centrum all certificates and other deliveries required by Ennis and Merger Sub under the merger agreement;

•	the Centrum stockholders must have received an opinion from their tax counsel in the form attached to the merger agreement;

•	the Centrum stockholders must have received an opinion of Ennis’ legal counsel regarding certain legal matters involved in the merger;

•	Ennis and Merger Sub must have executed and delivered to the Centrum stockholders a mutual release and waiver;

•	Ennis and Merger Sub must have executed and delivered to the Centrum stockholders a noncompetition agreement; and

•	Ennis must have delivered evidence to Centrum that Ennis amended the Rights Agreement dated November 4, 1998 between Ennis and Harris Trust and Savings Bank, as rights agent, in order to permit the merger and other transactions contemplated by the merger agreement without causing any issuance of any preferred stock of Ennis.

No Solicitation of Takeover Proposals

Ennis and Centrum have each agreed not to (and in the case of Ennis, subject to the fiduciary duties of Ennis’ board of directors):

•	encourage, initiate, solicit or take any other action designed to or which could be reasonably expected to facilitate an acquisition proposal, as defined below, or the making, submission or announcement of an acquisition proposal;

•	participate or engage in any discussions or negotiations regarding, or furnish nonpublic information to any person with respect to, an acquisition proposal or to facilitate any inquiries that may lead to an acquisition proposal;

•	engage in discussions with any person with respect to an acquisition proposal;

•	approve, endorse or recommend any acquisition proposal; or

•	enter into a letter of intent or similar document with respect to an acquisition proposal.

An “acquisition proposal” of a person means any inquiry or proposal regarding any merger, recapitalization, sale of substantial assets, sale or exchange of shares of capital stock of the person or a subsidiary of the person.

Termination

Termination by Agreement. Ennis, Merger Sub and Centrum may agree to terminate the merger agreement at any time before the merger is completed.

Termination by Either Party. Either Ennis or Centrum may terminate the merger agreement if:

•	the merger is not completed on or prior to November 30, 2004, except that this termination right is not available to a party whose failure to perform under the merger agreement results in the failure to complete the merger by that date;

•	after Ennis has called, given notice of, duly convened and held a meeting of Ennis’ shareholders, the vote the Ennis’ shareholders is insufficient to approve the merger agreement and the transactions contemplated by the merger agreement; or

•	any governmental authority has issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the merger and the order, decree or ruling or other action has become final and nonappealable.

Termination by Ennis. Ennis may terminate the merger agreement if:

•	Centrum breaches in any material respect any of its representations, warranties, or covenants under the merger agreement, and the breach constitutes a material adverse effect to Centrum and the breach is not reasonably cured prior to November 30, 2004;

•	Centrum discloses to Ennis that any information contained in the representations and warranties and related disclosures is incomplete or is no longer correct as of any date after the date of the merger agreement until the closing date, and Ennis does not consent to an update of Centrum’s disclosure schedules to the merger agreement; or

•	In Ennis’ sole discretion, if Ennis receives a supplement from Amin Amdani and Rauf Gajiani pursuant to the first amendment agreement that the representations and warranties of Amin Amdani and Rauf Gajiani under the amended and restated stock purchase agreement dated November 10, 2003 among Centrum, Amin Amdani and Rauf Gajiani are incorrect in any material respect.

Termination by Centrum. Centrum may terminate the merger agreement if:

•	Ennis or Merger Sub breaches in any material respect any of its representations, warranties, or covenants under the merger agreement, and the breach constitutes a material adverse effect to Ennis and the breach is not reasonably cured prior to November 30, 2004; or

•	Ennis or Merger Sub discloses to Centrum that any information contained in the representations and warranties and related disclosures is incomplete or is no longer correct as of any date after the date of the merger agreement until the closing date, and Centrum does not consent to an update of Ennis’ and Merger Sub’s disclosure schedules to the merger agreement.

Effect of Termination and Abandonment. In the event that the merger agreement is terminated, the merger agreement would become null and void, with the exception of certain provisions that survive termination. However, any termination of the merger agreement would not relieve any party from liability for any breach of the merger agreement prior to termination. No party would be liable for any breach occurring prior to termination unless the breach is the basis of the other party’s termination of the merger agreement. In any event, any liability would not exceed the lesser of the actual damages incurred as a result of the breach and $5 million, except for a willful breach by a party of a material covenant in the merger agreement that results in a failure to consummate the merger. If the merger agreement is terminated, neither Ennis nor Centrum will solicit or hire any officer or key management employee of the other.

Expenses

Each of Ennis and Centrum will bear all expenses it incurs in connection with the merger.

Conduct of Business Pending the Merger

Prohibition on Certain Actions. Ennis, Merger Sub and Centrum are subject to various restrictions on their conduct and operations until the merger is completed. In the merger agreement, Ennis, Merger Sub and Centrum each agreed that, prior to the earlier of the effective time of the merger or the termination of the merger agreement, it would operate its business in the ordinary course, and it would not, except in the ordinary course of business:

•	amend or propose to amend its organizational documents;

•	authorize for issuance, issue, grant, sell, pledge or dispose of any shares of its capital stock, other equity securities or securities convertible into capital stock;

•	split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or distribution in respect of its capital stock, or redeem purchase or otherwise acquire shares of its capital stock or other of its securities except as permitted by the merger agreement;

•	create, incur, assume, forgive or make any changes to the terms or collateral of any debt for borrowed money, assume or guarantee the obligations of another person, make capital expenditures, loans or investments in another person, acquire the stock or assets of another person, incur a material liability, or sell or mortgage any assets or properties;

•	engage in any transaction with any of its directors, officers, employees or affiliates, or increase the compensation of its employees or officers or amend or terminate any employment, consulting or collective bargaining agreement or benefit or incentive plan other than as required by agreements in place on the date the merger agreement was executed;

•	commence or settle any litigation (in the case of Ennis in excess of $1 million) or make any tax election or any material change to its tax or accounting policies;

•	knowingly commit or omit to do any act which causes a breach of a covenant in the merger agreement or is intended to cause a representation or warranty in the merger agreement to be untrue in any material respect;

•	fail to maintain its books, accounts and records in the usual manner;

•	enter into any new line of business;

•	enter into a contract or lease pursuant to which it becomes obligated to pay or incur more than $1 million per year, other than purchases of inventory in the ordinary course of business; or

•	authorize or commit to do any of the foregoing actions.

In addition, Ennis and Centrum agreed to comply in all material respects with all applicable laws and permits.

Notification of Certain Events. Each of Ennis and Centrum agreed to notify the other party of:

•	receipt of written notice from any third party alleging that the third party’s consent is required in connection with the merger;

•	receipt of any material written notice from any governmental authority in connection with the merger (including from the New York Stock Exchange with respect to Ennis); or

•	the commencement or written threat of a proceeding against it which, if pending at the execution of the merger agreement, would have been required to be disclosed.

In addition, Centrum agreed to notify Ennis of the occurrence of an event that would be reasonably likely to have a material adverse effect on Centrum or would be reasonably likely to cause or constitute a material breach of Centrum’s representations, warranties or covenants in the merger agreement. As it is used in the merger agreement, “material adverse effect” with respect to Centrum means any state of facts, event, change or effect that has had or is reasonably likely to have a material adverse effect on the business, operations, prospects or financial condition of Centrum, or would reasonably be expected to have a material adverse effect on the legality, binding nature or enforceability of the merger agreement or prevent or substantially delay the consummation of the merger. However, any state of facts, events, changes and the effects thereof will be disregarded if they are general business or economic conditions, conditions generally affecting Centrum’s industry, the taking of any action contemplated by the merger agreement, or the announcement or pendency of the transactions contemplated by the merger agreement.

In addition, Ennis agreed to notify Centrum of the occurrence of an event with respect to Ennis that triggers any public reporting requirements of a material adverse effect on the business, operations, prospects or financial condition of Ennis.

Other Covenants

Efforts to Complete Merger. Ennis and Centrum have agreed to use their commercially reasonable efforts to take all actions and cause all things to be done to make the merger effective.

Tax Matters. Ennis and Centrum have agreed to cooperate in filing tax returns that are due after the closing date for tax periods that include the closing date and that Ennis shall be responsible for filing these returns. Centrum has also agreed to restrictions limiting its right to file amended returns for tax periods ending before the closing date. Ennis has agreed that any tax refund it receives for tax periods ending before the closing date shall (except to the extent the taxes were paid by Ennis) be paid over to Centrum’s stockholders.

Indemnification and Insurance. For a period of six years after the effective time of the merger, Ennis and Merger Sub have agreed that the indemnification and exculpation provisions of Merger Sub’s organizational documents will be no less favorable to directors, officers and employees of Merger Sub than the pre-merger organizational documents of Centrum were to directors, officers and employees of Centrum. Ennis and Merger Sub have agreed to use commercially reasonable efforts to maintain Centrum’s pre-merger directors’ and officer’s liability insurance policy for four years after the effective time of the merger, subject to certain limitations.

Ennis Shareholder Approval. Ennis agreed to hold a shareholder meeting for the purpose of approving the merger. In connection with the shareholder meeting, Ennis agreed that its board of directors would recommend approval of the issuance of Ennis common stock in the merger to Ennis’ shareholders and take all reasonable and lawful action to solicit the shareholders’ approval, subject to the fiduciary duties of Ennis’ board of directors as advised by outside counsel.

Release of Guarantees. Ennis agreed to cause certain guarantees provided to Centrum to be released or otherwise replace the guarantors, and Ennis agreed to indemnify the former guarantors against any liabilities arising from the guarantees.

Payment of Shareholder Tax Distribution. Ennis has agreed to distribute to Centrum’s stockholders an amount representing the income taxes payable by the Centrum stockholders on Centrum’s taxable income for the period from January 1, 2004 to the closing date of the merger.

Certain Other Covenants. The merger agreement contains certain other mutual covenants of Ennis and Centrum. The most significant are to:

•	provide the other party and its accountants and legal counsel access to its facilities, books and records;

•	refrain from issuing any press release or other announcement or communication with respect to the merger or discuss the merger with the press unless required by law (including, with respect to Ennis, by the New York Stock Exchange), except with prior consultation with the other party;

•	disclose to the other party any information contained in the representations and warranties and related disclosures that is incomplete or is no longer correct as of any date after the date of the merger agreement prior to the closing date, provided that any update will not modify the representations and warranties unless the other party consents to the update, and provided further that the other party may terminate the merger agreement if it does not consent to an update; and

•	keep all information provided by the other party strictly confidential, except as required by law, governmental rules or regulations, a securities exchange or consented to by the other party.

Amendment

The merger agreement may be amended at any time by a written agreement between Ennis and Centrum.

Representations and Warranties by Centrum

The merger agreement contains representations and warranties of Centrum to Ennis and Merger Sub, which are subject to disclosure schedules and to certain materiality thresholds and knowledge qualifiers. The representations and warranties made by Centrum are solely with respect to the period commencing on November 10, 2003, the date on which Centrum acquired the stock of A and G, with certain limited exceptions. With certain limited exceptions, the representations and warranties of Centrum in the merger agreement do not cover inaccuracies or other breaches of the representations and warranties for events prior to November 10, 2003.

As described in the summary of the first amendment agreement below, however, Merger Sub will be recognized by Amin Amdani and Rauf Gajiani as the successor to Centrum’s rights under an amended and restated stock purchase agreement whereby Centrum purchased the shares of A and G from Amin Amdani and Rauf Gajiani. These rights include Centrum’s right to indemnification thereunder as restated in the first amendment agreement, and subject to the limitations contained in the first amendment agreement.

The representations and warranties of Centrum under the merger agreement include, without limitation, those as to:

•	due incorporation and good standing;

•	authority and absence of conflicts;

•	capitalization;

•	financial statements;

•	title to properties, absence of encumbrances and sufficiency of assets;

•	accounts receivable;

•	inventory;

•	absence of undisclosed liabilities;

•	taxes;

•	absence of material adverse changes;

•	employee benefits;

•	compliance with laws and legal proceedings;

•	contracts;

•	insurance;

•	environmental matters;

•	employment and labor relations;

•	intellectual property;

•	absence of certain relationships with related persons;

•	absence of brokerage fees or commissions;

•	absence of off-balance sheet arrangements;

•	internal accounting controls;

•	absence of transactions with affiliates and employees;

•	claims under the A and G amended and restated stock purchase agreement; and

•	intention of Centrum stockholders with respect to Ennis stock and absence of short sales by Centrum stockholders.

The representations and warranties of Centrum in the merger agreement are lengthy and detailed and not easily summarized. You are urged to read carefully Article 2 of the merger agreement entitled “Representations and Warranties of the Company.”

Pursuant to the terms of the Centrum indemnity agreement described below under the heading “Other Agreements—Centrum Indemnity Agreement,” all of the representations and warranties of Centrum in the merger agreement will survive for two years after completion of the merger.

Representations and Warranties by Ennis

The merger agreement contains representations and warranties of Ennis and Merger Sub to Centrum, subject to disclosure schedules and to certain materiality thresholds and knowledge qualifiers. With certain limited exceptions, these representations and warranties are limited to matters that have occurred since January 1, 2003. These include representations and warranties as to:

•	due incorporation and good standing;

•	capitalization;

•	authority and no conflicts;

•	governmental approvals;

•	securities filings;

•	vote required to approve merger, no Ennis ownership of Centrum stock, and inapplicability of state takeover statutes;

•	financial statements;

•	absence of material adverse changes;

•	compliance with laws;

•	sufficient financing to perform Ennis’ obligations under the merger agreement;

•	title to properties, absence of encumbrances and sufficiency of assets;

•	accounts receivable;

•	inventory;

•	taxes;

•	employee benefits;

•	contracts;

•	insurance;

•	employment and labor relations;

•	intellectual property;

•	illegal payments;

•	absence of off-balance sheet arrangements; and

•	absence of transactions with affiliates and employees.

The representations and warranties of Ennis and Merger Sub in the merger agreement are lengthy and detailed and not easily summarized. You are urged to read carefully Article 3 of the merger agreement entitled “Representations and Warranties of Purchaser.”

Pursuant to the terms of the Ennis indemnity agreement described below under the heading “Other Agreements—Ennis Indemnity Agreement,” all of the representations and warranties of Ennis and Merger Sub in the merger agreement will survive for two years after completion of the merger.

Conversion of Centrum Common Stock

Cancellation of Centrum Shares. After the effective time of the merger, the shares of Centrum capital stock will be cancelled and the Centrum stockholders will cease to have any rights with respect to the shares except the right to receive Ennis common stock or cash in the merger.

Interest in Merger Sub. After the effective time of the merger, and without any action on the part of Centrum, Ennis or Merger Sub, all equity interests of Merger Sub will become all of the outstanding equity interests of the surviving entity, resulting in Merger Sub remaining a wholly owned subsidiary of Ennis.

Fractional Shares. Ennis will not issue any fractional shares of Ennis common stock pursuant to the merger. Instead, each holder of shares of Centrum common stock exchanged pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of Ennis common stock will be entitled to receive cash for that fractional share in an amount equal to the fractional amount of Ennis common stock multiplied by $15.63, which was the average trading price of Ennis over the 30 trading days immediately preceding the execution of the merger agreement.

Surrender of Shares of Centrum Capital Stock, Stock Transfer Books. All shares of Centrum capital stock will be automatically cancelled and retired as a result of the merger, and after the merger each certificate representing Centrum capital stock will represent the right to receive Ennis common stock or cash in lieu of any fractional shares pursuant to the merger. At the effective time of the merger, Centrum’s stock transfer books will be closed and no transfers may be made.

Treasury Shares. Any shares of Centrum capital stock held by Centrum in treasury will be automatically cancelled and retired at the effective time of the merger, without any right to receive Ennis common stock.

No Dividends or Distributions. No dividends declared will be paid to a Centrum stockholder entitled to receive Ennis common stock until the Centrum stockholder surrenders the certificate representing the Centrum capital stock.

Missing Certificates. If any holder of Centrum capital stock is unable to deliver the certificate representing the Centrum capital stock, then Ennis is obligated to deliver the Ennis common stock only upon the Centrum stockholder’s submission of evidence of ownership of the Centrum capital stock and loss or destruction of the certificate, and security or indemnity reasonably required by Ennis in relation to the lost or destroyed certificate.

OTHER AGREEMENTS

The following is a summary of the material provisions of the first amendment agreement, the Centrum indemnity agreement, the Ennis indemnity agreement, and the anticipated material terms of the registration rights agreement, the stock pledge and escrow agreement, the non-competition agreement and the standstill agreement. The following is not a complete description of all provisions of these agreements and you are encouraged to read these agreements in their entirety. You may request a copy of any of the agreements that have been entered into as of the date of this proxy statement/prospectus from Ennis in the manner described under the heading “Additional Information.” In addition, these agreements have been filed with the SEC as exhibits to this proxy statement/prospectus, so you may also obtain them from the SEC’s website at www.sec.gov. This summary is qualified in its entirety by reference to the full text of these agreements.

First Amendment Agreement

Background—A and G Stock Purchase Agreement. Centrum owns all of the outstanding stock of A and G. Centrum acquired the A and G stock from Amin Amdani and Rauf Gajiani, hereafter referred to as the “A and G principals,” on November 10, 2003 pursuant to the amended and restated stock purchase agreement. In the A and G stock purchase agreement, the A and G principals provided representations, warranties and indemnification to Centrum with respect to A and G, subject to limitations in amount and time.

Condition to Effectiveness of First Amendment Agreement. The effectiveness of the first amendment agreement is conditioned upon the closing of the merger. If the merger is not consummated by December 31, 2004, the first amendment agreement will automatically become null and void.

Prepayment of Promissory Notes. As partial consideration for the stock of A and G, the A and G principals received promissory notes from Centrum in the aggregate principal amount of $53 million. Ennis has agreed in the merger agreement to prepay the promissory notes in the amount of $43 million plus interest at the closing of the merger in accordance with the first amendment agreement.

Description of Amended and Restated Promissory Notes. Ennis will also deliver to each A and G principal an amended and restated promissory note in the principal amount of $5 million, for an aggregate of $10 million, which are sometimes referred as the amended and restated promissory notes. The amended and restated promissory notes will have the following terms:

•	the principal will bear interest at a rate of 4% per annum, to be paid to the A and G principals and not subject to offset for indemnification claims;

•	the notes will be required to be paid in two equal annual installments, subject to offsets against principal for indemnification; and

•	the balance of the notes will be reduced by any draws on the letters of credit securing the notes, as described below.

Merger Sub as Successor to Indemnification Rights. Because Centrum has owned A and G since November 10, 2003, Centrum only provided representations, warranties and indemnification in the merger agreement and the Centrum indemnity agreement for the period from November 10, 2003 through the effective time of the merger. However, in exchange for the prepayment of the promissory notes, the A and G principals have agreed to recognize Merger Sub as the successor to the rights and obligations of Centrum under the A and G stock purchase agreement at the effective time of the merger, including its rights to indemnification, pursuant to the first amendment agreement. The first amendment agreement was executed by Ennis, Merger Sub, the A and G principals (and the wife of Mr. Amdani who has an interest in one or more promissory notes), and Centrum contemporaneously with the merger agreement.

Escrow of Amended and Restated Notes and Letters of Credit. The A and G principals will assign their interest in the amended and restated notes to an escrow agent to be held to fund claims by Ennis and Merger Sub under the A and G stock purchase agreement. The amended and restated promissory notes will be supported by letters of credit. Ennis and Merger Sub will deliver to the escrow agent letters of credit totaling the amount of the principal of the amended and restated notes and with the following terms:

•	a term of at least 30 days past the second anniversary of the closing of the merger;

•	permit a draft to be made upon presentation of a sight draft certificate, signed by the escrow agent and the payee, stating that an amount is due and unpaid under an amended and restated note and is not subject to setoff, and no claim has been made, for indemnification under the first amendment agreement; and

•	the amount would be reduced by any payment on the amended and restated notes and any setoff against the amended and restated notes or any claim for indemnification pursuant to the first amendment agreement.

Bringdown by A and G Principals. The A and G principals agreed in the first amendment agreement to provide Ennis and Merger Sub with a supplement to the A and G principals’ disclosure schedules to the A and G stock purchase agreement disclosing all matters required to make the A and G principals’ representations and warranties in the A and G stock purchase agreement true and correct in all material respects as of the closing date of the merger. The right of Ennis and Merger Sub to indemnification for any matters disclosed in the supplement will be waived if Ennis and Merger Sub consummate the merger, except with respect to the Bureau of Immigration and Customs Enforcement investigation of U.S. work authorizations of certain Centrum workers and the Department of Labor’s investigation of compliance with the H-1B provisions of the Immigration and Nationalization Act in connection with A and G’s hiring of certain foreign nationals (see “Information

Concerning Centrum—Centrum’s Business—Legal Proceedings”) and the IRS investigation of Centrum’s and A and G’s possible failure to file certain Currency Transaction Reports, and Mexican social security tax liability due as of November 11, 2003 in excess of reserves. Therefore, the only remedy available to Ennis and Merger Sub with respect to those breaches of the A and G stock purchase agreement is to terminate the merger agreement and not close the merger.

Indemnification by A and G Principals. The indemnification provisions of the A and G stock purchase agreement are amended and restated in the first amendment agreement, on the material terms and conditions described below. The indemnities provided under the A and G stock purchase agreement pursuant to the first amendment agreement are broader than the indemnities provided by the indemnifying Centrum stockholders under the Centrum indemnity agreement. Under the first amendment agreement, the A and G principals jointly and severally agree to indemnify and hold harmless Ennis, Merger Sub and Centrum and their respective directors, officers, employees, agents, consultants advisors and other representatives (collectively, “purchaser indemnitees”) in certain circumstances. Under the first amendment agreement, the purchaser indemnitees will be indemnified against losses and damages arising out of or in connection with inaccuracies or breaches of any of the A and G principals’ representations, warranties, covenants and agreements contained in the A and G stock purchase agreement, as amended by the first amendment agreement, and for certain other matters.

Indemnification by Ennis, Merger Sub and Centrum. Under the first amendment agreement, Ennis, Merger Sub and Centrum agreed to indemnify and hold the A and G principals harmless from any breach or alleged breach of a representation, warranty or covenant of Centrum made in the A and G stock purchase agreement, as amended by the first amendment agreement.

Limitations on Indemnification by A and G Principals. The obligation of the A and G principals to provide indemnification to Ennis, Merger Sub and Centrum under the first amendment agreement is subject to the following limitations:

•	Time for Claims. The A and G principals are not liable for any indemnification unless a claim is made prior to the second anniversary of the effective time of the merger.

•	No Personal Liability. No A and G principal has any personal liability for indemnification except for that caused by the A and G principal’s fraud.

•	Recourse Limited to $10 Million Promissory Notes. Except for damages resulting from fraud, the only recourse available to Ennis, Merger Sub and Centrum is to recover against the principal of the amended and restated notes (excluding interest), the aggregate balances of which are $10 million.

•	Basket. The A and G principals are not liable for any indemnification claim unless the total damages exceed $500,000, and then only to the extent damages exceed $500,000.

•	Fraud Exception. The limitations on the amount of liability, including the basket but not including the limitation on timing of claims, will not apply for breaches attributable to fraud by the A and G principals, for which the A and G principals are jointly and severally liable.

•	Application of Insurance. If a claim for indemnification represents a financial loss incurred by Ennis, Merger Sub or Centrum as to which recovery can be made from insurance policies (including title insurance), then Ennis, Merger Sub and Centrum must use commercially reasonable efforts to recover on the claim under such insurance policies, and the A and G principals are only liable for indemnification for damages in excess of the amounts paid under the insurance policies.

•	Application of Reserves. If a claim for indemnification represents a financial loss incurred by Ennis, Merger Sub or Centrum as to which a reserve has been specifically established by Centrum prior to the closing of the merger, then Ennis, Merger Sub and Centrum must cause the reserve to be applied to the damages incurred before having a claim for indemnification against the A and G principals.

•

Waiver of Breaches Known at Merger Closing. If Ennis or Merger Sub discovers prior to the effective date of the merger that any representation or warranty of the A and G principals in the A and G stock purchase agreement is inaccurate or incorrect, then the consummation of the merger will constitute a waiver of all claims for those breaches of representations and warranties, except with respect to the Bureau of Immigration and Customs Enforcement investigation of U.S. work authorizations of certain Centrum workers and the Department of Labor’s investigation of compliance with the H-1B provisions of the Immigration and Nationalization Act in connection with A and G’s hiring of certain foreign nationals (see “Information Concerning Centrum—Centrum’s Business—Legal Proceedings”) and the IRS investigation of Centrum’s and A and G’s possible failure to file certain Currency Transaction Reports, and Mexican social security tax liability due as of November 11, 2003 in excess of reserves. The A and G principals are required to notify Ennis and Merger Sub prior to the closing of the merger of any such breaches. Therefore, the only remedy available to Ennis and Merger Sub with respect to those breaches of the A and G stock purchase agreement is to terminate the merger agreement and not close the merger.

Limitations on Indemnification by Ennis, Merger Sub and Centrum. The obligation of Ennis, Merger Sub and Centrum to provide indemnification to the A and G principals under the first amendment agreement is subject to the following limitations:

•	Basket. Ennis, Merger Sub and Centrum are not liable for any indemnification claim unless the total damages exceed $500,000, and then only to the extent damages exceed $500,000.

•	$1 Million Cap. The maximum collective liability of Ennis, Merger Sub and Centrum is limited to $1 million. The $1 million limitation does not apply to any claim arising out of the amended and restated notes, any breach of a representation or warranty by Ennis, Merger Sub or Centrum attributable to fraud, or any intentional breach of a covenant by Ennis, Merger Sub or Centrum.

•	Time for Claims. Ennis, Merger Sub and Centrum are not liable for any indemnification unless a claim is made by the A and G principals prior to the second anniversary of the effective time of the merger.

Setoff Against Amended and Restated Notes. Any indemnification owed by the A and G principals, except in the case of claims based on fraud, must be setoff against the principal balance of amended and restated notes. On the first anniversary of the effective time of the merger, the escrow agent holding the amended and restated notes will pay to the A and G principals any amounts paid on the amended and restated notes in excess of the claims made against the amended and restated notes in the first year after the effective time of the merger. Similarly, on the second anniversary of the effective time of the merger, the escrow agent holding the amended and restated notes will pay to the A and G principals any amounts paid on the amended and restated notes in excess of the claims made against the amended and restated notes in the first two years after the effective time of the merger. The claims will be valued at the settlement amount if settled or at the amount claimed if not settled. If the A and G principals disagree with the valuation of claims at the end of the second year for purposes of retaining amounts in escrow, they may submit the matter to arbitration.

Centrum Indemnity Agreement

Background. Contemporaneously with the signing of the merger agreement, Ennis entered into a stock purchase agreement whereby it agreed to purchase all of the outstanding stock of Crabar/GBF from Crabar/GBF’s stockholders (substantially the same persons that are the stockholders of Centrum). The stock purchase closed and Ennis became the owner of 100% of the outstanding stock of Crabar/GBF on June 30, 2004. Also at the time of signing the merger and stock purchase agreements, Ennis and the Centrum stockholders agreed to enter into a registration rights agreement at the closing under which Ennis will be obligated to register the Ennis common stock issued in the merger as more fully described below. Finally, Ennis, Merger Sub and certain principal Centrum/Crabar/GBF stockholders, sometimes referred to in this section as the indemnifying stockholders, also entered into an indemnity agreement, referred to as the Centrum indemnity agreement.

Indemnification Rights of Ennis and Merger Sub. The Centrum indemnity agreement provides the terms under which Ennis and Merger Sub may seek indemnification from the indemnifying stockholders for certain breaches of the merger agreement, Crabar/GBF stock purchase agreement and registration rights agreement. Under the Centrum indemnity agreement, the indemnifying stockholders jointly and severally agreed to indemnify Ennis and Merger Sub and their respective directors, officers, employees, agents, consultants, other representatives, controlling persons and affiliates, as the case may be, collectively referred to in this section as the purchaser indemnitees. The purchaser indemnitees will be entitled to indemnification for any losses or damages arising from or suffered in connection with (i) any breach of a representation, warranty, covenant or obligation of Centrum in the merger agreement, (ii) any breach of a representation, warranty, covenant or obligation of the Crabar/GBF stockholders or Crabar/GBF in the Crabar/GBF stock purchase agreement, or (iii) any amounts required to be paid by the Centrum stockholders pursuant to the indemnification provisions of the registration rights agreement.

Escrow Fund. Ennis and Merger Sub are restricted to obtaining indemnification from an escrow fund that is to be funded in the following manner:

•	If the merger is consummated, then the indemnifying stockholders will deposit 319,897 shares of Ennis common stock that would otherwise be issued to the Centrum Stockholders as consideration for the merger into the escrow fund. If the market price of the shares to be placed in escrow is assumed to be equal to the average trading price of Ennis common stock for the thirty trading days immediately preceding the signing of the merger agreement, then the shares would have an aggregate value of $5 million.

•	If the merger agreement is terminated because (i) the Ennis shareholders fail to approve the merger at the shareholder meeting convened for such purpose, (ii) a governmental authority has taken an action which prohibits the merger from taking place, or (iii) Ennis has materially breached a representation, warranty or covenant in the merger agreement and has failed to cure the breach within 10 days of being notified of it, then, under the stock purchase agreement, Ennis will be obligated to pay the Crabar/GBF stockholders an additional $2 million for their shares of Crabar/GBF stock. This additional $2 million will be placed in the escrow fund, in lieu of the estimated $5 million worth of stock discussed above, in order to secure the indemnity obligations of the indemnifying stockholders related to the stock purchase agreement.

If the merger does not occur for any reason other than those described in the above paragraph, then the escrow fund will not be funded and the purchaser indemnitees will not be entitled to indemnification and will have no recourse for breaches of the representations, warranties, covenants or obligations of the Crabar/GBF stockholders or Crabar/GBF in the Crabar/GBF stock purchase agreement, except to the extent that such breaches are attributable to the fraud of an indemnifying stockholder.

Limitations on Indemnification. The obligations of the indemnifying stockholders to provide indemnification to Ennis, Merger Sub and the other purchaser indemnitees under the Centrum indemnity agreement is subject to the following limitations:

•	Time for Claims. The indemnifying stockholders will not be liable for any indemnification unless a claim is made prior to the second anniversary of the effective date of the Merger. Also, subject to certain exceptions the representations and warranties of Centrum under the merger Agreement are limited to the period beginning on November 10, 2003, and therefore the indemnification available to the purchaser indemnities under the Centrum indemnity agreement is limited to breaches relating to that period.

•	No Personal Liability. No indemnifying stockholder has any personal liability for indemnification except to the extent that the damages or losses for which indemnification are sought arose from or were related to certain breaches or an alleged breaches that are attributable fraud.

•	Recourse Limited to Escrow Fund. Except for certain damages attributable to fraud, the only recourse available to Ennis, Merger Sub and the other purchaser indemnities for indemnification is to recover against the assets in the escrow fund.

•	Minimum Claim Amount. The indemnifying stockholders are not liable for any indemnification claim unless the damages exceed $50,000 or the combined value of all claims that are individually less than $50,000 is equal to or in excess of $250,000 in the aggregate, in which case the minimum claim amount will not apply. In addition, claims for breaches of the representations and warranties made in either the merger agreement or the Crabar/GBF stock purchase agreement relating to accounts receivable and inventory may not be made until the minimum amounts for such claims has been exceeded, as set forth in those agreements.

•	Additional Amount Limitations. The aggregate damages that may be recovered for claims made during the first year following the date on which assets are deposited in the escrow fund, referred to in this section as the deposit date, is limited to the amount that can be recovered from the assets held in the escrow fund. The aggregate damages that may be recovered for claims made during the second year following the deposit date is limited to the lesser of (i) $2.5 million worth of stock as valued on the first anniversary of the deposit date, in the event that the escrow is funded with stock, or $1 million in the event that the escrow is funded in cash, and (ii) the value of the assets contained in escrow fund on the first anniversary of the deposit date that has not been applied to claims made in the first year following the deposit date. As stated above and assuming that the merger occurs, the escrow fund will be Ennis’ sole source of indemnification for breaches of the merger agreement, the Crabar/GBF stock purchase and registration rights agreement. Therefore, to the extent that Ennis (or any other purchaser indemnitee) files claims for indemnification under the merger agreement, Crabar/GBF stock purchase agreement or registration rights agreement, the pool of escrowed shares of Ennis common stock available for satisfaction of indemnification claims under all of these agreements will be reduced.

•	Fraud Exception. The limitations on amount of liability, but not those relating to timing of claims, will not apply to claims based on certain breaches attributable to fraud.

•	Application of Insurance. If a claim for indemnification represents a financial loss as to which recovery can be made from insurance policies (including title insurance), then the purchaser indemnitees must use commercially reasonable efforts to recover on the claim under the insurance policies, and the indemnifying stockholders are only liable for indemnification for damages in excess of the amounts paid under the insurance policies.

•	Application of Reserves. If a claim for indemnification represents a financial loss as to which a reserve has been specifically established by Centrum or Crabar/GBF in their respective financial records prior to the date of the Centrum indemnity agreement, then the claimant must cause Centrum, Merger Sub or Crabar/GBF to apply the reserve to the damages incurred before having a claim for indemnification against the indemnifying stockholders.

•	Waiver of Breaches Known at Merger Closing. If Ennis, Merger Sub or any other purchaser indemnitee discovers, prior to the closing of the merger or the closing of the stock purchase, that any representation or warranty contained in the merger or stock purchase agreement, respectively, is inaccurate or incorrect, then the consummation of the merger or the stock purchase will constitute a waiver of all claims for breach of such representations and warranties, except for damages resulting from the failure of Centrum to be taxed as a Subchapter S corporation.

Release of Escrow Fund Assets. If on the first anniversary of the deposit date, the value of the remaining escrowed assets minus the stated amount of claims made but not settled in the first year, less the amount by which any claims settled in the first year exceeds the amount permitted to be recovered in the second year following the deposit date, then the escrow agent holding the escrowed assets will transfer escrowed assets having a value equal to such excess to the indemnifying stockholders. Similarly, if on the second anniversary of the deposit date, the value of the remaining escrowed assets exceeds the value of the claims made (but not yet settled) or settled in the preceding two years, then the escrow agent will transfer escrowed assets having a value equal to such excess to the indemnifying stockholders. If the indemnifying stockholders disagree with the valuation of pending claims at the end of the second year for purposes of retaining assets in escrow, they may submit the matter to arbitration for resolution.

Ennis Indemnity Agreement

Background. Contemporaneously with the signing of the merger agreement, Crabar/GBF stock purchase agreement, and Centrum indemnity agreement, Ennis and Merger Sub entered into an indemnity agreement with certain Centrum/Crabar/GBF stockholders (the same persons that are the indemnifying stockholders under the Centrum indemnity agreement), referred to as the Ennis indemnity agreement.

Indemnification Rights of Ennis and Merger Sub. The Ennis indemnity agreement provides the terms under which certain Centrum/Crabar/GBF stockholders and their representatives may seek indemnification from Ennis for certain breaches of the merger agreement and Crabar/GBF stock purchase agreement. Under the Ennis indemnity agreement, Ennis agreed to indemnify certain Centrum/Crabar/GBF stockholders and their respective directors, officers, employees, agents, consultants, other representatives, as the case may be, collectively referred to in this section as the stockholder indemnitees. The stockholder indemnitees will be entitled to indemnification for any losses or damages arising from or suffered in connection with (i) any breach of a representation, warranty, covenant or obligation of Ennis or Merger Sub in the merger agreement, or (ii) any breach of a representation, warranty, covenant or obligation of Ennis in the Crabar/GBF stock purchase agreement.

Limitations on Indemnification. The obligation of Ennis to provide indemnification to the stockholder indemnities under the Ennis indemnity agreement is subject to the following limitations:

•	Time for Claims. Ennis will not be liable for any indemnification unless a claim is made prior to the second anniversary of the effective date of the merger.

•	Minimum Claim Amount. Ennis is not liable for any indemnification claim unless the damages exceed $50,000 or the combined value of all claims that are individually less than $50,000 is equal to or in excess of $250,000 in the aggregate, in which case the minimum claim amount will not apply. In addition, claims for breaches of the representations and warranties made in the merger agreement relating to accounts receivable and inventory may not be made until the minimum amounts for such claims has been exceeded, as set forth in the merger agreement.

•	Aggregate Amount Limitations. The aggregate damages that may be recovered for claims made is limited to $5 million. The aggregate damages that may be recovered for claims made during the second year following the closing date of the merger is limited to the lesser of (i) $2.5 million and (ii) $5 million minus the indemnification claims paid by Ennis in the first year. Therefore, the aggregate damages that may be recovered for breaches of both the merger agreement and Crabar/GBF stock purchase agreement, except in the case of fraud, is limited to $5 million.

•	Fraud Exception. The limitations on amount of liability, but not that relating to timing of claims, will not apply to claims based on breaches attributable to fraud by Ennis or Merger Sub.

•	Application of Insurance. If a claim for indemnification represents a financial loss as to which recovery can be made from insurance policies held by the stockholder indemnitees, then the stockholder indemnitees must use commercially reasonable efforts to recover on the claim under the insurance policies, and Ennis is only liable for indemnification for damages in excess of the amounts paid under the insurance policies.

•	Waiver of Breaches Known at Merger Closing. If any stockholder indemnitee discovers, prior to the closing of the merger or the closing of the Crabar/GBF stock purchase, that any representation or warranty contained in the merger agreement or Crabar/GBF stock purchase agreement, respectively, is inaccurate or incorrect, then the consummation of the merger or the Crabar/GBF stock purchase will constitute a waiver of all claims for breach of such representations and warranties.

Registration Rights Agreement

General. At the closing of the merger, Ennis and the Centrum stockholders will enter into a registration rights agreement with respect to the shares of Ennis issued in the merger. The registration rights agreement will require Ennis, within 15 days after completion of the merger, to file a registration statement on Form S-3 with the SEC to register the resale of the Ennis common stock issued in the merger. Ennis will not be obligated to effect an underwritten registration. Additional terms of the registration rights agreement will include:

•	Suspension Right. Ennis will be able to require all Centrum stockholders to suspend open market offers and sales of Ennis stock received in the merger if there is material undisclosed information or events regarding Ennis, but not more than three times during any twelve month period.

•	Piggyback Registration. The Centrum stockholders will be entitled to one “piggyback” registration, subject to cutback by the underwriter but with priority to all other shareholders having registration rights.

•	Holdback in Underwritten Offerings. If Ennis conducts an underwritten offering in which the Ennis shares issued in the merger are not included, the Centrum Stockholders will agree not to sell shares privately or in the public market for 120 days after the effective date of the registration statement.

•	Expenses of Registration. All expenses associated with the preparation and filing of the registration statement will be borne by Ennis, except underwriting discounts, selling commissions and legal expenses of the Centrum stockholders.

Indemnification. The registration rights agreement will also provide that, in the event that any shares of Ennis common stock issued in the merger are included in a registration statement pursuant to the registration rights agreement:

By Ennis. Ennis will indemnify the Centrum stockholders against any liabilities to which they become subject under applicable securities laws, excluding those resulting from information provided by the Centrum stockholders. The indemnity is subject to the same limitations contained in the Ennis indemnity agreement relating to Centrum, Crabar/GBF or the Centrum stockholders, including the $5 million cap.

By Holders. The Centrum stockholders will indemnify Ennis against any liabilities to which Ennis may become subject under any applicable securities laws, if such liabilities arise out of information furnished to Ennis in writing by a Centrum stockholder relating to Crabar/GBF, Centrum or the Centrum stockholders to Ennis expressly for use in the registration statement. The indemnity is subject to the same limitations contained in the Centrum indemnity agreement, including the $5 million cap.

Stock Pledge and Escrow Agreement

Upon the closing of the merger, Ennis will enter into a stock pledge and escrow agreement with the Centrum stockholders, and J.P. Morgan Trust Company, NA., as escrow agent. Under the terms of the merger agreement and the expected terms of the stock pledge and escrow agreement, 319,897 of the shares of Ennis common stock otherwise issuable to the Centrum stockholders at the closing of the merger will be placed in escrow as security for potential indemnity claims by Ennis under the merger agreement, the indemnity agreements and the registration rights agreement.

Non-Competition Agreement

At the closing of the merger, Roger Brown, Laurence Ashkin, John McLinden and Arthur Slaven, Centrum’s principal stockholders, will enter into a non-competition agreement with Ennis pursuant to which those stockholders will agree that they will not compete with Ennis or any of its subsidiaries for a period of two years in any state in the United States where Ennis or any of its subsidiaries (including Centrum and its subsidiaries) conducts business as of the date of the non-competition agreement. More specifically, these former Centrum stockholders will not be permitted during the two-year period to own or participate in or solicit business for any competing business of Ennis or Centrum. These former Centrum stockholders will also be prohibited from providing services, whether as an employee, consultant or otherwise, to any business competing with Ennis or Centrum. In exchange for these covenants, Ennis will pay $100,000 to each such principal stockholder and $400,000 in the aggregate. Under the merger agreement, the total amount of the non-competition compensation is deducted from the valuation of Centrum in the formula used to calculate the number of shares to be received by Centrum stockholders in the merger.

Standstill Agreement

At the closing of the merger, Ennis and the Centrum stockholders will enter into a standstill agreement that will limit the actions that the Centrum stockholders will be permitted to take following the merger and the issuance of Ennis common stock in the merger. For a three year period after the closing of the merger, the Centrum stockholders will agree not to (a) acquire additional shares of Ennis common stock, except for stock options granted to a non-executive director of Ennis pursuant to a stock option plan adopted by Ennis or Ennis common stock issued upon exercise of the options, and except that a Centrum stockholder may acquire shares of Ennis common stock up to the number of shares issued to the Centrum stockholder in the merger to replace any shares that have been sold by them, (b) enter into a voting trust or similar agreement with respect to the voting of their shares of Ennis common stock, (c) solicit proxies or become a participant in a solicitation, (d) act in concert with any other person for the purposes of acquiring, holding, voting or disposing of shares of Ennis common stock, (e) initiate, propose or solicit a shareholder proposal, or (f) take any action to acquire or affect control of Ennis or to encourage or assist any other person to do so.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT OF CENTRUM PRIOR TO THE MERGER

The following table sets forth information with respect to the beneficial ownership of Centrum common stock as of August 17, 2004 for:

•	each person or entity known by Centrum to own beneficially more than 5% of Centrum’s outstanding common stock;

•	each of Centrum’s executive officers and directors; and

•	all of Centrum’s executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Name and Address of Beneficial Owner (1)	Number of Shares of Class A Common Stock Owned	Number of Shares of Class B Common Stock Owned	Percentage of Shares of Class A Common Stock Owned	Percentage of Shares of Class B Common Stock Owned
Roger Brown	1	99	25%	25%

Laurence Ashkin (2)	1	99	25%	25%

John McLinden (3)	1	99	25%	25%

Arthur Slaven (4)	1	99	25%	25%

Barbara S. McLinden (5)	—	99	—	25%

Jane Slaven (6)	—	99	—	25%

Laurence Ashkin, as Trustee of Nancy Smith Trust	—	24.75	—	6.25%

Laurence Ashkin, as Trustee of Evan Ashkin Trust	—	24.75	—	6.25%

Laurence Ashkin, as Trustee of Gary Ashkin Trust	—	24.75	—	6.25%

Arthur Slaven, as Trustee of Michael Slaven Trust	—	24.75	—	6.25%

Arthur Slaven, as Trustee of Peter Slaven Grantor Trust	—	24.75	—	6.25%

All directors and executive officers as a group (4 persons) (2)(3)(4)(5)(6)	4	396	100%	100%

(2)	The address of all owners is c/o Centrum Acquisition, Inc., 1501 E. Cerritos Ave., Anaheim, California 92805.
(2)	Includes 24.75 shares of Class B common stock owned of record by each of: (i) Laurence Ashkin, as Trustee of Nancy Smith Trust, (ii) Laurence Ashkin, as Trustee of Evan Ashkin Trust, and (iii) Laurence Ashkin, as Trustee of Gary Ashkin Trust.
(2)	Includes 50 shares of Class B common stock owned of record by Barbara S. McLinden, Mr. McLinden’s wife.
(2)	Includes 24.75 shares of Class B common stock owned of record by each of: (i) Jane Slaven, Mr. Slaven’s wife, (ii) Arthur Slaven, as Trustee of Michael Slaven Trust, and (iii) Arthur Slaven, as Trustee of Peter Slaven Grantor Trust.
(2)	Includes 49 shares of Class B common stock owned of record by John McLinden, Ms. McLinden’s husband.
(2)	Includes 24.75 shares of Class B common stock owned of record by each of: (i) Arthur Slaven, Ms. Slaven’s husband, (ii) Arthur Slaven, as Trustee of Michael Slaven Trust, and (iii) Arthur Slaven, as Trustee of Peter Slaven Grantor Trust.

MANAGEMENT OF CENTRUM PRIOR TO THE MERGER

The following is a list of Centrum’s executive officers and directors as of August 17, 2004:

Name	Age	Position
Roger Brown	34	President and Director
Laurence Ashkin	76	Vice President, Secretary and Director
John McLinden	49	Vice President, Assistant Secretary and Director
Arthur Slaven	51	Vice President and Director

MANAGEMENT OF ENNIS AFTER THE MERGER

The directors and officers of Ennis after the merger will be the same as the current officers and directors of Ennis, except that one representative of the former Centrum stockholders will be recommended to Ennis’ nominating and corporate governance committee for nomination to the Ennis board of directors as the representative of the Centrum stockholders provided for under the merger agreement. See “The Merger Agreement—Directorship of Ennis” on page 42.

INTERESTS OF CENTRUM DIRECTORS IN THE MERGER

General

Directors of Centrum (who are all significant stockholders of Centrum as well) have interests in the merger that may be different from, or in addition to, the interests of the stockholders of Centrum generally. These interests relate to or arise from, among other things:

•	non-competition payments to the directors of Centrum;

•	the continued indemnification of Centrum directors and officers for actions taken prior to the merger;

•	the extension of Centrum’s existing director and officer insurance policy for a period of four years to cover actions taken prior to the merger; and

•	an employment agreement between Ennis and Roger Brown.

Non-Competition Payments

Pursuant to a non-competition agreement to be entered into at closing between Ennis and each director of Centrum, each director of Centrum will be paid $100,000 during the first two years after the closing of the Merger in exchange for his agreement to refrain for certain activities that might be competitive with or harmful to Ennis. For a more complete description of the non-competition agreement, see “Other Agreements—Non-competition Agreement” on page 57.

Indemnification and Insurance

Pursuant to the merger agreement, the indemnification and exculpation provisions contained in the organizational documents of the surviving entity are required to be at least as favorable to individuals who immediately prior to the closing date were directors, officers, agents or employees of Centrum or its subsidiaries as those contained in the organizational documents of Centrum or its subsidiaries, respectively, and such provisions may not be amended, repealed or otherwise modified for a period of six (6) years after the closing date in any manner that would adversely affect the rights thereunder of any of such individuals. In addition, pursuant to the merger agreement, Ennis is required to use its commercially reasonable efforts to obtain and maintain in effect for four years from the effective time, Centrum’s current directors’ and officers’ liability insurance covering those persons who were covered by Centrum’s directors’ and officers’ liability insurance policy immediately prior to the closing date; provided, that Ennis is not to expend in any year an amount in excess of 300% of the annual premiums currently paid by Centrum for such insurance.

Roger Brown Employment Agreement

At the closing of the merger, Ennis will enter into an employment agreement with Roger Brown pursuant to which Mr. Brown will serve as President and CEO of Alstyle Apparel LLC, which will be the name of the surviving entity after the merger. The employment agreement will provide for Mr. Brown’s employment for up to 18 months and compensate him at the rate of $300,000 per year.

INFORMATION CONCERNING ENNIS

Ennis’s Business

Ennis was organized under the laws of Texas in 1909. Ennis’ principal executive offices are located at 2441 Presidential Pkwy., Midlothian, Texas. The telephone number for Ennis’ principal executive offices is (972) 775-9801. Ennis and its subsidiaries operate in three business segments. The Forms Solutions Group prints and constructs a broad line of business forms and other printed business products for national distribution primarily through independent dealers. The Promotional Solutions Group is primarily in the business of design, production and distribution of printed and electronic media, presentation products, flexographic printing, advertising specialties and Post-it® Notes. The Financial Solutions Group designs, manufactures and markets printed forms and specializes in internal bank forms, secure and negotiable documents and custom products.

Approximately 97% of the business products manufactured by Ennis are custom and semi-custom, printed or constructed in a wide variety of sizes, colors, number of parts and quantities on an individual job basis depending upon the customers’ specifications. Ennis operates thirty manufacturing locations in twelve states. For the year ended February 29, 2004, the sale of business products represented approximately 88% of consolidated net sales.

While it is not possible, because of the lack of adequate statistical information, to determine Ennis’ share of the total business products market, management believes Ennis is one of the largest producers of business forms in the United States distributing primarily through independent dealers, and that its business forms offering is more diversified than that of most companies in the business forms industry.

For further information about Ennis, see “Where You Can Find More Information” on page 99.

DESCRIPTION OF ENNIS CAPITAL STOCK

The summary of the terms of the Ennis capital stock set forth below is qualified by reference to the terms of the articles of incorporation and bylaws, both as amended, of Ennis.

Authorized Capital Stock

Ennis’ authorized capital stock consists of 40,000,000 shares of common stock, par value $2.50 per share, and 1,000,000 shares of preferred stock, $10.00 par value per share.

Common Stock

As of the record date, there were approximately 16,430,658 shares of Ennis common stock outstanding. Following the merger, Ennis expects there to be approximately 25,234,241 shares of its common stock outstanding, assuming issuance of the maximum of 8,803,583 shares in connection with the merger.

The holders of common stock are entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by resolution of Ennis’ board of directors, subject to any preferential dividend rights which may be granted to holders of any preferred stock authorized and issued by Ennis. In the event of liquidation, each share of common stock is entitled to share pro rata in any distribution of Ennis’ assets after payment or providing for the payment of liabilities and any liquidation preference of any outstanding preferred stock. Each holder of Ennis common stock is entitled to one vote for each share of common stock held of record on the applicable record date on all matters submitted to a vote of stockholders, including the election of directors.

Preferred Stock

Ennis’ board has the authority, without further stockholder approval, to create other series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of the relevant class of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any such series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series.

Stock Exchange Listing

Ennis’ common stock is listed on the New York Stock Exchange under the symbol “EBF.”

Rights Plan

Pursuant to the rights agreement between Ennis and Harris Trust and Savings Bank, as rights agent, dated November 8, 1998, as amended, one preferred share purchase right was issued to and trades with each outstanding share of Ennis common stock. Each right entitles the registered holder to purchase from one-thousandth of a share of Series A Junior Participating Preferred Stock of Ennis at a price of $27.50.

The rights will be exercisable only if a person or group acquires 15% or more of Ennis’ common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock without consent of the board of directors. Each right will entitle shareholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $27.50, subject to adjustment.

If a person or group acquires 15% or more of Ennis’ outstanding common stock without consent of the Board of Directors, each right will entitle its holder (other than such person or members of such group) to purchase, at the right’s then current exercise price, a number of shares of Ennis’ common stock having a market value of twice the exercise price.

If Ennis is acquired in a merger or other business combination transaction after a person or group has acquired 15% or more of Ennis’ outstanding common stock, each right will entitle its holder (other than such person or members of such group) to purchase, at the right’s then current exercise price, a number of shares of the acquiring company’s common stock having a market value of twice the exercise price. Thus, rights holders may purchase shares of the acquiring company’s common stock at a 50% discount.

Following the acquisition by a person or group of beneficial ownership of 15% or more of Ennis’ common stock and prior to an acquisition of 50% or more of the common stock, the board of directors may exchange the rights (other than the rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-thousandth of a share of the new series of junior participating preferred stock) per right.

Prior to the acquisition by a person or group of beneficial ownership of 15% or more of Ennis’ common stock, the rights are redeemable for one cent ($.01) per right at the option of the board of directors.

INFORMATION CONCERNING CENTRUM

Centrum’s Business

Overview

Centrum Acquisition, Inc. was incorporated in 2003 under the laws of the State of Delaware. Centrum’s principal executive offices are located at 1501 E. Cerritos Avenue, Anaheim, California. The telephone number for Centrum’s principal executive offices is (714) 765-0400.

Centrum is a leading vertically integrated manufacturer and distributor of high-quality basic activewear products to the wholesale imprinted activewear market in North America and Europe. Through its subsidiaries, Centrum operates under the trade name Alstyle Apparel and Activewear.

Products

Centrum markets high-quality knit basic activewear (T-shirts, tank tops and fleece) across all market segments. Centrum offers approximately 55 different items comprised of approximately 3,500 stock keep units or SKUs. Approximately 88% of Centrum’s net sales are derived from T-shirts, and 94% are in the domestic United States. Its various branded product lines include the following:

AAA—The AAA line is Centrum’s high-end 6 oz. Product line that is pre-approved by many of its retail customers. Short sleeve and long sleeve products are available from juvenile to adult sizes up to 6X, in a variety of colors. AAA is Centrum’s best selling product line. This product line is also offered under the Murina® brand name in limited quantities and is manufactured exclusively in, and marketed as made in, the USA.

Gaziani®—Gaziani® is a higher-margin, women’s activewear line that is more style-focused than Centrum’s other product lines.

Diamond Star®—Diamond Star® is a softer, high-quality ringspun that commands a higher price point.

Tennessee River®—Tennessee River® is a 5.5-ounce value offering that complements Centrum’s AAA product.

Since 2001, Centrum has focused on developing its branded product lines and placed less emphasis on lower-margin custom specification/private label business. The shift in product offerings has simplified operations due to fewer line changeovers and setup downtime.

Marketing

Centrum utilizes a customer-focused internal sales team comprised of 19 dedicated sales representatives assigned to specific geographic territories in the United States and Canada. Sales representatives are allocated performance objectives for their respective territories and are provided financial incentives for achievement of their target objectives. An independent sales representative is used in Europe. Sales representatives are responsible for developing business with large accounts and spend approximately half their time in the field. Centrum employs a staff of customer service representatives that handle call-in orders from smaller customers. Sales personnel sell directly to Centrum’s customer base, which consists primarily of screen printers, embellishers, retailers, and mass marketers.

Approximately 80% of Centrum’s fiscal 2003 sales were related to direct customer, branded products and the remainder related to private label and re-label programs. Generally, sales to screen printers and mass marketers are driven by the availability of competitive products and price considerations, while sales in the private label business are characterized by slightly higher customer loyalty.

Centrum currently services over 3,000 active customer accounts. No single customer accounted for more than 10% of Centrum’s sales in fiscal year 2003, 2002 or 2001. Centrum’s customer base is diverse, with an average customer order size of approximately 200 dozen (or approximately $4,000) and its top ten customers accounted for no more than 22% of sales in fiscal 2003 and 20% of sales in fiscal 2002.

Centrum’s most popular styles are produced based on forecasts to permit quick shipment and to level production schedules. Some customers place multi-month orders and request shipment at their discretion. Centrum offers same-day shipping and uses third party carriers to ship products to its customers.

Centrum’s sales are seasonal, with sales in the second and third quarters generally being the highest. The general apparel industry is characterized by rapid shifts in fashion, consumer demand and competitive pressures, resulting in both price and demand volatility. However, the imprinted activewear market that Centrum sells to is “event” driven. Blank T-shirts can be thought of as “walking billboards” promoting movies, concerts, sports teams, and “image” brands. Still, the demand for any particular product varies from time to time based largely upon changes in consumer preferences and general economic conditions affecting the apparel industry.

Centrum advertises its products through a variety of print journals and through extensive representation at industry and trade exhibits.

Manufacturing

Centrum utilizes modern, vertically integrated manufacturing operations. Knitting and dyeing and substantially all cutting and sewing processes are performed in-house. This helps Centrum to increase productivity, be responsive to customer needs and achieve production of high-quality products.

At Centrum’s approximately 364,000 square foot leased facility in Anaheim, California, the knitting operation is fully computerized. Yarn is fed into one of approximately 250 circular knitting machines that operate continuously to produce jersey, interlock, and fleece fabrics. Centrum’s dyehouse in the same facility utilizes technologically advanced equipment. Dyes and chemicals are mechanically formulated and mixed to foster color consistency.

Cutting and sewing is performed mainly in four leased and one owned manufacturing facilities aggregating approximately 274,000 square feet and which are located in Hermosillo, Mexico and Ensenada, Mexico. Cutting is a fully automated process utilizing 18 Bierrebi cutting machines to ensure maximum consistency and uniformity. Approximately 90% of Centrum’s sewing needs are fulfilled in-house. Centrum utilizes high-speed automated equipment and modular team techniques to complete and inspect the finished garments. Centrum also utilizes a third party contractor in El Salvador and southern California for certain of its products’ cutting and sewing requirements.

Raw Materials

Cotton yarn is the primary raw material used in Centrum’s manufacturing processes. Cotton accounts for approximately 40% of the manufactured product cost. Centrum acquires its yarn from five major sources that meet stringent quality and on-time delivery requirements. The largest supplier provides over 50% of Centrum’s yarn requirements and has an entire yarn mill dedicated to Centrum’s production. Centrum has been evaluating an investment in its own knitting mill although it has no commitments to do so. The other major raw material components used in Centrum’s manufacturing processes are chemicals used to treat the fabric during the dyeing process. Centrum sole-sources the supply of these chemicals from one supplier. In fiscal 2004 Centrum expects to use over 84 million pounds of cotton yarn. Centrum generally acquires its cotton yarn under short-term purchase orders with its suppliers, and has exposure to swings in cotton market prices. Centrum does not use derivatives, including cotton option contracts, to manage its exposure to movements in cotton market prices. Centrum may use such derivatives or long-term contracts in the future. Centrum believes that it will be competitive with other companies in the United States apparel industry in negotiating the price of cotton purchased for future production use.

Competition

Centrum competes with many branded and private label manufacturers of knit apparel in the United States and Canada, some of which are larger in size and have greater financial resources than Centrum. Centrum competes on the basis of price, quality, service and delivery. Centrum’s strategy is to provide the best value to its customers by delivering a consistent, high-quality product at a competitive price. Centrum’s competitive disadvantage is that its brand name, Alstyle Apparel, is not as well known as the brand names of its largest competitors, such as Gildan, Delta, Hanes and Russell.

Employees

Centrum and its foreign subsidiaries had approximately 3,600 full time employees at June 30, 2004. An estimated 2,500 employees are unionized, of which 2,400 are represented by two unions in Centrum’s Mexican cutting and sewing facilities, and 100 employees are represented by a union in one of Centrum’s distribution centers. Centrum believes that its relations with its employees are good.

Environmental and Regulatory Matters

Centrum is subject to various federal, state and local environmental laws and regulations concerning, among other things, wastewater discharges, air emissions and solid waste disposal. Centrum’s plants generate very small quantities of hazardous waste, which are either recycled or disposed of off-site. Most of its plants are required to possess one or more discharge permits.

Centrum incurs capital expenditures each year that are aimed at achieving compliance with current and future environmental standards. Centrum does not expect that the amount of these expenditures in the future will have a material adverse effect on its operations, financial condition or liquidity. The extent of Centrum’s liability, if any, for past failures to comply with laws, regulations and permits applicable to its operations cannot be determined. There can be no assurance, however, that future changes in federal, state, or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional expenditures.

Properties

As of June 30, 2004, Centrum had 13 principal operating facilities and one administrative/operating facility, which comprise approximately 1.2 million square feet of space. The following table describes the principal facilities and indicates the location, function, approximate size and ownership status of each location. Centrum believes that its facilities are suitable for their present intended purposes and adequate for their present and anticipated level of operations.

Location	Purpose	Facility Size		Ownership
		( square feet)
United States

Anaheim, California	Manufacturing	364,065	(1)	Leased
Anaheim, California	Corporate Offices/Distribution	200,000		Leased
Los Angeles California	Distribution Center	31,600		Leased
Chicago, Illinois	Distribution Center	125,000		Leased
Carrollton, Texas	Distribution Center	26,136		Leased
Atlanta, Georgia	Distribution Center	31,958		Leased
Bensalem, Pennsylvania	Distribution Center	41,948		Leased

Canada

Mississauga, Ontario	Distribution Center	56,000		Leased

Location	Purpose	Facility Size	Ownership
		( square feet)
Mexico

Ensenada, Baja California	Manufacturing	92,657	Owned
Hermosillo, Sonora	Office	400	Leased
Hermosillo, Sonora	Manufacturing	77,145	Leased
Hermosillo Sonora	Manufacturing	18,298	Leased
Ensenada, Baja California	Warehouse	17,340	Leased
Ensenada, Baja California	Manufacturing	53,820	Leased
Hermosillo, Sonora	Manufacturing	31,820	Leased

		1,168,187

(1)	Net of subleased facilities of 150,000 square feet.

Legal Proceedings

In June 2003, the Bureau of Immigration and Customs Enforcement conducted an I-9 investigation of Centrum and notified Centrum of concerns about the validity of U.S. work authorizations of over 600 workers. All of such workers from Mexico who were still employed by Centrum at the time of such notice have been terminated by Centrum, terminated their employment with Centrum voluntarily or were subsequently found to be validly authorized. While the investigation has not been finally concluded, Centrum believes that it is likely that any fines imposed on it in connection with this investigation will not have a material adverse effect on it and that any material liabilities arising from this matter would be subject to the indemnification provisions of the first amendment agreement.

In August 2003, the U.S. Department of Labor notified Centrum that it was conducting an investigation to determine compliance with the H-1B provisions of the Immigration and Nationalization Act in connection with A and G’s hiring of certain foreign nationals. While the investigation has not been finally concluded, Centrum believes that it is likely that any fines imposed on it in connection with this investigation will not have a material adverse effect on it and that any material liabilities arising from this matter would be subject to the indemnification provisions of the first amendment agreement. In addition, it is possible that the Department of Labor could assess a penalty of debarment preventing Centrum from filing new immigration petitions for a one-year period.

In addition, Centrum is involved in litigation incidental to its business from time to time. Centrum is not currently involved in any litigation in which it believes that an adverse outcome would have a material adverse effect on its business, financial condition, results of operations or prospects.

Centrum’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our results of operations and financial condition in conjunction with the financial statements and other financial information included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Centrum’s actual results may be materially different from those anticipated in these forward-looking statements resulting from a variety of factors, including those discussed elsewhere in this proxy statement/prospectus. Neither Ennis nor Centrum undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein. These statements should be considered only after carefully reading this entire proxy statement/prospectus.

Overview

Centrum was formed in October 2003 to acquire all of the outstanding shares of A and G, Inc. (“A and G”), a Subchapter “S” corporation, for approximately $137,300,000 in cash, notes and assumed debt. Centrum operates solely through its wholly owned subsidiary A and G, which does business as Alstyle Apparel and Activewear. Centrum is a leading, vertically integrated manufacturer and marketer of high quality basic activewear headquartered in Anaheim, California. Centrum’s product lines consist of 100% cotton T-shirts, fleece (sweatshirts) and active activewear in a variety of weights, colors and styles. Centrum’s customers are primarily screen printers and large retailers. Centrum markets its products through seven, company-owned distribution centers in the United States and Canada, and through a sales representative in Europe. Its products are primarily manufactured in six facilities, which include a knitting and dyeing facility located in southern California, and five cutting and sewing facilities located in Ensenada and Hermosillo, Mexico. Centrum employs approximately 3,600 individuals in the United States, Canada and Mexico.

Centrum competes with numerous private label and branded knit apparel companies. The industry is characterized by intense competition based upon price, product quality, customer service and order cycle time. Centrum competes on the basis of delivering a reliable, high quality, value product to its customers while meeting its customers’ demand for rapid order fulfillment by utilizing its proprietary information system. This information system, referred to as the Alstyle Enterprise System or “AES,” is an internally-developed SQL-server platform that serves customer order entry and monitoring, manufacturing process control, and inventory management for Centrum’s distribution centers.

On June 25, 2004, Ennis, Inc. (formerly Ennis Business Forms, Inc.), a manufacturer of printed business products headquartered in Midlothian, Texas, and Centrum signed a definitive agreement to merge. Under the terms of the transaction, Centrum stockholders will receive a combination of Ennis shares and cash. The number of shares received by Centrum stockholders will be determined based upon a $242,000,000 enterprise valuation of Centrum less (i) certain Centrum debt outstanding as of the day of merger, (ii) the total amount of cash consideration paid to Centrum stockholders at the closing and (iii) the $400,000 in non-competition payments. The resulting value will be divided by the average trading price of Ennis over the previous 30-day trading period, which was $15.63 per share. Centrum stockholders will also receive between $12.5 million and $20 million in cash, at the election of Ennis, in the merger.

It is anticipated that, for federal income tax purposes, after the merger Centrum’s business activities will be conducted by a C corporation. Accordingly, it is expected that provisions for income taxes will substantially increase as taxes will be provided at statutory state and federal rates.

Results of Operations

The following table sets forth, for the periods indicated, Centrum’s operating results expressed as a percentage of net sales.

	Six months ended June 30,		Year ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	78.8%	75.3%	78.1%	78.1%	82.8%	81.7%	82.6%

Gross profit	21.2%	24.7%	21.9%	21.9%	17.2%	18.3%	17.4%
Selling, general & administrative expenses	13.2%	14.8%	16.2%	14.2%	11.2%	19.5%	12.2%

Income from operations	8.0%	9.9%	5.7%	7.7%	6.0%	7.9%	5.3%
Interest expense	3.9%	2.1%	1.7%	2.5%	3.8%	4.0%	2.5%
Write-down of investments in land	—%	—%	—%	—%	1.6%	—%	—%

Income (loss) before provision for income taxes	4.2%	7.8%	4.0%	5.3%	0.6%	3.8%	2.8%
Provision for income taxes	0.6%	0.1%	0.3%	0.4%	0.3%	0.3%	0.0%

Net income (loss)	3.6%	7.8%	3.7%	4.9%	0.3%	3.5%	2.7%

Six months ended June 30, 2004 compared with six months ended June 30, 2003

Net sales of $120,359,000 for the six months ended June 30, 2004 were up $20,923,000, or 21%, compared to the corresponding period in the prior year. Growth in 2004 sales was the result of the continuing effort to grow the brand business, as well as higher unit sales due to improved business conditions, despite a lower average sales price per dozen, which has been eroding over the past several years. Trends in average sale price are partially correlated to the market price of cotton, which has declined over the past several years.

Gross profit was $25,544,000, or 21.2% of net sales, for the six months ended June 30, 2004, compared to $24,589,000, or 24.7% of net sales in the prior year period. The gross margin decreased compared to the prior year period primarily due to a 34% increase in yarn prices, lower average selling prices, and a higher mix of irregular items that Centrum sold off in connection with its facility consolidation plan.

Selling, general and administrative expenses were $15,891,000, or 13.2% of net sales, for the six months ended June 30, 2004 compared with $14,735,000, or 14.8% of net sales, in the corresponding prior year period, an increase of $1,156,000. $947,000 of this increase was due to amortization of intangible assets resulting from the Centrum acquisition of A and G in November 2003, and $460,000 of the increase was due to consulting costs and expenses associated with certain business process improvement initiatives. These amounts were partially offset by lower compensation expense as a result of facility consolidation and headcount reduction in 2004.

Income from operations for the six months ended June 30, 2004 was $9,653,000, $201,000 lower than the corresponding prior year period. As noted above, this decrease resulted primarily from consulting related expenses.

Interest expense was $4,650,000 for the six months ended June 30, 2004, or $2,585,000 higher than the prior year period, primarily as a result of the $53,000,000 in subordinated debt incurred in connection with the Centrum acquisition.

Provision for income taxes was $712,000 for the six months ended June 30, 2004 compared to $84,000 in the corresponding period in the prior year. The increase of $628,000 was primarily due to an increase in the foreign tax provision of Centrum’s Mexican subsidiaries related to higher taxable income than the prior year period, and an increase in the California franchise tax provision as a result of a $189,000 credit provided in the corresponding period in the prior year.

Net income for the six months ended June 30, 2004 was $4,291,000 compared to net income of $7,705,000 in the prior year period.

Fiscal year ended December 31, 2003 compared with fiscal year ended December 31, 2002

Net sales for the year ended December 31, 2003 were up $1,291,000, or 1%, compared to the prior year. Beginning in 2002, A and G shifted its product strategy by significantly reducing its private label business that offered custom colors and custom specifications and increasing its higher margin, brand-focused offerings—AAA, Murina® and Tennessee River®. Growth in 2003 sales was the result of continuing the effort to grow the brand business, partially offset by a workforce disruption caused by the dismissal of 600 employees that lacked proper INS documentation in the second quarter of 2003.

Gross profit was $43,161,000, or 21.9% of net sales, for the year ended December 31, 2003, compared to $42,878,000, or 21.9% of net sales, in the prior year. The expected gross margin improvement in 2003 from the shift to the higher margin brand strategy was partially offset by $1,200,000 in manufacturing inefficiencies related to the workforce disruption, and an $800,000 increase in workers compensation costs. Centrum expects future gross margin improvements created by this shift, and volume and capacity utilization to be tempered by pressure on selling prices in the future.

Selling, general and administrative expenses were $31,941,000, or 16.2% of net sales, for the year ended December 31, 2003 compared with $27,656,000, or 14.2% of net sales, in the prior year, an increase of $4,285,000. $3,465,000 of this increase was due to higher legal, consulting and professional fees, and the remainder was primarily due to the opening of distribution centers in Los Angeles and Philadelphia, and a cutting facility in Mexico.

Income from operations in 2003 was $4,002,000 lower than the prior year. As noted above, $3,465,000 of this decrease resulted from higher legal and consulting expenses associated with the Centrum acquisition in 2003.

Interest expense was $3,276,000 for the year ended December 31, 2003, or $1,610,000 less than interest expense of $4,886,000 in the prior year. Lower interest expense was the result of a decrease in average borrowings during the course of the year through November 10, 2003, as well as a decline in the LIBOR index from 2002 that reduced interest expense on variable rate debt.

Net income was $7,379,000 for the year ended December 31, 2003 compared to net income of $9,570,000 in the prior year.

Fiscal year ended December 31, 2002 compared with fiscal year ended December 31, 2001

Net sales for the year ended December 31, 2002 declined $13,417,000, or 6%, compared to the prior year. In 2001 most of A and G’s business consisted of producing private label products—custom colors and custom specifications—for major retailers that generated high volume in sales in that year. In 2002 A and G shifted its product strategy away from the low margin, private label business that offered custom colors and custom specifications to higher margin, brand-focused offerings, which accounted for the decline of sales in 2002 compared to the prior year.

Gross profit was $42,878,000, or 21.9% of net sales, for the year ended December 31, 2002, compared to $35,899,000, or 17.2% of net sales, in the prior year. Despite the decline in sales, gross margin improved as a result of instituting manufacturing processes to control fabric costs, and the shift in product mix from private label to higher margin brand offerings.

Selling, general and administrative expenses were $27,656,000, or 14.2% of net sales, for the year ended December 31, 2002 compared with $23,319,000, or 11.2% of net sales, in the prior year, an increase of

$4,337,000 from the prior year. This increase was primarily attributable to an increase in consulting fees of $1,200,000 associated with manufacturing process improvements, $817,000 in bad debt expense from a bankrupt customer, $800,000 in higher facility costs due to the expansion of Centrum’s Chicago distribution center, and higher advertising expenses due to the shift in product strategy.

Income from operations in 2002 was $2,642,000 higher than the prior year as a result of higher gross margin despite lower net sales.

Interest expense was $4,886,000 for the year ended December 31, 2002, or $3,030,000 lower than interest expense of $7,916,000 in the prior year. Interest expense declined in 2002 as a result of the decline in average outstanding borrowings by approximately $7,000,000, lower overall interest rates on variable rate debt due to the decline in LIBOR rates and the refinancing of fixed rate debt into lower rates.

In 2001 Centrum recorded a non-cash charge of $3,301,000 related to the impairment of certain undeveloped land.

Net income was $9,570,000 for the year ended December 31, 2002 compared to net income of $719,000 in the prior year.

Liquidity and Capital Resources

Current Financial Condition

Centrum’s liquidity requirements consist of working capital needs, ongoing capital expenditures, payments of interest and principal on indebtedness, and dividends to stockholders. Centrum’s primary requirements for working capital are directly related to the level of its operations. Working capital primarily consists of accounts receivable and inventories, which fluctuate with the sales of products.

Centrum’s working capital was $66,029,000 as of June 30, 2004, as compared to $55,869,000 as of December 31, 2003. The increase of $10,160,000 in working capital from December 31, 2003 to June 30, 2004 was primarily due to an increase in inventory to meet increased customer orders and anticipated sales demand, increase in factored and accounts receivable due to higher sales, and increase in other receivables related to costs incurred on behalf of the former A and G stockholders that will be setoff against the subordinated seller notes upon repayment as provided for in Centrum’s agreement to acquire A and G. At June 30, 2004, Centrum’s cash balance was $2,865,000, as compared to $1,656,000 at December 31, 2003.

Cash Flows

At June 30, 2004, Centrum’s cash and credit available under its current credit facility was $6,766,000 compared to $6,296,000 at December 31, 2003. Cash provided by operating activities was $5,276,000 for the six months ended June 30, 2004 and $21,518,000 during the year ended December 31, 2003.

The primary sources of cash during the six months ended June 30, 2004, were net income of $4,291,000, $5,516,000 in depreciation and amortization expense, and an increase in accounts payable and accrued expenses of $12,530,000, and an increase in accrued interest expense of $1,369,000. The primary uses of cash during the six months ended June 30, 2004 were an increase in accounts, other and factored receivables of $14,119,000, an increase in inventories of $3,824,000, and an increase in prepaid expenses of $488,000. The increases in accounts payable, accrued expenses, accounts and factored receivables, and inventories are a direct result of the sequential growth in Centrum’s sales for the first half of 2004 compared to sales levels in the fourth quarter of 2003, a ramp-up in production to meet forecast sales demand, and increases in the unit cost and volume of cotton yarn purchased. Other receivables increased by $1,921,000 as a result of costs accumulated by Centrum on behalf of the former stockholders of A and G. These costs relate to payments associated with the settlement of the US Dyeing suit for $650,000 and other legal settlements and related professional fees, and certain uncollectible accounts receivable aggregating $525,000 that one of the former A and G stockholders has guaranteed. As provided for in Centrum’s November 10, 2003 agreement to acquire A and G, these amounts will be setoff against the subordinated seller debt as the related notes mature. The increase in accrued interest expense relates to interest accrued on Centrum’s subordinated seller notes that have features that require interest payments annually and at maturity.

The primary sources of cash during the year ended December 31, 2003 were net income of $7,379,000, depreciation and amortization of $10,101,000, and decreases in inventories and accrued expenses of $2,909,000 and $2,542,000, respectively, due to the intentional reduction in manufacturing activities at year end to address seasonal slow-down and improved manufacturing processes to control inventory levels. The primary uses of cash during the year ended December 31, 2003 were an increase of prepaid expenses of $292,000, an increase in deposits of $121,000, and a decrease in accounts payable of $1,843,000 due to reduced production levels in the fourth quarter of 2003.

The primary use of cash from investing activities during the six months ended June 30, 2004 of $2,113,000 related to capital expenditures for plant modernization.

In June 2004, the former A and G stockholders agreed to a $500,000 reduction in the amounts owed to them under a $1,000,000 short term, interest-bearing advance that originated in the November 2003 acquisition of A and G. In connection with this, Centrum recorded a reduction of $500,000 in these stockholder advances and a related reduction to goodwill to reduce the effective purchase consideration. The remainder of these advances will be paid in the third quarter of 2004.

The primary use of cash from investing activities during the year ended December 31, 2003 was $520,000 related to capital expenditures for plant modernization. The primary source of cash from investing activities during the year ended December 31, 2003 was $121,000 of proceeds from the sale of idle plant equipment.

Capital Spending

Centrum’s capital expenditures, including financed capital expenditures, were $3,204,000 and $556,000 during the six months ended June 30, 2004 and the year ended December 31, 2003, respectively. Centrum anticipates ongoing annual “maintenance” capital expenditures of approximately $3,000,000 to $5,000,000 for the next several years. Centrum has no material commitments for capital expenditures; however, it is currently exploring plant expansion alternatives that may require a capital investment of $30,000,000 to $50,000,000 in the next twelve to twenty-four months. Centrum has, in the past, generally funded its capital expenditures from cash from operations, capital leases, equipment financing and funds available under bank credit facilities. Centrum expects to fund future capital expenditures from cash on hand, from operations and from funds available under current or any future bank credit facility.

Outstanding Debt and Other Financing Arrangements

In June 2004, Centrum entered into several amendments to its credit facility to provide it with additional financial flexibility. The amendments increased the size of the amended and restated credit facility from $40,000,000 to $46,000,000 in connection with Centrum’s refinancing of $12,000,000 of the $18,000,000 of subordinated seller debt outstanding, which was scheduled to mature on June 30, 2004 (“the Term B note”), and the increase in the revolving loan limit by $5,000,000. The Term B note is a secured term loan that will bear interest at the greater of 11% per annum or LIBOR plus 4%, and requires amortization of the original principal balance at the rate of 1.25% per quarter with remaining, unpaid principal due June 2008. The Term B note provides for a prepayment fee of 3% and 2% if prepaid prior to the first and second anniversary, respectively, but no prepayment fee will apply if prepaid prior to January 15, 2005. In addition, an exit fee of 3.5% will be paid on the outstanding Term B principal (as defined) upon maturity or if repaid earlier, but no exit fee will be due if a change of control (as defined) occurs prior to January 15, 2005. The remaining $6,000,000 of the subordinated seller debt was refinanced with the note holders on June 30, 2004 into a new note that bears substantially the same terms as the Term B note.

Concurrent with closing of the amended and restated credit facility, on June 30, 2004, $12,000,000 was advanced against the credit facility and distributed to the stockholders of Centrum. Under the terms of the credit facility, $12,000,000 of the outstanding indebtedness is secured on a dollar-for-dollar basis by cash or cash equivalents pledged by the Centrum stockholders in favor of the lender. On September 7, 2004, the stockholders of Centrum applied the cash equivalent to repay all of this amount.

The credit facility expires in June 2008, is collateralized by substantially all of Centrum’s assets and bears interest at rates ranging from 300 to 400 basis points over the LIBOR rate as defined in the agreement. At June 30, 2004, indebtedness under the bank credit facility included commitments for standby letters of credit aggregating approximately $1,900,000, which are principally related to Centrum’s workers compensation insurance program.

The amount available under the credit facility’s revolving credit line was approximately $3,900,000 as of June 30, 2004. The credit facility contains customary affirmative covenants, negative covenants and conditions of borrowings, all of which were met as of June 30, 2004. A breach of these covenants, or the covenants under Centrum’s current or any future bank credit facility, that continues beyond any grace period can constitute a default, which can limit the ability to borrow and can give rise to a right of the lenders to terminate the applicable facility and/or require immediate repayment of any outstanding debt. Long-term debt at June 30, 2004 consists principally of 11% senior secured notes due June 2008; 8% subordinated notes due January, 2011; 12% subordinated notes due January, 2014; and capital leases and long term debt collateralized by equipment with interest rates ranging from 5% to 9.68%.

Centrum finances substantially all of its account receivables through factoring agreements with three financial institutions. Under these agreements, the factoring institutions will typically purchase the customer account receivable on a non-recourse basis, and fund 80% to 85% of the receivable amount to Centrum at purchase and the remainder upon collection by the factor from the end customer, net of factoring fees and commissions. Centrum’s outstanding factoring advances are presented net of applicable factored receivables in Centrum’s financial statements included in this proxy/prospectus beginning at page F-1, and as such, are not included in “total debt” referred to in “Selected Historical Financial Data of Centrum” and “Centrum’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Factor advances were $24,150,000 at June 30, 2004. Outstanding advances bear interest at the prime rate (as defined) and are collateralized by substantially all of Centrum’s assets. At June 30, 2004, approximately $2,300,000 in factored receivables are recourse (at risk) to Centrum in the event the related customer defaults on its payment to the factor. Such factoring agreements are generally renewable on an annual basis.

In connection with Centrum’s acquisition of A and G in November 2003, the “change in control” and/or “net worth” covenants were violated in certain of Centrum’s capital lease and equipment collateralized debt agreements. Violation of these covenants provides the lender with the right, but not the obligation, to terminate the applicable facility and/or require immediate payment of any outstanding debt. As of June 30, 2004 Centrum is in technical default under capital leases and equipment collateralized loans aggregating approximately $5,600,000, but no notices to terminate the related borrowings have been made. Centrum has been successful in obtaining waivers or refinancing on substantially similar terms $8,200,000 in such related loans and capital leases since December 31, 2003 and anticipates that it will be able to refinance any future demands for payoff through new borrowings.

Centrum’s degree of leverage could adversely limit its ability to obtain additional financing to fund its growth strategy, working capital requirements, capital expenditures, acquisitions, debt service requirements or other general corporate requirements, and Centrum’s exposure to interest rate increases could increase because borrowings under its current bank credit facility are, and borrowings under any future bank credit facility could be, at variable interest rates. Centrum’s substantial indebtedness will require that a significant portion of cash flow be used for debt service, which will limit its ability to use its cash flow for other areas of its business. Centrum’s ability to satisfy its debt service obligations will depend upon, among other things, its future operating performance and its ability to refinance indebtedness when necessary. Centrum’s current amended and restated credit facility contains customary affirmative and negative covenants. A failure to comply with the obligations contained in any current or future agreements governing indebtedness could result in an event of default, which could permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. Centrum is not certain whether it would have, or be able to obtain, sufficient funds to make any such accelerated payments.

Centrum is a Subchapter “S” Corporation (as defined in the Internal Revenue Code), which requires its stockholders to include Centrum’s net income or loss on their individual income tax returns. Centrum can and will pay dividends to its stockholders up to 40% of the allocable taxable net income (as defined) to fund the individual stockholder’s tax liability, subject to available working capital and compliance with its credit facility.

Contractual Obligations

The following charts reflect Centrum’s known contractual obligations and commercial commitments as of December 31, 2003. Commercial commitments include lines of credit, guarantees and other potential cash outflows resulting from a contingent event that requires performance by Centrum or its subsidiaries pursuant to a funding commitment.

	Year Ending December 31,
	2004	2005	2006	2007	2008	Thereafter	Total
Credit facility and notes payable	$24,267,000	$—	$—	$—	$—	$—	$—
Other long-term debt	33,090,000	12,188,000	5,657,000	4,496,000	5,054,000	21,822,000	82,307,000
Operating leases, net (1)	5,706,000	5,371,000	4,877,000	4,677,000	4,349,000	3,733,000	28,713,000
Purchase obligations (2)	4,773,975	2,379,966	2,251,966	562,992	—	—	9,968,899

Total	$67,836,975	$19,938,966	$12,785,966	$9,735,992	$9,403,000	$25,555,000	$120,988,899

Commercial Commitments Letters of Credit	$—	$1,880,000	$—	$—	$—	$—	$—

(1)	Net of sublease income aggregating $5,187,000.
(2)	Purchase obligations are associated with Centrum’s natural gas supply minimum contractual purchase commitments and a consulting contract related to manufacturing process improvement initiatives.

Occasionally Centrum enters into purchase commitments for cotton yarn, production materials, natural gas and other items, which are reflected in the table above. Centrum also enters into unconditional purchase obligations with various vendors and suppliers of goods and services in the normal course of operations. Such obligations are generally outstanding for periods less than one year and are settled by cash payments upon delivery of goods and services and are not reflected in the total unconditional purchase obligations presented in this line item.

As discussed in more detail under the heading “Outstanding Debt and Other Financing Arrangements,” Centrum entered into several amendments to its credit facility in June 2004. The amendments provided for the refinancing of $18,000,000 in subordinated seller debt and increased the revolving credit line by $12,000,000. This will reduce the contractual obligations that come due in 2004 by $17,000,000; increase the amounts that come due in 2005 by $13,000,000; increase amounts that come due by $1,000,000 in each of the years 2006 and 2007; and increase the amounts that come due in 2008 by $14,000,000.

In August 2004, Centrum entered into a purchase commitment with one of its principal yarn suppliers to provide certain quantities of yarn at negotiated prices commencing November 2004 and extending through December 2005. This will increase the minimum purchase obligation by $4,000,000 and $36,000,000 in the years ending 2004 and 2005, respectively. Approximately $12,000,000 is subject to a “look back” option that permits Centrum to reset the negotiated price to a lower amount if the underlying commodity price of cotton falls below certain monthly price thresholds.

Centrum believes that its cash flows, together with cash on hand provide it with the ability to fund its operations, make planned capital expenditures and make scheduled debt service payments for the foreseeable future. However, such cash flows are dependent upon its future operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors, including the conditions of its markets, some of which are beyond its control. If, in the future, Centrum cannot generate sufficient cash from operations to meet its debt service obligations, it will need to refinance such debt obligations, obtain additional financing or sell assets. There can be no assurance that Centrum’s business will generate sufficient cash from operations, or that it will be able to obtain financing from other sources, sufficient to satisfy its debt service or other contractual obligations.

Off-Balance Sheet Arrangements; Lease Arrangements

Centrum finances its use of certain equipment and operating facilities under committed lease arrangements provided by various financial institutions. Since the terms of these arrangements meet the accounting definition of operating lease arrangements, the aggregate sum of future minimum lease payments is not reflected on Centrum’s consolidated balance sheet. At December 31, 2003, future minimum lease payments under these arrangements, net of related sublease income, approximated $28,713,000.

Indemnities, Commitments and Stockholder Guarantees

During the normal course of business, Centrum has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include non-infringement of patents and intellectual property indemnities to customers in connection with the delivery, design, manufacture and sale of products, indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, and indemnities to other parties to certain acquisition agreements. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. Centrum believes that substantially all of its indemnities, commitments and guarantees provide for limitations on the maximum potential future payments it could be obligated to make. However, Centrum is unable to estimate the maximum amount of liability related to its indemnities, commitments and guarantees because such liabilities are contingent upon the occurrence of events, which are not reasonably determinable. Management believes that any liability for these indemnities, commitments and guarantees would not be material to Centrum’s accompanying condensed consolidated financial statements.

Recent Accounting Pronouncements

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” which supersedes SAB 101, “Revenue Recognition in Financial Statements.” The adoption of SAB 104 did not have a material impact on Centrum’s revenue recognition policies, nor its financial position or results of operations.

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” an interpretation of FASB Statements No. 5, 57 and 107, and rescission of FIN No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others.” FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Centrum’s adoption of such interpretation did not have a material impact on its results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The adoption of SFAS No. 149 had no impact on Centrum’s results of operations or Centrum’s financial position. Centrum currently has no derivative instruments and is not currently involved in hedging activities.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Instruments with Characteristics of both Liabilities and Equity,” (“SFAS 150”) which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 for public companies. In October 2003, the FASB deferred implementation of paragraphs 9 and 10 of SFAS 150 regarding parent company treatment of minority interest for certain limited life entities. This deferral is for an indefinite period. The adoption of SFAS 150 did not have a material impact on Centrum’s financial statements.

Critical Accounting Policies

The discussion and analysis of Centrum’s financial condition and results of operations is based upon Centrum’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires Centrum to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Centrum believes that its critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 2 in the Notes to Centrum Acquisition, Inc. Financial Statements.

Revenue Recognition

Sales of products are recorded when the earnings process is complete. This generally occurs when the products are shipped to the customer in accordance with the contract or purchase order, risk of loss and title has passed to the customer, collectibility is reasonably assured and pricing is fixed and determinable. Sales are recorded net of estimated returns, chargebacks and other deductions based on Centrum’s judgment and historical experience.

Accounts Receivable

Centrum performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by its review of their current credit information. Centrum continuously monitor collections and payments from its customers and maintains an allowance for estimated credit losses based upon its historical experience and any specific customer collection issues that Centrum has identified. If the actual uncollected amounts significantly exceed the estimated allowance, Centrum’s operating results would be significantly adversely affected. While such credit losses have historically been within Centrum’s expectations and the provisions established, Centrum cannot guarantee that it will continue to experience the same credit loss rates that it has in the past.

Inventories

Centrum values its inventories at the lower of cost to purchase or manufacture the inventory or the current estimated market value of the inventory. Cost is determined using the standard cost method for Centrum’s manufacturing businesses and the weighted average cost method for Centrum’s distribution businesses. The inventory balance, which includes the cost of raw material, labor and production overhead costs, is recorded net of a reserve for excess, obsolete or unmarketable inventories. Centrum regularly reviews inventory quantities on hand and records a reserve for excess and obsolete inventories for damaged, excess or out of style or otherwise obsolete inventory based primarily on historical usage, historical selling prices and on forecasts of product demand requirements. Centrum’s estimates of future product demand or realizable selling prices may prove to be inaccurate, in which case Centrum may have understated or overstated the provision required for excess and obsolete inventories. In the future, if Centrum’s inventories are determined to be overvalued, Centrum would be required to recognize such costs in its cost of goods sold at the time of such determination. Likewise, if Centrum’s inventories are determined to be undervalued, Centrum may have over-reported its costs of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale.

Long-Lived Assets (including Tangible and Intangible Assets and Goodwill)

The determination of the value of long-lived intangible assets requires management to make estimates and assumptions that affect Centrum’s financial statements. Centrum assesses potential impairment to goodwill and other intangible assets on an annual basis or when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Centrum’s judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance of its acquired businesses, expected changes in the global economy, clothing industry projections, discount rates and other factors. Future events could cause Centrum to conclude that impairment indicators exist and that goodwill or other acquired tangible or intangible assets associated with Centrum’s acquired businesses is impaired. Any resulting impairment loss could have an adverse impact on Centrum’s results of operations.

Recent Developments

Centrum was a defendant to a lawsuit filed by a former vendor for breach of a production contract, which sought damages in excess of $9,000,000. In June 2004, Centrum reached a settlement in this matter by agreeing to pay this vendor $650,000.

In May 2004, Centrum was notified by the Internal Revenue Service that the IRS would perform a Form 8300 compliance review of Centrum. The IRS identified approximately 20 instances of alleged failure to file Currency Transaction Reports. On August 17, 2004, this matter was settled with the IRS for $501,000.

Quantitative and Qualitative Disclosures About Market Risk

Centrum is exposed to a variety of risks, including foreign currency fluctuations, changes in interest rates affecting the cost of its variable-rate debt, and commodity price fluctuations.

Foreign currency fluctuation

Centrum has direct manufacturing operations in Mexico, and third party contract processing in certain South American countries. In addition, Centrum’s Canadian operations sell their products in their functional currency.

Accordingly, Centrum is exposed to transaction gains and losses that could result from changes in foreign currency exchange rates relative to the U.S. dollar. However, substantially all of Centrum’s contracts with third party processors in South America, Asia and the Middle East are denominated in U.S. dollars. The largest foreign currency exposure results from activity in Mexican pesos and Canadian dollars. From time to time, Centrum and its foreign subsidiaries may enter into foreign currency exchange contracts to manage risk on transactions conducted in foreign currencies. At June 30, 2004, Centrum had no outstanding forward currency exchange contracts. Centrum has not entered into any other derivative financial instruments.

Interest Rate Sensitivity

At June 30, 2004, Centrum had approximately $37,800,000 of adjustable rate debt under its credit facility and $24,150,000 of adjustable rate factor advances. If interest rates were to increase by 100 basis points above current rates for the entire year on the average credit facility and factoring advance balances, the impact on Centrum’s financial statements would be to reduce pretax income by approximately $620,000. Centrum does not engage in transactions intended to hedge its exposure to changes in interest rates.

Commodity Risk Sensitivity

Centrum purchases cotton yarn from approximately five established suppliers with whom it has had long term relationships. Centrum is subject to swings in commodity prices for raw cotton, reflected in cotton yarn in purchases on purchase orders that fulfill current production requirements. Centrum has historically not entered into long-term purchase commitments for its cotton yarn nor has it entered into derivative contracts to hedge the volatility in the commodity markets for cotton, but it may do so in the future. As discussed under the heading “Outstanding Debt and Other Financing Commitments,” Centrum entered into a noncancellable fixed price commitment in August 2004 to acquire quantities of cotton yarn that represent approximately 40% of its annual requirements in 2005. Approximately one-third of this commitment contains a “look back” option that allows Centrum to reset the negotiated price to a lower amount if the underlying commodity price of cotton falls below certain monthly price thresholds.

COMPARISON OF STOCKHOLDER RIGHTS

The following is a summary of the material differences between the current rights of Centrum stockholders and the rights of Ennis shareholders. The summary is not a complete statement of the provisions affecting, and the differences between, the current rights of Centrum stockholders and those of Ennis shareholders, and is qualified in its entirety by reference to the Delaware General Corporation Law and the Texas Business Corporation Act, Centrum’s certificate of incorporation and bylaws, and Ennis’ articles of incorporation and bylaws. An indication that some of the differences in the rights are material does not mean that there are not other equally important differences.

Centrum is organized under the laws of the State of Delaware. The rights of Centrum stockholders are currently governed by the Delaware General Corporation Law, which we refer to as the DGCL, and Centrum’s certificate of incorporation and bylaws. Ennis is organized under the laws of the State of Texas. At the effective time of the merger, Centrum stockholders will become Ennis shareholders, and their rights will be governed by the Texas Business Corporation Act, which we refer to as the TBCA, and Ennis’ articles of incorporation and bylaws.

Authorized Capital Stock

Ennis	Centrum

Authorized:

•      40,000,000 shares of common stock, par value $2.50 per share

•      1,000,000 shares of preferred stock, par value $10.00 per share

Outstanding as of August 31, 2004:

•      16,430,713 shares of common stock

•      No shares preferred stock

Ennis’ articles of incorporation provide that the shares of preferred stock may be issued from time to time in one or more series, each such series to have such designation as may be fixed by the board of directors prior to the issuance of any shares thereof. Each such series shall have such preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions providing for the issue of such series of preferred stock. The preferred stock of any series shall or may be (a) entitled to have such voting powers, full or limited, or be without voting powers, (b) subject to redemption at such time or times and at such price or prices, (c) entitled to receive dividends (which may be cumulative or noncumulative) at such rates, on such conditions and at such times, (d) entitled to such rights upon the dissolution of, or upon the distribution of the assets of, Ennis, and (e) made convertible into, or exchangeable for, shares of any other series of the same or any other class or classes of

Authorized:

•      1,000 shares of Class A common stock, par value $1.00 per share

•      19,000 shares of Class B common stock, par value $1.00 per share

Outstanding as of August 31, 2004:

•      Four shares of Class A Common Stock

•      396 shares of Class B Common Stock

The Class A and Class B common stock carry the same rights and privileges, except that the Class A common stock is entitled to one vote per share and the Class B common stock has no voting rights except as otherwise mandated by the DGCL.

Ennis	Centrum

stock of Ennis, at such price or prices or at such rates of exchange and with such adjustments as shall or may be provided, stated, or expressed in the resolution or resolutions adopted by the board of directors of Ennis providing for the issue of such series.

The common stock of Ennis shall be subject to the prior rights of the preferred stock as may be set forth in the resolution or resolutions by the board of directors providing for the issuance of the preferred stock. Except for such voting rights as may be provided for in the resolution or resolutions creating any one or more series of preferred stock, sole voting rights shall be in the common stock.

Size of Board of Directors

Ennis	Centrum

Ennis’ articles of incorporation provide that the number of directors shall never be less than nine (9).

Ennis’ bylaws provide that the board of directors shall consist of nine (9) persons, who need not be resident of the State of Texas or shareholders of Ennis. The directors shall be divided into three (3) classes, designated Class I, Class II and Class III, with successive three (3)-year terms of office. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director.

Centrum’s bylaws provide that the board of directors shall consist of at least one (1) and no more than nine (9) persons. The number of directors may be increased or decreased from time to time within the aforementioned range by vote of the board of directors or the stockholders without amendment to the bylaws. Currently, the number of authorized directors has been fixed at four.

The range of the number of directors may be increased or decreased from time to time by amendment of the bylaws by the affirmative vote of a majority of the directors, though less than a quorum, or, by the affirmative vote of a majority in interest of the stockholders, at the annual meeting or at a special meeting called for that purpose, and by like vote the additional directors may be chosen at such meeting to hold office until the next annual election and until their successors are elected and qualify.

No decrease in the number or range of directors shall have the effect of shortening the term of an incumbent director.

Cumulative Voting

Cumulative voting entitles each shareholder to cast an aggregate number of votes equal to the number of voting shares held, multiplied by the number of directors to be elected. Each shareholder may cast all of his or her votes for one nominee or distribute them among two or more nominees. The candidates receiving the highest number of votes are elected.

Ennis	Centrum

The TBCA provides that cumulative voting shall not be allowed in an election of directors unless the articles of incorporation expressly grant that right, and a shareholder who intends to cumulate his votes as herein authorized shall have given written notice of such intention to the secretary of the corporation on or before the day preceding the election at which such shareholder intends to cumulate his votes. All shareholders entitled to vote cumulatively may cumulate their votes if any shareholder gives the written notice provided for herein.

The TBCA further provides that except as provided by the articles of incorporation, a shareholder of a corporation incorporated before September 1, 2003, has the right to cumulatively vote the number of shares the shareholder owns in the election of directors to the extent permitted by this article of the TBCA. A corporation may limit or deny a shareholder’s right to cumulatively vote any time after September 1, 2003, by amending its articles of incorporation.

Ennis’ articles of incorporation expressly permit cumulative voting and provide that the right to cumulate votes may not be exercised until a shareholder has given written notice of the shareholder’s intention to vote cumulatively to the corporate secretary on or before the day preceding the election. If any shareholder gives such written notice, then all shareholders entitled to vote may cumulate their votes.

Under the DGCL, stockholders do not have the right to cumulate their votes in the election of directors unless such right is granted by the certificate of incorporation.

Centrum’s certificate of incorporation does not permit cumulative voting.

Election of Directors

Ennis	Centrum
Ennis’ articles of incorporation provide that at each annual meeting of the shareholders, the shareholders shall elect a number of directors as nearly as shall be possible equal to one-third of the number of directors then constituting the board of directors. In the event that one director shall be added to the board of directors in any one year, that director shall be elected by the shareholders for a three-year term. In the event that two or more directors are to be added to the board of directors in any given year, then each director shall be elected for a term of one, two or three years, as shall be determined by a majority of the board of directors in	Centrum’s bylaws provide that the holders of shares of outstanding Class A common stock shall elect all directors of the board of directors. Upon the demand of any stockholder, the vote for directors and the vote upon any question before the meeting, shall be by ballot. All elections for directors and other questions shall be decided by majority vote except as otherwise provided by the certificate of incorporation or the laws of the State of Delaware.

Ennis	Centrum

office at the time of the addition of such new directors so that as nearly as practicable one-third of the total number of directors shall be reelected at each succeeding annual meeting of shareholders.

Ennis’ bylaws provide that a director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred stock issued by Ennis, if any, shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorship shall be governed by the terms of the preferred stock provisions of the amendment to the articles of incorporation applicable thereto, and such directors so elected shall not be divided into classes unless expressly provided by such terms.

Filling Vacancies on the Board

Ennis	Centrum
Ennis’ bylaws provide that unless otherwise provided in the articles of incorporation, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify.	Centrum’s bylaws provide that if the office of any director becomes vacant, the remaining directors in office, though less than a quorum by a majority vote, may appoint any qualified person to fill such vacancy, who shall hold office for the unexpired term and until his successor shall be duly chosen.

Removal of Directors

Ennis	Centrum

Ennis’ bylaws provide that a director may be removed, with cause, by the affirmative vote of a majority of the shares of Ennis’ capital stock then entitled to vote at an election of directors.

In the event a person serving on the board of directors is removed (either for cause or without cause), resigns or fails or refuses to act for any reason, then a majority of the remaining members of the board of directors shall elect such person’s successor to serve on the board of directors.

Centrum’s bylaws provide that any director or directors may be removed either for or without cause at any time by the affirmative vote of the holders of a majority of all the shares of stock outstanding and entitled to vote, at a special meeting of the stockholders called for that purpose, and the vacancies thus created may be filled, at the meeting held for the purpose of removal, by the affirmative vote of a majority in interest of the stockholders entitled to vote.

Calling Special Meetings of Stockholders

Ennis	Centrum
Ennis’ bylaws provide that special meetings of the shareholders, for any proper purpose or purposes, unless otherwise prescribed by statute or by the articles of incorporation, may be called at any time by the President and shall be called by the Chairman or the President pursuant to a resolution adopted by a majority of the entire board of directors or at the written request of holders of at least ten percent (10%) of all of the shares of Ennis’ capital stock issued and outstanding and entitled to vote at the proposed special meeting, unless the articles of incorporation provide for a greater number of shares. Such request shall state the purpose or purposes of the proposed meeting. Business transacted at special meetings shall be confined to the purpose or purposes stated in the notice of the meeting.	Centrum’s bylaws provide that special meetings of the stockholders may be called by the President or Secretary or by resolution of the board of directors, and shall be called by the President or Secretary upon the request of a shareholder holding ten percent (10%) or more of Centrum’s outstanding voting shares.

Notice of Meetings

Ennis	Centrum
Ennis’ bylaws provide that written or printed notice stating the place, date and hour of any meeting of shareholders, and in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail or by electronic or telephonic transmission, by or at the direction of the Chairman, the President, a Vice President or the Secretary, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the shareholder at his address as it appears on the stock ledger of Ennis.	Centrum’s bylaws provide that written notice, stating the place, date and time of the meeting, the general nature of the business to be considered, shall be given to each stockholder entitled to vote thereat at his address as it appears on the records of Centrum, not less than ten (10) nor more than sixty (60) days before the date of the meeting. No business other than that stated in the notice shall be transacted at any meeting without the unanimous consent of all the stockholders entitled to vote thereat.

Stockholder Action Without a Meeting

Ennis	Centrum
Ennis’ bylaws provide that any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting, without written notice and without a vote, if consents in writing setting forth the action so taken shall have been signed by the holders of all of the shares of Ennis’ capital stock issued and outstanding and entitled to vote with respect to the action that is the subject of the consent.	Centrum’s bylaws provide that stockholder action that may be taken at any annual or special meeting may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Every written consent shall bear the date of signature of each stockholder who signs the consent. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Notice of Business

Ennis	Centrum
Ennis’ bylaws provide that at any meeting of shareholders, only such business shall be conducted as shall have been brought before the meeting (a) by or at the direction of the board of directors or (b) by any shareholder of Ennis who is a shareholder of record at the time of giving of the notice provided for in this provision. For business to be properly brought before a meeting of shareholders by a shareholder, the shareholder shall have given timely notice thereof in writing to the Secretary of Ennis. To be timely, a shareholder’s notice shall be delivered or mailed and received at the principal executive officers of Ennis not less than sixty (60) days nor more than one hundred twenty (120) days prior to the meeting; provided, however, that in the event that less than one hundred (100) days’ notice or prior public disclosure of the date of the meeting is given or made to shareholder, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Such shareholder’s notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the meeting (a) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and, in the event that such business includes a proposal to amend either the articles of incorporation or bylaws of Ennis, the language of the proposed amendment, (b) the name and address, as they appear on Ennis’ books, of the shareholder proposing such business, (c) the class and number of shares of capital stock of Ennis which are beneficially owned by such shareholder, and (d) any material interest of such shareholder in such business. Notwithstanding anything in Ennis’ bylaws to the contrary, no business shall be conducted at a meeting of the shareholders except in accordance with the procedures set forth in this provision. The Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of Ennis’ bylaws, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions, a shareholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, with respect to the matters set forth in this provision.	Neither Centrum’s bylaws nor its certificate of incorporation contain a similar provision.

Designation of Committees

Ennis	Centrum
Ennis’ bylaws provide that the board of directors shall have an executive committee, an audit committee, a nominating committee, an executive compensation and stock option committee and such other committees as the board of directors, acting by majority vote, may designate, each of which shall consist of three (3) or more directors. The board of directors shall appoint the members of each committee and designate the respective chairmen of each committee. The board of directors shall have the power to remove members of committees, with or without cause.	Centrum’s bylaws provide that the board of directors may, by resolution or by resolutions passed by a majority of the whole board, designate one or more committees, each committee to consist of two or more of the directors of Centrum. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member.

Anti-Takeover Statutes

Ennis	Centrum

Pursuant to the TBCA’s Business Combination Law, Article 13.01 through 13.08 of the TCBA, an “affiliated stockholder” who beneficially owns 20% or more of a corporation’s outstanding voting shares is generally prevented from entering into or engaging in a “business combination,” including mergers, sales and leases of assets, issuances of securities and similar transactions with a corporation or a subsidiary, during the three-year period immediately following the affiliated stockholder’s acquisition of shares unless specific conditions are satisfied. The three-year restriction does not apply if either:

•      before the date a person became an affiliated stockholder, the board of directors of the corporation approved the business combination or acquisition of shares made by the affiliated stockholder on that date; or

•      not less than six (6) months after the date a person became an affiliated stockholder, the business combination is approved by the affirmative vote of at least two-thirds of the corporation’s outstanding voting shares not beneficially owned by the affiliated stockholder or its affiliates or associates.

Section 203 of the DGCL prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15 percent or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless:

•      the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transaction;

•      after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by officers and directors of interested stockholders and (b) shares held by specified employee benefit plans;

•      after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder.

A Delaware corporation may elect not to be governed by Section 203. Centrum has not opted-out of the application of Section 203 of the DGCL.

Stockholder Vote Required for Mergers, Sales of Assets and Other Transactions

Ennis	Centrum

Texas law requires that a merger, a disposition of assets not in the regular course of business or a dissolution of a corporation be approved by the holders of at least two-thirds of the shares entitled to vote thereon, unless the corporation’s articles of incorporation require the vote of a different number of shares which may not be less than a majority of the shares entitled to vote thereon.

Ennis’ articles of incorporation provide that in the event of a proposal for the merger, consolidation, or sale of all or substantially all of the assets of Ennis with or into or to any entity which is controlled by, controlling or under common control with any person or “group” of persons, as the term “group” of persons is defined for the purposes of Section 13 of the Securities Exchange Act of 1934 as amended, and the Rules and Regulations promulgated by the SEC thereunder, which owns or had the power to vote and control, either through record or beneficial ownership of shares of Ennis’ voting securities, in excess of five percent (5%) of the total number of any class of voting securities then outstanding (referred to as a “Related Person” or “Related Group”), the proposal shall first be submitted to the entire board of directors and, if approved by not less than two-thirds of the then members of the board of directors plus one additional director, the proposal shall be submitted to the shareholders of Ennis for the approval of the holders of not less than eighty percent (80%) of the total number of shares of voting securities then outstanding and entitled to vote on the proposal.

In the event of any proposal for the recapitalization of Ennis that would have the effect of increasing the voting power of a Related Person or Related Group or any plan or proposal for the liquidation or dissolution of Ennis proposed by, or on behalf of, a Related Person, Related Group, or any entity, controlled by, under common control with, or controlling the Related Person or Related Group, the proposal shall first be submitted to the board or directors and, if approved by not less than two-thirds of the then members of the board of directors plus one additional director, the proposal shall be submitted to the shareholders of Ennis for the approval of the holders of not less than eighty percent (80%) of the total number of shares of voting securities then outstanding and entitled to vote on the proposal.

The above provisions shall not apply to any transaction approved by two-thirds of the then board of directors

The DGCL requires certain mergers and share exchanges to be approved by the holders of a majority of the outstanding shares entitled to vote thereon. The DGCL similarly requires that a sale of all or substantially all of the assets of a corporation be approved by the holders of a majority of the outstanding shares entitled to vote thereon.

Ennis	Centrum

plus one additional director provided that the terms of such transaction will result in the Related Person or Related Group paying to the holders of all shares of each class and of each series of each class of outstanding voting stock no less than the higher of (i) the highest price per share which such person or group paid to acquire any shares of such class or series pursuant to any tender offer, cash purchase, open market transaction, or privately negotiated sale, not effected on the open market within three years prior to the record date set to determine the stockholders entitled to vote on the proposed transaction, and (ii) the fair market price as defined in Ennis’ articles of incorporation. The consideration to be paid to the holders of shares of any particular class or series shall be in cash or such other form, including debt or equity securities, or part cash and part debt, or part equity securities, so that the aggregate value of such consideration shall be equal to the highest of the above-defined prices per share.

On all other proposals for the merger, consolidation or sale of substantially all of the assets of Ennis, recapitalization, dissolution or liquidation the directors and shareholders votes shall be as required by Part Five of the TBCA.

Transactions with Officers and Directors

Ennis	Centrum

According to the TBCA, an otherwise valid contract or transaction between a corporation and one or more of its directors or officers shall be valid notwithstanding whether the director or officer is present at or participates in the meeting of the board or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if any one of the following is satisfied:

•      The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

•      The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders

Under the DGCL, a contract between a corporation and one or more of its directors or officers may not be voided if: (a) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors and the contract or transaction is approved by a majority of the disinterested directors, even though the disinterested directors may be less than a quorum; (b) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to stockholders entitled to vote thereon and the contract or transaction is approved by the stockholders; or (c) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors which authorizes the contract or transaction.

Ennis	Centrum

entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

•      The contract or transaction is fair as to the corporation as of the time it is authorized, approved, or ratified by the board of directors, a committee thereof, or the stockholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

Dividends

Ennis	Centrum

Under Texas law, a board of directors may authorize a corporation to make distributions to its stockholders out of its surplus, subject to any restriction in its articles of incorporation. Texas law does not permit a distribution if the distribution exceeds the surplus of the corporation or would render the corporation insolvent. Texas law provides that determinations of surplus, may, but are not required to, be based on:

•      financial statements of the corporation that present the financial condition of the corporation in accordance with generally accepted accounting principles;

•      financial statements prepared on the basis of accounting used to file the corporation’s federal income tax return or any other accounting practices and principles that are reasonable in the circumstances;

•      financial information, including without limitation condensed or summary financial statements, that is prepared on a basis consistent with the financial statements referred to above;

•      projections, forecasts, or other forward-looking information relating to the future economic performance, financial condition, or liquidity of the corporation that is reasonable in the circumstances;

•      a fair valuation or information from any other method that is reasonable in the circumstances; or

•      any combination of the foregoing.

Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law or, if there is no surplus, out of net profits for the fiscal year in which the dividend was declared and for the preceding fiscal year. Under Delaware law, however, Centrum cannot pay dividends out of net profits if, after payment of the dividend, its capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Centrum’s certificate of incorporation provides that the holders of each class of common stock are entitled to receive dividends when and if declared by the board of directors; provided, however, that each share of common stock of each class receives dividends at the same rate and on the same date as each share of the other class of common stock.

Ennis	Centrum
Ennis’ bylaws provide that dividends upon the capital stock of Ennis, subject to the provisions of applicable law and of the articles of incorporation, if any, may be declared by the board of directors at any regular or special meeting. Dividends may be declared and paid in cash, in property, or in shares of the capital stock of Ennis, provided that all such declarations and payments of dividends shall be in strict compliance with all applicable law and the articles of incorporation.

Rights Plans

Ennis	Centrum

Pursuant to the rights agreement between Ennis and Harris Trust and Savings Bank, as rights agent, dated November 8, 1998, as amended, one preferred share purchase right was issued to and trades with each outstanding share of Ennis common stock. Each right entitles the registered holder to purchase from one-thousandth of a share of Series A Junior Participating Preferred Stock of Ennis at a price of $27.50.

The rights will be exercisable only if a person or group acquires 15% or more of Ennis’ common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the common stock without consent of the board of directors. Each right will entitle shareholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $27.50, subject to adjustment.

If a person or group acquires 15% or more of Ennis’ outstanding common stock without consent of the Board of Directors, each right will entitle its holder (other than such person or members of such group) to purchase, at the right’s then current exercise price, a number of shares of Ennis’ common stock having a market value of twice the exercise price.

If Ennis is acquired in a merger or other business combination transaction after a person or group has acquired 15% or more of the Ennis’ outstanding common stock, each right will entitle its holder (other than such person or members of such group) to purchase, at the right’s then current exercise price, a number of shares of the acquiring company’s common stock having a market value of twice the exercise price. Thus, rights holders may purchase shares of the acquiring company’s common stock at a 50% discount.

Centrum has not adopted any rights plans.

Ennis	Centrum

Following the acquisition by a person or group of beneficial ownership of 15% or more of Ennis’ common stock and prior to an acquisition of 50% or more of the common stock, the board of directors may exchange the rights (other than the rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-thousandth of a share of the new series of junior participating preferred stock) per right.

Prior to the acquisition by a person or group of beneficial ownership of 15% or more of Ennis’ common stock, the rights are redeemable for one cent ($.01) per right at the option of the board of directors.

Dissenters’ Appraisal Rights

Ennis	Centrum

Generally, under Texas law, a shareholder has the right to dissent from any plan of merger or consolidation or disposition to which the corporation is a party if Texas law requires a shareholder vote and appraisal rights upon compliance with the statutory procedures.

Under Texas law, a shareholder of a corporation does not have the right to dissent or to assert appraisal rights if:

•      the shares held by the shareholder are part of a class or series, shares of which on the record date fixed to determine the stockholders entitled to vote on the plan of merger or plan of exchange are:

•      listed on a national securities exchange;

•      listed on the Nasdaq Stock Market Inc.’s National Market System or designated as a national market system security by the National Association of Securities Dealers, Inc.; or

•      held of record by not less than 2,000 holders;

•      the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the stockholder’s shares any consideration that is different than the consideration to be provided to any other holder of shares that are part of the same class or series, other than cash in lieu of fractional shares; and

The DGCL provides stockholders of a corporation involved in a merger the right to demand and receive payment of the fair value of their stock in certain mergers. However, appraisal rights are not available to holders of shares:

•      listed on a national securities exchange;

•      designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, Inc., or

•      held of record by more than 2,000 stockholders unless holders of stock are required to accept in the merger anything other than any combination of:

•      shares of stock or depository receipts of the surviving corporation in the merger or

•      shares of stock or depository receipts of another corporation that, at the effective date of the merger, will be

•      listed on a national securities exchange;

•      designated as a national market system security on an interdealer quotation system operated by the National Association of Securities Dealers, Inc.; or

•      held of record by more than 2,000 holders;

Ennis	Centrum

•      the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder’s shares any consideration other than:

•      shares that, immediately after the effective time of the merger or exchange, will be part of a class or series, shares of which are:

•      listed, or authorized for listing upon official notice of issuance, on a national securities exchange;

•      approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

•      held of record by not less than 2,000 holders;

•      cash in lieu of fractional shares; or

•      any combination of the above securities and cash.

• cash instead of partial shares of the stock or depository receipts received.

Stockholder Preemptive Rights

Ennis	Centrum

Under the TBCA, shareholders of a corporation incorporated before September 1, 2003 (such as Ennis) have a preemptive right to acquire additional unissued or treasury shares of the corporation, or securities of the corporation convertible into or carrying a right to subscribe to or acquire shares, unless the corporation’s articles of incorporation limit or deny such preemptive rights.

Ennis’ articles of incorporation provide that no holder of any class of capital stock of Ennis shall have a preemptive right to subscribe for or purchase any shares of stock of any class, whether now or thereafter authorized, or any notes, bonds, debentures, warrants, options, rights or evidence of indebtedness, whether or not convertible into or exchangeable for any such security.

Under the DGCL, a stockholder does not have preemptive rights unless the corporation’s certificate of incorporation specifically grants those rights.

Centrum’s certificate of incorporation does not grant preemptive rights.

Stockholder Class Voting Rights

Ennis	Centrum

The TBCA requires separate class voting for approval of a merger plan if the plan contains a provision that if contained in a proposed amendment to the articles of incorporation would require approval by the class under Article 4.03 of the TBCA. Article 4.03 provides that holders vote as a class on a proposed amendment if the amendment would effect an exchange, reclassification or cancellation of all or port of the shares of such class.

Ennis’ bylaws provide that when a quorum is present at any meeting, the vote of the holders of the shares present or represented by proxy at such meeting and representing a majority of the votes entitled to be cast by each class of stock shall decide any question brought before such meeting, unless the vote of a different number is required by statute, the articles of incorporation or the bylaws. The board of directors, in its discretion, may require that any votes cast at such meeting shall be cast by written ballot.

The DGCL requires voting by separate classes of shares only with respect to amendments to a corporation’s certificate of incorporation that adversely affect the holders of those classes or that increase or decrease the aggregate number of authorized shares or the par value of the shares of any of those classes.

Centrum’s bylaws provide that the holders of outstanding shares of Class A common stock shall have the right to vote, one vote per share of Class A common stock owned, in respect of all matters requiring the consent or approval of stockholders of Centrum. The holders of outstanding shares of Class B common stock shall have no voting rights whatsoever except upon such matters as to which stockholders of such class are entitled to vote pursuant to the DGCL, in which case the holders of outstanding shares of Class B common stock shall have the right to vote, one vote per share of Class B common stock owned, in respect of all such matters requiring the consent or approval of Class B common stockholders of Centrum voting as a class; provided, that notwithstanding any provision in the bylaws to the contrary, the number of shares of any class or classes of stock of Centrum now or hereafter in existence may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock.

Form of Certificates

Ennis	Centrum
Ennis’ bylaws provide that Ennis shall deliver certificates representing all shares to which shareholders are entitled. Certificates representing shares of Ennis shall be in such form as shall be determined by the board of directors and shall be numbered consecutively and entered in the books of Ennis as they are issued. Each certificate shall state on the face thereof the holder’s name, the number, class of shares, and the par value of the shares or a statement that the shares are without par value. They shall be signed by the President or a Vice President, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, and may be sealed with the seal of Ennis or a facsimile thereof if Ennis shall then have a seal. If any certificate is countersigned by a transfer agent or registered by a	Centrum’s bylaws provide that a certificate of stock, signed by the Chairman or Vice Chairman of the board of directors, if they be elected, President or Vice-President, and the Treasurer or an Assistant Treasurer, or Secretary or an Assistant Secretary, shall be issued to each stockholder certifying the number of shares owned by him in Centrum. Any of or all the signatures may be facsimiles.

Ennis	Centrum

registrar, either of which is other than Ennis or an employee of Ennis, the signatures of Ennis’ officers may be facsimiles. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature has been placed on such certificate, shall cease to be such officer, transfer agent or registrar, whether because of death, resignation or otherwise, before such certificate has been delivered by Ennis or its agents, such certificate may nevertheless be issued and delivered with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

If Ennis shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions or such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which Ennis shall issue to represent such class or series of stock, provided that, except as otherwise provided by statute, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which Ennis shall issue to represent such class or series of stock, a statement that Ennis will furnish without charge to each shareholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Transfer of Shares

Ennis	Centrum
Ennis’ bylaws provide that shares of stock of Ennis shall be transferable in the manner prescribed by law and in the bylaws. Shares of stock shall be transferable only on the books of Ennis by the holder thereof in person or by his duly authorized attorney and, upon surrender to Ennis or to the transfer agent of Ennis of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of Ennis or the transfer agent of Ennis to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.	Centrum’s bylaws provide that the shares of stock of Centrum shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to Centrum by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the directors may designate, by whom they shall be cancelled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

Indemnification

Ennis	Centrum

Texas law permits a corporation to provide indemnification or advancement of expenses against judgments, penalties, fines, settlements and reasonable expenses actually incurred by a person in connection with a proceeding if it is determined:

•      that the person conducted himself or herself in good faith;

•      in the case of conduct in his or her official capacity, reasonably believed that his or her conduct was in the corporation’s best interest;

•      in all other cases that his or her conduct was not opposed to the corporation’s best interests; and

•      in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Under Texas law, indemnification by the corporation is mandatory if the director is wholly successful on the merits or otherwise, in the defense of the proceeding.

Ennis’ articles of incorporation provide that Ennis may indemnify any person (and the heirs, executors and administrators of such persons) who is, or was, a director, officer or former director, officer, employee or agent of Ennis, or any person who may have served at its request as a director, officer, employee or agent of another corporation, foreign or domestic, or any partnership, proprietorship, trust, association or enterprise, whether a profit or non-profit business in which it owned shares of capital stock or other interest or of which it is a creditor, against expenses actually and necessarily incurred by him in connection with the defense of any claim, action, suit or proceeding. Whether brought by or in the right of Ennis and whether civil, criminal, administrative or investigative in nature, or in connection with any appeal relating thereto, in which he is made a party or threatened to be made a party by reason of being or having been such director, officer, employee or agent except in relation to matters as to which he shall be adjudged in such action suit or proceeding to be liable for negligence or misconduct in the performance of duty, but such indemnification shall not be deemed exclusive of any other rights to which such person may be entitled under any bylaw, agreement, vote of shareholders or otherwise.

The DGCL provides that, subject to certain limitations in the case of “derivative” suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party suit or proceeding on account of being a director, officer, employee or agent of the corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement reasonably incurred by him or her in connection with the action, through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•      acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•      in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for reasonable expenses incurred thereby.

Centrum’s certificate of incorporation indicates that Centrum shall, to the full extent permitted by Section 145 of the DGCL, indemnify all persons whom it may indemnify pursuant thereto.

Centrum’s bylaws provide for the following:

Section 1 provides that Centrum may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Centrum) by reason of the fact that he is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amount paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests

Ennis	Centrum

Ennis’ bylaws provide that Ennis shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, by reason of the fact that he is or was serving as a director or officer of Ennis or serving as such at the request of Ennis as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor, against all reasonable expenses including attorneys’ fees, judgments, fines and other amounts actually and reasonably incurred by him in connection with such action, suit or proceeding; provided, that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Ennis and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and further provided that there shall be no indemnification in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person’s official capacity or is found liable to Ennis, unless and only to the extent that a court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Indemnification, in such instance, will be limited to reasonable expenses actually incurred by the person in connection with the proceeding and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duties to Ennis. The termination of any action, suit or proceeding by settlement or its equivalent not amounting to a judgment thereof shall not, of itself, create a presumption that the person did not act in good faith and in a manner in which he reasonably believed to be in or not opposed to the best interests of Ennis, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Any indemnification under these provisions shall be made by Ennis only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct of good faith set forth above. Such determination shall be made (a) by the of Centrum, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 2 provides that Centrum may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Centrum to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of Centrum, or is or was serving at the request of Centrum as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Centrum, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Centrum unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 3 provides that to the extent that a director, officer, employee or agent of Centrum has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Section 4 provides that any indemnification under Sections 1 and 2 (unless ordered by a court) shall be made by Centrum only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2. Such determination shall be made (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

Ennis	Centrum

board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, (b) if such a quorum cannot be obtained, then by a majority vote of all directors, which committee shall consist of two (2) or more directors who at the time of the vote are not named parties in the proceeding, (c) by independent legal counsel in a written opinion, which counsel shall be selected by the board of directors or a committee of the board of directors as set forth in subclauses (a) or (b) above or, if such quorum cannot be obtained or such committee cannot be established, by a majority vote of all directors, or (d) by the shareholders in a vote that excludes the shares held by directors who are named parties in the proceeding. If the determination of permissible indemnification is made by independent legal counsel, then reasonableness of expenses must be determined by the board of directors or a committee of the board of directors as set out in this provision, or, if such quorum cannot be obtained or such committee cannot be established, by a majority vote of all directors.

Reasonable expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by Ennis in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of a written undertaking by or on behalf of the director, officer, employee or agent that he believes in good faith that he has met the standard of conduct necessary for indemnification and agrees to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by Ennis as authorized by these provisions.

The indemnification provided for in these provisions shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of shareholders or otherwise.

In addition to the power of indemnification set forth above, the board of directors is authorized, on behalf of Ennis, to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Ennis, or is or was serving at the request of Ennis as a director, officer, employee or agent of another corporation, employee benefit plan, partnership, joint venture, trust or other domestic or foreign enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such; and where such insurance has been purchased and maintained by Ennis but the liability

Section 5 provides that expenses (including attorneys’ fees) incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding may be paid by Centrum in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Centrum as authorized by these provisions. Such expenses (including attorneys’ fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

Section 6 provides that the indemnification and advancement of expenses provided by law, or granted pursuant to, these provisions shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Section 8 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, these provisions shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Ennis	Centrum

incurred exceeds the applicable limits of coverage thereof, Ennis may reimburse such persons the difference between the liability incurred and the insurance proceeds received; provided, that the indemnification provisions above have been complied with.

Ennis may indemnify and advance expenses to persons who are not officers, employees or agents of Ennis, but who are or were serving at the request of Ennis as a director, officer, partner, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation or other entity to the same extent that it may indemnify and advance expenses to directors under these provisions.

Limitations of Directors’ Liability

Ennis	Centrum

Texas law does not permit any limitation of liability of a director for:

•      breaching the duty of loyalty to the corporation or its stockholders;

•      an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of law;

•      a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office; or

•      an act or omission for which the liability of a director is expressly provided by an applicable statute.

Ennis’ bylaws provide that directors and members of any committee designated by the board of directors shall, in the performance of their duties, be fully protected in relying in good faith upon the books of accounts or reports made to Ennis by any of its officers, or by an independent certified public accountant, or by an appraiser selected with reasonable care by the board of directors or by any such committee, or in relying in good faith upon other records of Ennis.

Centrum’s certificate of incorporation provides that no director shall be personally liable to Centrum or its stockholders for monetary damages for breach of fiduciary duty by such director as a director; provided, however, that the aforementioned shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to Centrum or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derives an improper personal benefit.

Amendment of Articles of Incorporation or Certificate of Incorporation

Ennis	Centrum

Under Texas law, a corporation’s board of directors and shareholders may amend the corporation’s articles of incorporation if:

•      the board of directors sets forth the proposed amendment in a resolution and directs that it be submitted to a vote at a meeting of shareholders; and

•      the holders of a majority of the outstanding shares entitled to vote thereon approve it by affirmative vote.

The provisions set forth in Article Eight of Ennis’ articles of incorporation may not be repealed or amended in any respect without the affirmative vote of the holders of shares of capital stock of Ennis having not less than eighty percent (80%) of the voting power of all classes of voting securities then outstanding.

Centrum’s certificate of incorporation provides that Centrum reserves the right to amend, alter, change or repeal any provision contained in the certificate of incorporation in the manner then or thereinafter prescribed by law, and all rights and powers conferred therein on stockholders, directors and officers are subject to this reserved power.

The DGCL provides that a company may amend its certificate of incorporation if the amendment is approved by the company’s board of directors and the holders of a majority of the shares of each class of the company’s stock that are entitled to vote on the amendment.

Amendment of Bylaws

Ennis	Centrum

Ennis’ articles of incorporation provide that the board of directors is expressly authorized and empowered to make, alter, amend or repeal the bylaws or to adopt new bylaws.

Ennis’ bylaws provide that they may be amended, altered or repealed by the shareholders or the board of directors, if any such proposed amendment, alteration or repeal is contained in the notice of any such meeting of shareholders or the board of directors.

Centrum’s certificate of incorporation provides that the board of directors has the power without the assent or vote of the stockholders to make, alter, amend, change, add to or repeal the bylaws.

Centrum’s bylaws provide that they may be altered or repealed and bylaws may be made at any annual meeting of the stockholders or at any special meeting thereof if notice of the proposed alteration or repeal or bylaw or bylaws to be made be contained in the notice of such meeting, by the affirmative vote of a majority of the board of directors, at any regular meeting of the board of directors, or at any special meeting of the board of directors, if notice of the proposed alteration or repeal, or bylaw or bylaws to be made, be contained in the notice of such special meeting.

WHERE YOU CAN FIND MORE INFORMATION

Ennis files annual, quarterly and special reports, proxy statements and other information with the SEC. These filings are available over the Internet from the SEC’s web site at www.sec.gov. You may read and copy any reports, statements or other information filed by Ennis at the SEC’s public reference room at 450 Fifth Street, N.W. Suite 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Suite 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the operation of its public reference room.

Ennis maintains an Internet site that contains information about Ennis and its subsidiaries. Its address is www.ennis.com.

This proxy statement/prospectus is part of a Registration Statement on Form S-4 that Ennis has filed with the SEC with respect to the Ennis common stock to be issued in the merger. This proxy statement/prospectus constitutes a prospectus of Ennis and a proxy statement of Ennis for its special meeting. As permitted by the SEC, this proxy statement/prospectus does not contain all of the information contained in the Registration Statement. You may obtain copies of the Form S-4 and any amendments thereto, in the manner described above.

The SEC allows the “incorporation by reference” of information into this proxy statement/prospectus, which means that Ennis can disclose important information to you by referring you to another document filed separately with the SEC by Ennis. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information that is superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Ennis has previously filed with the SEC. These documents contain important information about Ennis.

The following documents, which have been filed with the SEC by Ennis, are hereby incorporated by reference into this proxy statement/prospectus:

•	Ennis’ Annual Report on Form 10-K for the fiscal year ended February 29, 2004;

•	Ennis’ Quarterly Report on Form 10-Q for the fiscal quarters ended May 31, 2004 and August 31, 2004;

•	Ennis’ Current Reports on Form 8-K filed on June 25, 2004 and July 15, 2004;

•	the description of Ennis common stock contained in Ennis’ registration statement filed under Section 12 of the Securities Exchange Act, including any amendment or report filed for purpose of updating the description.

All documents filed by Ennis pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/prospectus and before the date of the special meeting of Ennis’ stockholders are incorporated by reference into and are deemed to be a part of this proxy statement/prospectus from the date of filing of those documents.

You should rely only on the information contained in this proxy statement/prospectus or on information to which we have referred you. We have not authorized any person to give any information or to make any representations that are different from those in this proxy statement/prospectus.

If you would like to receive a copy of any of the documents incorporated by reference, please contact Ennis at the address or telephone number listed under the heading “Additional Information.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Ennis and Centrum have each made forward-looking statements in this proxy statement/prospectus and in other documents to which this proxy statement/prospectus refers. These statements are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of Ennis and Centrum and on information currently available to them or, in the case of information that appears under the heading “The Merger” beginning on page 28, information that was available to management of Ennis and Centrum as of the date of the merger agreement. Forward-looking statements include, but are not limited to, the information concerning possible or assumed future results of operations of Ennis. You can identify these forward-looking statements by the words “believes,” “contemplates,” “estimates,” “expects,” “may,” “will,” “should,” “would,” “intends,” “plans,” “anticipates,” and similar expressions. Discussions of strategy are also forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stockholder values of Ennis, Centrum and the combined company may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond Ennis’ and Centrum’s ability to control or predict. Ennis stockholders are cautioned not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date of this proxy statement/prospectus. Except for its ongoing obligations to disclose material information as required by the Federal securities laws, Ennis does not have any intention or obligation to update forward-looking statements after it distributes this proxy statement/prospectus, even if new information, future events or other circumstances have made them incorrect or misleading. For those statements, which include all statements in this proxy statement/prospectus and in documents referred to herein that are not historical facts, Ennis and Centrum claim the protection of the safe harbor for forward-looking statements set forth in the Private Securities Litigation Reform Act of 1995.

You should understand that various factors, in addition to those discussed elsewhere in this proxy statement/prospectus and in the documents referred to in this proxy statement/prospectus, could affect the future results of the combined company following the merger and could cause results to differ materially from those expressed in such forward-looking statements, including:

•	expected cost savings from the merger may not be fully realized or realized within the expected time frame;

•	adverse changes in general economic conditions or in the markets served by Ennis and Centrum;

•	rate at which the business forms market is contracting and the demand for the combined company’s products in the context of a contracting market;

•	costs or difficulties related to the integration of the businesses of Ennis and Centrum may be greater than expected;

•	the application of technology to the production of business forms;

•	variability in the prices of paper and other raw materials; and

•	competitive conditions in the business forms market.

LEGAL MATTERS

Certain matters relating to the validity of the Ennis common stock issuable in connection with the merger and to the tax consequences related to the merger will be passed upon for Ennis by its counsel, Kirkpatrick & Lockhart LLP, Dallas, Texas 75201. Certain matters relating to the tax consequences of the merger will be passed upon for Centrum by Gardner Carton & Douglas LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Ennis, Inc. (formerly Ennis Business Forms, Inc.) and subsidiaries incorporated by reference in Ennis’ Annual Report on Form 10-K for the year ended February 29, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included in such Form 10-K and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Centrum Acquisition, Inc. as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, included in this proxy statement/prospectus that is made a part of this registration statement, have been audited by Moss Adams LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS

We have already held our 2004 annual meeting of shareholders. In order to be included in the proxy statement for our 2005 annual meeting, shareholder proposals must be in writing and must be received Ennis’ Corporate Secretary no later than January 19, 2005. All proposals should be in writing and directed to Harve Cathey, Corporate Secretary, Ennis, Inc. P.O. Box 403, Midlothian, Texas 76065-0403.

FIN ANCIAL STATEMENTS OF CENTRUM ACQUISITION, INC. AND AFFILIATES

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

Centrum Acquisition, Inc. and Affiliates

We have audited the accompanying consolidated and combined balance sheets of Centrum Acquisition, Inc. and Affiliates as of December 31, 2003 and 2002 and the related consolidated and combined statements of income, stockholders’ and members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated and combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated and combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated and combined financial statements and also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the consolidated and combined financial position of Centrum Acquisition, Inc. and Affiliates as of December 31, 2003 and 2002 and the results of their consolidated and combined operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Irvine, California

March 8, 2004

CENTRUM ACQUISITION, INC. AND AFFILIATES

CONSOLIDATED AND COMBINED BALANCE SHEETS ($ in thousands)

	DECEMBER 31,
	2003	2002
ASSETS

CURRENT ASSETS
Cash	$1,656	$1,911
Due from factors	2,042	2,758
Accounts receivable, net of allowance for doubtful accounts of approximately $16 in 2003 and $134 in 2002	1,174	1,206
Inventories	49,973	52,882
Due from affiliate	—	1,510
Prepaid expenses	1,024	732

Total current assets	55,869	60,999

PROPERTY, PLANT AND EQUIPMENT, at cost, net of accumulated depreciation and amortization	27,578	37,444

DEPOSITS AND OTHER ASSETS	1,912	1,191

INTANGIBLE ASSETS, NET	19,406	—

GOODWILL	29,722	—

INVESTMENTS IN LAND	—	3,814

	$134,487	$103,448

LIABILITIES AND STOCKHOLDERS’ AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Notes payable to banks	$21,545	$24,177
Accounts payable	17,587	16,997
Accrued expenses	9,219	6,677
Current portion of capital lease obligations	6,252	6,612
Current portion of long-term debt	8,438	3,625
Current portion of subordinated debt	18,400	—

Total current liabilities	81,441	58,088

CAPITAL LEASE OBLIGATIONS, net of current portion	5,541	11,559

LONG-TERM DEBT, net of current portion	9,076	8,859

SUBORDINATED DEBT, net of current portion	34,600	—

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ AND MEMBERS’ EQUITY
Common stock	—	48
Additional paid-in capital	7,250	5,404
Retained earnings (accumulated deficit)	(3,421)	20,484
Members’ deficit	—	(994)

Total stockholders’ and members’ equity	3,829	24,942

	$134,487	$103,448

CENTRUM ACQUISITION, INC. AND AFFILIATES

CONSOLIDATED AND COMBINED STATEMENT OF INCOME ($ in thousands)

	YEAR ENDED DECEMBER 31,
	2003	2002	2001
NET SALES	$196,850	$195,559	$208,976

COST OF SALES	153,689	152,681	173,077

GROSS PROFIT	43,161	42,878	35,899

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	31,941	27,656	23,319

OPERATING INCOME	11,220	15,222	12,580

OTHER EXPENSE
Interest expense	3,276	4,886	7,916
Write-down of investments in land	—	—	3,301

	3,276	4,886	11,217

INCOME BEFORE PROVISION FOR INCOME TAXES	7,944	10,336	1,363

PROVISION FOR STATE AND FOREIGN INCOME TAXES	565	766	644

NET INCOME	$7,379	$9,570	$719

CENTRUM ACQUISITION, INC. AND AFFILIATES

CONSOLIDATED AND COMBINED STATEMENTS OF STOCKHOLDERS’ AND MEMBERS’ EQUITY ($ in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Members’ Equity (Deficit)	Total
BALANCE,
December 31, 2000	$44	$4,338	$15,342	$414	$20,138

Distribution of assets from Diaco Consolidated used to capitalize Alvest	5	1,065	—	(1,070)	—

Merger of Alstyle into A&G	(1)	1	—	—	—

Net income (loss)	—	—	940	(221)	719

Dividends and distributions	—	—	(3,651)	(102)	(3,753)

BALANCE,
December 31, 2001	48	5,404	12,631	(979)	17,104

Net income	—	—	9,388	182	9,570

Dividends and distributions	—	—	(1,535)	(197)	(1,732)

BALANCE,
December 31, 2002	48	5,404	20,484	(994)	24,942

Net income (loss), through date of acquisition	—	—	10,913	(112)	10,801

Dividends and distributions, through the date of acquisition	—	—	(28,386)	(9)	(28,395)

Effect of change in reporting entity:
Centrum Acquisition, Inc. acquisition of A and G, Inc. and Affiliates	(48)	(5,404)	(3,011)	1,115	(7,348)

Issuance of common stock	—	7,250	—	—	7,250

Net loss	—	—	(3,421)	—	(3,421)

BALANCE,
December 31, 2003	$—	$7,250	$(3,421)	$—	$3,829

CENTRUM ACQUISITION, INC. AND AFFILIATES

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS ($ in thousands)

	YEAR ENDED DECEMBER 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,379	$9,570	$719
Noncash items included in net income:
(Increase) decrease in open credits	376	(850)	490
Depreciation and amortization	10,101	10,349	10,593
(Gain) loss on disposal of assets	(100)	(125)	633
Loss on impaired assets	463	—	—
Decrease in due from former stockholder	—	849	—
Write-down of investments in land	—	—	3,301
Changes in:
Receivables due from factors	72	(611)	7,691
Accounts receivable	32	2,641	(2,033)
Inventories	2,909	(12,520)	3,690
Prepaid expenses	(292)	43	84
Deposits and other assets	(121)	(269)	33
Receivable due from former stockholder	—	—	(180)
Accounts payable	(1,843)	2,932	(8,316)
Accrued expenses	2,542	284	1,768

Net cash provided by operating activities	21,518	12,293	18,473

CASH FLOWS FROM INVESTING ACTIVITIES
Receivable due from affiliate	—	(112)	(1,398)
Proceeds from the sale of equipment	121	178	11
Proceeds from the sale of land	—	181	135
Payment of acquisition costs	(1,014)	—	—
Payments for acquisition of property, plant and equipment	(520)	(1,157)	(580)

Net cash used by investing activities	(1,413)	(910)	(1,832)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in factor advances	268	463	(5,511)
Net borrowing on notes payable to banks	(2,632)	1,491	1,303
Capital lease obligations arranged after equipment acquisition	—	4,376	776
Principal repayment of capital lease obligations	(6,414)	(10,923)	(7,962)
Principal borrowings of long-term debt	10,000	2,555	1,026
Principal repayment of long-term debt	(4,970)	(6,452)	(3,479)
Payment of loan commitment fee	(600)	—	—
Dividends and distributions	(23,262)	(1,732)	(3,753)
Issuance of common stock	7,250	—	—

Net cash used by financing activities	(20,360)	(10,222)	(17,600)

NET INCREASE (DECREASE) IN CASH	(255)	1,161	(959)

CASH, beginning of year	1,911	750	1,709

CASH, end of year	$1,656	$1,911	$750

CENTRUM ACQUISITION, INC. AND AFFILIATES

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (continued) ($ in thousands)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	YEAR ENDED DECEMBER 31,
	2003	2002	2001
Cash paid during the year for:

Interest	$3,592	$4,956	$7,512

Income taxes	$398	$644	$360

DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Obligations incurred for the acquisition of machinery and equipment	$36	$1,027	$1,870

Distribution of land to former stockholders	$3,623	$—	$—

Receivables converted to distributions to former stockholders	$1,510	$—	$—

Obligations incurred for the acquisition of A and G stock	$55,722	$—	$—

Forgiveness of accounts payable on the sale of assets	$289	$—	$—

NOTES TO AUDITED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of Business—Centrum Acquisition, Inc. and its Affiliates, (Centrum or the Company), holding company for its wholly-owned subsidiary A and G, Inc. (A and G) who is a vertically integrated manufacturer and distributor of t-shirts and various fleece goods throughout the United States, Mexico and Canada. The Company has manufacturing and distribution facilities in California and Mexico, with separate distribution facilities located in Pennsylvania, Georgia, Texas, and Toronto, Canada.

Centrum Acquisition—On November 10, 2003, Centrum acquired all of the common stock of A and G for approximately $137,300, including liabilities assumed and expenses incurred related to the transaction. Centrum has no operations and was established in 2003 solely for the acquisition of the stock of A and G. The acquisition was financed primarily by a seller financed subordinated note payable of $53,000, which closed simultaneously with the acquisition. The acquisition was accounted for using the purchase method of accounting.

The A and G assets acquired consist primarily of accounts receivable, inventories, property, plant and equipment, trademarks, customer contracts, and goodwill.

The A and G assets acquired and liabilities assumed have been recorded at their estimated fair values. The following is a summary of the purchase price and Centrum’s estimate of the purchase price allocation.

Purchase price determination
Net purchase price	$61,264
Liabilities assumed and expenses incurred in connection with the acquisition	76,017

Gross purchase price	$137,281

Purchase price allocation
Net tangible assets acquired	$87,892
Identified intangible assets	19,667
Goodwill	29,722

$137,281

Change in organization—Effective October 2001, Alstyle was legally merged into A and G. The resulting entity, A and G, Inc., now includes the division Alstyle Apparel and Activewear Manufacturing Company. The change in legal organization was accounted for as a transfer of net assets between entities under common control to be recognized at their carrying amounts at the date of transfer and for the transfer to be accounted for as though it had occurred at the beginning of the year.

During 2001, Diaco Consolidated distributed assets to the stockholders, which were then used to capitalize a new entity, Alvest. The accompanying financial statements reflect the distribution and subsequent capitalization of the assets at the carrying amounts at the date of the transaction.

Basis of presentation—The consolidated financial statements include the accounts of Centrum and A and G. In addition, the financial statements include the combined accounts of certain maquiladoras. These entities provide exclusive services to A and G. In addition, the following entities share facilities, management, and administrative functions and personnel: Cactex, S.A. de C.V. and Cactex de Mexico S.A. de C.V., Inc. (Cactex Consolidated), Alstyle Baja USA, LLC and Alstyle Baja International (Baja Consolidated), Diaco USA LLC and Diaco International (Diaco Consolidated), Allstyle Internacional de Mexico S.A. de C.V. (Allstyle), and Alvest, S.A. de C.V. (Alvest) (collectively, “Mexico”). All significant inter-entity balances and transactions have been eliminated.

NOTES TO AUDITED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share amounts)

Effective November 2003, Alstyle Knitting, Inc. and Alstyle Management Company were legally merged into A and G. The change in legal organization was accounted for under Statements of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations. SFAS 141 provides for the transfer of net assets between entities under common control to be recognized at their carrying value at the date of transfer and for the transfer to be accounted for as though it had occurred at the beginning of the year.

Revenue recognition—Revenue is recognized when title to the merchandise has passed to the customer which is generally when the merchandise is shipped. Revenues are recorded net of estimated returns, chargebacks and allowances for other deductions based upon management’s estimates and the Company’s historical experience.

Cash and cash equivalents—Cash and cash equivalents includes certificates of deposit and highly liquid short-term investments purchased with original maturities of three months or less.

Inventories—Inventories are stated at the lower of cost (first-in, first-out basis) or market.

Accounts receivable—The Company carries its accounts receivable at invoiced amounts less allowances for doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer’s financial position.

Depreciation and amortization—Depreciation of property, plant and equipment is computed using the straight-line method over estimated useful lives of 3-10 years. Amortization of leasehold improvements and assets held under capital leases is computed over the lesser of the useful lives or lease term of the related assets and is included in depreciation and amortization expense. Depreciation and amortization expense for the year ended December 31, 2003, 2002 and 2001 amounted to approximately $9,840, $10,349 and $10,593, respectively.

Long-lived assets—Long-lived assets are reported at historical cost. The Company evaluates its long-lived assets (property, plant and equipment) and definite-lived intangibles for impairment whenever indicators of impairment exist. The accounting standards require that if the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible is less than the carrying value of that asset, an asset impairment charge must be recognized. The amount of the impairment charge is calculated as the excess of the asset’s carrying value over its fair value, which generally represents the discounted future cash flows from that asset or in the case of assets the Company expects to sell, at fair value less costs to sell. During the year ended December 31, 2003, the Company closed domestic manufacturing facilities and identified approximately $611 of net fixed assets to be held for sale. Based upon prices for similar assets, the Company has recognized an impairment loss of $463 related to these assets for the years ended December 31, 2003. No impairment loss was recognized in 2002 and 2001.

Goodwill and identifiable intangible assets—The Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” (FAS 142). In accordance with FAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized but instead will be measured for impairment at least annually, or when events indicate that impairment exists. Intangible assets that are determined to have definite lives are amortized over their useful lives of three to eleven years and are measured for impairment each reporting period and when events or circumstances indicate the carrying value may be impaired.

NOTES TO AUDITED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share amounts)

Advertising—Advertising costs are charged to expense as incurred. Advertising expense for the years ended December 31, 2003, 2002 and 2001 amounted to approximately $1,155, $1,164 and $769, respectively.

Income taxes—Centrum has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code for federal and state purposes. Under these provisions, the company does not pay corporate income taxes on its taxable income. However, it is subject to a 1.5% state franchise tax. In addition, the stockholder is liable for individual federal and state income taxes on the taxable income of the company. The company may disburse funds necessary to satisfy the stockholder’s estimated personal income tax liabilities.

Alstyle Baja USA, LLC and Diaco USA, LLC are treated as limited liability companies (LLCs) and are not subject to federal and state income taxes. Any resulting federal taxable income is allocated to the members and is included on their individual income tax returns. Alstyle Baja USA, LLC and Diaco USA, LLC are subjected annually to a minimum state franchise tax and a limited liability company fee. Alstyle Baja USA, LLC and Diaco USA, LLC may disburse funds necessary to satisfy the stockholders’ estimated personal income tax liabilities.

Allstyle, Cactex Consolidated, Alstyle Baja International, Alvest, and Diaco International are Mexican corporations and are subject to their respective foreign income taxes.

The provision for income taxes consists of the following for the years ended December 31, 2003, 2002 and 2001.

2003	State	Foreign	Total
	$51	$514	$565

2002	State	Foreign	Total
	$177	$589	$766

2001	State	Foreign	Total
	$85	$559	$644

Financial instruments and concentration of credit risk—Financial instruments that potentially subject the Company to credit risk consist principally of trade receivables, cash accounts payable accrued expenses, notes payables and long-term debt. Wholesale and retail apparel distributors and manufacturers, located throughout the United States, Canada and Mexico, account for a substantial portion of trade receivables and collateral is not required. However, the Company assigns a substantial portion of accounts receivable to factors, who assume the credit risk with respect to the collection of the nonrecourse accounts receivable. The Company places its cash with major financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100. At December 31, 2003, 2002 and 2001 the Company had approximately $2,500, $1,639 and $1,606 of cash in excess of federally insured amounts.

The carrying values of cash, contracts in-transit, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term nature of these instruments.

The fair values of notes payable and long-term debt were estimated by discounting the future cash flows using market interest rates and do not differ significantly from the carrying amounts reflected in the financial statements.

NOTES TO AUDITED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share amounts)

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Accounting estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Shipping and handling—Shipping and handling fees billed to customers are recorded as revenues. The costs associated with shipping goods to customers are included in cost of sales.

Environmental remediation—The Company’s past and present operations include activities which are subject to extensive federal and state environmental regulations. Costs to treat environmental contamination is expensed as incurred. Compliance with these regulations has not had, nor does the Company expect such compliance to have, any material effect upon expected capital expenditures, net income, financial condition or competitive position of the Company. The Company believes that its current practices and procedures comply with applicable regulations. The Company’s policy is to accrue environmental and related costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably estimated. No such amounts have been accrued in these statements.

Nonmonetary dividends and distributions—Nonmonetary dividends and distributions are recorded at fair value of property that is distributed as a dividend to be charged to retained earnings. At the date that property dividends are declared, the company recognizes a gain or loss for the difference between the carrying value and the fair value of the assets that are distributed. During the year ended December 31, 2003, the Company distributed land to its former shareholders. The book value of the land at the date of the distribution approximated fair value and no gain or loss was recorded.

Note 2—Due From Factors

A significant amount of the Company’s trade accounts receivable are assigned to various factors who assume the credit risk with respect to collection of the nonrecourse accounts receivable. The Company may request advances on the net sales factored at any time before their maturity date. The factors charge a commission on the net sales factored, and interest at a negotiated rate over prime on advances paid before their maturity date. Certain of the agreements are collateralized by substantially all assets owned by the Company, personally guaranteed by the former stockholders, and require the Company to maintain specified non-financial covenants. The Company is currently negotiating these terms to terminate guarantees provided by the former stockholders.

At December 31, due from factors consists of the following:

	2003	2002
Outstanding factored accounts receivable
Nonrecourse	$18,988	$15,287
With recourse	708	4,481
Advances	(16,730)	(16,462)
Open credits	(924)	(548)

	$2,042	$2,758

NOTES TO AUDITED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share amounts)

Included in accounts payable at December 31, 2003 and 2002 is approximately $138 and $223 due to the factors for raw materials purchased.

Note 3—Inventories

At December 31, inventories consist of:

	2003	2002
Finished goods	$43,213	$47,386
Work-in-process	5,287	4,315
Raw materials	1,473	1,181

	$49,973	$52,882

At December 31, certain inventories were located outside the United States of America:

	2003	2002
Canada	$3,910	$3,916
Mexico	3,184	1,204
El Salvador	1,013	1,195
Dominican Republic	180	467

	$8,287	$6,782

Note 4—Prepaid Expenses

At December 31, prepaid expenses consist of:

	2003	2002
Rent	$404	$76
Insurance	256	275
Property taxes	191	66
Other	173	315

	$1,024	$732

Note 5—Property, Plant and Equipment

At December 31, property, plant and equipment consists of:

	2003	2002
Machinery and equipment	$74,704	$75,671
Leasehold improvements	2,591	2,446
Computers	2,117	1,860
Land and buildings	1,624	1,605
Company vehicles	589	501
Furniture and fixtures	435	367
Idle machinery and equipment	303	—

	82,363	82,450

Accumulated depreciation and amortization	(54,785)	(45,006)

	$27,578	$37,444

NOTES TO AUDITED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share amounts)

During the year ended December 31, 2003 and 2002, the Company entered into new capital lease obligations of approximately $36 and $5,403, respectively. Of the 2002 amount, $4,376 represents capital leases refinanced or arranged after the Company had acquired the related equipment for cash payments. At December 31, 2003 and 2002 the Company had $30,317 and $45,735 of equipment held under capital lease agreements. The related accumulated amortization on these assets was approximately $19,027 and $26,097 for the years ended December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002 the Company had approximately $5,606 and $4,278 and $141 and $92,000 of net property, plant and equipment located in Mexico and Canada, respectively.

Note 6—Intangible Assets

At December 31, 2003 intangible assets consist of the following:

Covenant not to compete	$2,900
Trademarks	5,000
Customer contracts	11,100
Developed software	667

19,667
Accumulated amortization	(261)

$19,406

Trademarks have been determined to have indefinite useful lives and are not amortized. Amortization expense for intangible assets with definite useful lives was $261 in 2003. Amortization expense for the future years ending December 31 is as follows (in thousands):

2004	$1,866
2005	1,866
2006	1,866
2007	1,128
2008	969
Thereafter	6,711

Note 7—Investments in Land

The Company had investments in various parcels of land located principally in Riverside County, California. The land was recorded at cost, adjusted for amounts incurred to maintain or prepare the property for sale.

During 2001, the Company recorded a loss from write-down of investments of land of $3,301 based on its estimate of fair value.

During 2003, the remaining investments in land totaling $3,623 were distributed to the former stockholders.

Note 8—Notes Payable to Banks

The Company has agreements with three financial institutions for short-term loans bearing interest at rates ranging from 4.0% to 5.5%, and maturing on dates ranging from May 2004 through November 2008. The loans are collateralized by substantially all the Company’s assets. Notes payable of approximately $1,500 are

NOTES TO AUDITED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share amounts)

personally guaranteed by the former stockholders. Notes payable of approximately $5,000 are personally guaranteed by certain stockholders of Centrum. Certain of the agreements require the Company to meet specified financial and non-financial covenants.

Note 9—Capital Lease Obligations

Annual maturities of capital lease obligations are as follows:

Year Ending December 31,	2003	2002
2003	$—	$8,007
2004	7,035	6,454
2005	4,252	3,300
2006	1,488	1,566
2007	102	125
2008	4	—

Total minimum annual lease payments	12,881	19,452

Amount representing interest	(1,088)	(1,281)

Present value of minimum annual lease payments	11,793	18,171

Current portion	(6,252)	(6,612)

Long-term portion	$5,541	$11,559

Certain of the lease obligations contain provisions requiring lessor consent in the event of a change in ownership. Management is in the process of obtaining the lessor consents required under the agreements.

Note 10—Long-Term Debt

Long-term debt is due in aggregate monthly installments of approximately $416 including interest ranging from 5.00% to 9.68% per annum. The notes are due on dates ranging from August 2004 to September 2007, and are collateralized by certain equipment. Certain of the agreements require the Company to maintain specified financial and non-financial covenants.

Certain of the long-term debt agreements contain provisions requiring lender consent in the event of a change in ownership. Management is in the process of obtaining the lender consents required under the agreements.

Annual principal maturities of long-term debt are as follows:

Year Ending December 31,	2003	2002
2003	$—	$3,625
2004	8,438	3,156
2005	6,704	2,796
2006	1,728	2,113
2007	644	754
Thereafter	—	40

	17,514	12,484

Current portion	(8,438)	(3,625)

Long-term portion	$9,076	$8,859

NOTES TO AUDITED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share amounts)

Note 11—Subordinated Debt

Subordinated debt represents various notes payable to former stockholders in connection with the acquisition of A and G. Interest ranges from 8% to 12% per annum and are due on dates ranging from June 2004 to January 2014. Subordinated debt totaling $33,000 are personally guaranteed by certain of the stockholders of Centrum. Subordinated debt totaling $18,000 is collateralized by the pledged common stock of the Company. Subordinated debt of $7,500 matures January 2014, however the payees have a put agreement which would allow payees at any time after December 1, 2006 to demand payment of this note from the stockholders of Centrum. Included in interest expense and accrued expenses is $620 related to this debt. The debt is subordinated to the Company’s primary lender (Note 8). Payments on the debt are allowed so long as the Company is in compliance with the primary lender.

Annual principal maturities of long-term debt are as follows:

Year Ending December 31,
2004	$18,400
2005	1,432
2006	2,546
2007	3,750
2008	5,050
Thereafter	21,822

53,000

Current portion	(18,400)

Long-term portion	$34,600

Note 12—Stockholders’ Equity

Common stock consists of the following at December 31:

	(in thousands)
	2003	2002
Centrum Acquisition, Inc., class A, $1 par value, 1,000 shares authorized, 4 shares issued and outstanding	$—	$—
Centrum Acquisition, Inc., class B, $1 par value, 19,000 shares authorized, 396 shares issued and outstanding	—	—
A&G, Inc., no par value; 30,000 shares authorized, 2,000 shares issued and outstanding	—	2
Alvest, S.A. de C.V., no par value, 1,000 shares authorized, 1,000 shares issued and outstanding	—	5
Alstyle Knitting, Inc., no par value, 1,000 shares authorized, 1,000 shares issued and outstanding	—	15
Cactex Consolidated, $1 par value, 5,000 shares authorized, 5,000 shares issued and outstanding	—	5
Raza, Inc.		21

	$—	$48

NOTES TO AUDITED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share amounts)

Centrum Acquisition, Inc.

Voting—The holders of outstanding shares of class A common stock have the right to vote, one vote per share of class A common stock held. The holders of class A common stock have the right to vote on the election of the board of directors. The holders of class B common stock have no voting rights except upon such matters to which stockholders of such class are entitled to vote pursuant to the General Corporation Law of the State of Delaware.

Dividends—The holders of each class of common stock are entitled to receive dividends only when, as, and if declared by the board of directors. Each share of common stock of each class would receive dividends at the same rate and on the same date as each share of the other class of common stock.

Liquidation—In the event of dissolution, liquidation or winding up of the corporation, the assets of the corporation shall be distributed amount the holders of both classes of common stock on a pro rata basis with each share of each class receiving the same distribution as each share of the other class of common stock.

Note 13—Commitments and Contingencies

Operating leases—The Company leases its manufacturing, warehouse and administrative facilities under various operating leases for an aggregate monthly payment of approximately $579. The leases expire on dates ranging from April 2004 through December 2011. The Company also leases certain equipment under various noncancellable operating leases.

The Company has a lease agreement for a monthly rental of approximately $90 with an entity owned by the former stockholders. The Company also leases a distribution facility in Los Angeles, California from an entity owned by former stockholders for a monthly rent of $18 through April 2008.

Rent expense for the years ended December 31, 2003, 2002 and 2001 was approximately $7,646, $7,311 and $5,762. During the years ended December 31, 2003, 2002 and 2001 approximately $1,076, $750 and $126 of rent expense was paid to entities owned by former stockholders.

The Company subleased and received rental income related to one of its former operating facilities for approximately $17 per month. This agreement expired in November 2003. Subsequent to December 31, 2003, the Company entered into a new agreement to sublease a portion of its operating facility for a monthly rental ranging from $67 to $111. This agreement expires in March 2008.

The following is a summary of minimum annual payments and sublease income under noncancellable operating leases:

Year Ending December 31,	Operating Lease Commitments	Sublease Income	Net
2004	$6,744	$(1,038)	$5,706
2005	6,639	(1,268)	5,371
2006	6,167	(1,290)	4,877
2007	5,950	(1,273)	4,677
2008	4,667	(318)	4,349
Thereafter	3,733	—	3,733

	$33,900	$(5,187)	$28,713

NOTES TO AUDITED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share amounts)

Consulting agreements—The Company entered into a consulting agreement in which a former key executive is to provide consulting services to the Company. The agreement requires monthly payments ranging from $160 and escalating to $360 and expires June 2004.

During the year ended December 31, 2003, the Company entered into another consulting agreement in which another former key executive is to provide consulting services to the Company. The agreement requires monthly payments of $16 beginning August 2003 and expiring September 2005.

During the year ended December 31, 2002, the Company entered into a consulting agreement in which a former key executive is to provide consulting services to the Company. The agreement requires monthly payments of $160 and expires June 2005.

The following is a summary of minimum annual payments under consulting agreements:

Year Ending December 31,
2004	$2,085
2005	128

$2,213

Note 14—Related Party Transactions

Sales—During the year ended December 31, 2002, the Company sold finished goods of approximately $409 to an entity owned by a brother of one of the stockholders of the Company. Approximately $37 was due from this entity is included in accounts receivable at December 31, 2002. During the year ended December 31, 2001, the Company sold approximately $898 to this entity. Approximately $158 due from this entity was included in accounts receivable at December 31, 2001.

Purchases—During the year ended December 31, 2003, the Company purchased approximately $360 of fabric from an entity owned by a relative of one of the former Company stockholders. There was no amount due to this entity at December 31, 2003. During the year ended December 31, 2002, the Company purchased approximately $2,068 of fabric from an entity owned by a brother of one of the stockholders of the Company. There was no amount due to this entity at December 31, 2002. During the year ended December 31, 2001, the Company did not purchase from this entity.

Short-term advances from affiliate—Included in accounts payable at December 31, 2003 is approximately $500 due to an entity related through common ownership. The advances bore interest at 20% and were repaid in January 2004.

Short-term advances from former stockholders—Included in accounts payable at December 31, 2003 is $1,000 due to the former stockholders. The advances bear interest ranging from 7% to 8% and are due upon demand. There was approximately $10 of interest expense related to this note for the year ended December 31, 2003.

Due to former stockholders—Included in accounts payable at December 31, 2003 is $2,722 due to the former stockholders. The amounts bear no interest and are due upon demand.

Note 15—Major Vendor

During the year ended December 31, 2003, purchases from one supplier represented approximately 28% of cost of sales. Included in accounts payable is approximately $7,974 due to this supplier at December 31, 2003.

NOTES TO AUDITED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share amounts)

During the years ended December 31, 2002 and 2001, purchases from one supplier represented approximately 20% and 39%, respectively, of purchases. Included in accounts payable was approximately $8,131 and $4,505 due to this supplier at December 31, 2002 and 2001, respectively.

Note 16—Pending Litigation

The Company is a defendant in a lawsuit filed by a former vendor for breach of a production agreement seeking damages in excess of $9,000. The Company contends that the allegations are falsely premised and has filed a cross-complaint against this vendor for additional costs and lost profits amounting to $8,000. The case was ordered to the Orange County Superior Court and was the subject of unsuccessful mediation and further court-ordered mediation. The trial is scheduled for July 26, 2004. The Company expects to prevail at trial, but because of the substantial defense costs and the significant risks to each side, settlement is still possible. No provision has been made to the accompanying financial statements.

Note 17—401k Plan

The Company has a defined contribution plan (401k) covering all employees who have attained the age of 21 and provided the Company with at least 1,000 hours of service. Matching contributions are made at the Board of Director’s discretion. No contributions were made to the plan in 2003.

CENTRUM ACQUISITION, INC. AND AFFILIATES

CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS ($ in thousands)

	June 30, 2004	December 31, 2003
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS
Cash	$2,865	$1,656
Accounts receivable, net of allowance for doubtful accounts of $80 (2004) and $16 (2003)	1,767	1,174
Due from factors, net	4,161	2,042
Inventories, net	53,798	49,973
Other receivables	1,921	—
Prepaid expenses	1,517	1,024

Total current assets	66,029	55,869
Property, plant and equipment, net of accumulated depreciation and amortization	26,168	27,578
Other assets	2,583	1,912
Intangible assets, net of accumulated amortization	18,460	19,406
Goodwill	29,222	29,722

	$142,462	$134,487

LIABILITIES AND STOCKHOLDERS’ AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Notes payable to banks	$30,718	$21,545
Accounts payable	21,170	17,587
Accrued expenses	14,444	8,230
Accrued interest	2,358	989
Dividend payable	1,800	—
Current portion of capital lease obligations	4,023	6,252
Current portion of long term debt	6,245	26,838

Total current liabilities	80,758	81,441

LONG TERM DEBT, net of current portion	67,358	49,217

STOCKHOLDERS’ AND MEMBERS’ EQUITY:
Common stock	—	—
Additional paid-in capital	7,250	7,250
Accumulated deficit	(12,904)	(3,421)

Total stockholders’ and members’ equity	(5,654)	3,829

	$142,462	$134,487

CENTRUM ACQUISITION, INC. AND AFFILIATES

CONSOLIDATED AND COMBINED STATEMENT OF INCOME (unaudited) ($ in thousands)

	Six months ended June 30,
	2004	2003
Net sales	$120,359	$99,436

Cost of sales	94,815	74,847

Gross profit	25,544	24,589

Selling, general & administrative expenses	15,891	14,735

Income from operations	9,653	9,854

Interest expense	4,650	2,065

Income before provision for income taxes	5,003	7,789

Provision for income taxes	712	84

Net income	$4,291	$7,705

CENTRUM ACQUISITION, INC. AND AFFILIATES

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF STOCKHOLDERS’ AND MEMBERS’ EQUITY ($ in thousands)

	Common Stock		Additional paid-in capital	Accumulated deficit	Total
	Shares issued and outstanding	Amount
Balance, December 31, 2003 (audited)	400	$—	$7,250	$(3,421)	$3,829

Net income				4,291	4,291

Dividends and distributions				(13,774)	(13,774)

Balance, June 30, 2004 (unaudited)	400	$—	$7,250	$(12,904)	$(5,654)

CENTRUM ACQUISITION, INC. AND AFFILIATES

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (unaudited)

($ in thousands)

	Six months ended June 30,
	2004	2003
CASH FLOW FROM OPERATING ACTIVITIES
Net Income	$4,291	$7,705
Non-cash Items included in net income
Depreciation and amortization	5,516	5,054
(Gain) loss on disposal of equipment	1	(100)
Changes in:
Accounts and other receivables	(2,600)	763
Receivables due from factors	(11,519)	(3,067)
Inventories	(3,824)	4,624
Prepaid expenses	(488)	(663)
Other assets	—	(135)
Accounts payable and accrued expenses	12,530	(3,128)
Accrued interest expense	1,369	—

Net cash provided by operating activities	5,276	11,053

CASH FLOW FROM INVESTING ACTIVITIES
Payment for acquisition of equipment	(2,113)	(459)
Proceeds from sale of equipment	60	121

Net cash used in investing activities	(2,053)	(338)

CASH FLOW FROM FINANCING ACTIVITIES
Net increase in factor advances	9,479	3,909
Net advances (repayments) on notes payable to banks	9,674	(2,805)
Repayment of notes to former stockholders	(2,722)	—
Principal repayment of subordinated debt	(12,000)	—
Principal payments—long term debt and capital leases	(5,773)	(5,390)
Principal borrowings of long term debt and capital leases	11,999	—
Payment of loan commitment fees and costs	(671)	—
Distributions and dividends to stockholders	(12,000)	(4,615)

Net cash used in financing activities	(2,014)	(8,901)

NET INCREASE IN CASH	1,209	1,814
CASH, Beginning of period	1,656	2,046

CASH, End of Period	$2,865	$3,860

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATON
Cash paid during the period for:
Interest	$3,207	$2,063

Income taxes	$286	$541

DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Proceeds on sale of land applied to long-term debt	$—	$289

Obligation incurred for the acquisition of equipment	$1,091	$43

Dividend declared, not distributed	$1,800	$—

Refinancing of subordinated debt into new note	$6,000	$—

CENTRUM ACQUISITION, INC.

NOTES TO CONDENSED CONSOLIDATED AND

COMBINED FINANCIAL STATEMENTS (Unaudited)

($ in thousands)

Note 1. Basis of Presentation

The accompanying condensed consolidated and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and are unaudited pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. All adjustments that, in the opinion of management, are considered necessary for a fair presentation of the results of operations for the periods shown, are of a normal recurring nature and have been reflected in the condensed consolidated and combined financial statements. The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period. The information included in these condensed consolidated and combined financial statements should be read in conjunction with Centrum’s consolidated and combined financial statements and accompanying notes for the fiscal year ended December 31, 2003 included in the accompanying prospectus statement.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates. Certain reclassifications to the December 31, 2003 balance sheet have been made for consistent presentation.

Note 2. Other Receivables

Other receivables at June 30, 2004 consist of legal fees and settlement costs that Centrum incurred relating to the settlement of certain contingent liabilities, and certain disputed accounts receivable, that existed prior to Centrum’s November 10, 2003 acquisition of A and G, Inc. (A and G). Under the terms of the related purchase agreement, the former stockholders of A and G are required to indemnify and reimburse Centrum for such costs and amounts incurred, and can be setoff against the subordinated notes payable to these former stockholders. The subordinated notes payable aggregated approximately $35,000 at June 30, 2004.

Note 3. Inventories

Inventories consisted of the following as of:

	June 30, 2004	December 31, 2003
Finished goods	$41,447	$43,213
Work-in-process	9,648	5,287
Raw Materials	2,703	1,473

	$53,798	$49,973

Note 4. Goodwill and Intangible Assets

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, Centrum has completed the fair value analysis for goodwill and other intangible assets as of December 31, 2003, and concluded that no impairment existed. As of June 30, 2004, Centrum believed that no indicators of impairment existed. Aggregate amortization expense on identifiable intangible assets was approximately $946 and $0 for the six months ended June 30, 2004 and 2003. Amortization expense is expected to be approximately $1,866 in each of the next three fiscal years, $1,128 in fiscal year 2007, and $969 in fiscal year 2008.

CENTRUM ACQUISITION, INC.

NOTES TO CONDENSED CONSOLIDATED AND

COMBINED FINANCIAL STATEMENTS (Unaudited)—(Continued)

($ in thousands)

Changes to the original cost basis of goodwill during the six months ended June 30, 2004 were primarily due to insignificant purchase price adjustments.

Note 5. Long-Term Debt

On June 30, 2004, Centrum amended its revolving and term credit facility that resulted in an increase of credit facility commitment from $40,000 to $46,000. In connection with this amendment, Centrum refinanced $12,000 of the $18,000 of subordinated seller debt outstanding, which was scheduled to mature on June 30, 2004 (“the Term B note”), and increased the revolving loan limit by $5,000. The Term B note is a secured term loan that bears interest at the greater of 11% per annum or LIBOR plus 4%, and requires amortization of the original principal balance at the rate of 1.25% per quarter with remaining, unpaid principal due June 2008. The Term B note provides for a prepayment fee of 3% and 2% if prepaid prior to the first and second anniversary, respectively, but no prepayment fee will apply if prepaid prior to January 15, 2005. In addition, an exit fee of 3.5% will be paid on the outstanding Term B principal (as defined) upon maturity or if repaid earlier, but no exit fee will be due if a change of control (as defined) occurs prior to January 15, 2005. The remaining $6,000 of the subordinated seller debt was refinanced with the note holders on June 30, 2004 into a new note that bears substantially the same terms as the Term B note. Concurrent with closing of this amended and restated credit facility $12,000 was advanced against the credit facility and distributed as a dividend to the stockholders of Centrum. The $12,000 advance is secured on a dollar-for-dollar basis by certificates of deposits pledged by the Centrum stockholders in favor of the lender, and must be repaid no later than January 2005. The stockholders of Centrum intend to assume and repay this amount prior to consummation of the merger.

The amended and restated credit facility expires in June 2008, is collateralized by substantially all of Centrum’s assets and bears interest at rates ranging from 300 to 400 basis points over the LIBOR rate as defined in the agreement. At June 30, 2004, indebtedness under the bank credit facility included commitments for standby letters of credit aggregating approximately $1,900, which is principally related to Centrum’s workers compensation insurance program.

The amount available under the credit facility’s revolving credit line was approximately $3,900 as of June 30, 2004. The credit facility contains customary affirmative covenants, negative covenants and conditions of borrowings, all of which were met as of June 30, 2004. A breach of these covenants, or the covenants under Centrum’s current or any future bank credit facility, that continues beyond any grace period can constitute a default, which can limit the ability to borrow and can give rise to a right of the lenders to terminate the applicable facility and/or require immediate repayment of any outstanding debt. Long-term debt at June 30, 2004 consists principally of 11% senior secured notes due June 2008; 8% subordinated notes due January, 2011; 12% subordinated notes due January, 2014; and capital leases and long term debt collateralized by equipment with interest rates ranging from 5% to 9.68%.

In connection with Centrum’s acquisition of A and G in November 2003, the “change in control” and/or “net worth” covenants were violated in certain of Centrum’s capital lease and equipment collateralized debt agreements. Violation of these covenants provides the lender with the right, but not the obligation, to terminate the applicable facility and/or require immediate payment of any outstanding debt. As of June 30, 2004 Centrum is in technical default under capital leases and equipment collateralized loans aggregating approximately $5,600 but no notices to terminate the related borrowings have been made. Centrum has been successful in obtaining waivers or refinancing on substantially similar terms $8,200 in such related loans and capital leases since December 31, 2003 and anticipates that it will be able to refinance any future demands for payoff through new borrowings.

CENTRUM ACQUISITION, INC.

NOTES TO CONDENSED CONSOLIDATED AND

COMBINED FINANCIAL STATEMENTS (Unaudited)—(Continued)

($ in thousands)

Note 6. Commitments, Contingencies and Off-Balance Sheet Arrangements

In June 2003, the Bureau of Immigration and Customs Enforcement conducted an I-9 investigation of Centrum and notified Centrum of concerns about the validity of U.S. work authorizations of over 600 workers. All of such workers from Mexico who were still employed by Centrum at the time of such notice have been terminated by Centrum, terminated their employment with Centrum voluntarily or were subsequently found to be validly authorized.

At December 31, 2003, Centrum was a defendant to a lawsuit filed by a former vendor for breach of a production contract, which sought damages in excess of $9,000. In June 2004, Centrum reached a settlement in this matter by agreeing to pay this vendor $650.

In May 2004, Centrum was notified by the Internal Revenue Service that the IRS would perform a Form 8300 compliance review of Centrum. The IRS identified approximately 20 instances of alleged failure to file Currency Transaction Reports. On August 17, 2004, this matter was settled with the IRS for $501.

In August 2004, Centrum entered into a purchase commitment with one of its principal cotton yarn suppliers to provide certain quantities of cotton yarn at negotiated prices commencing November 2004 and extending through December 2005. This created a minimum non-cancelable purchase commitment by Centrum aggregating approximately $40,000 for deliveries through December 2005, with $12,000 of this amount subject to certain price reductions, at Centrum’s option, if the underlying commodity traded cost of cotton falls below the monthly negotiated price.

The Company finances its use of certain facilities and equipment under committed lease arrangements provided by various institutions. Since the terms of these arrangements meet the accounting definition of operating lease arrangements, the aggregate sum of future minimum lease payments is not reflected on the consolidated balance sheet. At June 30, 2004, future minimum lease payments under these arrangements, net of related sublease income, approximated $25,600.

During its normal course of business, the Centrum has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include non-infringement of patents and intellectual property indemnities to the Centrum customers in connection with the delivery, design, manufacture and sale of its products, indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, and indemnities to other parties to certain acquisition agreements. The duration of these indemnities, commitments and guarantees varies, and in certain cases is indefinite. Centrum believes that substantially all of these indemnities, commitments and guarantees provide for limitations on the maximum potential future payments the Company could be obligated to make. However, the Company is unable to estimate the maximum amount of liability related to its indemnities, commitments and guarantees because such liabilities are contingent upon the occurrence of events which are not reasonably determinable. Management believes that any liability for these indemnities, commitments and guarantees would not be material to the accompanying condensed consolidated financial statements. Accordingly, no expenses have been accrued for indemnities, commitments and guarantees

Note 7. Recent Accounting Pronouncements

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” which supersedes SAB 101, “Revenue Recognition in Financial Statements.”

CENTRUM ACQUISITION, INC.

NOTES TO CONDENSED CONSOLIDATED AND

COMBINED FINANCIAL STATEMENTS (Unaudited)—(Continued)

($ in thousands)

The adoption of SAB 104 did not have a material impact on Centrum’s revenue recognition policies, nor its financial position or results of operations.

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” an interpretation of FASB Statements No. 5, 57 and 107, and rescission of FIN No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others.” FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Centrum’s adoption of such interpretation did not have a material impact on its results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The adoption of SFAS No. 149 had no impact on Centrum’s results of operations or Centrum’s financial position. Centrum currently has no derivative instruments and is not currently involved in hedging activities.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Instruments with Characteristics of both Liabilities and Equity,” (“SFAS 150”) which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 for public companies. In October 2003, the FASB deferred implementation of paragraphs 9 and 10 of SFAS 150 regarding parent company treatment of minority interest for certain limited life entities. This deferral is for an indefinite period. The adoption of SFAS 150 did not have a material impact on Centrum’s financial statements.

Note 8. Agreement to Merge

On June 25, 2004, Ennis, Inc. (formerly Ennis Business Forms, Inc.) (“Ennis”), a manufacturer of printed business products headquartered in Midlothian, Texas, and Centrum signed a definitive agreement to merge. Under the terms of the transaction, Centrum stockholders will receive a combination of Ennis shares and cash. The number of shares received by Centrum stockholders will be determined based upon a $242,000 enterprise valuation of Centrum less (i) debt outstanding as of the day of merger, (ii) the total amount of cash consideration paid to Centrum stockholders at the closing and (iii) the $400 in non-competition payments. The resulting value will be divided by the average trading price of Ennis over the previous 30-day trading period, which was $15.63 per share.

It is anticipated that, for federal income tax purposes, after the merger Centrum’s business activities will be conducted by a C corporation. Accordingly, it is expected that provisions for income taxes will substantially increase as taxes will be provided at statutory state and federal rates.

ANNEX A

AGREEMENT AND PLAN OF MERGER

By and Among

ENNIS, INC.,

MIDLOTHIAN HOLDINGS LLC

and

CENTRUM ACQUISITION, INC.

Dated as of June 25, 2004

-i-

(Continued)

-ii-

(Continued)

-iii-

ANNEX A

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of June 25, 2004, by and among ENNIS, INC., a Texas corporation (“Purchaser”), MIDLOTHIAN HOLDINGS LLC, a Delaware limited liability company and wholly-owned subsidiary of Purchaser (“Merger Sub”), and CENTRUM ACQUISITION, INC., a Delaware corporation (the “Company”). All capitalized terms used herein but not defined where used shall have the meaning set forth in Article 9.

WITNESSETH:

WHEREAS, the respective Boards of Directors of Purchaser, Merger Sub and the Company have adopted and approved this Agreement (which includes the “plan of merger” contemplated by the applicable provisions of the Delaware General Corporation Law (the “DGCL”)) and the merger (the “Merger” or the “Transaction”) of the Company with and into the Merger Sub in accordance with the laws of the State of Delaware, other applicable state law and the provisions of this Agreement;

WHEREAS, the respective Boards of Directors of Purchaser and the Company have determined that the Transaction is in furtherance of and consistent with their respective business strategies and is in the best interest of their respective stockholders, and Purchaser has approved this Agreement and the Transaction on its own behalf and as the sole member of Merger Sub;

WHEREAS, for United States federal income tax purposes, it is intended that the Transaction and the other transactions provided for herein shall qualify as a reorganization under §368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization within the meaning of §368 of the Code;

WHEREAS, the Company, Purchaser and Merger Sub desire to make certain representations, warranties and agreements in connection with, and establish various conditions precedent to, the Merger; and

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

1. TERMS OF THE MERGER

1.1 The Merger.

Upon the terms and subject to the conditions of this Agreement, the Merger shall be consummated in accordance with the DGCL. Except as provided below, at the Effective Time (as defined below), upon the terms and subject to the conditions of this Agreement, the Company shall be merged with and into the Merger Sub in accordance with the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), and the separate existence of the Company shall thereupon cease, and the Merger Sub, as the surviving entity in the Merger (the “Surviving Entity”), shall continue its existence under the laws of the State of Delaware. The parties shall prepare and the Surviving Entity shall execute and file a mutually acceptable Certificate of Merger (the “Certificate of Merger”) with the Secretary of State of Delaware in order to comply in all respects with the requirements of the DGCL, the DLLCA and with the provisions of this Agreement.

1.2 The Closing; Effective Time.

(a) The closing of the Transaction (the “Closing”) shall take place at the offices of Gardner Carton & Douglas LLP, 191 N. Wacker Drive, Suite 3700, Chicago, Illinois, at 10:00 a.m. local time on: (a) November 15, 2004, or (b) September 30, 2004 in the event Company delivers written notice ten (10) days prior to such date of its desire to hold the Closing on such date; or (c) such other date as mutually agreed by the parties in writing which shall be no later than the third (3rd) business day after the date that all of the closing conditions, except for conditions which, by their terms, are to be satisfied by deliveries made on the Closing Date, set forth in Article 6, have been satisfied or waived (if waivable).

(b) The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and the DLLCA, or at such later time as may be specified in the Certificate of Merger. The time when the Merger shall be effective is herein referred to as the “Effective Time” and the date on which the Effective Time occurs is herein referred to as the “Closing Date.”

1.3 Merger Consideration; Conversion of Securities.

(a) Subject to the provisions of this Agreement and any applicable backup or other withholding requirements, each of the issued and outstanding shares of Class A common stock and Class B common stock, $1.00 par value, of the Company (the “Company Stock”) outstanding immediately prior to the Effective Time (except for Company Stock to be cancelled as set forth in Section 1.3(d)) shall be converted, by virtue of the Merger and without any action on the part of the holder thereof, into the Purchaser Stock Consideration, without any interest thereon, subject to payment of cash in lieu of any fractional share as hereinafter provided, subject to adjustment as provided in Section 1.15(b) (the “Merger Consideration”). For purposes hereof, the following terms have the following respective meanings:

“Company Debt” means, with respect to the Company or any Company Subsidiary, the indebtedness for interest-bearing borrowed money and funded debt as set forth on Section 1.3 of the Company Disclosure Schedule, together with accrued interest through the Closing Date thereon, if any, based on the Company’s good faith estimate made immediately prior to Closing; provided, however, that the Company Debt shall not be less than $104,000,000 on the date hereof and on the Closing Date.

“Company Per Share Value” means a fraction, the numerator of which is the Company Value, and the denominator of which is the Outstanding Company Stock.

“Company Value” means (a) $242,000,000, less (b) Company Debt, less (c) the Noncompetition Consideration.

“Outstanding Company Stock” means the Company Stock issued and outstanding immediately prior to the Effective Time, but excluding Company Stock to be cancelled pursuant to Section 1.3(d).

“Purchaser Rights” means rights to purchase Series A Junior Participating Preferred Stock, $10.00 par value per share (the “Preferred Stock”), of Purchaser distributed to holders of Purchaser Stock pursuant to the Rights Agreement dated November 4, 1998, as amended, between the Purchaser and Harris Trust and Savings Bank, as Rights Agent.

“Purchaser Stock” means the common stock of Purchaser, $2.50 par value per share, and associated Purchaser Rights. For clarification, each reference herein to Purchaser Stock shall include the associated Purchaser Rights.

“Purchaser Stock Consideration” means the right of a Company Stockholder to receive a certain number of shares of Purchaser Stock for each share of Company Stock, which number of shares of Purchaser Stock shall be equal to a fraction, the numerator of which is (a) the Company Per Share Value, and (b) the denominator of which is the Purchaser Stock Value.

“Purchaser Stock Value” means $15.63, representing the average closing price, as listed on the New York Stock Exchange, Inc. (“NYSE”), of the Purchaser Stock over the thirty (30) trading days immediately preceding the date hereof.

All such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive a certificate representing the shares of Purchaser Stock into which such Company Stock was converted in the Merger. Certificates previously representing shares of Company Stock shall be exchanged for certificates representing whole shares of Purchaser Stock issued in consideration therefor upon the surrender of such certificates in accordance with the provisions of Section 1.6, without interest.

(b) Each share of Purchaser Stock and any and all shares of Preferred Stock, if any, outstanding immediately prior to the Transaction shall remain issued and outstanding after the Transaction.

(c) At and after the Effective Time, the Merger shall have the effects set forth in the DGCL and as set forth in the DLLCA. The Surviving Entity shall continue to be governed by the laws of the State of Delaware and the separate limited liability company existence of the Surviving Entity with all rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. Limited liability shall be retained by the Surviving Entity.

(d) Any shares of Company Stock held in the treasury of the Company immediately prior to the Merger shall be cancelled and retired at the Effective Time and shall cease to exist and no Purchaser Stock or other consideration shall be delivered in exchange therefor.

(e) On and after the Effective Time, holders of certificates representing shares of Company Stock (the “Certificates”) immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, except the right to receive the Merger Consideration for each Company Share held by them, and all shares of Company Stock shall be cancelled as of the Effective Time.

(f) If between the date of this Agreement and the Effective Time, the outstanding shares of Company Stock or Purchaser Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of a class of shares, the Purchaser Stock Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

(g) At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Merger Sub, the Company or any holder of any shares of the Company Stock or any member’s interests of Merger Sub, all of the member’s interests of Merger Sub outstanding immediately prior to the Effective Time shall be deemed to represent all of the outstanding member’s interests of the Surviving Entity. As a result of the Merger, all Company Stock shall be cancelled as of the Effective Time.

(h) The Purchaser Stock Consideration for the Company’s Class A Common Stock is approximately $2,500,000 in the aggregate.

1.4 Escrow of Portion of Purchaser Stock Consideration. Pursuant to the terms of the Seller Indemnity Agreement, and notwithstanding anything contained herein to the contrary, at Closing, Purchaser shall deposit into escrow on behalf of the Company Stockholders the Indemnification Escrow Shares, to be held in escrow for the benefit of the Company Stockholders subject only to claims for indemnification made in accordance with the Seller Indemnity Agreement. “Indemnification Escrow Shares” means the number of shares of Purchaser Stock represented by a fraction, the numerator of which is $5,000,000, and the denominator of which is the Purchaser Stock Value. The Company Stockholders shall not be required to make any subsequent deposits of Purchaser Stock or cash into escrow. In addition, the Company Stockholders shall be entitled to receive distributions and payments of dividends on any Indemnification Escrow Shares pending release of the Indemnification Escrow Shares to the Company Stockholders.

1.5 Appraisal Rights. Pursuant to Section 228 of the DGCL, immediately prior to the date hereof, all of the Company Stockholders consented to the Merger and, accordingly, shall not be entitled to appraisal rights as a result of the Merger.

1.6 Issuance of Purchaser Stock Consideration.

(a) At Closing, Purchaser shall (i) deliver to the Company Stockholders certificates representing an aggregate number of shares of Purchaser Stock as nearly as practicable equal to the number of shares to be converted into Purchaser Stock as determined in Section 1.3(a), less (A) the Indemnification Escrow Shares and (B) the Company Debt Holdback Shares, and (ii) an amount in cash equal to the cash to be paid in lieu of fractional shares, if necessary.

(b) As soon as practicable on the day of the Closing (but after the Effective Time), each holder of Company Stock, upon surrender at Closing to Purchaser of one or more Certificates for such Company Stock for cancellation, shall receive (and the Purchaser shall deliver) the deliveries set forth in Section 1.6(a).

(c) No dividends or distributions that have been declared, if any, will be paid to persons entitled to receive certificates for shares of Purchaser Stock until such persons surrender their certificates for Company Stock, at which time all such dividends and distributions shall be paid. In no event shall the persons entitled to receive such dividends be entitled to receive interest on such dividends. If any certificate for such Purchaser Stock is to be issued in a name other than that in which the certificate for Company Stock surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay to the Purchaser any transfer or other taxes required by reason of issuance of certificates for such Purchaser Stock in a name other than the registered holder of the certificate surrendered, or shall establish to the satisfaction of the Purchaser that such tax has been paid or is not applicable. Notwithstanding the foregoing, no party hereto shall be liable to a holder of Company Stock for any Purchaser Stock or dividends thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.7 Missing Certificates. If any holder of Company Stock convertible into the right to receive the Merger Consideration is unable to deliver the certificate which represents such shares, the Purchaser shall deliver to such holder the Merger Consideration to which the holder is entitled for such shares upon presentation of the following: (a) evidence to the reasonable satisfaction of the Purchaser that any such certificate has been lost, wrongfully taken or destroyed; (b) such security or indemnity as may be reasonably requested by the Purchaser to indemnify and hold harmless the Purchaser; and (c) evidence satisfactory to the Purchaser that such person is the owner of the shares theretofore represented by each certificate claimed to be lost, wrongfully taken or destroyed and that the holder is the person who would be entitled to present such certificate for payment pursuant to this Agreement.

1.8 Certificate of Formation and Operating Agreement. The Certificate of Formation and Operating Agreement of Merger Sub in effect immediately prior to the Effective Time shall thereafter continue to be the Certificate of Formation and Operating Agreement of the Surviving Entity until duly amended further in accordance with the terms thereof and the DLLCA.

1.9 Managers and Officers. At and after the Effective Time, the manager and officers of Merger Sub holding office immediately prior to the Effective Time shall be the managers and officers of the Surviving Entity, in each case until their successors are elected or appointed and qualified. If, at the Effective Time, a vacancy shall exist with respect to the manager(s) or in any office of the Surviving Entity, such vacancy may thereafter be filled in the manner provided by Law.

1.10 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Stock shall thereafter be made.

1.11 Other Effects of Merger. The Merger shall have all further effects as specified in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Merger Sub and the Company shall vest in the Surviving Entity, and all debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Surviving Entity.

1.12 Registration Statement Prospectus/Proxy Statement and Listing Application.

(a) For the purposes of (i) registering Purchaser Stock for issuance to holders of the Company Stock in connection with the Merger with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”), and complying with applicable state securities laws, and (ii) holding the meeting of the Purchaser’s stockholders to vote upon the approval of this Agreement and the Merger and the other transactions contemplated hereby (collectively, the “Proposals”), Purchaser and the Company will cooperate in the preparation of a registration statement on Form S-4 (such registration statement, together with any and all amendments and supplements thereto, being referred to herein as the “Registration Statement”), including a prospectus/proxy statement satisfying all requirements of applicable state securities laws, the Securities Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Securities Exchange Act”). Such prospectus/proxy statement in the form mailed by the Purchaser to its stockholders, together with any and all amendments or supplements thereto, is herein referred to as the “Prospectus/Proxy Statement.”

(b) The Company will furnish Purchaser with such information concerning the Company and the Company Subsidiaries as Purchaser may reasonably request in connection with the preparation of the Prospectus/Proxy Statement. None of the information relating to the Company and the Company Subsidiaries supplied by the Company for inclusion in the Prospectus/Proxy Statement will be false or misleading with respect to any material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company agrees promptly to advise Purchaser if, at any time prior to the meeting of the stockholders of the Purchaser referenced herein, any information provided by it in the Prospectus/Proxy Statement is or becomes incorrect or incomplete in any material respect and to provide Purchaser with the information needed to correct such inaccuracy or omission.

(c) None of the information relating to Purchaser and its Subsidiaries supplied by Purchaser for inclusion in the Prospectus/Proxy Statement will be false or misleading with respect to any material fact or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Purchaser agrees promptly to advise the Company if, at any time prior to the meeting of stockholders of the Purchaser referenced herein, any information provided by it in the Prospectus/Proxy Statement is or becomes incorrect or incomplete in any material respect.

(d) The Company and Purchaser agree to cooperate in making any preliminary filings of the Prospectus/Proxy Statement with the SEC, as promptly as practicable, under the Securities Exchange Act.

(e) Purchaser will file the Registration Statement with the SEC and appropriate materials with applicable state securities agencies, if required, as promptly as practicable and will use all reasonable efforts to cause the Registration Statement to become effective under the Securities Act and all such state filed materials to comply with applicable state securities Laws. Purchaser shall provide the Company for its review a copy of the Registration Statement at least such amount of time prior to each filing thereof as is customary in transactions of the type contemplated hereby. The Company authorizes Purchaser to utilize in the Registration Statement and in all such state filed materials, the information concerning the Company and the Company Subsidiaries provided to Purchaser in connection with, or contained in, the Prospectus/Proxy Statement. Purchaser promptly will advise the Company when the Registration Statement has become effective, and of any supplements or amendments thereto, and Purchaser will furnish the Company with copies of all documents. Except for the Prospectus/Proxy Statement or the preliminary prospectus/proxy statement, and except as otherwise required by law, neither Purchaser nor the Company shall distribute any written material that might constitute a “prospectus” or “proxy solicitation material” relating to the Merger or the Proposals within the meaning of the Securities Act, the Securities Exchange Act or any applicable state securities Law without the prior written consent of the other party.

(f) Promptly after the execution of this Agreement, Purchaser shall prepare and file with the NYSE a listing application covering the shares of Purchaser Stock issuable in the Merger, and use its commercially reasonable efforts to obtain, prior to the Effective Time, approval or the listing of such shares of Purchaser Stock, subject only to official notice of issuance. The shares of Purchaser Stock comprising the Merger Consideration shall not be subject to any restrictions or other limitations that are not currently applicable to all other holders of Purchaser Stock, except for restrictions on transfer under the Securities Act, the securities laws of various states, or the rules and regulations promulgated under the foregoing.

1.13 Tax-Free Reorganization. The parties intend that the Merger qualify as a reorganization within the meaning of §368(a) of the Code. None of the parties will knowingly take any action other than any action contemplated herein that would cause the Merger to fail to qualify as a reorganization within the meaning of §368(a) of the Code.

1.14 Additional Actions. If, at any time after the Effective Time, the Surviving Entity shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Entity its right, title or interest in, to or under any of the rights, properties or assets of the Company or otherwise carry out this Agreement, the officers and directors of the Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of the Company, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Entity or otherwise to carry out this Agreement.

1.15 Company Debt.

(a) At Closing, Purchaser shall retain the Company Debt Holdback Shares, to be held for the benefit of Purchaser, but subject to reduction, in accordance with Section 1.15(b) below. “Company Debt Holdback Shares” means the number of shares of Purchaser Stock represented by a fraction, the numerator of which is $750,000, and the denominator of which is the Purchaser Stock Value.

(b) Within ten (10) business days following the Closing Date, Purchaser and Merger Sub shall determine the Final Company Debt, and shall deliver to the Company Stockholders a written statement setting forth, in reasonable detail, the actual calculation of the Company Debt as of the Closing Date (the “Final Company Debt”), together with any documents substantiating same as may be reasonably requested by the Company Stockholders. In the event the Final Company Debt exceeds the Company Debt, Purchaser and Merger Sub shall reduce the Purchaser Stock Consideration by the amount of such excess, on a dollar-for-dollar basis; provided, however, that in no event may such adjustment exceed the Company Debt Holdback Shares (the “Debt Adjustment”). Any Company Debt Holdback Shares remaining after such determination and adjustment shall be promptly delivered to the Company Stockholders, on a pro rata basis in proportion to their respective shares of Company Stock. The Merger Consideration shall be reduced by the Debt Adjustment, if any.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Notwithstanding anything contained herein to the contrary, Purchaser and Merger Sub understand that, upon consummation of the Transaction by operation of Law, the Surviving Entity shall continue to possess all of its rights to indemnification for representations and warranties made for the benefit of Company under the Stock Purchase Agreement. Accordingly, except as set forth in the disclosure schedule from the Company to Purchaser to be delivered upon the execution of this Agreement, which sets forth certain disclosures concerning the Company and its business (the “Company Disclosure Schedule”), and solely with respect to the period commencing on November 10, 2003 (but except with respect to the representations and warranties set forth in Sections 2.6 and 2.19 which shall be governed by different temporal restrictions as set forth therein), the Company hereby represents and warrants to Purchaser and Merger Sub as follows:

2.1 Organization and Good Standing. Section 2.1 of the Company Disclosure Schedule contains a complete and accurate list for Company and each Company Subsidiary of its name, its jurisdiction of incorporation or formation, other jurisdictions in which it is authorized to do business, and its capitalization (including the identity of each stockholder and the number of shares held by each) and accurately depicts the ownership relationships among the Company and each of the Company Subsidiaries. Company and each Company Subsidiary is a corporation or limited liability company duly organized, validly existing, and in good standing under the laws of its jurisdiction of formation, with full power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under Applicable Contracts. Company and each Company Subsidiary is duly qualified to do business as a foreign entity and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification. Company has delivered to Purchaser copies of the Organizational Documents of Company and each Company Subsidiary, as currently in effect.

2.2 Authority; No Conflict.

(a) This Agreement constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms. The Company has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement.

(b) Except as set forth in Section 2.2 of the Company Disclosure Schedule and except as described in Section 2.29, neither the execution and delivery of this Agreement nor the consummation or performance of the Merger will, directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of the Company or any Company Subsidiary, or (B) any resolution adopted by the board of directors or the stockholders of the Company or any Company Subsidiary;

(ii) contravene, conflict with, or result in a violation of, or give any Governmental Authority or other Person the right to challenge the Merger or to exercise any remedy or obtain any relief under, any Law or any Order to which the Company or any Company Subsidiary, or any of the assets owned or used by the Company or any Company Subsidiary, may be subject;

(iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by Company or any Company Subsidiary or that otherwise relates to the business of, or any of the assets owned or used by, Company or any Company Subsidiary;

(iv) with the exception of certain financing leases identified on Section 2.2 of the Company Disclosure Schedule, contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; or

(v) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by the Company or any Company Subsidiary.

(c) Except as set forth in Section 2.2 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is or will be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of the Merger.

(d) Company has taken all actions necessary under the DGCL to adopt and approve this Agreement, the Merger and the transactions contemplated by this Agreement. To the knowledge of Company, no other “fair price,” “moratorium,” or other similar anti-takeover statute or regulation prohibits (by reason of the Company’s participation therein) the Merger or the other transactions contemplated by this Agreement.

2.3 Capitalization.

(a) The authorized equity securities of the Company consist of 1,000 shares of Class A common stock, and 19,000 shares of Class B common stock, par value $1.00 per share, of which four (4) Class A shares of common stock and three hundred ninety-six (396) Class B shares of common stock are issued and outstanding and constitute the Company Stock. The four (4) Class A shares of common stock of the Company are the only outstanding voting securities of the Company, and the shares of Class B common stock do not have any voting rights except as required under the DGCL. With the exception of the Company Stock (which are owned by the Company Stockholders), all of the outstanding equity securities and other securities of each Company Subsidiary are owned of record and beneficially by one or more of the Company or the Company Subsidiaries, free and clear of all Encumbrances. No legend or other reference to any purported Encumbrance appears upon any certificate representing equity securities of the Company or any Company Subsidiary. All of the outstanding equity securities of the Company and each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable. There are no Contracts relating to the issuance, sale, or transfer of any equity securities or other securities of the Company or any Company Subsidiary. Neither the Company nor any Company Stockholder are a party to any option, warrant, purchase right, or other agreement that would require any of them to sell, transfer or otherwise dispose of the Company Stock nor a party to any voting trust, any proxy or agreement with respect to the Company Stock (other than this Agreement or the Shareholders Agreement). None of the outstanding equity securities or other securities of the Company or any Company Subsidiary was issued in violation of the Securities Act or any other Law. Neither the Company nor any Company Subsidiary owns, or has any Contract to acquire, any equity securities or other securities of any Person (other than a Company Subsidiary) or any direct or indirect equity or ownership interest in any other business.

(b) The Company directly owns all of the capital stock of A and G, Inc., an Illinois corporation, and all of the shares of capital stock or membership interests in the Company Subsidiaries as set forth on Section 2.2 of the Company Disclosure Schedule, free and clear of all Encumbrances. Except for the assets set forth in the immediately preceding sentence and the liabilities identified on Section 2.3(b) of the Company Disclosure Schedule, the Company does not have any other assets or liabilities and has not had any other assets or liabilities since the Company’s date of incorporation.

2.4 Financial Statements. The Company has delivered to Purchaser: (a) audited balance sheets of the Company and for each Company Subsidiary as at December 31 2003 (including the notes thereto, the “Balance Sheet”), plus a combined financial statement for the period ending December 31 2003 and the related audited consolidated statements of income, changes in stockholders’ equity, and cash flow for each of the fiscal years then ended, together with the report thereon of Moss Adams LLP, independent certified public accountants, and (b) an unaudited consolidated balance sheet of the Company and each Company Subsidiary as at May 31, 2004 (the “Interim Balance Sheet”) and the related unaudited consolidated statements of income, changes in stockholders’ equity, and cash flow for the five (5) months then ended, including in each case the notes thereto (collectively, the “Financial Statements”) all of which are attached hereto as Section 2.4 of the Company Disclosure Schedule. Except with respect to the distribution provided for in Section 5.16, such Financial Statements and notes fairly present, in all material respects, the financial condition and the results of operations, changes in stockholders’ equity, and cash flow of the Company and each Company Subsidiary as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of notes (that, if presented, would not differ materially from those included in the Balance Sheet); the Financial Statements reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements. No financial statements of any Person other than the Company Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.

2.5 Books and Records. The books of account, minute books, stock record books, and other records of the Company and each Company Subsidiary have been made available to Purchaser. As of the Effective Time, all of those books and records will be in the possession of the Merger Sub.

2.6 Title to Properties; Encumbrances.

(a) Section 2.6 of the Company Disclosure Schedule contains a complete and accurate list of all of the Acquired Facilities. The Company has delivered or made available to Purchaser copies of the instruments by which the Company and/or each Company Subsidiary acquired leasehold interests in such Acquired Facilities. The Company and/or each Company Subsidiary own all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) that they purport to own located in the facilities owned or operated by the Company and/or each Company Subsidiary or reflected as owned in the books and records of the Company and/or each Company Subsidiary, including all of the properties and assets reflected in the Balance Sheet and the Interim Balance Sheet (except for assets held under capitalized leases disclosed or not required to be disclosed in Section 2.6 of the Company Disclosure Schedule and personal property sold since the date of the Balance Sheet and the Interim Balance Sheet, as the case may be, in the Ordinary Course of Business), and all of the properties and assets purchased or otherwise acquired by the Company and any Company Subsidiary since the date of the Balance Sheet (except for personal property acquired and sold since the date of the Balance Sheet in the Ordinary Course of Business and consistent with past practice), which subsequently purchased or acquired properties and assets (other than inventory and short-term investments) are listed in Section 2.6 of the Company Disclosure Schedule. Since November 10, 2003 (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003), all material properties and assets reflected in the Balance Sheet and the Interim Balance Sheet are free and clear of all Encumbrances, except for (a) mortgages or security interests shown on the Balance Sheet or the Interim Balance Sheet as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (b) mortgages or security interests incurred in connection with the purchase of property or assets after the date of the Interim Balance Sheet (such mortgages and security interests being limited to the property or assets so acquired), with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (c) liens for current taxes not yet due, and (d) with respect to real property, (i) minor imperfections of title, if any, none of which is substantial in amount, materially detracts from the value or impairs the use of the property subject thereto, or impairs the operations the Company or any Company Subsidiary, and (ii) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto.

(b) With respect to any Facilities owned by the Mexican Companies, since November 10, 2003 (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003), each Mexican Company that owns such Facilities has clear unencumbered title thereto, and each such Company has verified that all formalities and requirements were duly observed and obtained when purchasing such real property, including without limitation, all approvals by collective land-owners (Ejidatarios), all appropriate registrations in the applicable Real Property Registry and payment of all applicable transfer taxes.

(c) Notwithstanding anything contained in this Section 2.6 to the contrary, for purposes of this Section 2.6 only, “knowledge” shall mean the actual knowledge of Roger Brown only for the period commencing June 30, 2001 and ending on November 9, 2003, and shall not include any knowledge or facts constructively known or imputed to him.

2.7 Condition and Sufficiency of Assets. Since November 10, 2003, to the Company’s knowledge, neither the Company nor any Company Subsidiary has received written notice that the buildings, plants, structures, and equipment of the Company and each Company Subsidiary are not structurally sound, not in good operating condition and repair, or are inadequate for the uses to which they are being put, nor since November 10, 2003, to the Company’s knowledge, neither the Company nor any Company Subsidiary has received written notice that any of such buildings, plants, structures, or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. Upon consummation of the Merger, Surviving Entity shall possess all of the assets necessary to operate the Business in the manner presently operated by the Company and the Company Subsidiaries. Notwithstanding anything contained in this Section 2.7 to the contrary, in no event shall Company be liable for a breach of the representations and warranties set forth in this Section 2.7 unless and until the damages or losses related thereto exceed $250,000.

2.8 Accounts Receivable.

(a) Except as adequately reserved on the Interim Balance Sheet, all Accounts Receivable (which do not include Factored Accounts) that are reflected on the Interim Balance Sheet represent or will represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. Unless paid prior to the Closing Date, to the Company’s knowledge, the Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserves shown on the Balance Sheet or the Interim Balance Sheet or on the accounting records of the Company and each Company Subsidiary as of the Closing Date (which reserves are adequate and calculated consistent with past practice). There is no contest, claim, or right of set-off, other than returns in the Ordinary Course of Business, under any Contract with any obligor of an Accounts Receivable relating to the amount or validity of such Accounts Receivable. Section 2.8(a) of the Company Disclosure Schedule contains a complete and accurate list of all Accounts Receivable as of the date of the Interim Balance Sheet, which list sets forth the aging of such Accounts Receivable.

(b) Except for any reserves, as reflected on Section 2.8(b) of the Company Disclosure Schedule, which apply to Factored Accounts and are reflected on the Financial Statements, all Factored Accounts that are reflected on the Financial Statements represent or will represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. There is no contest, claim, or right of set-off, other than returns in the Ordinary Course of Business, under any Contract with any factor of a Factored Account relating to the workmanship or suitability of the products related to such Factored Account. Section 2.8(b) of the Company Disclosure Schedule contains a complete and accurate list of all Factored Accounts as of the date of the Interim Balance Sheet.

(c) Notwithstanding anything contained in this Section 2.8 to the contrary, in no event shall Company be liable for a breach of the representations and warranties set forth in this Section 2.8 unless and until the damages or losses related thereto exceed the A/R Basket.

2.9 Inventory. Except as set forth in Section 2.9 of the Company Disclosure Schedule and adequately reserved on the Interim Balance Sheet and to the Company’s knowledge: (a) all inventory of the Company and each Company Subsidiary reflected in the Balance Sheet or the Interim Balance Sheet consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete items and items of below-standard quality; and (b) the quantities of each item of inventory (whether raw materials, work-in-process, or finished goods) reflected on the Interim Balance Sheet are consistent with the past operating practice of the Business and are reasonable in the present circumstances of the Business. Notwithstanding anything contained in this Section 2.9 to the contrary, in no event shall Company be liable for a breach of the representations and warranties set forth in this Section 2.9 unless and until the damages or losses related thereto exceed the Inventory Basket.

2.10 No Undisclosed Liabilities. Except as set forth in Section 2.10 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) which have arisen or accrued since November 10, 2003 and which are the types of liabilities under GAAP that should be reflected on the Balance Sheet, except for liabilities or obligations reflected or reserved against in the Balance Sheet or the Interim Balance Sheet recorded in accordance with GAAP consistently applied for the period thereof, and current liabilities incurred in the Ordinary Course of Business since the respective dates thereof. Since the date of the Interim Balance Sheet, neither the Company nor any Company Subsidiary has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company or any Company Subsidiary.

2.11 Taxes.

(a) Except as set forth in Section 2.11 of the Company Disclosure Schedule, the Company and each Company Subsidiary has filed or caused to be filed (on a timely basis) Tax Returns that are or were required to be filed by or with respect to any of them since November 10, 2003, either separately or as a member of a group of corporations, pursuant to applicable Laws. The Company has delivered to Purchaser copies of, and Section 2.11 of the Company Disclosure Schedule contains a complete and accurate list of, all such Tax Returns relating to income or franchise taxes filed since November 10, 2003. The Company and each Company Subsidiary have paid, or made provision for the payment of, all Taxes that have or may have become due pursuant to those Tax Returns or otherwise, or pursuant to any assessment received by the Company or any Company Subsidiary with respect to the periods covered by such Tax Returns, except such Taxes, if any, as are listed in Section 2.11 of the Company Disclosure Schedule and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the Balance Sheet and the Interim Balance Sheet.

(b) Section 2.11 of the Company Disclosure Schedule contains a complete and accurate list of all audits of all Tax Returns, including a reasonably detailed description of the nature and outcome of each audit. All deficiencies proposed as a result of such audits have been paid, reserved against, settled, or, as described in Section 2.11 of the Company Disclosure Schedule, are being contested in good faith by appropriate proceedings. Section 2.11 of the Company Disclosure Schedule describes all adjustments to the United States federal income Tax Returns filed by the Company or any Company Subsidiary or any group of corporations including the Company or any Company Subsidiary for Tax Returns covering any taxable periods (a) in the case of the Company, commencing on or after formation and (b) in the case of any Company Subsidiary, commencing since November 10, 2003, and in each case the resulting deficiencies proposed by the IRS. Except as described in Section 2.11 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes of the Company or any Company Subsidiary or for which the Company or any Company Subsidiary may be liable.

(c) There exists no proposed tax assessment against the Company or any Company Subsidiary except as disclosed in the Balance Sheet or in Section 2.11 of the Company Disclosure Schedule. No consent to the application of §341(f)(2) of the Code has been filed with respect to any property or assets held, acquired, or to be acquired by the Company or any Company Subsidiary. All Taxes that the Company or any Company Subsidiary is or was required by Law since November 10, 2003 to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Authority or other Person, except as disclosed in the Balance Sheet or in Section 2.11 of the Company Disclosure Schedule.

(d) Except as set forth in Section 2.11 of the Company Disclosure Schedule, there is no (i) material claim for Taxes that is a Lien against the property or assets of the Company or Company Subsidiary or that is being asserted against the Company or Company Subsidiary other than liens for Taxes not yet due and payable; (ii) audit, administrative proceeding or court proceeding with respect to any Taxes or Tax Returns of the Company or Company Subsidiary that is being conducted or is pending and no Governmental Authority responsible for the imposition of any Tax has asserted against the Company or Company Subsidiary any material deficiency or claim for Taxes; or (iii) agreement, contract or arrangement to which the Company or Company Subsidiary are a party that would result in the payment of any amount that would not be deductible by reason of Code §§162(m) or 280G as a result of the transactions contemplated by this Agreement.

(e) No claim or notice has been submitted by a Governmental Authority in a jurisdiction where the Company or Company Subsidiary have not filed Tax Returns that it is or may be subject to taxation by that jurisdiction.

(f) Except with respect to the power of attorney granted to Moss Adams in connection with that certain Form 8300 review by the IRS and certain other standard powers of attorney granted in connection with certain Franchise Tax Board and IRS audits, no power of attorney has been granted by the Company or Company Subsidiary with respect to any matters relating to Taxes that is currently in effect.

(g) Neither the Company nor Company Subsidiary has filed any disclosures under Code §§6662 or 6011 or comparable provisions of state, local or foreign Law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return.

(h) The Company has been an S corporation, within the meaning of Code §1361(a)(1) at all times since October 9, 2003 and the Company will be an S corporation up to and including the Closing Date. The Company made a valid election under Code §1361(b)(3) on January 20, 2004 for A and G, Inc. effective November 10, 2003 to be treated as a qualified Subchapter S Subsidiary and A and G, Inc. has remained a qualified Subchapter S Subsidiary at all times since such time and will remain as such up to and including the taxable period ending on the Closing Date. In addition, the Company made a valid election under Code §1361(b)(3) on May 7, 2004 for the Great Pumpkin, Inc. to be treated as a qualified Subchapter S Subsidiary and the Great Pumpkin, Inc. has remained a qualified Subchapter S Subsidiary at all times up to and including the taxable period ending on the Closing Date.

(i) The Company or Company Subsidiary has timely filed or will timely file before Closing, Forms 8023 and 8883 with the IRS as required pursuant to Section 2.6 of the Stock Purchase Agreement.

(j) Except as set forth in Section 2.11 of the Company Disclosure Schedule, all Tax Returns filed by (or that include on a consolidated basis) the Company or any Company Subsidiary with respect to any period beginning on or after October 9, 2003 are true, correct, and complete in all material respects. There is no tax sharing agreement that will require any payment by the Company or any Company Subsidiary after the date of this Agreement and neither the Company or any Company Subsidiary incurred any liability for Taxes of any Person under Treasury Regulation 1.1502-6 (or any similar laws) or as a transferee or successor or by contract except as disclosed on Schedule 2.11 of the Company Disclosure Schedule.

2.12 No Material Adverse Change. Except as set forth in Section 2.12 of the Company Disclosure Schedule, since the date of the Balance Sheet, there has not been any material adverse change in the business, operations, properties, prospects, assets, or condition of the Company or any Company Subsidiary, and no event has occurred or circumstance exists that is reasonably likely to result in such a material adverse change.

2.13 Employee Benefits.

(a) As used in this Section 2.13, the following terms have the meanings set forth below.

“Company Other Benefit Obligation” means any Other Benefit Obligation of which the Company or any Company Subsidiary or an ERISA Affiliate is or ever was a Plan Sponsor or otherwise does or ever has adopted, maintained, participates or has participated in, contributes to or has contributed to, or has any liability with respect to.

“Company Plan” means all Plans of which the Company or any Company Subsidiary or an ERISA Affiliate is or ever was a Plan Sponsor or otherwise does or ever has adopted, maintained, participates or has participated in, contributes to or has contributed to, or has any liability with respect to. All references to Plans are to Company Plans unless the context requires otherwise.

“ERISA Affiliate” means any Person that, together with the Company or any Company Subsidiary, would be treated as a single employer under Code §414.

“Multi-Employer Plan” has the meaning given in ERISA §3(37)(A).

“Other Benefit Obligations” means all obligations, arrangements, or customary practices, whether or not legally enforceable, to provide benefits, other than salary, as compensation for services rendered, to present or former directors, employees, or agents, other than obligations, arrangements, and practices that are Plans. Other Benefit Obligations include consulting agreements under which the compensation paid does not depend upon the amount of service rendered, sabbatical policies, severance payment policies, VEBAs, retiree benefits, and fringe benefits within the meaning of Code §132.

“PBGC” means the Pension Benefit Guaranty Corporation, or any successor thereto.

“Pension Plan” has the meaning given in ERISA §3(2)(A).

“Plan” has the meaning given in ERISA §3(3).

“Plan Sponsor” has the meaning given in ERISA §3(16)(B).

“Qualified Plan” means any Plan that meets or purports to meet the requirements of Code §401(a).

“Title IV Plans” means all Pension Plans that are subject to Title IV of ERISA, 29 U.S.C. §1301 et seq., other than Multi-Employer Plans.

“VEBA” means a voluntary employees’ beneficiary association under Code §501(c)(9).

“Welfare Plan” has the meaning given in ERISA §3(1).

(b)

(i) Except for the plans disclosed in Section 2.13(i) of the Company Disclosure Schedule, the Company, each Company Subsidiary and any ERISA Affiliates do not have and have not since November 10, 2003 established, maintained, participated in or otherwise contributed to or have any liability with respect to any Plan or Other Benefit Obligation. Section 2.13(i) of the Company Disclosure Schedule contains a complete and accurate list of all Company Plans and Company Other Benefit Obligations, and identifies as such all Plans that are maintained by the Company and any Company Subsidiary and that are (A) defined benefit Pension Plans, (B) Qualified Plans, (C) Title IV Plans, or (D) Multi-Employer Plans.

(ii) Section 2.13(ii) of the Company Disclosure Schedule sets forth the financial cost of all obligations owed under any Company Plan or Company Other Benefit Obligation that is not subject to the disclosure and reporting requirements of ERISA.

(c) The Company has delivered to Purchaser, or will deliver to Purchaser within ten (10) days of the date of this Agreement:

(i) all documents that set forth the terms of each Company Plan, Company Other Benefit Obligation and any related trust, including (A) all plan descriptions and summary plan descriptions of Company Plans for which the Company or any Company Subsidiary are required to prepare, file, and distribute plan descriptions and summary plan descriptions, and (B) all summaries and descriptions furnished to participants and beneficiaries regarding Company Plans, and Company Other Benefit Obligations for which a plan description or summary plan description is not required;

(ii) all personnel, payroll, and employment manuals and policies;

(iii) all collective bargaining agreements pursuant to which contributions have been made or obligations incurred (including both pension and welfare benefits) by the Company or any Company Subsidiary and any ERISA Affiliates, and all collective bargaining agreements pursuant to which contributions are being made or obligations are owed by such entities;

(iv) a written description of any Company Plan or Company Other Benefit Obligation that is not otherwise in writing;

(v) all registration statements filed with respect to any Company Plan since November 10, 2003;

(vi) all insurance policies purchased by or to provide benefits under any Company Plan;

(vii) all contracts with third party administrators, actuaries, investment managers, consultants, and other independent contractors that relate to any Company Plan, or Company Other Benefit Obligation;

(viii) all reports submitted since November 10, 2003 by third party administrators, actuaries, investment managers, consultants, or other independent contractors with respect to any Company Plan or Company Other Benefit Obligation;

(ix) the Form 5500 filed since November 10, 2003 with respect to each Company Plan, including all schedules thereto and the opinions of independent accountants;

(x) all notices that were given by the Company, any Company Subsidiary or any ERISA Affiliate or any Company Plan to the IRS, the Department of Labor, any other governmental agency, or any participant or beneficiary, pursuant to statute, since November 10, 2003, including notices that are expressly mentioned elsewhere in this Section 2.13;

(xi) all notices that were given by the IRS, the Department of Labor or any other government agency relating to any Plan to the Company, any Company Subsidiary, any ERISA Affiliate, or any Company Plan since November 10, 2003; and

(xii) with respect to Qualified Plans, the most recent determination letter for each Plan of the Company or any Company Subsidiary that is a Qualified Plan.

(d) Except as set forth in Section 2.13(iii) of the Company Disclosure Schedule:

(i) The Company and each Company Subsidiary have performed all of their respective obligations under all Company Plans and Company Other Benefit Obligations since November 10, 2003. Since November 10, 2003, the Company and each Company Subsidiary have made appropriate entries in their financial records and statements for all obligations and liabilities under such Plans and Obligations that have accrued but are not due.

(ii) Since November 10, 2003, no statement, either written or oral, has been made by the Company or any Company Subsidiary to any Person with regard to any Plan or Other Benefit Obligation that was not in accordance with the Plan or Other Benefit Obligation and that could have an adverse economic consequence to the Company or any Company Subsidiary or to Purchaser.

(iii) The Company and each Company Subsidiary, with respect to all Company Plans, and Company Other Benefits Obligations, are, and each Company Plan, and Company Other Benefit Obligation, is, in full compliance with ERISA, the Code, and other applicable Laws including the provisions of such Laws expressly mentioned in this Section 2.13, and with any applicable collective bargaining agreement.

(A) No transaction prohibited by ERISA §406 and no “prohibited transaction” under Code §4975(c) have occurred with respect to any Company Plan or Company Other Benefit Obligation since November 10, 2003.

(B) Neither Company, any Company Subsidiary or ERISA Affiliate has any liability to the IRS with respect to any Plan, including any liability imposed by Chapter 43 of the Code.

(C) Since November 10, 2003, all filings required by ERISA and the Code as to each Plan have been timely filed, and all notices and disclosures to participants required by either ERISA or the Code have been timely provided.

(D) All contributions and payments made or accrued since November 10, 2003 with respect to all Company Plans, and Company Other Benefit Obligations are deductible under Code §162 or §404. No amount, or any asset of any Company Plan or Company Other Benefit Obligation, is subject to tax as unrelated business taxable income.

(iv) Each Company Plan or Company Other Benefit Obligation can be amended or modified at any time and each Company Plan or Company Other Benefit Obligation can be terminated within thirty (30) days, without payment of any additional contribution or amount and without the vesting or acceleration of any benefits promised by such Plan.

(v) Since November 10, 2003, there has been no establishment or amendment of any Company Plan or Company Other Benefit Obligation.

(vi) Since November 10, 2003, no event has occurred or circumstance exists that could result in a material increase in premium costs of Company Plans and Company Other Benefit Obligations that are insured, or a material increase in benefit costs of such Plans and Obligations that are self-insured.

(vii) Other than claims for benefits submitted by participants or beneficiaries, no claim against, audits or legal proceeding involving, any Company Plan, or Company Other Benefit Obligation is pending or, to the Company’s knowledge, is Threatened.

(viii) Each Qualified Plan of the Company, each Company Subsidiary and ERISA Affiliate is qualified in form and operation under Code §401(a); each trust for each such Plan is exempt from federal income tax under Code §501(a). Since November 10, 2003, no event has occurred or circumstance exists that will or could give rise to disqualification or loss of tax-exempt status of any such Plan or trust.

(ix) None of the Company, any Company Subsidiary or ERISA Affiliate has knowledge of any facts or circumstances that is reasonably likely to give rise to any liability of the Company, any Company Subsidiary, ERISA Affiliate or Purchaser to the PBGC under Title IV of ERISA.

(x) Neither Company, nor any Company Subsidiary or any ERISA Affiliate has ever established, maintained, or contributed to or otherwise participated in, or had an obligation to maintain, contribute to, or otherwise participate in, any Title IV Plan or any Multi-Employer Plan.

(xi) Except to the extent required under ERISA §601 et seq. and Code §4980B, none of Company, any Company Subsidiary or ERISA Affiliate provides health or welfare benefits for any retired or former employee or is obligated to provide health or welfare benefits to any active employee following such employee’s retirement or other termination of service.

(xii) The Company, all Company Subsidiaries and ERISA Affiliates have complied with the provisions of ERISA §601 et seq. and Code §4980B.

(xiii) No payment that is owed or may become due to any director, officer, employee, or agent of the Company or any Company Subsidiary will be non-deductible to the Company or any Company Subsidiary or subject to tax under Code §280G or §4999; nor will the Company or any Company Subsidiary be required to “gross up” or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person.

(xiv) The consummation of the Merger will not result in the payment, vesting, or acceleration of any benefit.

(e) Except for the plans disclosed in Section 2.13(e) of the Company Disclosure Schedule (the “Mexican Employee Plans”), the Mexican Companies do not maintain or otherwise contribute to, or have any liability with respect to, any employee benefit plan, which covers or covered any employee of any of the Mexican Companies or any employee of any trade or business in Mexico. Except for the plans disclosed in Section 2.13(e) of the Company Disclosure Schedule, with respect to each Mexican Employee Plan, the Company has previously furnished to Purchaser true, complete and correct copies of: (i) the plan documents; (ii) the summary plan descriptions; (iii) any applicable trust agreement or insurance contract(s); (iv) the three (3) most recent actuarial valuations, if applicable; (v) the latest financial statements; (vi) the three (3) most recent applicable Tax forms and returns, together with all schedules, exhibits and attachments; and (vii) all documents not otherwise described above in this Section which have been filed with any tax or labor entity or authority over the last five (5) years.

(f) Except for the plans disclosed in Section 2.13(f) of the Company Disclosure Schedule, the Mexican Companies are in compliance in all material respects with all labor, Mexican-Social Security (IMSS) or Federal Housing Fund (INFONAVIT) laws, all other tax laws and all applicable regulations currently in effect regarding the same and with all agreements and instruments applicable to any Mexican Employee Plan. The Mexican Companies have made all contributions or paid all amounts due and owing as required by the terms of any Mexican Employee Plan or any benefit or other arrangement, and the Mexican Companies have made all salary deferral contributions elected by its employees and made all employer contributions accrued under any applicable Mexican Employee Plan, Mexican Social Security law, Federal Housing Law and all other mandatory programs attributable to compensation paid or payable by the Mexican Companies to their employees or to participants in that Mexican Employee Plan within the time period provided by applicable law.

(g) Except for the plans disclosed in Section 2.13(g) of the Company Disclosure Schedule, there have been no amendments to any Mexican Employee Plan which would materially increase the total present value of vested and nonvested benefits thereunder since the most recent valuation date or accounting date of such Mexican Employee Plan.

(h) Neither the Mexican Companies, the Company nor any other person or entity have done any act or have failed to do any act or thing with respect to any of the Mexican Employee Plans which act or failure to act is in violation of any labor or tax laws, or any other law, statute, order, governmental rule or regulation, and which has given rise, or in the future would give rise, to any obligation on the Company, Merger Sub or Purchaser or result in any liability to Company, Merger Sub or Purchaser or the Mexican Companies.

(i) Except as required by law, each Mexican Employee Plan may be amended or terminated at any time and in any manner without liability to the Mexican Companies, Purchaser or Company and participants and beneficiaries have been notified of any such amendment and termination which has occurred prior to the date hereof

2.14 Compliance With Laws; Governmental Authorizations.

(a) Except as set forth in Section 2.14 of the Company Disclosure Schedule:

(i) the Company and each Company Subsidiary is, and at all times since November 10, 2003 has been, in material compliance with each Law (including, but not limited to, the Foreign Corrupt Practices Act, as amended) that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets;

(ii) no event has occurred since November 10, 2003 or circumstance exists that (with or without notice or lapse of time) (A) is reasonably likely to constitute or result in a violation by the Company or any Company Subsidiary of, or a failure on the part of the Company or any Company Subsidiary to be in material compliance with, any Law, or (B) is reasonably likely to give rise to any obligation on the part of the Company or any Company Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

(iii) none of the Company nor any Company Subsidiary has received, at any time since November 10, 2003, any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding (A) any actual, alleged, possible, or potential violation of, or failure to be in material compliance with, any Law, or (B) any actual, alleged, possible, or potential obligation on the part of the Company or any Company Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(b) Section 2.14 of the Company Disclosure Schedule contains a complete and accurate list of each Governmental Authorization that is held by the Company and any Company Subsidiary or that otherwise relates to the business of, or to any of the assets owned or used by, the Company and any Company Subsidiary. Each Governmental Authorization listed or required to be listed in Section 2.14 of the Company Disclosure Schedule is valid and in full force and effect. Except as set forth in Section 2.14 of the Company Disclosure Schedule:

(i) the Company and each Company Subsidiary is, and at all times since November 10, 2003 has been, in material compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Section 2.14 of the Company Disclosure Schedule;

(ii) no event has occurred since November 10, 2003, or circumstance exists, that is reasonably likely to (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to be in material compliance with any term or requirement of any Governmental Authorization listed or required to be listed in Section 2.14 of the Company Disclosure Schedule, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of, or any modification to, any Governmental Authorization listed or required to be listed in Section 2.14 of the Company Disclosure Schedule;

(iii) none of the Company or any Company Subsidiary has received, at any time since November 10, 2003, any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding (A) any actual, alleged, possible, or potential violation of or failure to be in material compliance with any term or requirement of any Governmental Authorization, or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Governmental Authorization; and

(iv) all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Section 2.14 of the Company Disclosure Schedule have been duly filed on a timely basis with the appropriate Governmental Bodies, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Governmental Bodies.

The Governmental Authorizations listed in Section 2.14 of the Company Disclosure Schedule collectively constitute all of the Governmental Authorizations necessary to permit the Company and each Company Subsidiary to lawfully conduct and operate their businesses in the manner they currently conduct and operate such businesses and to permit the Company and each Company Subsidiary to own and use their assets in the manner in which they currently own and use such assets.

2.15 Legal Proceedings; Orders.

(a) Except as set forth in Section 2.15 of the Company Disclosure Schedule, there is no pending Proceeding:

(i) that has been commenced by or against the Company or any Company Subsidiary or that otherwise relates to or is reasonably likely to affect the business of, or any of the assets owned or used by, the Company or any Company Subsidiary and which would have a material adverse effect on any Company Subsidiary or its assets; or

(ii) that challenges, or that is reasonably likely to have the effect of preventing, delaying, making illegal, or otherwise interfering with, the Merger.

To the knowledge of Company, since November 10, 2003, (1) no such Proceeding has been Threatened, and (2) no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Proceeding. The Company has delivered to Purchaser copies of all pleadings, correspondence, and other documents relating to each Proceeding listed in Section 2.15 of the Company Disclosure Schedule. The Proceedings listed in Section 2.15 of the Company Disclosure Schedule that have arisen since November 10, 2003 will not have a material adverse effect on the business, operations, assets, condition or prospects of the Company or any Company Subsidiary.

(b) Except as set forth in Section 2.15 of the Company Disclosure Schedule:

(i) there is no Order to which the Company or any Company Subsidiary, or any of the assets owned or used by the Company or any Company Subsidiary, is subject and which Order would have a material adverse effect on the Company or any Company Subsidiary or its assets; and

(ii) to the knowledge of the Company, no officer, director, agent or employee of the Company or any Company Subsidiary is subject to any Order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any Company Subsidiary.

(c) Except as set forth in Section 2.15 of the Company Disclosure Schedule:

(i) The Company and each Company Subsidiary is, and at all times since November 10, 2003 has been, in material compliance with all of the terms and requirements of each Order to which it, or any of the assets owned or used by it, is or has been subject;

(ii) no event has occurred or circumstance exists that is reasonably likely to constitute or result in (with or without notice or lapse of time) a material violation of or failure to be in material compliance with any term or requirement of any Order to which the Company or any Company Subsidiary, or any of the assets owned or used by the Company or any Company Subsidiary, is subject; and

(iii) none of the Company or any Company Subsidiary has received, at any time since November 10, 2003, any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any term or requirement of any Order to which the Company or any Company Subsidiary, or any of the assets owned or used by the Company or any Company Subsidiary, is or has been subject and which violation or failure would have a material adverse effect on the Company or any Company Subsidiary or its assets.

2.16 Absence of Certain Changes And Events. Except as set forth in Section 2.16 of the Company Disclosure Schedule, since the date of the Interim Balance Sheet, the Company and each Company Subsidiary has conducted their businesses only in the Ordinary Course of Business and there has not been any:

(a) change in any Company or any Company Subsidiary’s authorized or issued capital stock or equity interests; grant of any stock option or right to purchase shares of capital stock of the Company or any Company Subsidiary; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement or other acquisition by the Company or any Company Subsidiary of any shares of any such capital stock or equity interests; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock or equity interests;

(b) amendment to the Organizational Documents of the Company or any Company Subsidiary;

(c) payment or increase by the Company or any Company Subsidiary of any bonuses, salaries, dividends or other compensation to any stockholder, director, officer or (except in the Ordinary Course of Business) employee or entry into any employment, severance or similar Contract with any director, officer or employee;

(d) adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of the Company or any Company Subsidiary;

(e) damage to or destruction or loss of any asset or property of the Company or any Company Subsidiary, whether or not covered by insurance, materially and adversely affecting the properties, assets, business, financial condition, or prospects of the Company or any Company Subsidiary, taken as a whole;

(f) entry into, termination of, or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (ii) any Contract or transaction involving a total remaining commitment by or to the Company or any Company Subsidiary of at least $50,000;

(g) sale (other than sales of inventory in the Ordinary Course of Business), lease, or other disposition of any asset or property of the Company or any Company Subsidiary or mortgage, pledge, or imposition of any lien or other encumbrance on any material asset or property of the Company or any Company Subsidiary, including the sale, lease, or other disposition of any of the Intellectual Property Assets;

(h) cancellation or waiver of any claims or rights with a value to the Company or any Company Subsidiary in excess of $50,000;

(i) material change in the accounting methods used by the Company or any Company Subsidiary; or

(j) agreement, whether oral or written, by the Company or any Company Subsidiary to do any of the foregoing.

2.17 Contracts; No Defaults.

(a) Section 2.17(a) of the Company Disclosure Schedule contains a complete and accurate list, and Company has delivered to Purchaser true and complete copies, of:

(i) each Applicable Contract that involves performance of services or delivery of goods or materials by the Company or one or more Company Subsidiary of an amount or value in excess of $50,000 or with a remaining term of more than twelve (12) months, other than Company Applicable Contracts entered into in the Ordinary Course of Business;

(ii) each Applicable Contract that involves performance of services or delivery of goods or materials to the Company or one or more Company Subsidiary of an amount or value in excess of $50,000 or with a remaining term of more than twelve (12) months, other than Company Applicable Contracts entered into in the Ordinary Course of Business;

(iii) each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Applicable Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $50,000 and with terms of less than one year);

(iv) each licensing agreement or other Applicable Contract with respect to patents, trademarks, copyrights or other intellectual property, including agreements with current or former employees, consultants or contractors regarding the appropriation or the non-disclosure of any of the Intellectual Property Assets;

(v) each collective bargaining agreement and other Applicable Contract to or with any labor union or other employee representative of a group of employees;

(vi) each joint venture, partnership, and other Applicable Contract (however named) involving a sharing of profits, losses, costs or liabilities by the Company or any Company Subsidiary with any other Person;

(vii) each Applicable Contract containing covenants that in any way purport to restrict the business activity of the Company and any Company Subsidiary or any Affiliate of the Company or any Company Subsidiary or limit the freedom of the Company or any Company Subsidiary or any Affiliate of the Company or any Company Subsidiary to engage in any line of business or to compete with any Person;

(viii) each Applicable Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods;

(ix) each power of attorney that is currently effective and outstanding;

(x) each Applicable Contract entered into other than in the Ordinary Course of Business that contains or provides for an express undertaking by the Company or any Company Subsidiary to be responsible for consequential damages;

(xi) each Applicable Contract for capital expenditures in excess of $50,000 or with a remaining term of more than twelve (12) months, other than Company Applicable Contracts entered into in the Ordinary Course of Business;

(xii) each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by the Company and any Company Subsidiary other than in the Ordinary Course of Business; and

(xiii) each amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

Section 2.17(a) of the Company Disclosure Schedule sets forth reasonably complete details concerning such Contracts, including the parties to the Contracts, the amount of the remaining commitment of the Company and/or Company Subsidiary under the Contracts, and the Company or Company Subsidiary’s office where details relating to the Contracts are located.

(b) Except as set forth in Section 2.17(b) of the Company Disclosure Schedule, to the knowledge of Company, no officer, director, agent, employee, consultant or contractor of the Company or any Company Subsidiary is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant or contractor to (i) engage in or continue any conduct, activity or practice relating to the business of the Company or any Company Subsidiary, or (ii) assign to the Company or any Company Subsidiary or to any other Person any rights to any invention, improvement or discovery.

(c) Except as set forth in Section 2.17(c) of the Company Disclosure Schedule, each Contract identified or required to be identified in Section 2.17(a) of the Company Disclosure Schedule is in full force and effect and is valid and enforceable in accordance with its terms.

(d) Except as set forth in Section 2.17(d) of the Company Disclosure Schedule and to the knowledge of Company:

(i) The Company and each Company Subsidiary is, and at all times since November 10, 2003, has been, in material compliance with all applicable terms and requirements of each Contract under which the Company or such Company Subsidiary has or had any obligation or liability or by which the Company or such Company Subsidiary or any of the assets owned or used by the Company or such Company Subsidiary is or was bound;

(ii) each other Person that has or had any obligation or liability under any Contract under which the Company or any Company Subsidiary has or had any rights is, and at all times since November 10, 2003, has been, in material compliance with all applicable terms and requirements of such Contract;

(iii) no event has occurred or circumstance exists that (with or without notice or lapse of time) is reasonably likely to contravene, conflict with, or result in a violation or breach of, or give the Company or any Company Subsidiary or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; and

(iv) none of the Company or any Company Subsidiary has given to or received from any other Person, at any time since November 10, 2003, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Contract and which violation or breach would have a material adverse effect on the Company or any Company Subsidiary or its assets.

(e) There are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to the Company or any Company Subsidiary under current or completed Contracts with any Person and, to the knowledge of Company, no such Person has made written demand for such renegotiation.

(f) The Contracts relating to the sale, design, manufacture, or provision of products or services by the Company and each Company Subsidiary have been entered into in the Ordinary Course of Business and have been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Law.

2.18 Insurance.

(a) The Company has delivered to Purchaser:

(i) true and complete copies of all policies of insurance to which the Company and any Company Subsidiary is a party or under which the Company or any Company Subsidiary, or any director of the Company or any Company Subsidiary, is or has been covered at any time since November 10, 2003; and

(ii) any statement by the auditor of the Company or any Company Subsidiary’s financial statements with regard to the adequacy of such entity’s coverage or of the reserves for claims.

(b) Section 2.18(b) of the Company Disclosure Schedule describes any self-insurance arrangement by or affecting the Company or any Company Subsidiary, including any reserves established thereunder.

(c) Section 2.18(c) of the Company Disclosure Schedule sets forth, by year, for the current policy year and any preceding policy years commencing on or after November 10, 2003:

(i) a summary of the loss experience under each policy for individual claims in excess of $100,000;

(ii) a statement describing each claim under an insurance policy for an amount in excess of $100,000, which sets forth:

(A) the name of the claimant;

(B) a description of the policy by insurer, type of insurance, and period of coverage;

(C) the amount and a brief description of the claim; and

(D) a statement describing the loss experience for all claims that were self-insured, including the number and aggregate cost of such claims.

(d) Except as set forth on Section 2.18(d) of the Company Disclosure Schedule:

(i) None of the Company or any Company Subsidiary has received (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (B) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.

(ii) The Company and each Company Subsidiary has paid all premiums due, and have otherwise performed all of their respective obligations, under each policy to which the Company and any Company Subsidiary is a party or that provides coverage to the Company and any Company Subsidiary or director thereof.

(iii) The Company and each Company Subsidiary have given notice to the insurer of all claims arising since November 10, 2003 that may be insured thereby.

2.19 Environmental Matters. Except as set forth in Section 2.19 of the Company Disclosure Schedule:

(a) The Company and each Company Subsidiary is, and at all times since November 10, 2003 (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003) has been, in full compliance with, and has not been and is not in violation of or liable under, any Environmental Law. Since November 10, 2003 (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003), none of the Company or any Company Subsidiary has any basis to expect, nor has any of them or any other Person for whose conduct they are or is reasonably likely to be held to be responsible received, any actual or Threatened order, notice, or other communication from (i) any Governmental Authority or private citizen, or (ii) the current or prior owner or operator of any Facilities, of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or Threatened obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which the Company or any Company Subsidiary has had an interest since November 10, 2003 (or to the knowledge of the Company with respect to Facilities or other properties or assets in which the Company or any Company Subsidiary had an interest in the period from June 30, 2001 to November 9, 2003), or, since November 10, 2003 (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003), with respect to any property or Facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by the Company, any Company Subsidiary, or any other Person for whose conduct they are or is reasonably likely to be held responsible, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, released or received since November 10, 2003 (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003).

(b) Since November 10, 2003 (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003), there are no pending or, to the knowledge of Company, Threatened claims, Encumbrances or other restrictions of any nature, resulting from any Environmental, Health, and Safety Liabilities or arising under or pursuant to any Environmental Law, with respect to or affecting any of the Facilities or any other properties and assets (whether real, personal or mixed) in which the Company or any Company Subsidiary has or had an interest.

(c) Since November 10, 2003 (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003), none of the Company or any Company Subsidiary has had any basis to expect, nor has any of them or any other Person for whose conduct they are or is reasonably likely to be held responsible, received, any citation, directive, inquiry, notice, Order, summons, warning or other communication that relates to Hazardous Activity, Hazardous Materials or any alleged, actual or potential violation or failure to comply with any Environmental Law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which Company or any Company Subsidiary has or since November 10, 2003 (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003) had an interest or is or was otherwise responsible, or with respect to any property or facility to which Hazardous Materials generated, manufactured, refined, transferred, imported, used, or processed by the Company, any Company Subsidiary, or any other Person for whose conduct they are or is reasonably likely to be held responsible, have been transported, treated, stored, handled, transferred, disposed, recycled, released or received since November 10, 2003 (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003).

(d) Since November 10, 2003 (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003), none of the Company or any Company Subsidiary, or any other Person for whose conduct they are or is reasonably likely to be held responsible, has or is reasonably likely to have incurred any Environmental, Health, and Safety Liabilities arising out of or relating to: (i) the Facilities or any other property (whether real, personal, or mixed) in which the Company or any Company Subsidiary (or any predecessors) has, or since November 10, 2003 (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003) had, any interest or is or was responsible, (ii) any property geologically any property geographically or hydrologically adjoining the Facilities; (iii) any Hazardous Activities of the Company or any Company Subsidiary conducted between November 10, 2003 and the Closing Date (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003); or (iv) any operations of the Company or any Company Subsidiary conducted between November 10, 2003 and the Closing Date (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003), including without limitation activities or operations of the Company or any Company Subsidiary relating to any off-site transportation, treatment, disposal, or Release of Hazardous Material, or any arrangement for the transportation, treatment or disposal of any Hazardous Material at any other facility or property.

(e) Since November 10, 2003 (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003), there have been no Hazardous Materials present on or in the Environment at the Facilities or at any geologically or hydrologically adjoining property, including any Hazardous Materials contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of the Facilities or such adjoining property, or incorporated into any structure therein or thereon. None of the Company or any Company Subsidiary, any other Person for whose conduct they are or is reasonably likely to be held responsible, or to the knowledge of Company, any other Person, has, since November 10, 2003 (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003), permitted or conducted, or is aware of, any Hazardous Activity conducted with respect to the Facilities or any other properties or assets (whether real, personal, or mixed) in which the Company or any Company Subsidiary has or since November 10, 2003 (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003) had an interest or is otherwise responsible, except in full compliance with all applicable Environmental Laws.

(f) Since November 10, 2003 (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003), there has been no Release or, to the knowledge of Company, Threat of Release, of any

Hazardous Materials at or from the Facilities or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used, or processed from or by the Facilities, or from or by any other properties and assets (whether real, personal, or mixed) in which the Company or any Company Subsidiary has or since November 10, 2003 (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003) has had an interest or is otherwise responsible, or to the knowledge of Company any geologically or hydrologically adjoining property, whether by the Company, any Company Subsidiary, or any other Person.

(g) Section 2.19 of the Company Disclosure Schedule contains a complete list of all Governmental Authorizations required for the Company’s or any Company Subsidiary’s operations under the Environmental Laws of the United States and any state in the United States where the Company or any Company Subsidiary does business from the period from November 10, 2003 through the Closing Date (and to the knowledge of the Company for the period from June 30, 2001 to November 9, 2003). These Governmental Authorizations are in full force and effect, and none of the Company or any Company Subsidiary are in violation of the terms of any of these Governmental Authorizations. None of these Governmental Authorizations would be violated by the Merger, and no action or consent by any Governmental Authority is required as a result of the Merger in order to maintain such Governmental Authorizations in full force and effect.

(h) The Company has delivered to Purchaser true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by the Company since November 10, 2003 or any Company Subsidiary pertaining to Hazardous Materials or Hazardous Activities in, on, or under the Facilities, or concerning compliance by the Company, any Company Subsidiary, or any other Person for whose conduct they are or is reasonably likely to be held responsible, with Environmental Laws.

(i) Notwithstanding anything contained in this Section 2.19 to the contrary, for purposes of this Section 2.19 only, for anytime prior to November 10, 2003 “knowledge” shall mean the actual knowledge of Roger Brown and shall not include any knowledge or facts constructively known or imputed to him.

2.20 Employees.

(a) Section 2.20 of the Company Disclosure Schedule contains a complete and accurate list of the following information for each employee, officer or director of Company or any Company Subsidiary with aggregate compensation in excess of $70,000 per year, including each employee on leave of absence or layoff status: employer; name; years of service; job title; current compensation paid or payable and any change in compensation since December 31, 2003.

(b) No employee or director of the Company or any Company Subsidiary is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, noncompetition, or proprietary rights agreement, between such employee or director and any other Person (“Proprietary Rights Agreement”) that in any way adversely affects or will affect (i) the performance of his duties as an employee or director of the Company or any Company Subsidiary, or (ii) the ability of the Company or any Company Subsidiary to conduct its business, including any Proprietary Rights Agreement with the Company or the Company Subsidiary by any such employee or director. To the Company’s knowledge, no director, officer, or other key employee of the Company or any Company Subsidiary intends to terminate his or her employment with the Company or such Company Subsidiary.

(c) Section 2.20 of the Company Disclosure Schedule also contains a complete and accurate list of the following information for each employee or director of the Company and each Company Subsidiary that has retired since the Interim Balance Sheet, or their dependents, receiving benefits or scheduled to receive benefits in the future: name, pension benefit, pension option election, retiree medical insurance coverage, retiree life insurance coverage, and other benefits.

2.21 Labor Relations; Compliance.

(a) Except as set forth in Section 2.21(a) of the Company Disclosure Schedule, since November 10, 2003, none of the Company nor any Company Subsidiary has been or is a party to any collective bargaining or other labor Contract. Except as set forth in Section 2.21(a) of the Company Disclosure Schedule, since November 10, 2003, there has not been, there is not presently pending or existing, and there is not Threatened, (a) any strike, slowdown, picketing, work stoppage, or employee grievance process, (b) any Proceeding against or affecting the Company or any Company Subsidiary relating to the alleged violation of any Law pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Authority, organizational activity, or other labor or employment dispute against or affecting any of the Company Subsidiary or their premises, or (c) any application for certification of a collective bargaining agent. Since November 10, 2003, no event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute. There is no lockout of any employees by the Company or any Company Subsidiary, and no such action is contemplated by the Company or any Company Subsidiary. The Company and each Company Subsidiary has complied in all respects with all Laws relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health, and plant closing. None of the Company or any Company Subsidiary is liable for the payment of any compensation, damages, taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Laws.

(b) Section 2.21(b) of the Company Disclosure Schedule discloses the manner in which the Company provides coverage for workers’ compensation claims. The Company has at all times during the past three (3) years provided workers’ compensation insurance for all of its employees and/or was permissibly self-insured under California law. Except as set forth on Section 2.21(b) of the Company Disclosure Schedule, to the Company’s knowledge, it does not have any liability for unpaid workers’ compensation premiums, benefits or claims. To the Company’s knowledge, it does not have any liability for any workers’ compensation penalties or non-insured benefits or claims.

2.22 Intellectual Property.

(a) Intellectual Property Assets—The term “Intellectual Property Assets” includes:

(i) the names identified on Section 2.22(a)(i) of the Company Disclosure Schedule, including “Alstyle”, all fictional business names, trading names, registered and unregistered trademarks, service marks, and applications (collectively, “Marks”);

(ii) all patents, patent applications, and inventions and discoveries that may be patentable (collectively, “Patents”);

(iii) all copyrights in both published works and unpublished works (collectively, “Copyrights”);

(iv) all rights in mask works (collectively, “Rights in Mask Works”);

(v) all trade secrets, technical information and process technology including without limitation matters identified as trade secrets on Section 2.22(a)(v) of the Company Disclosure Schedule, (collectively, “Trade Secrets”); owned, used, or licensed by the Company or any Company Subsidiary as licensee or licensor; and

(vi) all Internet domain names, including www.alstyle-apparel.com.

(b) Agreements—Section 2.22(b) of the Company Disclosure Schedule contains a complete and accurate list and summary description, including any royalties paid or received by the Company or any Company Subsidiary, of all Contracts relating to the Intellectual Property Assets to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs with a value of less than $50,000 under which the Company or any Company Subsidiary is the licensee. There are no outstanding and, to the Company’s knowledge, no Threatened disputes or disagreements with respect to any such agreement.

(c) Know-How Necessary for the Business

(i) The Intellectual Property Assets are all those necessary for the operation of the Company’s and the Company’s businesses as they are currently conducted. One or more of the Company or the Company Subsidiary is the owner of all right, title, and interest in and to each of the Intellectual Property Assets, free and clear of all liens, security interests, charges, encumbrances, equities, and other adverse claims, and has the right to use without payment to a third party all of the Intellectual Property Assets.

(ii) Except as set forth in Section 2.22(c) of the Company Disclosure Schedule, all current and, former since November 10, 2003, employees of Company and each Company Subsidiary have executed written Contracts with one or more of the Company or a Company Subsidiary that assign to one or more of the Company or a Company Subsidiary all rights to any inventions, improvements, discoveries, or information relating to the business of the Company or any Company Subsidiary. No employee of the Company or any Company Subsidiary has entered into any Contract that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning his work to anyone other than one or more of the Company or Company Subsidiary.

(d) Patents—None of the Company or any Company Subsidiary own any Patents.

(e) Trademarks

(i) Section 2.22(e) of Company Disclosure Schedule contains a complete and accurate list and summary description of all Marks. One or more of the Company or a Company Subsidiary is the owner of all right, title, and interest in and to each of the Marks, free and clear of all liens, security interests, charges, encumbrances, equities, and other adverse claims.

(ii) All Marks that have been registered with the United States Patent and Trademark Office are currently in compliance with all formal legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety (90) days after the Closing Date.

(iii) No Mark has been since November 10, 2003, or is now involved in any opposition, invalidation, or cancellation and, to the Company’s knowledge, no such action is Threatened with the respect to any of the Marks.

(iv) To the Company’s knowledge, there is no potentially interfering trademark or trademark application of any third party.

(v) No Mark is infringed or, to the Company’s knowledge, has been challenged or threatened in any way. None of the Marks used by the Company or any Company Subsidiary infringes or is alleged to infringe any trade name, trademark, or service mark of any third party.

(vi) All products and materials containing a Mark bear the proper federal registration notice where permitted by law.

(f) Copyrights—None of the Company or any Company Subsidiary own any Copyrights.

(g) Trade Secrets

(i) With respect to each Trade Secret, the documentation relating to such Trade Secret is current, accurate, and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual.

(ii) Since November 10, 2003, the Company and each Company Subsidiary have taken all reasonable precautions to protect the secrecy, confidentiality, and value of their Trade Secrets.

(iii) One or more of the Company or a Company Subsidiary has good title and an absolute (but not necessarily exclusive) right to use the Trade Secrets. The Trade Secrets are not part of the public knowledge or literature, and, to the Company’s knowledge, since November 10, 2003 have not been used, divulged, or appropriated either for the benefit of any Person (other than one or more of the Company Subsidiary) or to the detriment of the Company or any Company Subsidiary. No Trade Secret is subject to any adverse claim or, since November 10, 2003, has been challenged or threatened in any way.

(h) Software. The Company and each Company Subsidiary own or are licensed to use all computer software (including data bases and related documentation) (“Software”) which is material to the conduct of the business and the operation of the property. All Software used by the Company and each Company Subsidiary which is not commercial software available “off the shelf” either directly from the licensor or from third party retailers and which does not require extensive customization for use is identified on Section 2.22(h) of the Company Disclosure Schedule.

2.23 Certain Payments. Since November 10, 2003, none of Company or any Company Subsidiary or director, officer, agent, or employee of Company or any Company Subsidiary, or to the Company’s knowledge any other Person associated with or acting for or on behalf of the Company or any Company Subsidiary, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or any Company Subsidiary or any Affiliate of the Company or any Company Subsidiary, or (iv) in violation of any Law, (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company or any Company Subsidiary.

2.24 Disclosure.

(a) No representation or warranty of Company in this Agreement and no statement in the Company Disclosure Schedule contains an untrue statement of material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

(b) No notice given pursuant to Section 4.2 will contain any untrue statement or omit to state a material fact necessary to make the statements therein or in this Agreement, in light of the circumstances in which they were made, not misleading.

(c) There is no fact known to Company that has specific application to either Company or any Company Subsidiary (other than general economic or industry conditions) and that materially adversely affects the assets, business, prospects, financial condition, or results of operations of the Company or any Company Subsidiary (on a consolidated basis) that has not been set forth in this Agreement or the Company Disclosure Schedule. Notwithstanding the foregoing, none of Company representations and warranties apply to knowledge of projections, trends, or general economic conditions related to the textile industry.

2.25 Relationships With Related Persons. None of Company, any Related Person of Company or of any Company Subsidiary has, or since the first day of the next to last completed fiscal year of the Company Subsidiary has had, any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to the Company Subsidiary’ businesses. None of Company, any Related Person of Company or of any Company Subsidiary is, or since November 10, 2003 has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has (i) had business dealings or a material financial interest in any transaction with the Company or any Company Subsidiary, or (ii) engaged in competition with the Company or any Company Subsidiary with respect to any line of the products or services of the Company or any such Company Subsidiary in any market presently served by the Company or any such Company Subsidiary. Except as set forth in Section 2.25 of the Company Disclosure Schedule, none of Company, any Related Person of Company or of any Company Subsidiary is a party to any Contract with, or has any claim or right against, the Company or any Company Subsidiary.

2.26 Finders and Investment Bankers. None of the Company, any Company Subsidiary or any of their respective officers or directors has employed any broker or finder or otherwise incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby.

2.27 Guarantees. It is Company’s best estimate and belief that, except as disclosed in Section 2.27 of the Company Disclosure Schedule, none of the Company nor any Company Subsidiary is a guarantor or indemnitor or otherwise liable for or in respect of any indebtedness of any third Person or entity except as an endorser of checks received by it and deposited in the Ordinary Course of Business.

2.28 Patriot Act. Except as set forth on Section 2.28 of the Company Disclosure Schedule, the Company hereby represents and warrants that the Company and each Company Subsidiary are compliant with all applicable anti-money laundering laws, including, without limitation, the USA Patriot Act, and the laws administered by the United States Treasury Department’s Office of Foreign Assets Control, including, without limitation, Executive Order 13224. The Company further represents and warrants that, except as set forth on Section 2.28 of the Company Disclosure Schedule, none of the Company or any Company Subsidiary conduct business with any person or entity on the SDN List published by the United States Treasury Department’s Office of Foreign Assets Control.

2.29 Governmental Approvals. No Consent by any Governmental Authority on the part of the Company or any of the Company Subsidiaries is required in connection with the execution or delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (ii) filings with the SEC, state securities laws administrators and the NYSE, (iii) filings under the HSR Act, (iv) such filings as may be required in any jurisdiction where the Company is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (v) those Consents required under any foreign Law, and (vi) those Consents that, if they were not obtained or made, would not be reasonably likely to have a Company Material Adverse Effect. For the purposes of this Agreement, any reference to a state of facts, event, change or effect having a “Company Material Adverse Effect” means any such state of facts, event, change or effect that (a) has had, or is reasonably likely to have, a material adverse effect on the business, results of operation, prospects or financial condition of the Company and the Company Subsidiaries taken as a whole or (b) would reasonably be expected to have a material adverse effect on the legality, binding nature or enforceability of this Agreement against the Company or to prevent or substantially delay the consummation of the Merger; provided that the following state of facts, events, changes and the effects thereof shall be disregarded and shall in no event constitute a Company Material Adverse Effect: (i) general business or economic conditions, (ii) conditions generally affecting the industry in which the Company or any Company Subsidiary compete, (iii) the taking of any action contemplated by this Agreement, and (iv) the announcement or pendency of the transactions contemplated in this Agreement.

2.30 Tax-Free Reorganization. Other than any action taken in connection with the transactions contemplated herein, the Company has not taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

2.31 Off-Balance Sheet Arrangements. Neither the Company nor any Company Subsidiary has any “off-balance sheet arrangements.” For purposes of the preceding sentence, “off-balance sheet arrangement” means with respect to any Person, any securitization transaction to which it is party and any other transaction, agreement or other contractual arrangement to which an entity unconsolidated with that Person is a party, under which it, whether or not a party to the arrangement, has, or in the future may have: (a) any obligation under a direct or indirect guarantee or similar arrangement; (b) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement; (c) derivatives to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements; or (d) any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements (excluding the footnotes thereto) (for this purpose, obligations or liabilities that are not fully reflected in the financial statements

(excluding the footnotes thereto) include, without limitation: (i) obligations that are not classified as a liability according to GAAP; (ii) contingent liabilities as to which, as of the date of the financial statements, it is not probable that a loss has been incurred or, if probable, is not reasonably estimable; or (iii) liabilities as to which the amount recognized in the financial statements is less than the reasonably possible maximum exposure to loss under the obligation as of the date of the financial statements, but exclude contingent liabilities arising out of litigation, arbitration or regulatory actions (not otherwise related to off-balance sheet arrangements)). Section 2.31 of the Company Disclosure Schedule identifies all outstanding guarantees, letters of credit, performance bonds, assurance bonds, surety agreements, indemnity agreements and any other legally binding forms of assurance or guaranty in connection with the business of the Company and the Company Subsidiaries, whether or not issued by the Company, a Company Subsidiary or Company Stockholders.

2.32 Internal Accounting Controls. The Company and the Company Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP consistently applied and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (v) accounts, notes and other receivables and inventory are recorded materially accurate, and procedures are implemented to effect the collection thereof on a current and timely basis.

2.33 Transactions with Affiliates and Employees. Except as set forth on Section 2.33 of the Company Disclosure Schedule, none of the officers or directors of the Company or any Company Subsidiary and, to the knowledge of the Company, none of the employees of the Company are presently a party to any transaction with the Company or any Company Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner. Since November 10, 2003, neither the Company nor any Company Subsidiary has (i) extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company or any Company Subsidiary, or (ii) materially modified any term of any such extension or maintenance of credit. Section 2.33 of the Company Disclosure Schedule identifies any loan or extension of credit maintained by the Company to which the second sentence of Section 13(k)(1) of the Securities Exchange Act applies.

2.34 Claims Under Stock Purchase Agreement. Except as set forth on Section 2.34 of the Company Disclosure Schedule, the Company has no knowledge of any facts or circumstances that would be reasonably likely to constitute grounds for making a claim for any breach of any representation or warranty or for indemnification pursuant to the terms of the Stock Purchase Agreement (irrespective of any threshold of damages that must accrue prior to making such claims).

2.35 Acquisition of Purchaser Stock. No Company Stockholder, whether alone or together with any other Company Stockholder or Company Stockholders, (i) is acquiring the Purchaser Stock with the purpose or the effect of changing or influencing the control of Purchaser, or in connection with or as a participant in any transaction having any such purpose or effect, (ii) has any agreement, arrangement, understanding or relationship with any other Person (including any other Company Stockholder(s)) to act together with respect to the Purchaser Stock, whether for the purpose or acquiring, holding, voting or disposing of any Purchaser Stock or otherwise, or (iii) is acting as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, voting or disposing of Purchaser Stock.

2.36 No Short Positions or Stock Ownership. Neither the Company nor any Company Stockholder has, during the 30-trading day prior to the date hereof, entered into any Short Sales. For purposes of this Section 2.36, a “Short Sale” means a sale of Purchaser Stock that is marked as a short sale and that is executed at a time when such Person has no equivalent offsetting long position in the Purchaser Stock. For purposes of determining whether a Person has an equivalent offsetting long position in the Purchaser Stock, all Purchaser Stock and all Purchaser Stock that would be issuable upon conversion or exercise in full of all options to purchase Purchaser Stock then held by such Person (assuming that such options were then fully convertible or exercisable, notwithstanding any provisions to the contrary, and giving effect to any conversion or exercise price adjustments scheduled to take effect in the future) shall be deemed to be held long by such Person.

3. REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except with respect to representations and warranties which, by their nature, refer or relate to a contemporaneous event or statement of fact or present circumstances, and except with respect to the representations and warranties set forth in Sections 3.12 and 3.20 (which representations shall be limited as specifically set forth therein), all of the representations and warranties of Purchaser set forth in this Article 3 and shall be limited to property acquired, items accrued, events occurring and contracts executed after January 1, 2003. In addition, except as set forth in the disclosure schedule from Purchaser and Merger Sub to the Company to be delivered upon the execution of this Agreement, which sets forth certain disclosures concerning Purchaser and its business (the “Purchaser Disclosure Schedule”), Purchaser and Merger Sub hereby represent and warrant to the Company as follows:

3.1 Due Incorporation and Good Standing. Each of Purchaser, Merger Sub and each Subsidiary of the Purchaser (the “Purchaser Subsidiaries”) has been duly incorporated or formed and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Purchaser and Merger Sub are duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not be reasonably likely to have a material adverse effect on Purchaser.

3.2 Capitalization. As of the date hereof, the authorized capital stock of Purchaser consists of 41,000,000 shares of stock, of which 40,000,000 shares have been designated as Purchaser Stock, $2.50 par value per share, and 1,000,000 shares have been designated as Preferred Stock, $10.00 par value per share. As of May 31, 2004, 21,249,860 shares of Purchaser Stock were issued and outstanding, and no shares of Preferred Stock were issued or outstanding. No other shares of capital stock of Purchaser were issued or outstanding. As of May 31, 2004, a total of approximately 1,360,123 shares of Purchaser Stock are reserved for future issuance to employees and directors upon exercise of any options granted or to be granted, warrants or other rights to purchase or acquire any shares of capital stock of the Purchaser (including restricted stock, stock equivalents and stock units) (“Purchaser Options”). As of May 31, 2004, there were 713,325 Purchaser Options outstanding. Except as set forth in Section 3.2 of the Purchaser Disclosure Schedule and as otherwise contemplated by this Agreement, as of the date hereof there are no outstanding rights, subscriptions, warrants, puts, calls, unsatisfied preemptive rights, options or other agreements of any kind relating to any of the outstanding, authorized but unissued or unauthorized shares of capital stock or any other security of the Purchaser, and there is no authorized or issued security of any kind convertible into or exchangeable, for any such capital stock or other security. All issued and outstanding shares of Purchaser Stock are, and all shares of Purchaser Stock to be issued to Company Stockholders in connection with the Merger will upon issuance be, duly authorized, validly issued, fully paid and non-assessable.

3.3 Authority; No Conflict.

(a) This Agreement constitutes the legal, valid, and binding obligation of the Purchaser and Merger Sub, enforceable against each of them in accordance with its terms. The Purchaser and Merger Sub have the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform their respective obligations under this Agreement.

(b) Except as set forth in Section 3.3 of the Purchaser Disclosure Schedule and except as described in Section 3.4, neither the execution and delivery of this Agreement nor the consummation or performance of the Merger will, directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of the Purchaser, Merger Sub or any Purchaser Subsidiary, or (B) any resolution adopted by the board of directors or the stockholders of the Purchaser, Merger Sub or any Purchaser Subsidiary;

(ii) contravene, conflict with, or result in a violation of, or give any Governmental Authority or other Person the right to challenge the Merger or to exercise any remedy or obtain any relief under, any Law or any Order to which the Purchaser, Merger Sub or any Purchaser Subsidiary, or any of the assets owned or used by the Purchaser, Merger Sub or any Purchaser Subsidiary, is reasonably likely to be subject;

(iii) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by the Purchaser, Merger Sub or any Purchaser Subsidiary or that otherwise relates to the business of, or any of the assets owned or used by, the Purchaser, Merger Sub or any Purchaser Subsidiary;

(iv) cause Purchaser, any Purchaser Subsidiary, Merger Sub, Company or any Company Subsidiary to become subject to, or to become liable for the payment of, any Tax;

(v) cause any of the assets owned by the Purchaser, Merger Sub or any Purchaser Subsidiary to be reassessed or revalued by any taxing authority or other Governmental Authority;

(vi) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; or

(vii) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by the Purchaser, Merger Sub or any Purchaser Subsidiary.

Except as set forth in Section 3.3 of the Purchaser Disclosure Schedule, none of the Purchaser, Merger Sub or any Purchaser Subsidiary is or will be required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of the Merger.

3.4 Governmental Approvals. No Consent from or with any Governmental Authority on the part of Purchaser is required in connection with the execution or delivery by Purchaser of this Agreement or the consummation by Purchaser of the transactions contemplated hereby other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL; (ii) filings with the SEC, state securities laws administrators, if required, and the NYSE; (iii) filings under the HSR Act; (iv) such filings as may be required in any jurisdiction where Purchaser is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization; (v) those Consents required under any foreign Law; and (vi) those Consents that, if they were not obtained or made, would not be reasonably likely to have a material adverse effect on Purchaser.

3.5 Securities Filings. Purchaser has made available to the Company through the SEC’s EDGAR database true and complete copies of all reports, statements and registration statements and amendments thereto (including, without limitation, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as amended) filed by Purchaser pursuant to the Securities Act and the Securities Exchange Act since January 1, 2003. The reports and statements set forth above, and those subsequently provided or required to be provided pursuant to this Section 3.5, are referred to collectively herein as the “Purchaser Securities Filings.” The Purchaser has timely filed with the SEC all of the Purchaser Securities Filings that have been filed prior to the date hereof. As of their respective dates, or as of the date of the last amendment thereof, if amended after filing, none of the Purchaser Securities Filings contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Purchaser Securities Filings at the time of filing or as of the date of the last amendment thereof, if amended after filing, complied in all material respects with the Securities Exchange Act or the Securities Act, as applicable. Notwithstanding the foregoing, no representation or warranty is made as to any information supplied by the Company, Crabar/GBF, Inc. or their respective shareholders with regard to any Purchaser Securities Filings.

3.6 Vote Required; Ownership of Company Capital Stock; State Takeover Statutes.

(a) The adoption and approval of this Agreement, the Merger, the filing of the Certificate of Merger, the filing of a listing application with the NYSE and the transactions contemplated by this Agreement by the Board of Directors and by the Purchaser Stockholders are the only corporate action necessary to approve the Merger and the transactions contemplated hereunder. No vote of any holder of any class or series of the Purchaser’s capital stock, other than the Purchaser Stockholders, is necessary to approve this Agreement, the Merger or the transactions contemplated hereunder.

(b) Upon the filing of the application as contemplated by Section 1.12(f), neither the Purchaser nor any of the Purchaser Subsidiaries beneficially owns, either directly or indirectly, any shares of Company capital stock.

(c) Purchaser has taken all actions necessary under the Texas Corporation Business Act (“TCBA”), the DGCL and the rules and regulations of the NYSE to adopt and approve this Agreement, the Merger and the transactions contemplated by this Agreement. To the knowledge of the Purchaser, no other “fair price,” “moratorium,” or other similar anti-takeover statute or regulation prohibits (by reason of the Purchaser’s participation therein) the Merger or the other transactions contemplated by this Agreement.

3.7 Purchaser Financial Statements. The audited consolidated financial statements and unaudited interim financial statements (including any related notes and schedules) of Purchaser included or incorporated by reference in the Purchaser Securities Filings (the “Purchaser Financial Statements”) have been prepared or will be prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and present or will present fairly, in all material respects, the financial position of Purchaser and the Purchaser Subsidiaries as at the dates thereof and the results of their operations and cash flows for the periods then ended, in each case in accordance with generally accepted accounting principles applied on a consistent basis, subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments, any other adjustments described therein and the fact that certain information and notes have been condensed or omitted in accordance with the Securities Exchange Act.

3.8 Absence of Certain Changes or Events. Since May 31, 2004, through the date of this Agreement, there has not been (i) any event that has had a material adverse effect on Purchaser or (ii) any declaration, payment or setting aside for payment any dividend (except for regularly scheduled dividends paid in accordance with past practice) or other distribution or redemption or other acquisition of any shares of capital stock of Purchaser by Purchaser.

3.9 Compliance with Laws. The businesses of Purchaser and the Purchaser Subsidiaries have, at all time since January 1, 2003, been operated in material compliance with all Laws applicable thereto, except for any instances of non-compliance which would not be reasonably likely to have or has had a material adverse effect on Purchaser.

3.10 Financing. Purchaser has sufficient funds and/or commitments for financing available and/or commitments for financing to pay (a) the cash in lieu of fractional shares to be paid in the Merger and (b) to repay or re-fund the indebtedness of the Company to be repaid at the Closing pursuant to Section 5.10. Copies of the financing commitments have been furnished to the Company.

3.11 Tax-Free Reorganization. Other than any action taken in connection with the transactions contemplated herein, none of the Purchaser, or any of the Purchaser Subsidiaries has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of §368(a) of the Code.

3.12 Title to Properties; Encumbrances.

(a) To its knowledge, Purchaser owns all the properties and assets (whether real, personal, or mixed and whether tangible or intangible) acquired on or after June 30, 2001 that it purports to own located in the facilities owned or operated by Purchaser or reflected as owned in the books and records of Purchaser, including all of the properties and assets reflected in the Purchaser Financial Statements (except for assets held under capitalized leases disclosed and personal property sold since the date of the Purchaser Financial Statements in the Ordinary Course of Business), and all of the properties and assets purchased or otherwise acquired by Purchaser since the date of the Purchaser Financial Statements (except for personal property acquired and sold since the date of the Purchaser Financial Statements in the Ordinary Course of Business and consistent with past practice). All material properties and assets reflected in the Purchaser Financial Statements are free and clear of all Encumbrances, except for (a) mortgages or security interests shown on the Purchaser Financial Statements as securing specified liabilities or obligations, with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (b) mortgages or security interests incurred in connection with the purchase of property or assets after the date of the Purchaser Financial Statements (such mortgages and security interests being limited to the property or assets so acquired), with respect to which no default (or event that, with notice or lapse of time or both, would constitute a default) exists, (c) liens for current taxes not yet due, and (d) with respect to real property, (i) minor imperfections of title, if any, none of which is substantial in amount, materially detracts from the value or impairs the use of the property subject thereto, or impairs the operations Purchaser, and (ii) zoning laws and other land use restrictions that do not impair the present or anticipated use of the property subject thereto.

(b) Notwithstanding anything contained in this Section 3.12 to the contrary, for purposes of this Section 3.12 only, “knowledge” shall mean the actual knowledge of Keith S. Walters, Harve Cathey and Michael Magill only, and shall not include any knowledge or facts constructively known or imputed to any of them.

3.13 Condition and Sufficiency of Assets. Since January 1, 2003, to Purchaser’s knowledge, Purchaser has not received written notice that the buildings, plants, structures, and equipment of Purchaser is not structurally sound, not in good operating condition and repair, or are inadequate for the uses to which they are being put, nor since January 1, 2003, to Purchaser’s knowledge, has Purchaser has received written notice that any of such buildings, plants, structures, or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. Notwithstanding anything contained in this Section 3.13 to the contrary, in no event shall Purchaser be liable for a breach of the representations and warranties set forth in this Section 3.13 unless and until the damages or losses related thereto exceed $250,000.

3.14 Purchaser Accounts Receivable.

(a) Except for any reserves as reflected on Section 3.14 of the Purchaser Disclosure Schedule which apply to Purchaser Accounts Receivable, all Purchaser Accounts Receivable that are reflected on the Purchaser Financial Statements represent or will represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. Unless paid prior to the Closing Date, to Purchaser’s knowledge, the Purchaser Accounts Receivable are or will be as of the Closing Date current and collectible net of the respective reserves shown on the Purchaser Financial Statements or on the accounting records of Purchaser as of the Closing Date (which reserves are adequate and calculated consistent with past practice). There is no contest, claim, or right of set-off, other than returns in the Ordinary Course of Business, under any Contract with any obligor of a Purchaser Accounts Receivable relating to the amount or validity of such Purchaser Accounts Receivable. Section 3.14 of the Purchaser Disclosure Schedule contains a complete and accurate summary report of all Purchaser Accounts Receivable as of the date of the Purchaser Financial Statements.

(b) Notwithstanding anything contained in this Section 3.14 to the contrary, in no event shall Purchaser be liable for a breach of the representations and warranties set forth in this Section 3.14 unless and until the damages or losses related thereto exceed the Purchaser A/R Basket.

3.15 Inventory. Except as set forth in Section 3.15 of the Purchaser Disclosure Schedule and to Purchaser’s knowledge: (a) all inventory of Purchaser reflected in the Purchaser Financial Statements consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete items and items of below-standard quality; and (b) the quantities of each item of inventory (whether raw materials, work-in-process, or finished goods) reflected on the Purchaser Financial Statements are not excessive in kind or amount, but are reasonable in the present circumstances of the Purchaser Business. Notwithstanding anything contained in this Section 3.15 to the contrary, in no event shall Purchaser be liable for a breach of the representations and warranties set forth in this Section 3.15 unless and until the damages or losses related thereto exceed the Purchaser Inventory Basket.

3.16 Taxes.

(a) Except as set forth in Section 3.16 of the Purchaser Disclosure Schedule, Purchaser has filed or caused to be filed (on a timely basis) Tax Returns that are or were required to be filed by it, either separately or as a member of a group of corporations, pursuant to applicable Laws. Purchaser has delivered to Company copies of, and Section 3.16 of the Purchaser Disclosure Schedule contains a complete and accurate list of, all such Tax Returns relating to income or franchise taxes filed since January 1, 2003. Purchaser has paid, or made provision for the payment of, all Taxes that have or may have become due pursuant to those Tax Returns or otherwise, or pursuant to any assessment received by Purchaser, except such Taxes, if any, as are listed in Section 3.16 of the Purchaser Disclosure Schedule and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the Purchaser Financial Statements.

(b) Section 3.16 of the Purchaser Disclosure Schedule contains a complete and accurate list of all audits of all such Tax Returns, including a reasonably detailed description of the nature and outcome of each audit. All deficiencies proposed as a result of such audits have been paid, reserved against, settled, or, as described in Section 3.16 of the Purchaser Disclosure Schedule, are being contested in good faith by appropriate proceedings. Section 3.16 of the Purchaser Disclosure Schedule describes all adjustments to the United States federal income Tax Returns filed by Purchaser or any group of corporations including Purchaser for any taxable periods commencing since January 1, 2003, and the resulting deficiencies proposed by the IRS. Except as described in Section 3.16 of the Purchaser Disclosure Schedule, Purchaser has not given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes of Purchaser or for which Purchaser is reasonably likely to be liable.

(c) There exists no proposed tax assessment against Purchaser except as disclosed in the Purchaser Financial Statements or in Section 3.16 of the Purchaser Disclosure Schedule. No consent to the application of §341(f)(2) of the Code has been filed with respect to any property or assets held, acquired, or to be acquired by Purchaser. All Taxes that Purchaser is or was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Authority or other Person, except as disclosed in the Purchaser Financial Statements or in Section 3.16 of the Purchaser Disclosure Schedule.

(d) Except as set forth in Section 3.16 of the Purchaser Disclosure Schedule, there is no (i) material claim for Taxes that is a Lien against the property or assets of Purchaser or that is being asserted against Purchaser other than liens for Taxes not yet due and payable; (ii) audit, administrative proceeding or court proceeding with respect to any Taxes or Tax Returns of Purchaser that is being conducted or is pending and no Governmental Authority responsible for the imposition of any Tax has asserted against Purchaser any material deficiency or claim for Taxes; or (iii) agreement, contract or arrangement to which Purchaser is a party that would result in the payment of any amount that would not be deductible by reason of Code §§162(m) or 280G as a result of the transactions contemplated by this Agreement.

(d) No claim or notice has been submitted by a Governmental Authority in a jurisdiction where Purchaser has not filed Tax Returns that it is or is reasonably likely to be subject to taxation by that jurisdiction.

(e) No power of attorney has been granted by Purchaser with respect to any matters relating to Taxes that is currently in effect.

(h) Purchaser has not filed any disclosures under Code §§6662 or 6011 or comparable provisions of state, local or foreign Law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return.

(i) Except as set forth in Section 3.16 of the Purchaser Disclosure Schedule, all Tax Returns filed by (or that include on a consolidated basis) Purchaser are true, correct, and complete in all material respects. There is no tax sharing agreement that will require any payment by Purchaser after the date of this Agreement and Purchaser has not incurred any liability for Taxes of any Person under Treasury Regulation 1.1502-6 (or any similar laws) or as a transferee or successor or by contract except as disclosed on Schedule 3.16 of the Purchaser Disclosure Schedule.

3.17 Employee Benefits.

(a) As used in this Section 3.17, the following terms have the meanings set forth below.

“Purchaser Other Benefit Obligation” means any Other Benefit Obligation of which Purchaser or a Purchaser ERISA Affiliate is or ever was a Plan Sponsor or otherwise does or ever has adopted, maintained, participates or has participated in, contributes to or has contributed to, or has any liability with respect to.

“Purchaser Plan” means all Plans of which Purchaser or an Purchaser ERISA Affiliate is or ever was a Plan Sponsor or otherwise does or ever has adopted, maintained, participates or has participated in, contributes to or has contributed to, or has any liability with respect to. All references to Plans are to Purchaser Plans unless the context requires otherwise.

“Purchaser ERISA Affiliate” means any Person that, together with Purchaser, would be treated as a single employer under Code §414.

(b)

(i) Except for the plans disclosed in Section 3.17(i) of the Purchaser Disclosure Schedule, neither Purchaser nor any Purchaser ERISA Affiliates have and have not established, maintained, participated in or otherwise contributed to or have any liability with respect to any Plan or Other Benefit Obligation. Section 3.17(i) of the Purchaser Disclosure Schedule contains a complete and accurate list of all Purchaser Plans and Purchaser Other Benefit Obligations, and identifies as such all Plans that are maintained by Purchaser and any Purchaser Subsidiary and that are (A) defined benefit Pension Plans, (B) Qualified Plans, (C) Title IV Plans, or (D) Multi-Employer Plans.

(ii) Section 3.17(ii) of the Purchaser Disclosure Schedule sets forth the financial cost of all obligations owed under any Purchaser Plan or Purchaser Other Benefit Obligation that is not subject to the disclosure and reporting requirements of ERISA.

(c) Except as set forth in Section 3.17(iii) of the Purchaser Disclosure Schedule, to the knowledge of Purchaser:

(i) Purchaser has performed all of their respective obligations under all Purchaser Plans and Purchaser Other Benefit Obligations since January 1, 2003. Since January 1, 2003, Purchaser has made appropriate entries in their financial records and statements for all obligations and liabilities under such Plans and Obligations that have accrued but are not due.

(ii) Since January 1, 2003, no statement, either written or oral, has been made by Purchaser to any Person with regard to any Plan or Other Benefit Obligation that was not in accordance with the Plan or Other Benefit Obligation and that could have an adverse economic consequence to Purchaser.

(iii) Purchaser, with respect to all Purchaser Plans, and Purchaser Other Benefits Obligations, is, and each Purchaser Plan, and Purchaser Other Benefit Obligation, is, in full compliance with ERISA, the Code, and other applicable Laws including the provisions of such Laws expressly mentioned in this Section 3.13, and with any applicable collective bargaining agreement.

(A) No transaction prohibited by ERISA §406 and no “prohibited transaction” under Code §4975(c) have occurred with respect to any Purchaser Plan or Purchaser Other Benefit Obligation.

(B) Neither Purchaser nor any Purchaser ERISA Affiliate has any liability to the IRS with respect to any Plan, including any liability imposed by Chapter 43 of the Code.

(C) All filings required by ERISA and the Code as to each Plan have been timely filed, and all notices and disclosures to participants required by either ERISA or the Code have been timely provided.

(D) All contributions and payments made or accrued since January 1, 2003 with respect to all Purchaser Plans, and Purchaser Other Benefit Obligations are deductible under Code §162 or §404. No amount, or any asset of any Purchaser Plan or Purchaser Other Benefit Obligation, is subject to tax as unrelated business taxable income.

(iv) Each Purchaser Plan or Purchaser Other Benefit Obligation can be amended or modified at any time and each Purchaser Plan or Purchaser Other Benefit Obligation can be terminated within thirty (30) days, without payment of any additional contribution or amount and without the vesting or acceleration of any benefits promised by such Plan.

(v) Since January 1, 2003 there has been no establishment or amendment of any Purchaser Plan or Purchaser Other Benefit Obligation.

(vi) Since January 1, 2003 no event has occurred or circumstance exists that could result in a material increase in premium costs of Purchaser Plans and Purchaser Other Benefit Obligations that are insured, or a material increase in benefit costs of such Plans and Obligations that are self-insured.

(vii) Other than claims for benefits submitted by participants or beneficiaries, no claim against, audits or legal proceeding involving, any Purchaser Plan, or Purchaser Other Benefit Obligation is pending or, to Purchaser’s knowledge, is Threatened.

(viii) Each Qualified Plan of Purchaser and Purchaser ERISA Affiliate is qualified in form and operation under Code §401(a); each trust for each such Plan is exempt from federal income tax under Code §501(a). Since January 1, 2003, no event has occurred or circumstance exists that will or could give rise to disqualification or loss of tax-exempt status of any such Plan or trust.

(ix) None of Purchaser or any Purchaser ERISA Affiliate has knowledge of any facts or circumstances that is reasonably likely to give rise to any liability of Purchaser or any Purchaser ERISA Affiliate to the PBGC under Title IV of ERISA.

(x) Neither Purchaser, nor any Purchaser ERISA Affiliate has ever established, maintained, or contributed to or otherwise participated in, or had an obligation to maintain, contribute to, or otherwise participate in, any Title IV Plan or any Multi-Employer Plan.

(xi) Except to the extent required under ERISA §601 et seq. and Code §4980B, none of Purchaser or any Purchaser ERISA Affiliate provides health or welfare benefits for any retired or former employee or is obligated to provide health or welfare benefits to any active employee following such employee’s retirement or other termination of service.

(xii) Purchaser and all Purchaser ERISA Affiliates have complied with the provisions of ERISA §601 et seq. and Code §4980B.

(xiii) No payment that is owed or is reasonably likely to become due to any director, officer, employee, or agent of Purchaser will be non-deductible to Purchaser or subject to tax under Code §280G or §4999; nor will Purchaser be required to “gross up” or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person.

(xiv) The consummation of the Merger will not result in the payment, vesting, or acceleration of any benefit.

3.18 Contracts; No Defaults.

(a) Section 3.18(a) of the Purchaser Disclosure Schedule contains a complete and accurate list, and Purchaser has delivered to Purchaser true and complete copies, of:

(i) each Purchaser Applicable Contract that involves performance of services or delivery of goods or materials by Purchaser of an amount or value in excess of $50,000 or with a remaining term of more than twelve (12) months, other than Purchaser Applicable Contracts entered into in the Ordinary Course of Business;

(ii) each Purchaser Applicable Contract that involves performance of services or delivery of goods or materials to Purchaser of an amount or value in excess of $50,000 or with a remaining term of more than twelve (12) months, other than Purchaser Applicable Contracts entered into in the Ordinary Course of Business;

(iii) each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Purchaser Applicable Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $50,000 and with terms of less than one year);

(iv) each licensing agreement or other Purchaser Applicable Contract with respect to patents, trademarks, copyrights or other intellectual property, including agreements with current or former employees, consultants or contractors regarding the appropriation or the non-disclosure of any of the Purchaser Intellectual Property Assets;

(v) each collective bargaining agreement and other Purchaser Applicable Contract to or with any labor union or other employee representative of a group of employees;

(vi) each joint venture, partnership, and other Purchaser Applicable Contract (however named) involving a sharing of profits, losses, costs or liabilities by Purchaser with any other Person;

(vii) each Purchaser Applicable Contract containing covenants that in any way purport to restrict the business activity of Purchaser or any Affiliate of Purchaser or limit the freedom of Purchaser or any Affiliate of Purchaser to engage in any line of business or to compete with any Person;

(viii) each Purchaser Applicable Contract providing for payments to or by any Person based on sales, purchases or profits, other than direct payments for goods;

(ix) each power of attorney that is currently effective and outstanding;

(x) each Purchaser Applicable Contract entered into other than in the Ordinary Course of Business that contains or provides for an express undertaking by Purchaser to be responsible for consequential damages;

(xi) each Purchaser Applicable Contract for capital expenditures in excess of $200,000 or with a remaining term of more than twelve (12) months, other than Purchaser Applicable Contracts entered into in the Ordinary Course of Business;

(xii) each written warranty, guaranty, and or other similar undertaking with respect to contractual performance extended by Purchaser other than in the Ordinary Course of Business; and

(xiii) each amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

Section 3.18(a) of the Purchaser Disclosure Schedule sets forth reasonably complete details concerning such Contracts, including the parties to the Contracts, the amount of the remaining commitment of Purchaser under the Contracts, and Purchaser’s office where details relating to the Contracts are located. Notwithstanding the foregoing Section 3.18(a), Purchaser shall only be required to disclose only such Contracts that have been executed or made effective on or after January 1, 2003.

(b) Except as set forth in Section 3.18(b) of the Purchaser Disclosure Schedule, to the knowledge of Purchaser, no officer, director, agent, employee, consultant or contractor of Purchaser is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant or contractor to (A) engage in or continue any conduct, activity or practice relating to the business of Purchaser, or (B) assign to Purchaser or to any other Person any rights to any invention, improvement or discovery.

(c) Except as set forth in Section 3.18(c) of the Purchaser Disclosure Schedule, each Contract identified or required to be identified in Section 3.18(a) of the Purchaser Disclosure Schedule is in full force and effect and is valid and enforceable in accordance with its terms.

(d) Except as set forth in Section 3.18(d) of the Purchaser Disclosure Schedule and to the knowledge of Purchaser:

(i) Purchaser is, and at all times has been since January 1, 2003, in material compliance with all applicable terms and requirements of each Contract under which Purchaser has or had any obligation or liability or by which Purchaser or any of the assets owned or used by Purchaser is or was bound;

(ii) each other Person that has or had any obligation or liability under any Contract under which Purchaser has or had any rights is, and at all times since January 1, 2003 has been, in material compliance with all applicable terms and requirements of such Contract;

(iii) no event has occurred or circumstance exists that (with or without notice or lapse of time) is reasonably likely to contravene, conflict with, or result in a violation or breach of, or give Purchaser or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Purchaser Applicable Contract; and

(iv) Purchaser has not given to or received from any other Person, at any time since January 1, 2003, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Contract and which violation or breach would have a material adverse effect on Purchaser or its assets.

(e) There are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to Purchaser under current or completed Contracts with any Person and, to the knowledge of Purchaser, no such Person has made written demand for such renegotiation.

(f) The Contracts relating to the sale, design, manufacture, or provision of products or services by Purchaser has been entered into in the Ordinary Course of Business and have been entered into without the commission of any act alone or in concert with any other Person, or any consideration having been paid or promised, that is or would be in violation of any Law.

3.19 Insurance.

(a) Purchaser has delivered to Company:

(i) true and complete copies of all policies of insurance to which Purchaser and any Purchaser Subsidiary is a party or under which Purchaser, or any director of Purchaser, is or has been covered at any time since January 1, 2003; and

(ii) any statement by the auditor of Purchaser’s financial statements with regard to the adequacy of such entity’s coverage or of the reserves for claims.

(b) Section 3.19(b) of the Purchaser Disclosure Schedule describes any self-insurance arrangement by or affecting Purchaser, including any reserves established thereunder.

(c) Section 3.19(c) of the Purchaser Disclosure Schedule sets forth, by year, for the current policy year and any preceding policy years commencing on or after January 1, 2003:

(i) a summary of the loss experience under each policy;

(ii) a statement describing each claim under an insurance policy for an amount in excess of $100,000, which sets forth:

(A) the name of the claimant;

(B) a description of the policy by insurer, type of insurance, and period of coverage; and

(C) the amount and a brief description of the claim; and

(D) a statement describing the loss experience for all claims that were self-insured, including the number and aggregate cost of such claims.

(d) Except as set forth on Section 3.19(d) of the Purchaser Disclosure Schedule:

(i) Purchaser has not received (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (B) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.

(ii) Purchaser has paid all premiums due, and have otherwise performed all of their respective obligations, under each policy to which Purchaser is a party or that provides coverage to Purchaser or director thereof.

(iii) Purchaser has given notice to the insurer of all claims arising since January 1, 2003 that may be insured thereby.

3.20 Environmental Matters. Except as set forth in Section 3.20 of the Purchaser Disclosure Schedule:

(a) Purchaser is, and, to its knowledge at all times since June 30, 2001 has been, in full compliance with, and has not been and is not in violation of or liable under, any Environmental Law. To its knowledge at all times since June 30, 2001, none of Purchaser or any Purchaser Subsidiary has any basis to expect, nor has any of them or any other Person for whose conduct they are or is reasonably likely to be held to be responsible received, any actual or Threatened order, notice, or other communication from (i) any Governmental Authority or private citizen, or (ii) the current or prior owner or operator of any Facilities, of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or Threatened obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which Purchaser has had an interest to its knowledge at all times since June 30, 2001 or, to its knowledge at all times since June 30, 2001 with respect to any property or Facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by Purchaser, any Purchaser Subsidiary, or any other Person for whose conduct they are or is reasonably likely to be held responsible, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, released or received to its knowledge at all times since June 30, 2001.

(b) There are no pending or, to the knowledge of Purchaser, Threatened claims, Encumbrances or other restrictions of any nature, resulting from any Environmental, Health, and Safety Liabilities or arising under or pursuant to any Environmental Law, with respect to or affecting any of the Facilities or any other properties and assets (whether real, personal or mixed) in which Purchaser has or had an interest.

(c) Purchaser has no basis to expect, nor has it or any other Person for whose conduct they are or is reasonably likely to be held responsible, received, any citation, directive, inquiry, notice, Order, summons, warning or other communication that relates to Hazardous Activity, Hazardous Materials or any alleged, actual or potential violation or failure to comply with any Environmental Law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which Purchaser has or had, to its knowledge at all times since June 30, 2001, an interest or is or was otherwise responsible, or with respect to any property or facility to which Hazardous Materials generated, manufactured, refined, transferred, imported, used, or processed by Purchaser, any Purchaser Subsidiary, or any other Person for whose conduct they are or is reasonably likely to be held responsible, have been transported, treated, stored, handled, transferred, disposed, recycled, released or received to its knowledge at all times since June 30, 2001.

(d) None of Purchaser, any Purchaser Subsidiary or any other Person for whose conduct they are or is reasonably likely to be held responsible, has or is reasonably likely to have incurred any Environmental, Health, and Safety Liabilities arising out of or relating to: (i) the Facilities acquired since June 30, 2001 or any other property (whether real, personal, or mixed) in which the Company or any Company Subsidiary (or any predecessors) has, or to its knowledge at all times since June 30, 2001 had, any interest or is or was responsible; (ii) any property geographically or hydrologically adjoining the Facilities acquired since June 30, 2001; (iii) any Hazardous Activities of Purchaser; or (iv) any operations of Purchaser, including without limitation activities or operations of Purchaser relating to any off-site transportation, treatment, disposal, or Release of Hazardous Material, or any arrangement for the transportation, treatment or disposal of any Hazardous Material at any other facility or property.

(e) There are no Hazardous Materials present on or in the Environment at the Facilities acquired since June 30, 2001 or at any geologically or hydrologically adjoining property, including any Hazardous Materials contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps, or any other part of the Facilities acquired since June 30, 2001 or such adjoining property, or incorporated into any structure therein or thereon. Purchaser, any other Person for whose conduct they are or is reasonably likely to be held responsible, or to the knowledge of Purchaser, any other Person, has permitted or conducted, or is aware of, any Hazardous Activity conducted with respect to the Facilities acquired since June 30, 2001 or any other properties or assets (whether real, personal, or mixed) in which Purchaser has or to its knowledge at all times since June 30, 2001 had an interest or is otherwise responsible, except in full compliance with all applicable Environmental Laws.

(f) To its knowledge at all times since June 30, 2001, there has been no Release or, to the knowledge of Purchaser, Threat of Release, of any Hazardous Materials at or from the Facilities acquired since June 30, 2001 or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used, or processed from or by the Facilities acquired since June 30, 2001, or from or by any other properties and assets (whether real, personal, or mixed) in which Purchaser has or to its knowledge at all times since June 30, 2001 has had an interest or is otherwise responsible, or to the knowledge of Purchaser any geologically or hydrologically adjoining property, whether by Purchaser or any other Person.

(g) Section 3.20 of the Purchaser Disclosure Schedule contains a complete list of all Governmental Authorizations required for Purchaser’s or any Purchaser Subsidiary’s operations under the Environmental Laws of the United States and any state in the United States where Purchaser does business. These Governmental Authorizations are in full force and effect, and none of Purchaser is in violation of the terms of any of these Governmental Authorizations. None of these Governmental Authorizations would be violated by the Merger, and no action or consent by any Governmental Authority is required as a result of the Merger in order to maintain such Governmental Authorizations in full force and effect.

(h) Purchaser has delivered to Company true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by Purchaser to its knowledge at all times since June 30, 2001 pertaining to

Hazardous Materials or Hazardous Activities in, on, or under the Facilities, or concerning compliance by Purchaser, any Purchaser Subsidiary, or any other Person for whose conduct they are or is reasonably likely to be held responsible, with Environmental Laws.

(i) Notwithstanding anything contained in this Section 3.20 to the contrary, for purposes of this Section 3.20 only, “knowledge” shall mean the actual knowledge of Keith S. Walters, Harve Cathey and Michael Magill only, and shall not include any knowledge or facts constructively known or imputed to any of them.

3.21 Employees.

(a) Section 3.21 of the Purchaser Disclosure Schedule contains a complete and accurate list of the following information for each employee, officer or director of Purchaser with aggregate compensation in excess of $70,000 per year, including each employee on leave of absence or layoff status: employer; name; years of service; job title; current compensation paid or payable and any change in compensation since December 31, 2003.

(b) No employee or director of Purchaser is a party to, or is otherwise bound by, any Proprietary Rights Agreement that in any way adversely affects or will affect (i) the performance of his duties as an employee or director of Purchaser, or (ii) the ability of Purchaser to conduct its business, including any Proprietary Rights Agreement with Purchaser by any such employee or director. To Purchaser’s knowledge, no director, officer, or other key employee of Purchaser intends to terminate his or her employment with Purchaser.

(c) Section 3.21 of the Purchaser Disclosure Schedule also contains a complete and accurate list of the following information for each employee or director of Purchaser that has retired since January 1, 2003, or their dependents, receiving benefits or scheduled to receive benefits in the future: name, pension benefit, pension option election, retiree medical insurance coverage, retiree life insurance coverage, and other benefits.

3.22 Labor Relations; Compliance. Except as set forth in Section 3.22 of the Purchaser Disclosure Schedule, since January 1, 2003, Purchaser has not been or is a party to any collective bargaining or other labor Contract. Except as set forth in Section 3.22 of the Purchaser Disclosure Schedule, since January 1, 2003, there has not been, there is not presently pending or existing, and there is not Threatened, (a) any strike, slowdown, picketing, work stoppage, or employee grievance process, (b) any Proceeding against or affecting Purchaser relating to the alleged violation of any Law pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Authority, organizational activity, or other labor or employment dispute against or affecting any of Purchaser or their premises, or (c) any application for certification of a collective bargaining agent. Since January 1, 2003, no event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute. There is no lockout of any employees by Purchaser, and no such action is contemplated by Purchaser. Purchaser has complied in all respects with all Laws relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health, and plant closing. None of Purchaser or any Purchaser Subsidiary is liable for the payment of any compensation, damages, taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Laws.

3.23 Intellectual Property.

(a) Purchaser Intellectual Property Assets—The term “Purchaser Intellectual Property Assets” includes the following which have been acquired or used since January 1, 2003:

(i) the names identified on Section 3.23(a)(i) of the Purchaser Disclosure Schedule, including “Ennis”, all fictional business names, trading names, registered and unregistered trademarks, service marks, and applications (collectively, “Purchaser Marks”);

(ii) all Patents;

(iii) all Copyrights;

(iv) all Rights in Mask Works;

(v) all trade secrets, technical information and process technology including without limitation matters identified as trade secrets on Section 3.23(a)(v) of the Purchaser Disclosure Schedule, (collectively, “Purchaser Trade Secrets”); owned, used, or licensed by Purchaser as licensee or licensor; and

(vi) all Internet domain names, including www.ennis.com.

(b) Agreements—Section 3.23(b) of the Purchaser Disclosure Schedule contains a complete and accurate list and summary description, including any royalties paid or received by Purchaser, of all Contracts relating to the Purchaser Intellectual Property Assets to which Purchaser is a party or by which Purchaser is bound, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs with a value of less than $50,000 under which Purchaser is the licensee. There are no outstanding and, to Purchaser’s knowledge, no Threatened disputes or disagreements with respect to any such agreement.

(c) Know-How Necessary for the Purchaser Business

(i) The Purchaser Intellectual Property Assets are all those necessary for the operation of Purchaser’s businesses as it is currently conducted. Purchaser is the owner of all right, title, and interest in and to each of the Purchaser Intellectual Property Assets, free and clear of all liens, security interests, charges, encumbrances, equities, and other adverse claims, and has the right to use without payment to a third party all of the Purchaser Intellectual Property Assets.

(ii) Except as set forth in Section 3.23(c) of the Purchaser Disclosure Schedule, all current and, former Since January 1, 2003, employees of Purchaser have executed written Contracts with Purchaser that assign to Purchaser all rights to any inventions, improvements, discoveries, or information relating to the business of Purchaser. No employee of Purchaser has entered into any Contract that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning his work to anyone other than Purchaser.

(d) Patents—Section 3.23(d) of Purchaser Disclosure Schedule contains a complete and accurate list and summary description of all Patents.

(e) Trademarks

(i) Section 3.23(e) of Purchaser Disclosure Schedule contains a complete and accurate list and summary description of all Purchaser Marks. Purchaser is the owner of all right, title, and interest in and to each of the Purchaser Marks, free and clear of all liens, security interests, charges, encumbrances, equities, and other adverse claims.

(ii) All Purchaser Marks that have been registered with the United States Patent and Trademark Office are currently in compliance with all formal legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), and are valid and enforceable.

(iii) No Mark has been since January 1, 2003, or is now involved in any opposition, invalidation, or cancellation and, to Purchaser’s knowledge, no such action is Threatened with the respect to any of the Purchaser Marks.

(iv) To Purchaser’s knowledge, there is no potentially interfering trademark or trademark application of any third party.

(v) No Mark is infringed or, to Purchaser’s knowledge, has been challenged or threatened in any way. None of the Purchaser Marks used by Purchaser infringes or is alleged to infringe any trade name, trademark, or service mark of any third party.

(vi) All products and materials containing a Mark bear the proper federal registration notice where permitted by law.

(f) Copyrights— Section 3.23(f) of Purchaser Disclosure Schedule contains a complete and accurate list and summary description of all Copyrights.

(g) Trade Secrets

(i) With respect to each Purchaser Trade Secret, the documentation relating to such Purchaser Trade Secret is current, accurate, and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual.

(ii) Since January 1, 2003, Purchaser has taken all reasonable precautions to protect the secrecy, confidentiality, and value of their Purchaser Trade Secrets.

(iii) Purchaser has good title and an absolute (but not necessarily exclusive) right to use the Purchaser Trade Secrets. The Purchaser Trade Secrets are not part of the public knowledge or literature, and, to Purchaser’s knowledge, since January 1, 2003, have not been used, divulged, or appropriated either for the benefit of any Person (other than Purchaser) or to the detriment of Purchaser. No Purchaser Trade Secret is subject to any adverse claim or, since January 1, 2003, has been challenged or threatened in any way.

(h) Software. Purchaser owns or is licensed to use all Software which is material to the conduct of the business and the operation of the property. All Software used by Purchaser which is not commercial software available “off the shelf” either directly from the licensor or from third party retailers and which does not require extensive customization for use is identified on Section 3.23(h) of the Purchaser Disclosure Schedule.

3.24 Certain Payments. Since January 1, 2003, none of Purchaser or director, officer, agent, or employee of Purchaser, or to Purchaser’s knowledge any other Person associated with or acting for or on behalf of Purchaser, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of Purchaser or any Affiliate of Purchaser, or (iv) in violation of any Law, (b) established or maintained any fund or asset that has not been recorded in the books and records of Purchaser.

3.25 Disclosure.

(a) No representation or warranty of Purchaser in this Agreement and no statement in the Purchaser Disclosure Schedule contains an untrue statement of material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

(b) No notice given pursuant to Section 5.2 will contain any untrue statement or omit to state a material fact necessary to make the statements therein or in this Agreement, in light of the circumstances in which they were made, not misleading.

(c) There is no fact known to Purchaser that has specific application to Purchaser (other than general economic or industry conditions) and that materially adversely affects the assets, business, prospects, financial condition, or results of operations of Purchaser (on a consolidated basis) that has not been set forth in this Agreement or the Purchaser Disclosure Schedule. Notwithstanding the foregoing, none of Purchaser representations and warranties apply to knowledge of projections, trends, or general economic conditions related to the textile industry.

3.26 Relationships With Related Persons. None of Purchaser or any Related Person of Purchaser has, or since the first day of the next to last completed fiscal year of Purchaser has had, any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to Purchaser’s businesses. None of Purchaser or any Related Person of Purchaser is or, since January 1, 2003, has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has (i) had business dealings or a material financial interest in any transaction with Purchaser, or (ii) engaged in competition with Purchaser with respect to any line of the products or services of Purchaser in any market presently served by Purchaser or any such Purchaser. Except as set forth in Section 3.26 of the Purchaser Disclosure Schedule, none of Purchaser or any Related Person of Purchaser is a party to any Contract with, or has any claim or right against, Purchaser.

3.27 Patriot Act. Purchaser hereby represents and warrants that Purchaser is compliant with all applicable anti-money laundering laws, including, without limitation, the USA Patriot Act, and the laws administered by the United States Treasury Department’s Office of Foreign Assets Control, including, without limitation, Executive Order 13224. Purchaser further represents and warrants that Purchaser does not conduct business with any person or entity on the SDN List published by the United States Treasury Department’s Office of Foreign Assets Control.

3.28 Off-Balance Sheet Financial Statements Arrangements. Purchaser does not have any “off-balance sheet arrangements.” For purposes of the preceding sentence, “off-balance sheet arrangement” shall have the meaning set forth in Section 2.31. Section 3.28 of the Purchaser Disclosure Schedule identifies all outstanding guarantees, letters of credit, performance bonds, assurance bonds, surety agreements, indemnity agreements and any other legally binding forms of assurance or guaranty in connection with the business of Purchaser, whether or not issued by Purchaser’s stockholders.

3.29 Transactions with Affiliates and Employees. Except as set forth on Section 3.29 of the Purchaser Disclosure Schedule, none of the officers or directors of Purchaser and, to the knowledge of Purchaser, none of the employees of Purchaser is presently a party to any transaction with Purchaser (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of Purchaser, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner. Since January 1, 2003 Purchaser has not (i) extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Purchaser, or (ii) materially modified any term of any such extension or maintenance of credit. Section 3.29 of the Purchaser Disclosure Schedule identifies any loan or extension of credit maintained by Purchaser to which the second sentence of Section 13(k)(1) of the Securities Exchange Act applies.

3.30 No Other Representations or Warranties. Purchaser acknowledges and agrees that, in entering into this Agreement and in consummating the transactions contemplated hereby:

(i) It has relied and will rely solely upon its own investigation and analysis and the representations and warranties contained in Article 2 of this Agreement. Without limiting the generality of the foregoing, except with respect to the items set forth on Section 3.12 of the Company Disclosure Schedule, it has not and will not rely on any of the information learned or provided in connection with any presentation made by management or other representatives of the Company, contained in any document provided to it, any projections or forecasts or otherwise.

(ii) None of the Company nor any of the Company representatives has made any statement, representation or warranty except for the representations and warranties made by the Company as expressly set forth in Article 2 of this Agreement.

(iii) With respect to the period prior to November 10, 2003, it has relied and will rely solely upon the representations, warranties and indemnification rights of Company set forth in the Stock Purchase Agreement, and will not seek indemnification for a breach by Company of any representations and warranties of this Agreement unless and until it has made a good faith, commercially reasonable judgment that the nature of its claim is not subject to indemnification solely under the Stock Purchase Agreement.

4. ADDITIONAL COVENANTS OF THE COMPANY

The Company covenants and agrees as follows:

4.1 Conduct of Business of the Company and the Company Subsidiaries. (a) Unless Purchaser shall otherwise agree in writing and except as expressly contemplated by this Agreement or as set forth on Section 4.1 of the Company Disclosure Schedule (the inclusion of any item having been consented to by Purchaser), during the period from the date of this Agreement to the Effective Time, (i) the Company shall conduct, and it shall cause each of the Company Subsidiaries to conduct, its or their businesses in the ordinary course, and the Company shall, and it shall cause each of the Company Subsidiaries to, use its or their commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and key employees, and to maintain satisfactory relationships with all persons with whom it does business, and (ii) without limiting the generality of the foregoing, neither the Company nor any Company Subsidiary will, except in the ordinary course of business:

(A) amend or propose to amend its Organizational Documents;

(B) authorize for issuance, issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other equity securities of the Company or any Company Subsidiary including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class of the Company or any Company Subsidiary;

(C) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock but except with respect to the distribution provided for in Section 5.16, other than dividends or distributions to the Company or any Company Subsidiary, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities and other than pursuant to commitments outstanding on the date of this Agreement in accordance with their present terms as set forth on Schedule 4.1 of the Company Disclosure Schedule;

(D) (i) create, incur, assume, forgive or make any changes to the terms or collateral of any debt for borrowed money, except incurrences that constitute refinancing of existing obligations on terms that are no less favorable to the Company or the Company Subsidiaries than the existing terms; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person other than in the ordinary course of business; (iii) make any capital expenditures other than as set forth in Section 4.1 of the Company Disclosure Schedule; (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than to a Company Subsidiary and customary travel, relocation or business advances to employees); (v) acquire the stock or assets of, or merge or consolidate with, any other person; (vi) voluntarily incur any material liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business; or (vii) sell, transfer, mortgage, pledge, or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties, real, personal or mixed material to the Company and the Company Subsidiaries taken as a whole other than to secure debt permitted under subclause (i) of this clause (D) or other than in the ordinary course of business;

(E) increase in any manner the wages, salaries, bonus, compensation or other benefits of any of its officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, termination, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, officer, director, other employee, agent, consultant or affiliate other than as required pursuant to the terms of agreements in effect on the date of this Agreement, or enter into or engage in any agreement, arrangement or transaction with any of its directors, officers, employees or affiliates;

(F) (i) commence or settle any litigation or other proceedings with any Governmental Authority or other person, or (ii) make or rescind any election relating to any Tax, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, change any method of accounting or make any other material change in its accounting or Tax policies or procedures;

(G) knowingly commit or omit to do any act, which act or omission causes a breach of any covenant contained in this Agreement or is intended to cause any representation or warranty contained in this Agreement to become untrue in a material respect, as if each such representation and warranty were continuously made from and after the date hereof;

(H) fail to maintain its books, accounts and records in the usual manner on a basis consistent with that heretofore employed;

(I) enter into any new line of business;

(J) enter into any lease, contract or agreement pursuant to which the Company is obligated to pay or incur obligations of more than $1,000,000 per year, other than the purchase of inventory in the ordinary course of business; or

(K) authorize any of, or agree to commit to do any of, the foregoing actions.

(b) The Company shall, and the Company shall cause each of the Company Subsidiaries to, use its or their reasonable efforts to comply in all material respects with all Laws applicable to it or any of its properties, assets or business and maintain in full force and effect all the permits set forth in Section 2.19 of the Company Disclosure Schedule that are necessary for, or otherwise material to, such business.

4.2 Notification of Certain Matters. The Company shall give prompt notice to Purchaser if any of the following occur after the date of this Agreement: (i) receipt of any written notice from any third party alleging that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, provided that such Consent would have been required to have been disclosed in this Agreement; (ii) receipt of any material written notice from any Governmental Authority in connection with the transactions contemplated by this Agreement; (iii) the occurrence of an event which would be reasonably likely to have a Company Material Adverse Effect or which the Company believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein; or (iv) the commencement or written threat of any Proceeding involving the Company or any Company Subsidiary which, if pending on the date hereof, would have been required to have been disclosed in this Agreement or which relates to the consummation of the Merger.

4.3 Access and Information. Between the date of this Agreement and the Effective Time, the Company will give, and shall direct its accountants and legal counsel to give, Purchaser and its respective authorized representatives (including, without limitation, its financial advisors, accountants and legal counsel), at all reasonable times, access as reasonably requested to all offices and other facilities and to all contracts, agreements, commitments, books and records of or pertaining to the Company and the Company Subsidiaries, will permit the foregoing to make such reasonable inspections as they may require and will cause its officers to furnish Purchaser with such financial and operating data and other information with respect to the business and properties of the Company and the Company Subsidiaries as Purchaser may from time to time reasonably request. In addition, between the date of this Agreement and the Effective Time, the Company shall permit Purchaser’s senior officers to meet with the officers of the Company responsible for the Financial Statements and the internal controls of the Company to discuss such matters as Purchaser may deem reasonably necessary or appropriate for Purchaser to satisfy its obligations under Sections 302 and 906 of Sarbanes-Oxley Act of 2002, as amended, and any rules and regulations relating thereto.

4.4 Commercially Reasonable Efforts. Subject to the terms and conditions herein provided, the Company agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the

Merger and the other transactions contemplated by this Agreement, including, but not limited to, (i) obtaining all Consents from Governmental Authorities and other third parties required for the consummation of the Merger and the transactions contemplated hereby and (ii) timely making all necessary filings under the HSR Act. Upon the terms and subject to the conditions hereof, the Company agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the other conditions to Closing set forth herein.

4.5 Public Announcements. So long as this Agreement is in effect, the Company shall not, and shall cause its affiliates not to, (a) issue or cause the publication of any press release or any other announcement or communication with respect to the Merger or the other transactions contemplated hereby without the written consent of Purchaser, or (b) discuss with the press or the media this Agreement, the Merger or the transactions contemplated hereby (and will refer any and all questions and inquiries to Purchaser), except in any case under (a) or (b) where such release or announcement is required by applicable Law, in which case the Company, prior to making such announcement, will consult with Purchaser regarding the same.

4.6 Compliance. In consummating the Merger and the other transactions contemplated hereby, the Company shall comply, and/or cause the Company Subsidiaries to comply or to be in compliance, in all material respects, with all applicable Law.

4.7 Tax Opinion Certificate. The Company shall execute and deliver to Company’s and Purchaser’s counsel a certificate as to such matters as are reasonably requested by such counsel in form and substance satisfactory to such counsel, dated on or about the date that is two business days prior to the date the Prospectus/Proxy Statement is mailed and again dated as of the Closing Date (the “Company Tax Opinion Certificate”) signed by an officer of the Company setting forth factual representations and covenants that will serve as a basis for the tax opinions required pursuant to Section 6.2(d) and Section 6.3(d) of this Agreement; provided, however, the Company shall not be required to execute such Company Tax Opinion Certificate if such representations are not true and correct as of such date.

4.8 Other Tax-related Certificates. The Company shall provide such certificates as may be required so that no withholding of taxes is required pursuant to Section 1445 of the Code.

4.9 No Solicitation of Transactions. The Company agrees that neither it nor any of its Subsidiaries shall, and that it shall use its commercially reasonable efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly: (i) encourage, initiate, solicit or take any other action designed to, or which could reasonably be expected to, facilitate an Acquisition Proposal or the making, submission or announcement of, any Acquisition Proposal, (ii) participate or engage in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except to notify such person as to the existence of these provisions, (iv) approve, endorse or recommend any Acquisition Proposal with respect to it, or (v) enter into any letter of intent or similar document or any agreement, commitment or understanding contemplating or otherwise relating to any Acquisition Proposal or a transaction contemplated thereby.

4.10 Tax Matters. The following provisions shall govern the allocation of responsibility as among the Purchaser, Merger Sub and the Company for certain Tax matters following the Closing Date:

(a) Pre-Closing Tax Periods. The Purchaser and Company shall prepare or cause to be prepared and shall file or cause to be filed all Tax Returns for the Company and each Company Subsidiary for all Pre-Closing Tax Periods and Straddle Periods which are due (including with extensions) after the Closing Date. The Purchaser shall provide copies of such Tax Returns to the Seller Representative at least 30 days prior to their due date for their review and approval, such approval not to be unreasonably withheld. If the Seller Representative does not notify Purchaser of any objections at least 10 days prior to the due date of such Tax Returns, Purchaser may file such returns. The parties shall act in good faith to resolve any objections raised by the Company Stockholders and if not resolved within 5 days of the due date such objections shall be resolved by an independent accounting firm mutually agreeable to the parties. If such objections are not resolved by the due date of such Tax Return, Purchaser may file such Tax Return. When such objections are resolved, the Purchaser shall file or cause to be filed an amended Tax Return for the Company reflecting the resolution of such objections as may be requested by Seller Representative. Except as otherwise required by applicable Law, such Tax Returns for each of Company and each Company Subsidiary shall be prepared in a manner consistent with Tax Returns prepared and filed by the Company prior to the Closing Date. The Purchaser and Company shall be solely responsible for, and shall promptly pay, all Taxes of the Company with respect to such periods except to the extent such Taxes are due to a breach of the representation and warranty in Section 2.11(h).

(b) Post-Closing Tax Periods. The Purchaser shall prepare or cause to be prepared and file or cause to be filed any income Tax Returns of the Company Subsidiaries for any tax period which begins on or after the Closing Date. Except as otherwise required by applicable law, such income Tax Returns shall be prepared in a manner consistent with income Tax Returns prepared and filed prior to the Closing Date.

(c) Tax Refunds. The Purchaser acknowledges and agrees that any and all refunds of any Taxes paid by the Company Stockholders or the Company and any Company Subsidiary, respectively, in connection with all periods ending on or before the Closing Date shall be the property of the Company Stockholders except to the extent such Taxes were paid by the Company, Company Subsidiary or Purchaser after the Closing Date and such refunds, including interest thereon paid by any taxing authority, net of any additional Taxes imposed on the Purchaser or Merger Sub for any period ending after the Closing Date and which are attributable to the receipt of such refunds, shall be paid by the Purchaser to the Company Stockholders promptly after such refund is either received or credited against such liability of the Purchaser, Merger Sub or the Company Subsidiaries for Taxes.

(d) Amended Returns and Audit. Purchaser and Merger Sub acknowledge that no amended Tax Returns may be filed with respect to any Pre-Closing Period of the Company or any Company Subsidiary if such amended Tax Return will increase taxes payable by the Company or any Company Subsidiary for any Pre-Closing Period or by the Company Stockholders without the written consent of the Seller Representative which shall not be unreasonably withheld. No examination or other proceeding concerning the tax returns filed by the Company or any Company Subsidiary for any Pre-Closing Period may be settled without the consent of the Seller Representative if such settlement will increase the Taxes payable by the Company Stockholders or their indemnification obligation under this Agreement or the Seller Indemnity Agreement.

(e) Cooperation on Tax Matters. The Purchaser, the Company, the Company Subsidiaries and the Company Stockholders shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation of and filing of Tax Returns pursuant to this Section and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Purchaser, Company, Merger Sub and the Shareholders agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any government authority as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereunder).

(f) 338 Election. No election under Section 338 of the Code will be made with respect to the acquisition of the Company and the Company Subsidiaries.

4.11 Regulation S-X Compliance. Between the date hereof and the Closing, the Purchaser may, at Company’s cost and expense, cause Moss Adams LLP to review the Financial Statements of Company and, based on such review, Purchaser may make all arrangements necessary to cause the Company’s Financial Statements and books and records to be in compliance, at the Effective Time, with SEC Regulation S-X. Company shall cooperate with Purchaser in making any such adjustments or modifications as Purchase may reasonably request in that regard but Purchaser shall be solely responsible for implementation of any measures required to cause the Company’s Financial Statements and books and records to be in compliance, at or after the Effective Time, with SEC Regulation S-X.

4.12 Review of Interim Balance Sheet. Between the date hereof and the Closing, the Purchaser may, at Purchaser’s cost and expense, cause Moss Adams LLP to review the Interim Balance Sheet. Company shall reasonably cooperate with Purchaser and Moss Adams LLP in connection with the foregoing.

4.13 Update of Schedules. Company shall promptly disclose to Purchaser any information contained in its representations and warranties or the Company Disclosure Schedule that is incomplete or is no longer correct as of all times after the date of this Agreement until the Closing Date; provided, however, that none of such disclosures, to the extent Purchaser reasonably determines that such disclosure has or may have a material adverse effect on the Company, shall be deemed to modify, amend or supplement the representations and warranties of Company or the Disclosure Schedules for the purposes of Article 2, unless Purchaser and Merger Sub shall have consented thereto in writing; provided, further, that, except for the provisions of Section 7.2(a), the sole remedy to Purchaser if it fails or refuses to consent to such an update shall be the right to terminate this Agreement by notice to Company within three (3) business days after receipt of the revised Company Disclosure Schedule.

5. ADDITIONAL COVENANTS OF PURCHASER AND MERGER SUB

Purchaser and Merger Sub covenant and agree as follows:

5.1 Conduct of Business of the Purchaser and the Purchaser Subsidiaries. (a) Unless Purchaser shall otherwise agree in writing and except as expressly contemplated by this Agreement or as set forth on Section 5.1 of the Purchaser Disclosure Schedule (the inclusion of any item having been consented to by Purchaser), during the period from the date of this Agreement to the Effective Time, (i) the Purchaser shall conduct, and it shall cause each of the Purchaser Subsidiaries to conduct, its or their businesses in the ordinary course, and the Purchaser shall, and it shall cause each of the Purchaser Subsidiaries to, use its or their commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and key employees, and to maintain satisfactory relationships with all persons with whom it does business, and (ii) without limiting the generality of the foregoing, neither the Purchaser nor any Purchaser Subsidiary will, except in the ordinary course of business:

(A) amend or propose to amend its Organizational Documents;

(B) authorize for issuance, issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other equity securities of the Purchaser or any Purchaser Subsidiary including, but not limited to, any securities convertible into or exchangeable for shares of stock of any class of the Purchaser or any Purchaser Subsidiary;

(C) split, combine or reclassify any shares of its capital stock or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to the Purchaser or any Purchaser Subsidiary, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities and other than pursuant to commitments outstanding on the date of this Agreement in accordance with their present terms as set forth on Section 5.1 of the Purchaser Disclosure Schedule;

(D) (i) create, incur, assume, forgive or make any changes to the terms or collateral of any debt for borrowed money, except incurrences that constitute refinancing of existing obligations on terms that are no less favorable to the Purchaser or the Purchaser Subsidiaries than the existing terms; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person other than in the ordinary course of business; (iii) make any capital expenditures other than as set forth in Section 5.1 of the Purchaser Disclosure Schedule; (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than to a Purchaser Subsidiary and customary travel, relocation or business advances to employees); (v) except for the contemplated acquisition by Purchaser of all of the issued stock of Crabar/GBF, Inc., acquire the stock or assets of, or merge or consolidate with, any other person; (vi) voluntarily incur any material liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business; or (vii) sell, transfer, mortgage, pledge, or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any assets or properties, real, personal or mixed material to the Purchaser and the Purchaser Subsidiaries taken as a whole other than to secure debt permitted under subclause (i) of this clause (D) or other than in the ordinary course of business;

(E) increase in any manner the wages, salaries, bonus, compensation or other benefits of any of its officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity, pension, retirement, vacation, severance, termination, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or arrangement with, for or in respect of, any shareholder, officer, director, other employee, agent, consultant or affiliate other than as required pursuant to the terms of agreements in effect on the date of this Agreement, or enter into or engage in any agreement, arrangement or transaction with any of its directors, officers, employees or affiliates;

(F) (i) commence or settle any litigation or other proceedings with any Governmental Authority or other person that involves an amount in controversy of over $1,000,000, or (ii) make or rescind any election relating to any Tax, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, change any method of accounting or make any other material change in its accounting or Tax policies or procedures;

(G) knowingly commit or omit to do any act, which act or omission causes a breach of any covenant contained in this Agreement or is intended to cause any representation or warranty contained in this Agreement to become untrue in a material respect, as if each such representation and warranty were continuously made from and after the date hereof;

(H) fail to maintain its books, accounts and records in the usual manner on a basis consistent with that heretofore employed;

(I) enter into any new line of business;

(J) enter into any lease, contract or agreement pursuant to which the Purchaser is obligated to pay or incur obligations of more than $1,000,000 per year, other than the purchase of inventory in the ordinary course of business; or

(K) authorize any of, or agree to commit to do any of, the foregoing actions.

(b) The Purchaser shall, and the Purchaser shall cause each of the Purchaser Subsidiaries to, use its or their reasonable efforts to comply in all material respects with all Laws applicable to it or any of its properties, assets or business and maintain in full force and effect all the permits that are necessary for, or otherwise material to, such business.

5.2 Access and Information. Between the date of this Agreement and the Effective Time, Purchaser will give, and shall direct its accountants and legal counsel to give, the Company and its authorized representatives (including, without limitation, its financial advisors, accountants and legal counsel), at all reasonable times upon reasonable prior notice by the Company, access as reasonably requested to all contracts, agreements, commitments, books and records of or pertaining to Purchaser and the Purchaser Subsidiaries, will permit the foregoing to make such reasonable inspections as they may require and will cause its officers promptly to furnish the Company with (a) such financial and operating data and other information with respect to the business and properties of Purchaser and its Subsidiaries as the Company may from time to time reasonably request and (b) a copy of each material report, schedule and other document filed or received by Purchaser or any of its

Subsidiaries pursuant to the requirements of applicable securities laws or the NYSE, all only to the extent reasonably required by the Company to facilitate and consummate the transactions contemplated by this Agreement.

5.3 Notification of Certain Matters. Purchaser shall give prompt notice to the Company if any of the following occur after the date of this Agreement: (i) receipt of any notice or other communication in writing from any third party alleging that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, provided that such Consent would have been required to have been disclosed in this Agreement; (ii) receipt of any material notice or other communication from any Governmental Authority (including, but not limited to, the NYSE or any securities exchange) in connection with the transactions contemplated by this Agreement; (iii) the occurrence of an event which triggers any public reporting requirements of a material adverse effect or (iv) the commencement or written threat of any Proceeding involving or affecting Purchaser or any of its Subsidiaries, or any of their respective properties or assets, or, to its knowledge, any employee, agent, director or officer, in his or her capacity as such, of Purchaser or any of its Subsidiaries which, if pending on the date hereof, would have been required to have been disclosed in this Agreement or which relates to the consummation of the Merger.

5.4 Commercially Reasonable Efforts. Subject to the terms and conditions herein provided, Purchaser agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger and the other transactions contemplated by this Agreement, including, but not limited to, (i) obtaining all Consents from Governmental Authorities and other third parties required for the consummation of the Merger and the other transactions contemplated hereby and (ii) timely making all necessary filings under the HSR Act. Upon the terms and subject to the conditions hereof, Purchaser agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the other conditions to Closing set forth herein.

5.5 Public Announcements. So long as this Agreement is in effect, the Purchaser shall not, and shall cause its affiliates not to, (a) issue or cause the publication of any press release or any other announcement or communication with respect to the Merger or the other transactions contemplated hereby without the written consent of the Company, or (b) discuss with the press or the media this Agreement, the Merger or the transactions contemplated hereby (and will refer any and all questions and inquiries to Purchaser), except in any case under (a) or (b) where such release or announcement is required by applicable Law or pursuant to any applicable listing agreement with, or rules or regulations of, NYSE, in which case the Purchaser, prior to making such announcement, will consult with the Company regarding the same.

5.6 Compliance. In consummating the Merger and the other transactions contemplated hereby, Purchaser shall comply in all material respects with the provisions of the Securities Exchange Act and the Securities Act and shall comply, and/or cause its Subsidiaries to comply or to be in compliance, in all material respects, with all applicable Laws.

5.7 SEC and Stockholder Filings. Purchaser shall send to the Company a copy of all material public reports and materials as and when it sends the same to its shareholders, the SEC or any state or foreign securities commission.

5.8 Tax Opinion Certificate. Purchaser shall execute and deliver to Company’s and Purchaser’s counsel a certificate as to such matters as are reasonably requested by such counsel in form and substance satisfactory to such counsel, dated on or about the date that is two business days prior to the date the Prospectus/Proxy Statement is mailed and again dated as of the Closing Date (the “Purchaser Tax Opinion Certificate”), signed by an officer of Purchaser setting forth factual representations and covenants that will serve as a basis for the tax opinions required pursuant to Section 6.2(d) and Section 6.3(d) of this Agreement; provided, however, Purchaser shall not be required to execute such Purchaser Tax Opinion Certificate if such representations are not true and correct as of such date.

5.9 Indemnification and Insurance.

(a) As of the Effective Time, the indemnification and exculpation provisions contained in the Organizational Documents of the Surviving Entity shall be at least as favorable to individuals who immediately prior to the Closing Date were directors, officers, agents or employees of the Company or its Subsidiaries or otherwise entitled to indemnification under the Company’s or its Subsidiaries’ Organizational Documents as those contained in the Organizational Documents of the Company or its Subsidiaries, respectively, and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Closing Date in any manner that would adversely affect the rights thereunder of any of the individuals who are, or at any time have been, an officer, director, employee or agent of the Company or any of the Company Subsidiaries, or otherwise entitled to indemnification under the Company’s or Company Subsidiary’s Organizational Documents.

(b) If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Entity assume the obligations set forth in this Section 5.8.

(c) Purchaser shall use its commercially reasonable efforts to obtain and maintain in effect for four (4) years from the Effective Time, the Company’s current directors’ and officers’ liability insurance covering those persons who are covered by the Company’s directors’ and officers’ liability insurance policy immediately prior to the Closing Date (a copy of which has heretofore been delivered to Purchaser); provided, however, that in no event shall Purchaser be required to expend in any year an amount in excess of 300% of the annual premiums currently paid by the Company for such insurance, and, provided, further, that if the annual premiums of such insurance coverage exceed such amounts, Purchaser shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

5.10 Shareholder Approval. As soon as practicable after the Registration Statement has been declared effective, the Purchaser shall call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving the Proposals and for such other purposes as may be necessary or desirable in connection with effectuating the transactions contemplated hereby and, subject to the fiduciary duties of the Board of Directors of Purchaser under applicable law based on advice by outside counsel, (i) recommend approval of such issuance by the Purchaser Stockholders and include in the Proxy Statement such recommendation, and (ii) take all reasonable and lawful action to solicit and obtain such approval. Parent and the Company, as promptly as practicable (or with such other timing as Parent and the Company mutually agree), shall cause the definitive Proxy Statement to be mailed to the Purchaser Stockholders.

5.11 Board Representation. For so long as the Company Stockholders hold, in the aggregate, at least ten percent (10%) of Purchaser Stock, at least one (1) representative of the Company Stockholders (“Board Representative”) will be recommended to the Purchaser’s Nominating and Corporate Governance Committee by the Chairman of the Board of Purchaser for nomination as a director of the Purchaser, in accordance with the Sarbanes-Oxley Act of 2002, as amended, the rules of NYSE and the Purchaser’s Charter of the Nominating and Corporate Governance Committee, including those relating to the independence of directors. In the event such Board Representative fails to be nominated or otherwise be voted to serve on Purchaser’s Board of Directors, such Board Representative shall be permitted to observe all meetings of the Purchaser’s Board of Directors and shall be given notice of such meetings as if such Board Representative were an actual member of the Board of Directors.

5.12 Repayment of Certain Company Indebtedness. At the Closing, Purchaser shall repay all but $10,000,000 of the outstanding principal and accrued interest of the indebtedness of the Company described in Section 5.12 of the Company Disclosure Schedule. The promissory note(s) evidencing the aforementioned $10,000,000 shall be deposited into escrow pursuant to the terms of the Escrow Agreement.

5.13 Release of Guarantees. At the Closing, Purchaser shall cause the guarantees set forth in Section 5.13 of the Company Disclosure Schedule to be released or otherwise replace the guarantors set forth therein (the “Former Guarantors”), and, from and after the Closing Date, Purchaser shall indemnify and hold harmless the Former Guarantors from and against any liability and any cost arising under such guarantees.

5.14 Tax Matters. Purchaser and Surviving Entity shall comply with the provisions, terms and conditions set forth in Section 4.10.

5.15 No Solicitation of Transactions. The Purchaser agrees that neither it nor any of the Purchaser Subsidiaries shall, and that it shall use its commercially reasonable efforts to cause its and its Subsidiaries not to, directly or indirectly: (i) encourage, initiate, solicit or take any other action designed to, or which could reasonably be expected to, facilitate an Acquisition Proposal or the making, submission or announcement of, any Purchaser Acquisition Proposal, (ii) participate or engage in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Purchaser Acquisition Proposal, (iii) engage in discussions with any person with respect to any Purchaser Acquisition Proposal, except to notify such person as to the existence of these provisions, (iv) approve, endorse or recommend any Purchaser Acquisition Proposal with respect to it, or (v) enter into any letter of intent or similar document or any agreement, commitment or understanding contemplating or otherwise relating to any Purchaser Acquisition Proposal or a transaction contemplated thereby, subject, in each case, to the fiduciary duties of the Purchaser’s Board of Directors.

5.16 Payment of Shareholder Tax Distribution. On or before December 31, 2004, Purchaser, Merger Sub and the Seller Representative shall compute the Deemed Tax Due with respect to the Company Stockholders for the period from January 1, 2004 through the Effective Time (the “Centrum Ownership Period”). In the event that Purchaser, Merger Sub and the Seller Representative are unable to agree on the amount of the Deemed Tax Due for the Centrum Ownership Period, then the parties shall refer the determination of Deemed Tax Due to an independent public accounting firm for resolution. On or before January 5, 2005, Merger Sub shall distribute to the Company Stockholders that amount which shall be the lesser of: (i) the Deemed Tax Due for the Company Stockholders for the Centrum Ownership Period; and (ii) the amount which had been accrued on the Company’s books and records as of the Effective Time as a reserve for taxes to be paid by the Company Shareholders.

5.17 Update of Schedules. Purchaser shall promptly disclose to Company any information contained in its representations and warranties or the Purchaser Disclosure Schedule that is incomplete or is no longer correct as of all times after the date of this Agreement until the Closing Date; provided, however, that none of such disclosures, to the extent Company reasonably determines that such disclosure has or may have a material adverse effect on Purchaser, shall be deemed to modify, amend or supplement the representations and warranties of Purchaser or the Disclosure Schedules for the purposes of Article 2, unless Purchaser and Merger Sub shall have consented thereto in writing; provided, further, that, except for the provisions of Section 7.2(a), the sole remedy to Purchaser if it fails or refuses to consent to such an update shall be the right to terminate this Agreement by notice to Purchaser within three (3) business days after receipt of the revised Purchaser Disclosure Schedule.

6. CONDITIONS TO CLOSING; SIGNING DELIVERIES

6.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Proposals shall have been approved at or prior to the Effective Time by the requisite vote of the stockholders of the Purchaser required under the TCBA and the rules and regulations of the NYSE, as applicable.

(b) No Injunction or Action. No order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority since the date of this Agreement which prohibits or prevents the consummation of the Merger which has not been vacated, dismissed or withdrawn prior to the Effective Time. The Company, Merger Sub and Purchaser shall use their commercially reasonable efforts to have any of the foregoing vacated, dismissed or withdrawn by the Effective Time.

(c) HSR Act. Any waiting period applicable to the Merger under the HSR Act shall have expired or early termination thereof shall have been granted.

(d) Registration Statement. The Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no action, suit, proceeding or investigation for that purpose shall have been initiated or threatened by any Governmental Authority.

(e) Blue Sky. Purchaser and Merger Sub shall have received all state securities law authorizations necessary to consummate the transactions contemplated hereby.

(f) Listing of Purchaser Stock. The shares of Purchaser Stock comprising the Merger Consideration shall have been approved for listing on the NYSE, subject only to official notice of issuance.

(g) Governmental Approval. All Consents of any Governmental Authority required for the consummation of the Merger and the transactions contemplated by this Agreement shall have been obtained, except those Consents the failure of which to obtain will not be reasonably likely to have a Company Material Adverse Effect or a Purchaser Material Advise Effect.

6.2 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by the Company:

(a) Purchaser Representations and Warranties. The representations and warranties of Purchaser and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of date hereof and as of the Closing Date as if made on and as of the Closing Date, except those representations and warranties that speak of an earlier date, which shall be true and correct in all material respects as of such earlier date. Notwithstanding anything to the contrary in this Agreement, this Section 6.2(a) will be deemed to have been satisfied even if such representations or warranties are not true and correct in all material respects unless the failure of any of the representations or warranties to be so true and correct shall have had, or shall be reasonably likely to have, a material adverse effect on Purchaser.

(b) Performance by Purchaser and Merger Sub. Purchaser and Merger Sub shall have performed and complied with all the covenants and agreements in all material respects and satisfied in all material respects all the conditions required by this Agreement to be performed or complied with or satisfied by Purchaser and Merger Sub at or prior to the Effective Time. Notwithstanding anything to the contrary in this Agreement, this Section 6.2(b) will be deemed to have been satisfied even if Purchaser or Merger Sub has not performed or complied with all agreements, covenants and obligations required by this Agreement to be so performed or complied with unless the failure to perform or comply with such agreements, obligations and covenants shall have had, or shall be reasonably likely to have, a material adverse effect on Purchaser.

(c) Certificates and Other Deliveries. Purchaser and Merger Sub shall have delivered, or caused to be delivered, to the Company: (i) a certificate executed on their respective behalf by their respective President or another authorized officer to the effect that the conditions set forth in Sections 6.2(a) and (b) hereof have been satisfied; (ii) a certificate of good standing from the Secretary of State of the State of Delaware or the State of Texas, as applicable, stating that Merger Sub and Purchaser are validly existing corporations in good standing; (iii) duly adopted resolutions of the Board of Directors of Purchaser and Merger Sub adopting and approving the

Merger and adopting and approving the execution, delivery and performance of this Agreement and the instruments contemplated hereby, each certified by their respective Secretaries; (iv) a true and complete copy of the Articles/Certificate of Incorporation of the Purchaser and Merger Sub, certified by the Secretary of State of Texas and the State of Delaware, as applicable, and a true and complete copy of the Bylaws of the Purchaser and Merger Sub certified by their respective Secretaries; and (v) the duly executed Purchaser Tax Opinion Certificate and the Purchaser’s Tax Opinion.

(d) Tax Opinion. The Company Stockholders shall have received an opinion from its tax counsel dated on or about the date that is two business days prior to the date the Prospectus/Proxy Statement is first mailed to stockholders of Purchaser, substantially in the form of Exhibit 6.2(d) attached hereto, which opinion shall not have been withdrawn or modified in any material respect, and again dated as of the Closing Date. For purposes of rendering its opinion, the Company’s tax counsel may rely on the statements and representations set forth in the Company Tax Opinion Certificate and the Purchaser Tax Opinion Certificate, without regard to any qualification as to knowledge and belief.

(e) Opinion of Purchaser’s Counsel. The Company shall have received an opinion from the Purchaser’s counsel dated as of the Closing Date, substantially in the form of Exhibit 6.2(e) attached hereto.

(f) Mutual Release and Waiver. Purchaser and Company shall have executed and delivered to the Company Stockholders a Mutual Release and Waiver in a form to be mutually agreed to between Purchaser and the Company Stockholders (the “Release”).

(g) Noncompetition Agreement. Certain of the Company Stockholders shall have received a Noncompetition Agreement executed by the Purchaser and Merger Sub, substantially in the form of Exhibit 6.2(g) attached hereto (the “Noncompetition Agreement”).

(h) Amendment of Rights Plan. Purchaser shall have delivered evidence to Company that it has amended its Rights Agreement dated November 4, 1998, as amended, between the Purchaser and Harris Trust and Savings Bank, as Rights Agent, in order to permit the Merger and the transactions contemplated hereby without causing the issuance of any Preferred Stock.

6.3 Conditions to Obligations of Purchaser and Merger Sub. The obligations of Purchaser and Merger Sub to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by Purchaser:

(a) Company Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of date hereof and as of the Closing Date as if made on and as of the Closing Date, except those representations and warranties that speak of an earlier date, which shall be true and correct in all material respects as of such earlier date. Notwithstanding anything to the contrary in this Agreement, this Section 6.3(a) will be deemed to have been satisfied even if such representations or warranties are not true and correct in all material respects unless the failure of any of the representations or warranties to be so true and correct shall have had, or shall be reasonably likely to have, a Company Material Adverse Effect.

(b) Performance by the Company. The Company shall have performed and complied with all the covenants and agreements in all material respects and satisfied in all material respects all the conditions required by this Agreement to be performed or complied with or satisfied by the Company at or prior to the Effective Time. Notwithstanding anything to the contrary in this Agreement, this Section 6.3(b) will be deemed to have been satisfied even if the Company has not performed or complied with all agreements, covenants and obligations required by this Agreement to be so performed or complied with unless the failure to perform or comply with such agreements, obligations and covenants shall have had, or shall be reasonably likely to have, a Company Material Adverse Effect.

(c) Certificates and Other Deliveries. The Company shall have delivered, or caused to be delivered, to Purchaser (i) a certificate executed on its behalf by its President or another duly authorized officer to the effect that the conditions set forth in Sections 6.3(a) and (b) hereof have been satisfied; (ii) a certificate of good standing from the Secretary of State of the State of Delaware stating that the Company is a validly existing corporation in good standing; (iii) duly adopted resolutions of its Board of Directors adopting and approving the Merger and adopting and approving the execution, delivery and performance of this Agreement and the instruments contemplated hereby, and of the Company Stockholders approving the Proposals, each certified by the Secretary of the Company; and (iv) a true and complete copy of the Certificates of Incorporation of the Company certified by the Secretary of State of the State of Delaware and a true and complete copy of the Bylaws of the Company certified by the Secretary thereof; and (v) the duly executed Company Tax Opinion Certificate and the Tax Opinion.

(d) Tax Opinion. Purchaser shall have received an opinion from its tax counsel dated on or about the date that is two business days prior to the date the Prospectus/Proxy Statement and Registration Statement is first mailed to stockholders of the Purchaser, substantially in the form of Exhibit 6.3(d) attached hereto to the effect that the Merger will qualify as a reorganization pursuant to §368(a) of the Code and that the statements in the Registration Statement under the caption “Certain Federal Income Tax Considerations” are true and correct, which opinion shall not have been withdrawn or modified in any material respect, and again dated as of the Closing Date. For purposes of rendering its opinion, the Purchaser’s tax counsel may rely on the statements and representations set forth in the Company Tax Opinion Certificate and the Purchaser Tax Opinion Certificate, without regard to any qualification as to knowledge and belief.

(e) Required Consents. The required Consents of the persons to the Merger or the transactions contemplated hereby that are identified in Section 6.3(e) of the Company Disclosure Schedule shall have been obtained and shall be in full force and effect.

(f) Opinion of Company’s Counsel. The Purchaser and Merger Sub shall have received an opinion from the Company’s counsel dated as of the Closing Date, substantially in the form of Exhibit 6.3(f) attached hereto.

(g) Noncompetition Agreement. The Purchaser and Merger Sub shall have received the Noncompetition Agreement executed by certain of the Company Stockholders.

(h) Termination of Shareholders Agreement. Each of the Company and the Company Stockholders shall have taken any and all action necessary to terminate the Shareholders Agreement

(i) Mutual Release and Waiver. The Company Stockholders shall have executed and delivered to Purchaser the Release.

(j) Resignations. The written resignations of each officer and director of the Company and each Company Subsidiary from any and all offices or positions held with the Company.

(k) Breach of Stock Purchase Agreement. To Company’s knowledge, there shall not have been any material breach of any representation, warranty or covenant by any party under the Stock Purchase Agreement.

(l) Standstill Agreement. Each Company Stockholder shall have entered into a Standstill Agreement substantially in the form on Exhibit 6.3(l) attached hereto.

(m) Mexican Acquisition. Company shall deliver evidence to Purchaser that it has consummated the acquisition of the stock of the Mexican Companies and the limited liability company interests of Diaco USA LLC (the “Mexican Acquisition”).

6.4 Deliveries to be made Contemporaneously Herewith. The following documents shall be executed and delivered contemporaneously herewith:

(a) Seller Indemnity Agreement. Certain of the Company Stockholders shall have executed an Indemnity Agreement for the benefit of Purchaser and Merger Sub, substantially in the form of Exhibit 6.4(a) attached hereto (“Seller Indemnity Agreement”).

(b) Purchaser Indemnity Agreement. Purchaser and Merger Sub shall have executed an Indemnity Agreement for the benefit of the Company Stockholders, substantially in the form of Exhibit 6.4(b) attached hereto (“Purchaser Indemnity Agreement”).

(c) First Amendment Agreement. Amin Amdani, Rauf Gajiani, Company, Purchaser and Merger Sub shall have executed a First Amendment Agreement, substantially in the form of Exhibit 6.4(c) attached hereto (the “First Amendment Agreement”).

(d) Registration Rights Agreement. Purchaser and each Company Stockholder shall have entered into a Registration Rights Agreement substantially in the form on Exhibit 6.4(d) attached hereto.

6.5 Frustration of Conditions. None of Purchaser, Merger Sub or the Company may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was caused by such party’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

7. TERMINATION AND ABANDONMENT

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the stockholders of the Purchaser:

(a) By mutual written consent of Purchaser, Merger Sub and the Company.

(b) By either Purchaser or the Company if:

(i) the Merger shall not have been consummated on or prior to November 30, 2004 (the “Closing Deadline”), provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time;

(ii) after the Purchaser has called, given notice of, duly convened and held a meeting as required pursuant to Section 5.9, the vote of the Purchaser’s stockholders taken at such meeting or at any adjournment or postponement thereof, shall be insufficient to approve the Proposals; or

(iii) any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger and such order, decree or ruling or other action shall have become final and nonappealable.

(c) By Purchaser if the Company shall have breached in any material respect any of its representations, warranties or covenants under this Agreement, such breach shall constitute a Company Material Adverse Effect, Purchaser shall have given written notice to the Company of such breach promptly after learning of the same, and such breach of a covenant shall not be reasonably cured on or prior to the Closing Deadline.

(d) By the Company if the Purchaser or Merger Sub shall have breached in any material respect any of its representations, warranties or covenants under this Agreement, and such breach shall constitute a material adverse effect on Purchaser, the Company shall have given written notice to the Purchaser and Merger Sub of such breach promptly after learning of the same, and such breach of a covenant shall not be reasonably cured on or prior to the Closing Deadline.

(e) By Purchaser pursuant to Section 4.13.

(f) By Company pursuant to Section 5.17.

(g) By Purchaser in its sole and absolute discretion if Purchaser is provided with a supplement under Section 2(g) of the First Amendment Agreement from Amin Amdani or Rauf Gajiani.

The party desiring to terminate this Agreement pursuant to the preceding paragraphs shall give written notice of such termination to the other party in accordance with Section 8.5 hereof.

7.2 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 7, this Agreement (other than Sections 7.2, 8.1, 8.4, 8.5, 8.6, 8.7, 8.8, 8.9, 8.10, 8.11, 8.12, 8.13, 8.14 and 8.15) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal or financial advisors or other representatives); provided, however, that no such termination shall relieve any party hereto from any liability for any breach of this Agreement prior to termination. Notwithstanding the foregoing, (a) in no event shall the Company be liable or responsible for any breach of any representation, warranty or covenant unless the Purchaser terminates the Agreement on the basis of such breach and in the case of breaches of any representation or warranty the Company’s liability shall, with respect to monetary damages, be limited to the lesser of the actual damages incurred by the Purchaser and Merger Sub as a direct result of such breaches and $5,000,000; and (b) in no event shall the Purchaser or Merger Sub be liable or responsible for any breach of any representation, warranty or covenant unless the Company terminates the Agreement on the basis of such breach and in the case of breaches of any representation, warranty or covenant the Purchaser’s and Merger Sub’s liability shall, with respect to monetary damages, be limited to the lesser of the actual damages incurred by the Company as a direct result of such breaches and $5,000,000; provided, however, that the foregoing limitations contained in the foregoing sub-sections (a) and (b) shall in no event apply in connection with any willful breach of a material covenant in this Agreement resulting in the failure of the closing of the Merger. If this Agreement is terminated as provided herein, each party shall use its commercially reasonable efforts to redeliver all documents, work papers and other material (including any copies thereof) of any other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same.

(b) In the event of any termination of this Agreement pursuant to this Article 7, neither Purchaser nor Company (nor their respective Subsidiaries) shall, directly or indirectly, hire or solicit for employment any officer or key management employee of the other. For the purposes of this Agreement, the term “key management employee” means any employee of Company or any Company Subsidiary, on the one hand, or Purchaser or any Purchaser Subsidiary on the other hand, who has significant day-to-day responsibility in the management of the business of such Person or who otherwise possess knowledge or information that would make such employee difficult to replace.

8. MISCELLANEOUS

8.1 Confidentiality. Unless (i) otherwise expressly provided in this Agreement, (ii) required by applicable Law or any listing agreement with, or the rules and regulations of, any applicable securities exchange, (iii) necessary to secure any required Consents as to which the other party has been advised or (iv) consented to in writing by Purchaser and the Company, any information or documents furnished in connection herewith shall be kept strictly confidential by the Company, Purchaser and Merger Sub and their respective officers, directors, employees and agents. Prior to any disclosure pursuant to the preceding sentence, the party intending to make such disclosure shall consult with the other party regarding the nature and extent of the disclosure. Nothing contained herein shall preclude disclosures to the extent necessary to comply with accounting, SEC and other disclosure obligations imposed by applicable Law. To the extent required by such disclosure obligations,

Purchaser or the Company, after consultation with the other party, may file with the SEC a Report on Form 8-K pursuant to the Securities Exchange Act with respect to the Merger. In connection with any filing with the SEC of a proxy statement or amendment thereto under the Securities Exchange Act, the Company or Purchaser, after consultation with the other party, may include any information required to be included therein with respect to the Merger with respect to the other party, and thereafter distribute said proxy statement. Purchaser and the Company shall cooperate with the other and provide such information and documents as may be required in connection with any such filings. In the event the Merger is not consummated, each party shall return to the other any documents furnished by the other and all copies thereof any of them may have made and will hold in absolute confidence any information obtained from the other party except to the extent (i) such party is required to disclose such information by Law or such disclosure is necessary or desirable in connection with the pursuit or defense of a claim, (ii) such information was known by such party prior to such disclosure or was thereafter developed or obtained by such party independent of such disclosure or (iii) such information becomes generally available to the public other than by breach of this Section 8.1. Prior to any disclosure of information pursuant to the exception in clause (i) of the preceding sentence, the party intending to disclose the same shall so notify the party which provided the name in order that such party may seek a protective order or other appropriate remedy should it choose to do so.

8.2 Amendment and Modification. This Agreement may be amended, modified or supplemented only by a written agreement between the Company and Purchaser.

8.3 Waiver of Compliance; Consents. Any failure of Company, Purchaser or Merger Sub to comply with any obligation, covenant, agreement or condition herein may be waived by the other party, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 8.3.

8.4 Survival. The respective representations, warranties, covenants and agreements of the Company, Purchaser and Merger Sub contained herein or in any certificates or other documents delivered prior to or at the Closing shall survive the execution and delivery of this Agreement, notwithstanding any investigation made or information obtained by the other party, as provided in the Seller Indemnity Agreement and in the Purchaser Indemnity Agreement.

8.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, receipt confirmed, or on the next business day when sent by overnight courier or on the second succeeding business day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i)	if to the Company, to:

c/o Centrum Properties, Inc.
225 W. Hubbard St, Suite 4th Fl.
Chicago, IL 60606
Attention: John McLinden

with	a copy to (but which shall not constitute notice to the Company):

Gardner Carton & Douglas LLP
191 N. Wacker Drive
Suite 3700
Chicago, Illinois 60606-1698
Attention: Kenneth Hartmann, Esq.

and

(ii)	if to Purchaser or Merger Sub to:

Ennis, Inc.
2441 Presidential Pkwy
Midlothian, TX 76065
Attention: Keith S. Walters

         Chairman, President and CEO

and an additional copy to (but which shall not constitute notice to Purchaser or Merger Sub):

Kirkpatrick & Lockhart LLP
2828 N. Harwood Street
Suite 1800
Dallas, Texas 75201
Attention: Norman R. Miller, Esq.

8.6 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto prior to the Effective Time without the prior written consent of the other parties hereto.

8.7 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

8.8 Governing Law. This Agreement shall be deemed to be made in, and shall be interpreted, construed and governed by and in accordance with the internal laws of, the Laws of the State of Delaware, without regard to principles of conflicts of law thereof. Each of the Company, Purchaser and Merger Sub hereby irrevocably and unconditionally consents to submit to the jurisdiction of the federal and state courts located in the City of Los Angeles, California for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in such courts and agrees not to plead or claim in any such court that such litigation brought therein has been brought in an inconvenient forum.

8.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which together be deemed an original, but all of which together shall constitute one and the same instrument.

8.10 Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, (i) the term “person” shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Governmental Authority and any other entity, (ii) unless otherwise specified herein, the term “affiliate,” with respect to any person, shall mean and include any person controlling, controlled by or under common control with such person, (iii) the term “knowledge,” when used with respect to the Company, shall mean the actual knowledge of the executive officers (or such other Person as may be specified in a particular provision) of the Company, and when used with respect to Purchaser or Merger Sub, shall mean the actual knowledge of the executive officers (or such other Person as may be specified in a particular provision) of Purchaser, and (iv) the term “including” shall mean “including, without limitation”. This Agreement is being entered into by and among competent and sophisticated parties who are experienced in business matters and represented by counsel and other advisors, and have been reviewed by the parties and their counsel and other advisors. Therefore, any ambiguous language in this Agreement will not necessarily be construed against any particular party as the drafter of the language.

8.11 Entire Agreement. This Agreement, the Purchaser Indemnity Agreement, the Seller Indemnity Agreement and the other documents or instruments referred to herein including, but not limited to, the Exhibit(s)

attached hereto and the Disclosure Schedules referred to herein, which Exhibit(s) and Disclosure Schedules are incorporated herein by reference, embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and the understandings between the parties with respect to such subject matter.

8.12 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction.

8.13 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

8.14 Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party; provided, however, that the parties hereto specifically acknowledge that (a) the provisions of this Agreement are for the benefit of, and shall be enforceable by, the stockholders of the Company and (b) the provisions of Section 5.8 hereof are intended to be for the benefit of, and shall be enforceable by, the current or former employees, officers and directors of the Company and/or the Company Subsidiaries affected thereby and their heirs and representatives.

8.15 Disclosure Schedules. The Company, Purchaser and Merger Sub acknowledge that the Company Disclosure Schedule and the Purchaser Disclosure Schedule (i) relate to certain matters concerning the disclosures required and transactions contemplated by this Agreement, (ii) are qualified in their entirety by reference to specific provisions of this Agreement and (iii) are not intended to constitute and shall not be construed as indicating that such matter is required to be disclosed, nor shall such disclosure be construed as an admission that such information is material with respect to the Company or Purchaser.

9. DEFINED TERMS

9.1 Specific Defined Terms. For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 9.1:

“Accounts Receivable” — accounts receivable of the Company and each Company Subsidiary that are reflected on the Balance Sheet or the Interim Balance Sheet or on the accounting records of the Company and each Company Subsidiary as of the Closing Date, other than Factored Accounts.

“Acquired Facilities” — means the Facilities listed on Section 2.6 of the Company Disclosure Schedule.

“Acquisition Proposal” — means any inquiries or proposals regarding any merger, recapitalization, sale of substantial assets, sale or exchange of shares of capital stock, including but not limited to, sale or exchange of the shares of Company Stock, or similar transactions involving the Company or any Company Subsidiary other than the transactions set forth in this Agreement.

“Applicable Contract” — any Contract (a) under which the Company or any Company Subsidiary has or may acquire any rights, (b) under which the Company or any Company Subsidiary has or may become subject to any obligation or liability, or (c) by which the Company or any Company Subsidiary or any of the assets owned or used by it is or may become bound.

“A/R Basket” — an amount equal to the sum of (i) all reserves set forth on the Financial Statements for Accounts Receivable and the Factored Accounts and (ii) five percent (5%) of the Accounts Receivable and the Factored Accounts.

“Assets” — the businesses and all of the assets of the Company and the Company Subsidiaries as of the date of execution of this Agreement; the term “Assets” includes any and all real property, Intellectual Property Assets, personal property, inventory, Accounts Receivable, Factored Accounts, supplies, rights under any contracts, customer lists, supplier lists, computer software programs, permits, licenses, and any and all equity interests owned by the Company and/or the Company Subsidiaries.

“Business” — the business of Company and the Company Subsidiaries.

“CERCLA” — the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §9601 et seq., as amended.

“Cleanup” — investigation, cleanup, removal, containment, or other remediation or response actions. As used in this definition, the terms “removal,” “remedial,” and “response action,” include the types of activities covered by CERCLA or, with respect to the Mexican Companies, the Mexican Ecology Law.

“Code” — the Internal Revenue Code of 1986 or any successor law, and regulations issued by the IRS pursuant to the Internal Revenue Code or any successor law; or, solely with respect to the Mexican Companies, the Tax Code of the Federation (Codigo Fiscal de la Federacion), the Income Tax Law (Ley de Impuesto al Sobre la Renta), the Value Added Tax Law (La Ley del Impuesto al Valor Agregado) and the Asset Tax Law (La Ley del Impuesto Activo).

“Company Stockholders” — means the owners of the Company Stock, in such amounts and as set forth on Section 9.1 of the Company Disclosure Schedule.

“Company Subsidiary” — Any Subsidiary of the Company and any of their respective Subsidiaries including the Mexican Companies upon consummation of the Mexican Acquisition.

“Consent” — any consent, approval, waiver or authorization of, notice to or declaration or filing.

“Contract” — any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Cotton Yarn Claims” — any claims or chose in action that may exist against Parkdale America, Inc. and any other Person that supplied cotton yarn to the Company and any of the Company Subsidiaries prior to the Closing Date, and/or their respective officers, directors, employees, agents and other related parties.

“Deemed Tax Due” — means the sum of the following calculations, which are to be made for all shareholders of the Company; the product of: (i) the taxable income of the Company; and (ii) the Deemed Tax Rate. In no event shall the Deemed Tax Due be a number that is less than $0.00.

“Deemed Tax Rate” — shall mean forty-two percent (42%).

“Encumbrance” — any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Environment” — soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

“Environmental, Health, and Safety Liabilities” — any cost, damages, expense, liability, obligation, or other responsibility arising from or under Environmental Law or Occupational Safety and Health Law and consisting of or relating to:

(a) any environmental, health, or safety matters or conditions (including on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products);

(b) fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental Law or Occupational Safety and Health Law;

(c) financial responsibility under Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any Cleanup required by applicable Environmental Law or Occupational Safety and Health Law (whether or not such Cleanup has been required or requested by any Governmental Authority or any other Person) and for any natural resource damages; or

(d) any other compliance, corrective, investigative, or remedial measures required under Environmental Law or Occupational Safety and Health Law.

As used in the sections of this Agreement which concern Environmental Law or Occupational Safety and Health Law, the terms “removal,” “remedial,” and “response action,” include the types of activities covered by CERCLA.

“Environmental Law” — any Law that requires or relates to:

(a) advising appropriate authorities, employees, and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities, such as resource extraction or construction, that could have significant impact on the Environment;

(b) preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the Environment;

(c) reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated;

(d) protecting resources, species, or ecological amenities;

(e) reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil, or other potentially harmful substances;

(f) cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such clean up or prevention; or

(g) making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

Solely with respect to the Mexican Companies, “Environmental Law” shall include, but is not limited to, the Mexican Ecology Law.

“ERISA” — means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agreement” — shall have the meaning set forth in the Seller Indemnity Agreement.

“Facilities” — any real property, leaseholds, or other interests currently owned or operated by the Company or any Company Subsidiary, and any buildings, plants, structures, or equipment (including motor vehicles) currently owned or operated by any the Company or any Company Subsidiary.

“Factored Accounts” — Accounts Receivable which have been pledged, sold or transferred to a third party commercial factor.

“Fixed Asset List” — the fixed asset list which was utilized by the Company’s accountants in the preparation of the Balance Sheet and which has been delivered to the Buyer and formally identified as the “Fixed Asset List.” The Fixed Asset List is attached to this Agreement as Section 9.2 of the Company Disclosure Schedule.

“GAAP” — generally accepted United States accounting principles, consistently applied.

“Governmental Authority” — any:

(a) nation, state, county, city, town, village, district, or other jurisdiction of any nature;

(b) federal, state, local, municipal, foreign, or other government; governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); or

(c) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

“Governmental Authorization” — any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

“Hazardous Activity” — the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment, or use (including any withdrawal or other use of groundwater) of Hazardous Materials in, on, under, about, or from the Facilities or any part thereof into the Environment, and any other act, business, operation, or thing that increases the danger, or risk of danger, or poses an unreasonable risk of harm to persons or property on or off the Facilities, or that may affect the value of the Facilities, the Company or any Company Subsidiary; provided, however, that, with respect to the Company or any Company Subsidiary, “Hazardous Activity” shall only include the foregoing since November 10, 2003.

“Hazardous Materials” — any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials, and, solely with respect to the Mexican Companies, “residuous peligrosos” as defined in Article 3 (Section XXVI) of the Mexican Ecology Law.

“HSR Act” — the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Inventory Basket” — an amount equal to five percent (5%) of the inventory of the Company set forth on the Interim Balance Sheet.

“IRS” — the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

“Law” — any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

“Mexican Companies” — means, only effective upon consummation of the Mexican Acquisition, the following entities: (a) Alvest S.A. de C.V.; (b) Cactex de Mexico S.A. de C.V.; (c) Alstyle Internacional de Mexico, S.A. de C.V.; (d) Diaco Internacional S.A. de C.V.; and (e) any successors, whether by merger, business consolidation or otherwise, of any of the foregoing.

“Mexican Ecology Law” — the General Law of Ecological Equilibrium and Environmental Protection (La Ley General del Equilibrio Ecologico y la Protección al Ambiente).

“Noncompetition Consideration” — means the sum of $400,000, to be paid in accordance with, and as consideration for, the agreement of certain Company Stockholders to enter into the Noncompetition Agreement.

“Occupational Safety and Health Law” — any Law designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (including those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

“Order” — any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Authority or by any arbitrator.

“Ordinary Course of Business” — an action taken by a Person will be deemed to have been taken in the “Ordinary Course of Business” only if such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person.

“Organizational Documents” — (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the certificate of formation and the operating agreement of a limited liability company; (d) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (e) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; (f) any amendment to any of the foregoing; and (g) solely with respect to the Mexican Companies, the Estatutos Sociales.

“Person” — any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Authority.

“Pre-Closing Tax Period” — means any Tax period or portion thereof ending on or before the Closing Date, provided that any transaction occurring after the Effective Time shall be considered to occur in the Post-Closing Tax Period.

“Post-Closing Tax Period” — means any Tax period or portion thereof beginning after the Closing Date.

“Proceeding” — any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Purchaser Accounts Receivable” — accounts receivable of the Purchaser and each Purchaser Subsidiary that are reflected on the Purchaser Financial Statements or on the accounting records of the Purchaser and each Purchaser Subsidiary as of the Closing Date.

“Purchaser Acquisition Proposal” — means any inquiries or proposals regarding any merger, recapitalization, sale of substantial assets, sale or exchange of shares of capital stock, including but not limited to, sale or exchange of the shares of Purchaser Stock, or similar transactions involving the Purchaser or any Purchaser Subsidiary other than the transactions set forth in this Agreement.

“Purchaser Applicable Contract” — any Contract (a) under which the Purchaser or any Purchaser Subsidiary has or may acquire any rights, (b) under which the Purchaser or any Purchaser Subsidiary has or may become subject to any obligation or liability, or (c) by which the Purchaser or any Purchaser Subsidiary or any of the assets owned or used by it is or may become bound.

“Purchaser A/R Basket” — an amount equal to the sum of (i) all reserves set forth on the Purchaser Financial Statements for Purchaser Accounts Receivables and (ii) five percent (5%) of the Purchaser Accounts Receivable.

“Purchaser Business” — the business of Purchaser and the Purchaser Subsidiaries.

“Purchaser Inventory Basket” — an amount equal to five percent (5%) of the inventory of the Purchaser set forth on the Purchaser Financial Statements.

“Purchaser Subsidiary” — Any Subsidiary of the Purchaser and any of their respective Subsidiaries.

“Related Person” — with respect to a particular individual:

(a) each other member of such individual’s Family;

(b) any Person that is directly or indirectly controlled by such individual or one or more members of such individual’s Family;

(c) any Person in which such individual or members of such individual’s Family hold (individually or in the aggregate) a Material Interest; and

(d) any Person with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, partner, executor, or trustee (or in a similar capacity).

With respect to a specified Person other than an individual:

(a) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person;

(b) any Person that holds a Material Interest in such specified Person;

each Person that serves as a director, officer, partner, executor, or trustee of such specified Person (or in a similar capacity);

(c) any Person in which such specified Person holds a Material Interest;

any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and

(d) any Related Person of any individual described in clause (b) or (c).

For purposes of this definition, (a) the “Family” of an individual includes (i) the individual, (ii) the individual’s spouse, (iii) any other natural person who is related to the individual or the individual’s spouse within the second degree, and (iv) any other natural person who resides with such individual, and (b) ”Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least ten percent (10%) of the outstanding voting power of a Person or equity securities or other equity interests representing at least ten percent (10%) of the outstanding equity securities or equity interests in a Person.

“Release” — any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping, or other releasing into the Environment, whether intentional or unintentional.

“Securities Act” — means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Securities Exchange Act” — means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Seller Representative” — shall have the meaning set forth in the Purchaser Indemnity Agreement.

“Shareholders Agreement” — means that certain Shareholders Agreement dated as of November 10, 2003 by and among the Company and the Company Stockholders.

“Stock Purchase Agreement” – means that certain Amended and Restated Stock Purchase Agreement made by Centrum Acquisition, Inc., Amin Amdani and Rauf Gajiani dated as of November 10, 2003, as the same may be amended by the First Amendment Agreement.

“Straddle Period” — means any Tax Period that begins before the Closing Date and ends after the Closing Date.

“Subsidiary” — with respect to any Person (the “Owner”), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries; when used without reference to a particular Person, “Subsidiary” means a Subsidiary of the Company.

“Tax” — means any tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, imposed by any Governmental Authority (including, but not limited to, any federal, state, local, foreign or provincial income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, alternative or added minimum, ad valorem, transfer or excise tax) together with any interest, addition or penalty imposed thereon.

“Tax Return” — any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Law relating to any Tax.

“Threat of Release” — a substantial likelihood of a Release that may require action in order to prevent or mitigate damage to the Environment that is reasonably likely to result from such Release.

“Threatened” — a claim, Proceeding, dispute, action, or other matter will be deemed to have been “Threatened” if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim, Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future. For purposes of this definition, the term defined above as “Alleged Breach” shall be deemed to be included in the general term “claim.”

9.2 Table of Other Defined Terms. For purposes of this Agreement, the following terms have the meanings specified or referred to in the Section of the Agreement as referenced below:

Defined Term	Location
Agreement	Preamble
Balance Sheet	§2.4
Board Representation Term	§5.10
Board Representative	§5.10
Centrum Ownership Period	§5.17
Certificate of Merger	§1.1(a)
Certificates	§1.3(e)
Closing	§1.2(a)
Closing Date	§1.2(b)
Closing Deadline	§7.1(b)
Code	Recitals
Company	Recitals
Company Debt	§1.3(a)
Company Debt Holdback Shares	§1.15(a)
Company Disclosure Schedule	Article 2 - Preamble
Company Material Adverse Effect	§2.29
Company Other Benefit Obligation	§2.13(a)
Company Per Share Value	§1.3(a)
Company Plan	§2.13(a)
Company Stock	§1.3(a)
Company Tax Opinion Certificate	§4.7
Company Value	§1.3(a)
Copyrights	§2.22(a)
Debt Adjustment	§1.15(b)
DGCL	Recitals
DLLCA	§1.1
Effective Time	§1.2(b)
ERISA Affiliate	§2.13(a)
Final Company Debt	§1.15(b)
Financial Statements	§2.4
First Amendment Agreement	§6.4(c)
Former Guarantors	§5.12
Indemnification Escrow Shares	§1.4
Intellectual Property Assets	§2.22(a)
Interim Balance Sheet	§2.4
Marks	§2.22(a)
Merger	Recitals
Merger Consideration	§1.3(a)
Merger Sub	Preamble
Mexican Acquisition	§6.3(m)
Mexican Employee Plans	§2.13(e)
Multi-Employer Plan	§2.13(a)
Noncompetition Agreement	§6.2(g)
NYSE	§1.3(a)
Other Benefit Obligations	§2.13(a)
Outstanding Company Stock	§1.3(a)
Patents	§2.22(a)

Defined Term	Location
PBGC	§2.13(a)
Pension Plan	§2.13(a)
Plan	§2.13(a)
Plan Sponsor	§2.13(a)
Preferred Stock	§1.3(a)
Proposals	§1.12(a)
Proprietary Rights Agreement	§2.20(b)
Prospectus/Proxy Statement	§1.12(a)
Purchaser	Preamble
Purchaser Disclosure Schedule	Article 3 - Preamble
Purchaser ERISA Affiliate	§3.17(a)
Purchaser Financial Statements	§3.7
Purchaser Indemnity Agreement	§6.4(b)
Purchaser Intellectual Property Assets	§3.22(a)
Purchaser Marks	§3.22(a)
Purchaser Options	§3.2
Purchaser Other Benefit Obligations	§3.17(a)
Purchaser Plan	§3.17(a)
Purchaser Rights	§1.3(a)
Purchaser Securities Filings	§3.5
Purchaser Stock	§1.3(a)
Purchaser Stock Consideration	§1.3(a)
Purchaser Stock Value	§1.3(a)
Purchaser Subsidiaries	§3.1
Purchaser Tax Opinion Certificate	§5.7
Purchaser Trade Secrets	§3.22(a)
Qualified Plan	§2.13(a)
Release	§6.2(f)
Registration Statement	§1.12(a)
Rights in Mask Works	§2.22(a)
SEC	§1.12(a)
Securities Act	§1.12(a)
Securities Exchange Act	§1.12(a)
Seller Indemnity Agreement	§6.4(a)
Software	§2.22(h)
Surviving Entity	§1.1(a)
TCBA	§3.6(c)
Title IV Plans	§2.13(a)
Trade Secrets	§2.22(a)
VEBA	§2.13(a)
Welfare Plan	§2.13(a)

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IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement and Plan of Merger to be signed and delivered by their respective duly authorized officers as of the date first above written.

ENNIS, INC.

By:	/s/ KEITH S. WALTERS
Name:	Keith S. Walters
Title:	Chairman, President and CEO

MIDLOTHIAN HOLDINGS LLC

By:	/s/ KEITH S. WALTERS
Name:	Keith S. Walters
Title:	President

CENTRUM ACQUISITION, INC.

By:	/s/ LAURENCE ASHKIN
Name:	Laurence Ashkin
Title:

ANNEX B

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER is made as of this 23rd day of August, 2004 (the “Amendment”) by and among ENNIS, INC., a Texas corporation (“Purchaser”), MIDLOTHIAN HOLDINGS LLC, a Delaware limited liability company and wholly-owned subsidiary of Purchaser (“Merger Sub”), and CENTRUM ACQUISITION, INC., a Delaware corporation (the “Company”). All capitalized terms used herein but not defined where used shall have the meaning set forth in Merger Agreement (defined below).

WITNESSETH:

WHEREAS, Purchaser, Merger Sub and Company each executed that certain Agreement and Plan of Merger dated as of June 25, 2004 (the “Merger Agreement”), whereby Purchaser, through a merger of its wholly-owned subsidiary, Merger Sub, agreed to purchase all of the outstanding stock of Company;

WHEREAS, in order to provide funds to certain Company Stockholders in order to allow them to satisfy certain indebtedness incurred by them related to the Company, the parties desire to amend the Merger Agreement as set forth below.

NOW, THEREFORE, in consideration of the premises, representations, warranties, mutual covenants and agreements hereinafter set forth, and for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, Purchaser, Merger Sub and Company hereby covenant and agree as follows:

1. Amendment to Section 1.3(a). Section 1.3(a) of the Agreement is agreed to be amended and restated as follows:

(a) Subject to the provisions of this Agreement and any applicable backup or other withholding requirements, each of the issued and outstanding shares of Class A common stock and Class B common stock, $1.00 par value, of the Company (the “Company Stock”) outstanding immediately prior to the Effective Time (except for Company Stock to be cancelled as set forth in Section 1.3(d)) shall be converted, by virtue of the Merger and without any action on the part of the holder thereof, into the Purchaser Stock Consideration and the right to receive the Purchaser Cash Consideration, without any interest thereon, subject to payment of cash in lieu of any fractional share as hereinafter provided, subject to adjustment as provided in Section 1.15(b). Not less than eight (8) business days prior to the Closing Date, the Company will provide Purchaser with written notice of the Company’s estimate of the amount of Company Debt as of the Closing Date. Not less than three (3) business days prior to the Closing Date, the Purchaser will provide Company with written notice (the “Cash Conversion Notice”) of the amount of the Cash Consideration to be paid as part of the Merger Consideration. The Cash Consideration shall be an amount not less than Twelve Million Five Hundred Thousand Dollars ($12,500,000) and not more than Twenty Million Dollars ($20,000,000). If the Cash Conversion Notice is not timely provided, the amount of the Cash Consideration shall be deemed to be Twenty Million Dollars ($20,000,000). The aggregate Purchaser Stock Consideration and the aggregate Purchaser Cash Consideration shall be referred to as the “Merger Consideration.” For purposes hereof, the following terms have the following respective meanings:

“Cash Consideration” means the portion of the Merger Consideration to be paid in immediately available funds at the Closing.

“Company Debt” means, with respect to the Company or any Company Subsidiary, the indebtedness for interest-bearing borrowed money and funded debt as set forth on Section 1.3 of the Company Disclosure Schedule, together with accrued interest through the Closing Date thereon, if any, based on the Company’s good faith estimate made immediately prior to Closing; provided, however, that the Company Debt shall not be less than One Hundred Four Million Dollars ($104,000,000) on the date hereof and on the Closing Date, with the Cash Consideration to be included in the computation of the amount of Company Debt on the Closing Date solely for purposes of this proviso but not for any other purpose including, without limitation, the definition of “Company Value” or any other use of “Company Debt.”

“Company Per Share Value” means a fraction, the numerator of which is the Company Value, and the denominator of which is the Outstanding Company Stock.

“Company Value” means (a) $242,000,000, less (b) Company Debt, less (c) the Cash Consideration, less (d) the Noncompetition Consideration.

“Outstanding Company Stock” means the Company Stock issued and outstanding immediately prior to the Effective Time, but excluding Company Stock to be cancelled pursuant to Section 1.3(d).

“Purchaser Rights” means rights to purchase Series A Junior Participating Preferred Stock, $10.00 par value per share (the “Preferred Stock”), of Purchaser distributed to holders of Purchaser Stock pursuant to the Rights Agreement dated November 4, 1998, as amended, between the Purchaser and Harris Trust and Savings Bank, as Rights Agent.

“Purchaser Stock” means the common stock of Purchaser, $2.50 par value per share, and associated Purchaser Rights. For clarification, each reference herein to Purchaser Stock shall include the associated Purchaser Rights.

“Purchaser Stock Consideration” means the right of a Company Stockholder to receive a certain number of shares of Purchaser Stock for each share of Company Stock, which number of shares of Purchaser Stock shall be equal to a fraction, the numerator of which is (a) the Company Per Share Value, and (b) the denominator of which is the Purchaser Stock Value.

“Purchaser Stock Value” means $15.63, representing the average closing price, as listed on the New York Stock Exchange, Inc. (“NYSE”), of the Purchaser Stock over the thirty (30) trading days immediately preceding the date hereof.

“Purchaser Cash Consideration” means the right of a Company Stockholder to receive a certain portion of the Cash Consideration. For any Company Stockholder, the amount of that Company Stockholder’s Purchaser Cash Consideration shall be the product of multiplying the aggregate Cash Consideration times a fraction, the numerator of which is (a) the number of shares of Company Stock held by that Company Stockholder; and (b) the denominator of which is the Outstanding Company Stock.

All such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive a certificate representing the shares of Purchaser Stock into which such Company Stock was converted in the Merger and the right to receive the per share Purchaser Cash Consideration. Certificates previously representing shares of Company Stock shall be exchanged for certificates representing whole shares of Purchaser Stock issued in consideration therefor upon the surrender of such certificates in accordance with the provisions of Section 1.6, without interest and for Purchaser Cash Consideration as provided in Section 1.6(a).

2. Amendment to Section 1.6(a). Section 1.6(a) of the Agreement is agreed to be amended and restated as follows:

(a) At Closing, Purchaser shall deliver to the Company Stockholders: (i) certificates representing an aggregate number of shares of Purchaser Stock as nearly as practicable equal to the number of shares to be converted into Purchaser Stock as determined in Section 1.3(a), less (A) the Indemnification Escrow Shares and (B) the Company Debt Holdback Shares, (ii) an amount in cash equal to the aggregate Purchaser Cash Consideration; and (iii) an amount in cash equal to the cash to be paid in lieu of fractional shares, if necessary.

3. Amendment to Section 1.15(b). The last sentence of Section 1.15(b) is hereby amended and restated to read as follows:

The amount of the Purchaser Stock Consideration shall be reduced by the Debt Adjustment, if any.

4. Ordinary Course of Business. Purchaser agrees that the repayment by the shareholders of the Company of a portion of the Company’s existing secured lending facility in the amount of $12,000,000 shall be agreed to be in the Ordinary Course of Business for all purposes under the Merger Agreement.

5. Ratification. The parties agree that the Merger Agreement, and any other documents executed and delivered in connection therewith, remains in full force and effect, and shall remain binding in accordance with its terms except as modified hereby.

6. Certain Usages. From and after the date hereof, each reference to the Merger Agreement in the Agreement and the other agreements, documents or instruments referred to or provided for in or delivered under the Agreement shall be deemed to refer to the Merger Agreement as modified hereby.

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IN WITNESS WHEREOF, each of the parties hereto have caused this Amendment to be signed and delivered by their respective duly authorized officers as of the date first above written.

ENNIS, INC.

By:	/s/ KEITH S. WALTERS
Name:	Keith S. Walters
Title:	Chairman, President and CEO

MIDLOTHIAN HOLDINGS LLC

By:	/s/ KEITH S. WALTERS
Name:	Keith S. Walters
Title:	President

CENTRUM ACQUISITION, INC.

By:	/s/ ROGER BROWN
Name:	Roger Brown
Title:	President and Chief Executive Officer

ANNEX C

June 24, 2004

The Board of Directors

Ennis, Inc.

2441 Presidential Parkway

Midlothian, Texas 76065

Members of The Board of Directors:

Ennis, Inc. (the “Company”), Centrum Acquisition, Inc. (“Centrum”), and Midlothian Holdings LLC, a wholly owned subsidiary of the Company (“Merger Sub”), propose to enter into an agreement and plan of merger (the “Agreement”) pursuant to which Centrum will be merged with and into Merger Sub (the “Merger”) and survive as a wholly owned subsidiary of the Company. Pursuant to the Merger, the Company will issue to the holders of Centrum common stock newly issued shares of common stock of the Company (“Company Common Stock”) in exchange for their shares of Centrum common stock, which will be cancelled. The aggregate value of the Company Common Stock to be issued in the Merger (the “Common Stock Consideration”) will be equal to $242 million minus the amount of indebtedness for interest-bearing borrowed money or funded debt of Centrum and its subsidiaries measured as of the closing date of the Merger. The per share value of the Company Common Stock used to determine the number of new shares to be issued will be determined based on the average New York Stock Exchange closing price for the Company Common Stock for the 30 trading days immediately preceding the date of the Agreement.

You have asked us whether, in our opinion, the Merger is fair from a financial point of view to the existing holders of the Company Common Stock.

In arriving at the opinion set forth below, we have, among other things:

1. Analyzed the proposed financial terms of the Merger and a draft of the Merger Agreement dated June 23, 2004;

2. Analyzed the Company’s audited consolidated financial statements for the fiscal years ended February 28, 1999 through February 29, 2004;

3. Analyzed certain publicly available business and financial information relating to the Company, as well as certain operating and financial information relating to the Company’s business and prospects; including financial forecasts for Ennis and A&G provided to us by the Company’s management;

4. Met with senior management of the Company to discuss the operations and financial position of the Company, business conditions in the business forms industry, and the prospects for the Company;

5. Analyzed the trading history, recent market prices, and valuation multiples for the Company’s common stock;

6. Analyzed the audited financial statements of A&G, Inc. (“A&G”), the wholly owned operating subsidiary of Centrum, for the years ended December 31, 1999 through December 31, 2003, and unaudited interim financial information for periods through April 30, 2004;

7. Analyzed certain operating and financial information relating to A&G’s business and prospects, including financial forecasts, provided to us by A&G’s management;

8. Visited A&G’s facilities in Anaheim, California;

C-1

9. Met with senior management of A&G to discuss the operations and financial position of A&G, business conditions in its segment of the apparel industry, and the business prospects for A&G;

10. Analyzed the trading history, recent market prices, and valuation multiples for the common stock of certain publicly traded companies that we deemed comparable in certain respects to A&G, as well as their financial and operating performance;

11. Analyzed publicly available financial information and terms concerning sale transactions involving companies we deemed comparable in certain respects to A&G; and

12. Conducted such other financial studies, analyses, inquiries, and investigations as we deemed appropriate, including an assessment of general economic, market, and monetary conditions.

In rendering our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information that was available to us from public sources and all the financial and other information provided to us by the Company, Centrum, or their respective representatives. We have further relied upon the assurances of management of the Company and Centrum that they are unaware of any facts that would make the information their respective representatives provided to us incomplete or misleading. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or Centrum. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed, with your consent, that the Merger will be consummated as set forth above in accordance with the terms of the Agreement, without amendment, modification, or waiver of any material term, representation, warranty, condition, or agreement and that, in the course of obtaining any necessary regulatory and third-party approvals and consents relating to the Merger, no modification, condition, restriction, limitation, or delay will be imposed that will have an adverse effect on the Company or Centrum.

With respect to the projected financial results of the Company and Centrum, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of management of the Company and Centrum, respectively. We do not express an opinion or any other form of assurance as to the reasonableness of the underlying assumptions. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets of Centrum or the Company. We have not participated in the negotiation of the Merger or, other than the issuance of this opinion, advised the Company with respect to it.

Our opinion is necessarily based on economic, market, financial, and other conditions as they exist on, and on the information made available to us as of, the date of this letter.

The Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have in the past provided financial advisory services to the Company and have received fees for the rendering of such services.

Based on the foregoing, it is our opinion that, as of the date hereof, the Merger is fair from a financial point of view to the existing holders of the Company Common Stock.

The opinion expressed herein is provided for the information and assistance of the Board of Directors of the Company concerning its deliberation regarding the Merger. Our opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to any matter relating to the Merger.

Very truly yours,

BERNSTEIN CONKLIN & BALCOMBE

C-2

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Article 2.02-1 of the Texas Business Corporation Act permits a corporation to indemnify certain persons, including officers and directors and former officers and directors, and to purchase insurance with respect to liability arising out of their capacity or status as officers and directors.

Article Nine of the Registrant’s Restated Articles of Incorporation provides as follows:

“The Corporation may indemnify any person (and the heirs, executors and administrators of such persons) who is, or was, a director, officer or former director, officer, employee or agent of the Corporation, or any person who may have served at its request as a director, officer, employee or agent of another corporation, foreign or domestic, or any partnership, proprietorship, trust, association or enterprise, whether a profit or non-profit business in which it owned shares of capital stock or other interest or of which it is a creditor, against expenses actually and necessarily incurred by him in connection with the defense of any claim, action, suit or proceeding whether brought by or in the right of the Corporation and whether civil, criminal, administrative or investigative in nature, or in connection with any appeal relating thereto, in which he is made a party or threatened to be made a party by reason of being or having been such director, officer, employee or agent except in relation to maters as to which he shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty, but such indemnification shall not be deemed exclusive of any other rights to which such person may be entitled under any bylaw, agreement, vote of shareholders or otherwise.

The Corporation shall have the power to purchase and maintain insurance on behalf of any such person, or any person who is a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any capacity arising out of his status as such whether or not the Corporation would have the power to indemnify him against such liabilities under the provisions of the Texas Business Corporation Act.”

In addition, Article IX of the Registrant’s Bylaws, as amended, provides that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was serving as a director or officer of the Registrant or serving as such at the request of the Registrant as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor, against all expenses including attorneys’ fees, judgments, fines and other amounts actually and reasonably incurred by him in connection with such action, suit or proceeding; provided, that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and further provided that there shall be no indemnification in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that a court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which such court shall deem proper. The termination of any action, suit or proceeding by settlement or its equivalent not amounting to a judgment thereof shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to be the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. Any indemnification under the provisions hereof shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct of good faith set forth above. Such determination shall be made (1) by the board of directors of Ennis, Inc. by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

In addition to the power of indemnification set forth above, the board of directors is authorized, on behalf of the corporation, to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such; and where such insurance has been purchased and maintained by the corporation but the liability incurred exceeds the applicable limits of coverage thereof, the corporation may reimburse such persons the difference between the liability incurred and the insurance proceeds received; provided, that the indemnification provisions above have been complied with.

The Registrant has purchased directors’ and officers’ liability insurance. Subject to conditions, limitations and exclusions in the policy, the insurance covers amounts required to be paid for a claim or claims made against directors and officers for any act, error, omission, misstatement, misleading statement or breach of duty by directors and officers in their capacity as directors and officers of the Registrant.

Item 21. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith or incorporated herein by reference as part of this Registration Statement:

Exhibit	Title
2.1	Agreement and Plan of Merger dated as of June 25, 2004 by and among Ennis, Inc., Midlothian Holdings LLC, and Centrum Acquisition, Inc., (incorporated by reference to Annex A of the proxy statement/prospectus included in this Registration Statement).

2.2	First Amendment to Agreement and Plan of Merger dated as of August 23, 2004 by and among Ennis, Inc., Midlothian Holdings LLC, and Centrum Acquisition, Inc., (incorporated by reference to Annex B of the proxy statement/prospectus included in this Registration Statement).

3.1	Restated Articles of Incorporation as amended through June 23, 1983 with attached amendments dated June 20, 1985, July 31, 1985 and June 16, 1988 (incorporated by reference to Exhibit 5 to the Registrant’s Form 10-K Annual Report for the fiscal year ended February 28, 1993).

3.2	Bylaws of the Registrant as amended through October 15, 1997 (incorporated by reference to Exhibit 3(ii) to the Registrants Form 10-Q Quarterly Report for the quarter ended November 30, 1997).

5.1	Opinion of Kirkpatrick & Lockhart LLP as to the legality of the shares of common stock registered hereby (previously filed).

8.1	Opinion of Kirkpatrick & Lockhart LLP as to certain tax matters (previously filed).

8.2	Opinion of Gardner Carton & Douglas LLP as to certain tax matters (previously filed).

10.1	Employment Agreement between Ennis, Inc. and Keith S. Walters dated May 1, 2003 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-K Annual Report for the fiscal year ended February 29, 2004).

10.2	Employment Agreement between Ennis, Inc. and Ronald M. Graham dated May 1, 2003 (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-K Annual Report for the fiscal year ended February 29, 2004).

Exhibit	Title
10.3	Employment Agreement between Ennis, Inc. and Michael D. Magill dated October 7, 2003 (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-K Annual Report for the fiscal year ended February 29, 2004).

10.4	2004 Long-Term Incentive Plan (incorporated by reference to Appendix C to the Registrant’s Definitive Proxy Statement on Schedule 14A filed on May 17, 2004).

10.5	Stock Purchase Agreement dated as of June 25, 2004, among Crabar/GBF, Inc., the stockholders of Crabar/GBF, Inc. and Ennis, Inc. (incorporated by reference to Exhibit 2 to the Registrant’s Current Report on Form 8-K filed on July 15, 2004).

10.6	First Amendment Agreement dated as of June 25, 2004, by and among Amin Amdani, Rauf Gajiani, Centrum Acquisition, Inc., Ennis, Inc. and Midlothian Holdings LLC (previously filed).

10.7	Indemnity Agreement dated as of June 25, 2004, by and among Laurence Ashkin, Roger Brown, John McLinden, Arthur Slaven, Ennis, Inc. and Midlothian Holdings LLC (previously filed).

10.8	Indemnity Agreement dated as of June 25, 2004, by and among Laurence Ashkin, Roger Brown, John McLinden, Arthur Slaven, Ennis, Inc. and Midlothian Holdings LLC (previously filed).

10.9	UPS Ground, Air Hundredweight and Sonicair Incentive Program Carrier Agreement (incorporated by reference to Exhibit 10 to the Registrant’s Form 10-K Annual Report for the fiscal year ended February 28, 2003).

10.10	Addendum to UPS Ground, Air and Sonicair Incentive Program, Carrier Agreement dated as of August 9, 2004, between Ennis, Inc. and United Parcel Service, Inc. (previously filed)

10.11	Carbonless Paper Agreement dated as of July 13, 2004 between Ennis, Inc. and MeadWestvaco Corporation (previously filed)

10.12	Fourth Amendment to Credit Agreement dated as of June 30, 2004, between Ennis, Inc. and Bank One, NA (previously filed).

10.13	Assignment Agreement dated as of June 30, 2004, between U.S. Bank National Association and Compass Bank (previously filed).

23.1	Consent of Ernst & Young LLP (filed herewith).

23.2	Consent of Moss Adams LLP (filed herewith).

23.3	Consents of Kirkpatrick & Lockhart LLP (included in Exhibits 5.1 and 8.1).

23.4	Consent of Bernstein, Conklin & Balcombe (filed herewith).

23.5	Consent of Gardner Carton & Douglas LLP (included in Exhibit 8.2).

24.1	Power of Attorney (previously filed).

99.1	Form of Proxy for Special Meeting of Shareholders of Ennis, Inc. (previously filed).

Item 22. Undertakings.

The undersigned registrant hereby undertakes as follows:

(1) The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from the registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(2) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145I, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(3) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(5) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(7) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midlothian, State of Texas, on October 4, 2004.

ENNIS, INC.

By:	/s/ KEITH S. WALTERS
Keith S. Walters Chairman, CEO and President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ KEITH S. WALTERS Keith S. Walters	Chairman, CEO, President and Director (Principal Executive Officer)	October 4, 2004

/S/ HARVE CATHEY Harve Cathey	Vice President—Finance and Chief Financial Officer, Secretary (Principal Financial and Accounting Officer)	October 4, 2004

James B. Gardner	Director	September , 2004

* Ronald M. Graham	Director	October 4, 2004

Harold W. Hartley	Director	September , 2004

* Robert L. Mitchell	Director	October 4, 2004

* Thomas R. Price	Director	October 4, 2004

* Kenneth G. Pritchett	Director	October 4, 2004

James C. Taylor	Director	September , 2004

Alejandro Quiroz	Director	September , 2004

*By:	/S/ HARVE CATHEY
Harve Cathey, as Attorney-in-Fact, pursuant to Powers of Attorney previously filed

EXHIBIT INDEX

Exhibit	Title
2.1	Agreement and Plan of Merger dated as of June 25, 2004 by and among Ennis, Inc., Midlothian Holdings LLC, and Centrum Acquisition, Inc., (incorporated by reference to Annex A of the proxy statement/prospectus included in this Registration Statement).

2.2	First Amendment to Agreement and Plan of Merger dated as of August 23, 2004 by and among Ennis, Inc., Midlothian Holdings LLC, and Centrum Acquisition, Inc., (incorporated by reference to Annex B of the proxy statement/prospectus included in this Registration Statement).

3.1	Restated Articles of Incorporation as amended through June 23, 1983 with attached amendments dated June 20, 1985, July 31, 1985 and June 16, 1988 (incorporated by reference to Exhibit 5 to the Registrant’s Form 10-K Annual Report for the fiscal year ended February 28, 1993).

3.2	Bylaws of the Registrant as amended through October 15, 1997 (incorporated by reference to Exhibit 3(ii) to the Registrants Form 10-Q Quarterly Report for the quarter ended November 30, 1997).

5.1	Opinion of Kirkpatrick & Lockhart LLP as to the legality of the shares of common stock registered hereby (previously filed).

8.1	Opinion of Kirkpatrick & Lockhart LLP as to certain tax matters (previously filed).

8.2	Opinion of Gardner Carton & Douglas LLP as to certain tax matters (previously filed).

10.1	Employment Agreement between Ennis, Inc. and Keith S. Walters dated May 1, 2003 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-K Annual Report for the fiscal year ended February 29, 2004).

10.2	Employment Agreement between Ennis, Inc. and Ronald M. Graham dated May 1, 2003 (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-K Annual Report for the fiscal year ended February 29, 2004).

10.3	Employment Agreement between Ennis, Inc. and Michael D. Magill dated October 7, 2003 (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-K Annual Report for the fiscal year ended February 29, 2004).

10.4	2004 Long-Term Incentive Plan (incorporated by reference to Appendix C to the Registrant’s Definitive Proxy Statement on Schedule 14A filed on May 17, 2004).

10.5	Stock Purchase Agreement dated as of June 25, 2004, among Crabar/GBF, Inc., the stockholders of Crabar/GBF, Inc. and Ennis, Inc. (incorporated by reference to Exhibit 2 to the Registrant’s Current Report on Form 8-K filed on July 15, 2004).

10.6	First Amendment Agreement dated as of June 25, 2004, by and among Amin Amdani, Rauf Gajiani, Centrum Acquisition, Inc., Ennis, Inc. and Midlothian Holdings LLC (previously filed).

10.7	Indemnity Agreement dated as of June 25, 2004, by and among Laurence Ashkin, Roger Brown, John McLinden, Arthur Slaven, Ennis, Inc. and Midlothian Holdings LLC (previously filed).

10.8	Indemnity Agreement dated as of June 25, 2004, by and among Laurence Ashkin, Roger Brown, John McLinden, Arthur Slaven, Ennis, Inc. and Midlothian Holdings LLC (previously filed).

10.9	UPS Ground, Air Hundredweight and Sonicair Incentive Program Carrier Agreement (incorporated by reference to Exhibit 10 to the Registrant’s Form 10-K Annual Report for the fiscal year ended February 28, 2003).

10.10	Addendum to UPS Ground, Air and Sonicair Incentive Program, Carrier Agreement dated as of August 9, 2004, between Ennis, Inc. and United Parcel Service, Inc. (previously filed)

Exhibit	Title

10.11	Carbonless Paper Agreement dated as of July 13, 2004 between Ennis, Inc. and MeadWestvaco Corporation (previously filed)
10.12	Fourth Amendment to Credit Agreement dated as of June 30, 2004, between Ennis, Inc. and Bank One, NA (previously filed).

10.13	Assignment Agreement dated as of June 30, 2004, between U.S. Bank National Association and Compass Bank (previously filed).

23.1	Consent of Ernst & Young LLP (filed herewith).

23.2	Consent of Moss Adams LLP (filed herewith).

23.3	Consents of Kirkpatrick & Lockhart LLP (included in Exhibits 5.1 and 8.1).

23.4	Consent of Bernstein, Conklin & Balcombe (filed herewith).

23.5	Consent of Gardner Carton & Douglas LLP (included in Exhibit 8.2).

24.1	Power of Attorney (previously filed).

99.1	Form of Proxy for Special Meeting of Shareholders of Ennis, Inc. (previously filed).